Form 20-F
period 2023-12-31
WEBUY GLOBAL LTD
filed 2024-04-15
CIK 1946703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-41840

WEBUY GLOBAL LTD

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

35 Tampines Street 92

Singapore 528880
 (Address of principal executive offices)

Bin Xue, Chief Executive Officer

+65 8859 9762

vincent@webuy.global

35 Tampines Street 92

Singapore 528880

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.000000385 per share	WBUY	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,381,600 ordinary shares as of December 31, 2023; 30,986,200 Class A ordinary shares and 21,395,400 Class B ordinary shares issued and outstanding as of the date of this report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting fi rm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report only, references to:

●	“BBPL” are to Bear & Bear Pte Ltd., a wholly owned subsidiary of New Retail;

●	“New Retail” are to New Retail International Pte Ltd.;

●	“PTBK” are to PT Buah Kita Retail, a wholly owned subsidiary of PTWB;

●	“PTWB” are to PT Webuy Social Indonesia a 95% owned subsidiary of New Retail;

●	“PTWT” are to PT Webuy Travel Indonesia, a 70% owned subsidiary of PTWB;

●	“Subsidiaries” are to The Shopaholic Bear Pte Ltd., Bear Bear Pte Ltd., and PT Webuy Social Indonesia;

●	“TSB” are to The Shopaholic Bear Pte Ltd., a wholly owned subsidiary of New Retail;

●	“WAPL” are to Webuy Advisory Pte Ltd, a wholly owned subsidiary of New Retail;

●	“We”, “us”, “our”, the “Company”, and “our company” are to WeBuy and its subsidiaries;

●	“WeBuy” are to WEBUY GLOBAL LTD, an exempted company with limited liability incorporated under the laws of the Cayman Islands; and

●	“WTPL” are to Webuy Travel Pte. Ltd., a wholly owned subsidiary of New Retail.

This annual report contains translations of the foreign currency amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates for our major businesses are listed below:

	December 31, 2023	December 31, 2022	December 31, 2021
Period Ended USD:Singapore Dollar (“SGD”) exchange rate	1.3207	1.3402	1.3523
Period Average USD:SGD exchange rate	1.3426	1.3789	1.3439
Period Ended USD:Indonesian Rupiah (“IDR”) exchange rate	15,389.35	15,604.03	14,253.00
Period Average USD:IDR exchange rate	15,233.65	14,847.64	14,336.35
Period Ended USD:Malaysian Ringgit (“MYR”) exchange rate	—	4.4014	4.17311
Period Average USD:MYR exchange rate	—	4.3985	4.14420

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 1. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

WEBUY GLOBAL LTD, or WEBUY, is a holding company incorporated in Cayman Islands. As a holding company with no material operations, WEBUY conducts a substantial majority of its operations through its subsidiaries established in Singapore or Indonesia. However, neither the holding company nor any of the Company’s subsidiaries conduct any operations through contractual arrangements with a variable interest entity. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in the Singapore or Indonesia operating entities, but rather purchasing equity solely in WEBUY GLOBAL LTD, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 1  of this annual report.

Risks Related to Our Business and Industry

●	We operate in a competitive environment and may lose market share and customers if we fail to compete effectively (page 3).

●	We may face challenges in expanding our product offerings (page 4).

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected (page 4).

●	Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates (page 5).

●	If we or our suppliers fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions we operate, our business, financial condition, and results of operations may be materially and adversely impacted (page 7).

●	As a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A ordinary shares (page 8).

●	We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced disclosure and governance requirements applicable to emerging growth companies which may cause our ordinary shares to be less attractive to investors (page 7).

●	If we are unable to maintain a strong customer base that attracts new customers and repeat purchases from existing customers, or if we are unable to build and sustain an integrated ecosystem for the goods we carry, our business, financial condition and results of operations may be materially and adversely affected (page 10).

●	If we fail to anticipate our customers’ needs and provide offerings to attract and retain customers, or fail to adapt our services or business model to changing needs of our customers or emerging industry standards, our business may be materially and adversely affected (page 10).

●	If we fail to recruit new Group Leaders or keep our existing Group Leaders motivated, our business may suffer (page 11).

Risks Related to Our Securities

●	We do not intend to pay dividends for the foreseeable future (page 18).

●	Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our ordinary shares (page [ ]).

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer (page [ ]).

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (page 21).

Risks Related to Countries Where We Operate

●	Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us (page 22).

●	Disruptions in the international trading environment may seriously decrease our international sales (page 22).

●	Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence (page 22).

Risks Related to our Business and Industry

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Webuy brand among our customers and suppliers have contributed significantly to the growth and success of our business. Maintaining and enhancing such brand recognition and reputation is critical to attracting new customers and suppliers to our platform, and to preserve and deepen the engagement with our existing customers and suppliers as well as to mitigate legislative or regulatory scrutiny, litigation, government investigations and adverse public sentiment. Negative publicity, whether or not justified, can spread rapidly through social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand can be harmed. Many factors, including those beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior shopping experience to customers;

●	maintain the authenticity, quality and diversity of our product offerings in sufficient quantities;

●	maintain the efficiency, reliability and security of our fulfillment services and payment systems;

●	maintain or improve buyer satisfaction with our after-sale services;

●	enhance brand awareness through marketing and brand promotion activities;

●	preserve our reputation and goodwill in the event of any negative publicity involving our product authenticity and quality, customer service, cybersecurity, data protection, authorization to sell products or other issues affecting it; and

●	maintain positive relationships with our suppliers and other service providers.

Any public perception (i) that counterfeit or infringing products are sold on our platform, (ii) that we, or our third-party service providers, do not provide satisfactory customer service or (iii) that we infringe upon any brand owners’ intellectual property rights could damage our reputation, diminish our brand value, undermine our credibility and adversely impact our business. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, we may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We operate in a competitive environment and may lose market share and customers if we fail to compete effectively.

The e-commerce industry in the Asia Pacific region is competitive. We face significant competition from existing, well-established, and low-cost alternatives, and we expect to face competition from new market entrants in the future. In addition, within each of the markets where we offer our services, the cost to switch between service providers is low. Customers have a propensity to shift to the lowest-cost or highest-quality provider, and suppliers have a propensity to shift to the platform with the highest earnings potential. As we and our competitors introduce new products and services, and as existing services and products evolve, we expect to become subject to additional competition. In addition, our competitors may adopt features of our offerings, which would reduce our ability to differentiate our offerings from those of our competitors, or they may adopt innovations that suppliers and customers value more highly than ours, which would render our offerings less attractive. See “Our Business — Competition.” In addition, new technologies may increase or even transform the competitive landscape in the e-commerce industry. New competitive business models may appear, such as business models based on new forms of social media, and we may not adapt quickly enough, or at all, to changing industry trends.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. For example, when we set prices, we consider how competitors have set prices for the same or similar products. When they cut prices or offer additional incentives to compete with it, we may have to lower our own prices or offer comparable incentives or risk losing market share. When we have products that do not sell, we often reduce prices to clear inventory. In addition, credible suppliers are crucial in broadening our product listings, and we compete with other companies for these suppliers.

We also compete on the basis of non-price terms. For example, we offer free home deliveries for orders above a certain minimum value and aim to make deliveries available within one (1) business day (while providing customers with the option to place orders up to seven (7) days in advance). We plan to employ a variety of strategies to shorten delivery times, such as increased monitoring of our delivery service partners’ performance. If we are unable to maintain the reliability of, and continue to provide short delivery times, we may lose any competitive advantage.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships and sourcing expertise, including larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. As a result, such competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our offerings less attractive. The markets in which we compete have attracted significant investments from a wide range of funding sources. Some of our competitors are subsidiaries or affiliates of large global companies which may subsidize their losses or provide them with additional resources to compete with us. As a result, many of our competitors are well capitalized and have the resources to offer discounted services, supplier incentives and customer promotions, as well as to develop innovative offerings and alternative pricing models which may be more attractive to customers than those that we offer.

Increased competition may reduce our profitability, market share, customer base, and brand recognition. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may face challenges in expanding our product offerings

We currently offer a wide range of products on our platform, including food and beverage, fresh produce, as well as lifestyle and other personal care items. Expansion into diverse new product categories and increasing our product offerings involve new risks and challenges. Our lack of familiarity with these products and lack of relevant buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our suppliers may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the suppliers in connection with these claims and complaints.

As we broaden our product offerings, we will need to work with a large number of new suppliers and partners efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and partners. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since its inception in 2019. We continue to introduce new lines of business and plan to continue to grow our business. In addition, in the past few years, we have expanded into new markets and increased our product offerings. Expanding our business has entailed and will continue to entail significant risks as we work with new suppliers, expand into new markets and offer new products. As the business grows and our product offerings increase, we will need to continue to work with a large number of merchants and an even larger number of individual sellers efficiently and establish and maintain mutually beneficial relationships with them. We will also need to perform sufficient due diligence and other checks to prevent the sale of unsatisfactory or infringing goods on our platform. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All of these efforts will require significant financial, managerial and human resources. In addition, our number of employees has increased since our inception, and may continue to increase in the future. We cannot assure you that we will be able to effectively manage our growth or to implement desired systems, procedures and controls successfully, particularly as the size of our organization grows, or that our system will perform as expected or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our growth may be interrupted and our business and prospects may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates.

We commenced our online business in 2019 and have a limited operating history. Since inception, we have experienced rapid growth in our business. Our revenue increased from US$44,560,418 in fiscal year 2022 to US$61,686,170 in fiscal year 2023. We have incurred operating losses every year since inception. Our business has undergone significant changes each year since its inception, including through acquisitions and the introduction of new products and services, and therefore our historical growth rate may not be indicative of future performance. We cannot assure you that we will be able to achieve similar results or grow at a similar rate as we have in the past. Growth may slow, revenue may decline and losses may increase for a number of possible reasons, some of which are beyond our control, including decreased consumer spending, greater competition, declining growth of our overall market or industry in the Asia Pacific region, negative perceptions about product quality or authenticity, fulfilment bottlenecks, sourcing difficulties, emergence of alternative business models, changes in government policies, tax policies or general economic conditions. Our limited operating history makes it difficult to evaluate our prospects and the risks and challenges we may encounter, and we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our securities could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

We have a history of losses, operating losses and negative cash flow from operating activities, and we may continue to incur losses and operating losses, and experience negative cash flow from operating activities, in the future.

We have incurred significant losses and negative cash flow from operating activities since our inception. For the year ended December 31, 2023, 2022 and 2021, we had a negative cash flow of $7,135,623, $4,117,551 and $3,994,972, respectively. We cannot assure you that we will be able to generate profits, operating profits or positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including our ability to grow and retain our buyer and seller base, our ability to secure favorable commercial terms from suppliers, our ability to spot trends in the e-commerce industry, accurately perceive our customers’ demands, and manage our product mix accordingly and our ability to expand our new lines of business and offer value-added services with higher profit margins. In addition, we intend to continue to invest heavily in the foreseeable future in order to grow our business in the Asia Pacific e-commerce market. As a result, we believe that we may continue to incur losses for some time in the future.

The report of our independent registered public accounting firm that accompanies our audited consolidated financial statements also contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might take place if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. Although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

Failure to safeguard private and confidential information of our customers and protect our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Our business generates and processes a large quantity of data. An important challenge to the e-commerce industry in general, is the safekeeping and secure transmission of private and confidential information over public networks. Through third-party cloud computing service providers such as Amazon Web Services, we maintain a large database of confidential and private information as a result of customers placing orders and inputting payment and contact information online, all through our mobile application. In addition, we accept a variety of payment methods such as major credit cards networks, bank transfers and third party payment service providers, and online payments are settled through third-party online payment services. We also share certain personal information about our customers with contracted delivery partners, such as their names, addresses, phone numbers and transaction records in order to facilitate pickups and deliveries. Maintaining complete security for the storage and transmission of confidential information in our system presents us with significant challenges.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology and the sophistication of cyber-attackers, new discoveries in cryptography or other developments could result in a compromise or breach of the technology that we use to protect confidential information, which could lead to third parties illegally obtaining private and confidential information we hold as a result of our customers’ use of our mobile application, which could significantly affect consumer confidence in our platform and harm our business. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our customers on our platform. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information.

In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our customers may elect to make or accept payments. Any negative publicity on our mobile application’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon it as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security, or the information security measures of our contracted third-party couriers or third-party online payment service providers, could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage and transmission of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny in the various jurisdictions in which we and our subsidiaries operate. In addition to already existing stringent laws and regulations in such jurisdictions applicable to the solicitation, collection, processing, sharing or use of personal or consumer information, we may become subject to newly enacted laws and regulations that could affect how we store, process and share data with our customers, suppliers and third-party sellers. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital, managerial resources and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by cyber-attackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

Any perception by the public that e-commerce or the privacy of customer information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online luxury retail and other online services generally, which could have a material and adverse effect on our financial condition and results of operations.

We rely on commercial banks and third-party online payment service providers for payment processing on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Businesses involving online payment services are subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by buyers and merchants;

●	increasing competition, including from other established internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of buyers’ personal information and concerns over the use and security of information collected from buyers;

●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks may impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

If we or our suppliers fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions we operate, our business, financial condition, and results of operations may be materially and adversely impacted.

We are required to hold a number of licenses and permits in connection with our business operation, including fresh fruits and vegetables import license, meat and fish products import license, and processed food products and food appliances import license. We have in the past held, and currently hold, all material licenses and permits described above. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above-mentioned approvals and permits. However, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arises from time to time in the jurisdictions in which we operate. Although we endeavor to comply with all applicable laws and regulations, there is no assurance that we can timely react to the evolving requirements, or that we will not be subject to any penalties in the future.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. Due to our significant growth, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have granted and may continue to grant options and other types of awards to key employees, directors and consultants to incentivize their performance and align their interests with ours, which may result in increased share-based compensation expenses.

We recognize share-based compensation expenses in our consolidated financial statements in accordance with U.S. GAAP. On January 1, 2021, we have granted 4,269,200 ordinary shares to our key employees with a vesting period of 20 months. As a result, we have incurred share-based compensation expenses in the year ended December 31, 2021 until the third quarter of 2022 in connection with these grants. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. However, as a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation expenses in the reporting periods following this offering.

Fluctuations in exchange rates between and among the Singapore dollar, the Australian dollar, the Euro, as well as other currencies in which we do business, may adversely affect our operating results.

We operate in various countries in the Asia Pacific region, including Singapore and Indonesia, among other countries. We make inventory purchases primarily in SGD, IDR, RMB and U.S. dollars, incurs employee compensation expenses and administrative expenses primarily in Singapore dollars, and incur certain other expenses in various other currencies. We derive a significant portion of our revenue from sales denominated in Singapore dollars as well as in various local currencies other than the Singapore dollar.

Our margins may be affected and we may otherwise be affected by foreign exchange differences in connection with fluctuations in the value of currencies against the Singapore dollar and managing multiple currency exposures. For example, we must pay fees to convert proceeds in foreign currencies to Singapore dollars. In addition, foreign exchange controls may restrict us from repatriating income earned in certain foreign countries to Singapore. Any such delay in revenue repatriation may cause us to incur losses due to the volatility of these currencies compared to the Singapore dollar. Because we report our results in Singapore dollars, the difference in exchange rates in one period compared to another directly impacts period-to-period comparisons of our operating results. Because currency exchange rates have been especially volatile in the recent past, these currency fluctuations may make it difficult for us to predict our results. Our Indonesia subsidiary generates primarily all of its revenue in the Indonesian Rupiah, which is freely convertible and transferable, except that Indonesian banks may not transfer Indonesian Rupiah to persons outside of Indonesia and may not conduct certain transactions with non-residents. As a result, any restriction on currency exchange may limit the ability of our Indonesia subsidiary to use its Indonesian Rupiah revenues to pay dividends to us. Limitations on the ability of our subsidiaries to pay dividends or make any other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The value of these currencies is affected by, among other things, changes in political and economic conditions, and the foreign exchange policies in the respective countries. It is difficult to predict how market forces or government policies may impact the exchange rates between these currencies and the U.S. dollar in the future.

Significant revaluation of these currencies may have a material and adverse effect on your investment. Currently, we have not implemented any comprehensive strategy to mitigate risks related to the impact of fluctuations in currency exchange rates. Implementing hedging strategies can prove costly. Even if we were to implement hedging strategies, not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate fluctuations in the value of currencies and other currency risks accurately could adversely affect our operating results.

As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

We expect to continue to devote significant resources to international expansion in the Asia Pacific region through organic growth. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of operating a rapidly growing business in an environment of multiple languages, cultures, customs and legal and regulatory systems. Entering new international markets or expanding our operations in existing international markets will involve substantial cost, and our ability to gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally. For example, we may become subject to risks that we have not faced before or an increase in the risks that we currently face, including risks associated with:

●	localizing our operations and platform, and gaining customer acceptance;

●	recruiting and retaining talented and capable management and employees in various countries;

●	language barrier and cultural differences;

●	negotiating agreements that are economically beneficial to us and protective of our rights, such as contracting with various third parties for the localization of our services;

●	competition from home-grown businesses with significant local market share and a better understanding of consumer preferences;

●	protecting and enforcing our intellectual property rights;

●	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

●	complying with applicable foreign laws and regulations, such as those relating to intellectual property, privacy, consumer protection, e-commerce, customs and anti-money laundering;

●	currency exchange rate fluctuations, and foreign exchange controls that might restrict or prevent us from repatriating income earned in foreign countries;

●	challenges in maintaining internal controls and managing accounting personnel in the countries where we operate;

●	protectionist laws and business practices that favor local businesses in some countries;

●	various forms of online fraud, such as credit card fraud;

●	foreign and local tax consequences;

●	political, economic and social instability; and

●	higher costs associated with doing business internationally.

Any failure to meet the challenges associated with international expansion could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain a strong customer base that attracts new customers and repeat purchases from existing customers, or if we are unable to build and sustain an integrated ecosystem for the goods we carry, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers and retain existing customers, which is important to the growth and profitability of our business. More importantly, our future growth also depends on our ability to leverage our platform and build an integrated ecosystem for the goods we carry (which at present, would be groceries and lifestyle products) where customers are able to enjoy direct cost savings arising from the group-buy business model. We leverage social networks as a tool for customer acquisition and engagement. Although buyers can access our platform and make team purchases without using social networks, we leverage social networks, such as Facebook, TikTok and Whatsapp, to enable customers to share product information and their purchase experiences with their friends, family, and other social contacts to generate low-cost organic traffic. We may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our customer base, and may have a material adverse effect on our business, financial condition and results of operations.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The internet and the e-commerce markets are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

If we fail to anticipate our customers’ needs and provide offerings to attract and retain customers, or fail to adapt our services or business model to changing needs of our customers or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as needs and preferences of consumers are constantly evolving. We must stay abreast of emerging consumer preferences and anticipate upcoming trends in order to continuously respond to such changes to remain competitive and maintain our market position. In addition, maintaining effective marketing is important for our business. We increasingly plan to use technology to enable our systems to make recommendations to customers based on past purchases or on goods viewed but not purchased. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our customers’ browsing and purchasing behavior, to provide accurate and reliable information. We believe that customers choose to utilize our platform because we offer a dynamic and interactive shopping experience, and a wide selection of goods. If we are unable to continue to provide a seamless user experience across different access points, our customers may choose to utilize alternative platforms offered by our competitors. Furthermore, we may not always be able to anticipate the demand and preferences of our customers accurately. Any inability to adapt to these changes promptly may result in a failure to capture new customers or retain existing customers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

If our customer base diminishes, it could cause existing suppliers and partners to perceive our platform as less valuable and leave our platform. In addition, potential suppliers and partners could be deterred from joining us. Suppliers may also regard us as less valuable for various other reasons, such as the perceived ineffectiveness of our marketing efforts or the emergence of alternative platforms that charge lower commissions and fees. Any of the above scenarios in turn may materially and adversely affect our business, financial condition and results of operations.

If our senior management is unable to work together effectively or efficiently, or if we lose their service, our business may be severely disrupted.

Our success depends heavily upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Bin Xue, our Founder and Chief Executive Officer, and other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more members of our senior management were unable or unwilling to serve in their current positions, we might not be able to locate an appropriate replacement, if at all, and our business, financial condition and results of operations may be materially and adversely affected. If any member of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff. Our senior management has entered into employment agreements with us, which contain confidentiality and non-competition provisions. There can be no assurance that any such non-competition provision will be enforceable in the Singapore courts. In addition, under these agreements, members of our senior management team can resign by giving us prior notice or through forfeiture of compensation during the notice period in lieu of giving prior notice. We currently do not maintain any insurance coverage for loss of key management personnel. If any dispute arises between our senior management and us, especially one that results in any resignation, we may suffer negative publicity and erosion of investor confidence, and we may have to incur substantial costs and expenses in order to enforce such agreements, or we may be unable to enforce them at all.

We depend on talented, experienced and committed personnel to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

A fundamental driver of our continued success is our ability to recruit, train and retain qualified personnel with deep experience in the ecommerce industry, particularly in areas of technology, authentication, marketing and operations. For example, we face difficulty recruiting experienced technology personnel, whose responsibility is to design and maintain user-friendly mobile applications.

Our senior management and mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment services, customer service centers and other back office functions also depends on the knowledge and diligence of our management and employees. Since the online e-commerce industry is characterized by high demand and intense competition for talent, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We plan to hire additional employees both in our technology department, in order to enhance user experience for all our online touch points, and in our finance department. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply and this requires us to be more creative and pro-active in our talent sourcing rather than only depending on traditional recruitment channels. Failure to obtain experienced and dedicated employees may lead to underperformance of these functions and cause disruption to our business. Labor costs in the countries in which we operate have increased with the economic development in the Asia Pacific region. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, if at all, and rapid expansion may impair our ability to maintain a dynamic corporate culture. Furthermore, additional employees that we plan to hire may be located at our offices and facilities outside Singapore. As a result, we may have less control over these employees, and we may experience increased difficulty in integrating them into our corporate culture.

If we fail to recruit new Group Leaders or keep our existing Group Leaders motivated, our business may suffer.

Our Group Leaders are key in acquiring and retaining customers, and particular, in facilitating customer engagement which is crucial in developing and maintaining the dynamic and interactive experience that our platform strives to deliver. If we are unable to retain a sufficient number of Group Leaders such as would allow us to effectively and efficiently engage with the community, gather feedback in a timely manner, and assist with tail-end logistics, our business and growth could be disrupted.

We cannot assure that the incentives currently offered by us to Group leaders can continue to motivate and retain our Group Leaders in the future, or that potential competitors with greater financial resources will not adopt a similar business model as us while offering our Group Leaders greater incentives to perform similar roles on their platforms.

The proper functioning of our information technology platform is essential to our business. Any failure to maintain the satisfactory performance of our mobile application and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and suppliers, and provide superior customer service. All of our sales of products are made online through our mobile application, and the fulfillment services we provide to customers are coordinated through our mobile application. Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattacks or other attempts to harm our systems that result in the unavailability or slowdown of our mobile application or reduced orders and fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our mobile application. Our cloud servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile application slowdown or shutdown, delays or errors in transaction processing, loss of valuable data or the inability to accept and fulfill orders. Even though we have not experienced in the past, we may experience cyber-attacks and unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our information technology systems from any third-party intrusions, viruses or cyberattacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue. Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades, improvement strategies or updates by our third party technology service providers. In particular, our systems may experience windows of down time during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely and reliable basis, if at all. Surges in online traffic associated with promotional activities and holiday seasons in the past, among others, could strain our platform and result in unexpected downtime if our server is unable to handle the volume of traffic. While we have implemented procedures to add server capacity prior to such events, there can be no assurance that our servers will not be overloaded in the future due to the popularity of sales events or for any other reason. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in the internet infrastructure of any particular country in which we operate or any disruption in our arrangements with third-party providers of communications and storage capacity could impair our ability to sell products over our mobile applications, which could cause us to lose customers and harm our operating results.

The majority of our sales of products and services are made online through our mobile application, and the fulfillment services we provide to our customers are related to their purchases through our mobile application. Our business depends on the performance and reliability of the internet infrastructure in the Asia Pacific countries in which we operate. The availability of our mobile application depends on telecommunications carriers and other third-party providers of communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Service interruptions prevent our buyers and sellers from accessing our mobile application, and frequent interruptions could frustrate them and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile application. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on its ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely manner. The development of mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

We have seen an increase in the use of mobile devices by buyers to place orders and by sellers to showcase their products, and we expect this trend to continue. To optimize the mobile shopping experience, we guide our customers to download our mobile application to their devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers use our mobile application. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our mobile application on their mobile devices, or if our customers choose not to access or to use our mobile application on their mobile devices or to use mobile products that do not offer access to our mobile application, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including major credit card networks, bank transfers and payment gateways such as Stripe, PayNow and Reddot. For certain payment methods, including credit cards, we pay transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer. We also rely on third parties to provide payment processing services. If these service providers fail to provide adequate services or if our relationships with them were to terminate, we and our suppliers’ ability to accept payments could be adversely affected, and our business could be harmed. One of our payment service providers has experienced a network failure in the past, and we cannot assure you that similar incidents will not occur in the future. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks. As a result, we may be exposed to significant costs and business disruption.

The insurance industry in certain jurisdictions where we operate is not yet fully developed, and many forms of insurance protection common in more developed countries are not available on comparable or commercially acceptable terms, if at all. We do not currently maintain insurance coverage for business interruption, product liability, or loss of key management personnel. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks and fraudulent transactions, nor for losses from cyberattacks, software failures and data loss. Our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses. As to those risks for which we have insurance coverage, the insurance payouts we are entitled to in case of an insured event are subject to deductibles and other customary conditions and limitations. For instance, we cannot rule out the possibility that natural disasters, fire or theft would destroy valuable inventory in one or more logistics centers, in which case the damages we suffer may exceed the insurance payouts to which we would be entitled. This, and various other scenarios, if materialized, could materially and adversely affect our business, financial condition and results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, negative comments on social media and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our ordinary shares.

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or verification and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. Given that the comments and posts on social media also tend to spread broadly and quickly, the harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our securities.

We may be (or become) classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject United States investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) held during such year produce or are held for the production of passive income (the “asset test”). No determination has been made as to whether we were a PFIC for a prior taxable period. It is possible that we may become a PFIC for the current taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. For more information see “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Considerations.”

We could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

We believe we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities, including any arising from restructuring transactions, could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Although we are domiciled in Singapore, we and our subsidiaries collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. We believe that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations. In addition, we may, from time to time, be subject to inquiries from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us that may adversely affect our business, financial condition and results of operations.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because a substantial portion of our assets are in Singapore and several of our directors and executive officers reside outside the United States.

Since we are incorporated in the Cayman Islands, several of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or our directors and officers who reside outside of the United States. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or our directors and officers who reside outside of the United States in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, you may not be able to enforce any judgments outside of the United States against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws.

As a result, you may have more difficulty in protecting your interests through actions against us, our management, or our major shareholders than would shareholders of a corporation with a larger portion of its assets in the United States or with more directors or officers resident in the United States.

We may need to raise capital in addition to this offering, which may not be available on favorable terms, if at all, and which may cause dilution to holders of our ordinary shares, restrict our operations or adversely affect our ability to operate and continue our business.

If we need to raise additional funds, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to holders of our ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose on us that limit our ability to achieve our business objectives. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

Our indebtedness could have important consequences to you.

Our indebtedness could have important consequences to you. For example, it could:

●	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

●	place us at a competitive disadvantage compared to competitors that may have proportionately less debt and greater financial resources.

If we were to default on our obligations, we could be required to dispose of material assets or operations to meet our debt service and other obligations, and the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount. If we were to otherwise attempt to sell material assets or operations, the foregoing encumbrances may limit our ability to dispose of material assets or operations. In the event that our debtors enforced their rights to our assets, we may have to discontinue our business, and our investors could lose all or a part of their investment in us.

There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available for use when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global economic conditions continue to be subject to volatility arising from international geopolitical developments (such as the war in Ukraine), global economic phenomenon (including rising inflation rates), general financial market turbulence and natural phenomena (such as the COVID-19 pandemic). Uncertainty about global economic conditions could result in

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

●	third-party suppliers being unable to produce components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on the Singapore, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations, our ability to conduct any future offerings on a national U.S. exchange (or at all) and the trading price of our ordinary shares if we ever conduct such an offering.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

A global pandemic of a novel strain of coronavirus (COVID-19) in December 2019 and has spread globally. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales.

The virus and the measures to contain its spread have resulted in business and manufacturing disruptions in our markets, impacted the business activities of e-commerce merchants, and other ecosystem participants (such as logistics networks and payment channels in the affected markets) and disrupted the global supply chain. Some of our merchants and suppliers with whom we maintain business relationships have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or global supply chain disruptions.

We have experienced supply chain constraints resulting from the COVID-19 pandemic, which has slowed down supply and has negatively impact the timing of deploying products to our clients. In addition, we have also faced increased costs of components and freight resulting from COVID-19. Further, current or future governmental policies may increase the risk of inflation, which could further increase the costs of raw materials and components for our business. Similarly, if costs of goods continue to increase, our suppliers may seek price increases from us. If we are unable to mitigate the impact of supply chain constraints and inflationary pressure through price increases or other measures, our results of operations and financial condition could be negatively impacted. Even if we are able to raise the prices of our products, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brand, reputation, and sales. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our revenues may be impacted by lower prices, which may negatively impact our margins. Even though we are working to alleviate supply chain constraints through various measures, we are unable to predict the impact of these constraints on the timing of revenue and operating costs of our business in the near future. Raw material supply shortages and supply chain constraints, including cost inflation, have impacted and could continue to negatively impact our ability to meet increased demand, which in turn could impact our net sales revenues and market share. The increased cost of freight and fresh produce in general are likely to have an impact on sales and operating losses throughout 2023 as well as 2024.

The global stock markets have experienced and may continue to experience a significant decline from the COVID-19 pandemic. The price of our ordinary shares may decline significantly after the consummation of this offering, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the pandemic of and response to the coronavirus cannot be reasonably estimated at this time.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s participation in forex trading. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. The ongoing spread of variants of infectious diseases, such as the COVID-19 virus, may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. The ongoing spread of variants of infectious diseases, such as the COVID-19 virus, may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

Risks Relating to Our Securities

An active trading market for our ordinary shares may not be maintained and the trading price for our Class A ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for our ordinary shares will be maintained. If an active public market for our ordinary shares is not maintained, the market price and liquidity of our ordinary shares may be materially and adversely affected. The public offering price for our ordinary shares in the public offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after the public offering will not decline below the public offering price. As a result, investors in our ordinary shares may experience a significant decrease in the value of their shares.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

The market price of our Class A ordinary shares can be volatile and can fluctuate substantially, which could result in substantial losses for purchasers of our Ordinary Shares in this offering.

The market price of our ordinary shares can be highly volatile. Accordingly, you may be unable to sell your Class A ordinary shares at or above the offering price.

The wide fluctuations of the market price of our Class A ordinary shares may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition to the risks addressed above, our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image, negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

Short selling may drive down the market price of our ordinary shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC,

Our Chairman, Bin Xue, has substantial influence over the Company, and his interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Our Chairman, Chief Executive Officer and controlling shareholder, Mr. Bin Xue through him as well as GBUY GLOBAL LTD and WEBUY TALENT LTD, indirectly controls approximately 69.36% of our issued and outstanding ordinary shares.

Accordingly, Mr. Bin Xue could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of Mr. Bin Xue, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and Nasdaq Capital Market rules if because our insiders continue to beneficially own more than 50% of our outstanding ordinary shares.

Our Chairman Mr. Bin Xue is deemed to beneficially hold 16,989,462 Class B ordinary shares, which represents 69.36% in voting power of our issued and outstanding shares. Accordingly, the Company is a “controlled company” under applicable Nasdaq listing standards, and we expect to continue to be a controlled company after the Offering. We may rely, on certain exemptions from corporate governance rules, on including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. In the event that we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of Share Capital — Differences in Corporate Law.”

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiary was incorporated and is located in Singapore and Indonesia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Furthermore, our auditor, Onestop Assurance PAC, is headquartered in Singapore and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore and Indonesia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands, Singapore and Indonesia, see “Item 10. Additional Information —10.B. Memorandum and articles of association — Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 10 clear days is required for the convening of a general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Once we become a public company, FINRA sales practice requirements may limit your ability to buy and sell shares of our ordinary shares, which could depress the price of our shares.

Once we list our securities listed on a national U.S. exchange, broker-dealers could be required by FINRA rules to have reasonable grounds for believing that an investment in our securities is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our securities, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Risks Related to Countries Where We Operate

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our services, which could impact our business, financial condition and results of operations.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural disaster events (such as volcanos, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Item 4. Information on the Company

4.A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands on August 29, 2022.

On August 29, 2022, and in connection with the NRI Share Swap Agreement, the Company acquired 100% of the issued shares of New Retail (being 16,644 shares comprising (a) 8,202 ordinary shares denominated in SGD, (b) 3,440 preference shares denominated in SGD, and (c) 5,002 preference shares denominated in USD through the Share Swap. Following the Share Swap, New Retail became a wholly owned subsidiary of the Company and the former shareholders, holders of warrants, convertible notes and the SAFE of New Retail immediately prior to the Share Swap hold 100% of the equity interests of the Company prior to the Company’s initial public offering. As a result of the share forward split, the effective number of ordinary shares of Webuy became 43,274,400.

Organization Chart

The chart below sets out our corporate structure as of the date of this annual report.

Corporate Headquarters

Our principal executive offices are located at 35 Tampines Street 92 Singapore 528880. Our telephone number is +65 8859 9762. Our website address is webuysg.com. Information on our website does not constitute part of this annual report. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

4.B. Business Overview

We are an emerging SEA community e-commerce retailor with a focus on grocery and travel. Our approach to electronic commerce (“e-commerce”) encompasses an extensive array of online commercial activities, including but not limited to, sales and purchases of products or services, supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems.

At the core of our business model is a unique form of community e-commerce, which synergizes social media users with shared interests into powerful community groups across platforms such as Facebook, Instagram, WeChat, WhatsApp, Line, TikTok, and YouTube. This strategy leverages deep personal connections and the natural power of word-of-mouth, generating highly personalized and targeted insights. This enables us to reach and engage with our target audiences more effectively. Community groups are meticulously formed based on the geographic proximity of members and their online shopping behaviors, with a dedicated community leader driving group cohesion, managing events, and enhancing customer services.

In May 2022, leveraging our established community ties, we strategically diversified our offerings by introducing innovative travel services. This decision leveraged our existing community networks to the fullest. Not only did this diversification showcase our adaptive business model, but it also led to significant growth. The introduction of travel services marked a pivotal moment in our Company’s history of expansion.

Expanding on our recent progress, we officially introduced our Online-to-Offline (O2O) business model in October 2023, utilizing an advanced franchise system. This model represents a significant advancement in retail by integrating our digital capabilities that foster physical interactions and strong customer relationships, and offering distinctive value propositions. The O2O strategy goes beyond an expansion; it elevates the consumers’ e-commerce journey by weaving together our online community strength with offline experiences, as we continue to promote and implement our vision, which vision revolves around a consumer-centric retail environment anchored in trust, engagement, and exceptional service delivery.

Our Business Model

A. Group buy Model

The “group buy” model upon which our social e-commerce community platform is built fosters greater customer engagement as they are able to be part of a group purchase and enjoy lower prices, or purchase products and services individually. This allows them to share purchase interests with their social network, strengthen existing connections and meet new acquaintances, and gain meaningful experience and additional shopping perks in the form of e-vouchers and sales commissions.

Specifically, e-vouchers are only available to all users on the platform during the platform sales campaign, including customers and Group Leaders. The e-vouchers are redeemable in purchasing credit only and is not available as cash.

On the other hand, sales commissions are only available to Group Leaders in “Assets” form, which can be used to either offset further purchases or transfer out as cash to their bank accounts. Sales commission earned by Group Leaders are earned through their work in promoting the Webuy products to their community. Group Leaders receive sales commission as a percentage of products sales made by customers in their community. Every product will have different percentage of products sales as sales commission depending on the products margin, usually in the range of 6% to 20%. The Company incurred a sales commission of $868,556 and $2,161,159 for the years ended December 31, 2023 and 2022.

We value both customers and Group Leaders, who are all users on our platform, and we are cultivate their loyalty by shopping perks, such as Webuy-exclusive promotions and product festivals and brand collaborations. Furthermore, all users can earn coins by performing tasks such as daily check in and uploading product reviews in our Webuy mobile application. The coins can be used as credit for future purchase prices. Unlike assets for Group Leaders, coins are not eligible for cash out from the bank. E-vouchers, on the other hand, can usually be obtained during sales campaign and are valid for 3-5 days. E-vouchers usually grant users a percentage discount and can be used with coins concurrently in the same transaction.

Our “group buy” model embraces a human element manifested in the Group Leader role offered to customers. Webuy and its network of suppliers work closely with its community of Group Leaders, forging a mutually dependent relationship to serve its customers. In helping to arrange for group purchases and delivery pick-up at a single location, these Group Leaders are significant in reducing Webuy’s user acquisition and logistics costs. These Group Leaders are well-equipped to carry out their delegated responsibility, being supported with technology tools, consistent training, marketing materials, and delivery methods. Group Leaders’ houses could also serve as a pickup location for their local customers and reduce the delivery cost. An illustration of this model is below:

“Group buy” allows an individual to purchase products at a price ordinarily only available if he or she were to do a bulk purchase. Our community-based approach has enabled us to offer products to our customers at a low cost, as feedback from our Group Leaders allow us to gain a more accurate understanding of our customer’s immediate needs, wants, and trends. Based on the feedback obtained, we source for the items that we know or can reasonably expect to be in demand, such that the risk of unsold goods is low. Our product offerings are tailored to and decided based on the needs of the community, through feedback received from our Group Leaders.

Our Group Leaders also help us understand market demand and consumer expectations. When a new product offering is available, we will get the Group Leaders to “guess” the selling price of the new product in order to understand a consumer’s expectation of the respective pricings. The eventual pricing of the product will be influenced by the Group Leader’s guess, as well as amongst other factors, the level of stock available in the inventory.

Through our community-centric business model, we are able to achieve more efficient price-setting and inventory management processes as a result of our constant engagement with the community through our people-centric framework. Our prices are decided based on, among others, feedback from our Group Leaders, and the volume of bulk purchases to be placed based on consumer demand as informed by the Group Leaders. As of the date of this report , we place orders with our suppliers in two ways, (i) fast-in-fast-out and (ii) products that we order and which form our inventory, forming our inventory that can be delivered within 1 day from the date on which a regular order (i.e. orders apart from the pre-orders) is placed. We utilize the fast in fast out method for perishable products, such as fresh produce, chicken and other items with a short expiry date. This is where our suppliers will provide us with a list of products available, we will upload the list into our Webuy App for our customers, and place orders with our suppliers according to the volume of orders received from our customers. For the inventory method, we will either pre-determine the level of stock or gather pre-orders from customers in order to determine the volume of order to be placed with our suppliers.

For each sub-category of products, our platform recommends 1-2 stock keeping units (“SKU”) to our customers so as to provide our customers with the best price based on our inventory levels and customer preferences. The recommendations are derived using a family of algorithms called collaborative filtering.

We believe that one of the distinguishing aspects of our platform is the wide range of products and services offered. As of the date of this prospectus, we have offered 1000 products from 40 different brands and 20 countries. Our services include the following three main categories, namely, (i) the sale of produce, (ii) the sale of associated lifestyle needs, such as the sale of dining vouchers, household items, beauty products and repair services, and (iii) sale of travel packages. Group Leaders also serve as a feedback channel through which we are able to set prices that we think are attractive to our customers.

Purchase Options

In respect of the sale of produce and associated lifestyle needs, we offer “pick-up” and “home delivery” options. Home delivery is free with a minimum purchase, and the pick-up option enables customers to collect their products from a Group Leader’s house nearby at no additional cost regardless of the purchase quantity.

Delivery for bulk purchase orders are consolidated by Group Leaders. With each delivery fulfilling more orders, such economies of scale allow for a lower average delivery cost per item.

However, the community interaction element is retained as the consumers can still raise issues, provide feedback, and seek assistance from the Group Leaders through various communication channels including the in-app chat.

From the Company’s perspective, the process for both the “pick-up” and “home delivery” option is the same, as the Company will in both situations be gathering the purchases and sending a consolidated order to the supplier.

Leader and Customer Acquisition

We believe the key differentiation between our community-centric group buy model and other e-commerce platforms is the low customer acquisition costs and high customer retention. To facilitate the retention of customers, we have engineered a leader and customer acquisition cycle that capitalizes on the Group Leaders’ influence over customers in their social network and the resultant deeper bond customers have with our platform.

First, we acquire Group Leaders through social media channels and through referrals by existing Group Leaders. Following the acquisition of Group Leaders, we equip them with the necessary marketing skills to boost the popularity of our platform to our customers. As Group Leaders are granted access to certain backend processes and functions of our platform, they are required to complete a training phase and an exam on account operations. Their training phase would include exposure to the company background and culture, and training on how to provide customer service, acquire customers, and promote products. For new or additional product offerings, Group Leaders will need to attend training updates to better understand product features and information.

Subsequent to passing the exam, our Group Leaders are tasked with advertising Webuy to their neighbors and members of their social network through the creation of short videos and spreading awareness of our platform through word of mouth or online messaging. Group Leaders are responsible for onboarding interested customers onto our platform, and are incentivized to do so with attractive commission.

Onboarded customers can order groceries through the Webuy platform, and the Group Leaders coordinate the group purchases via WhatsApp which is integrated with our platform. Group Leaders are incentivized to encourage purchases and repeat orders as they receive commission. Post-purchase, the Group Leaders assist to gather product-related feedback which is communicated to the Webuy team.

Product Delivery Process

We implement a uniform delivery process, starting from receiving product supplies to collection of goods, that ensures orders reach customers speedily at low costs, with delivery speed being as fast as the next day.

First, we enter into supply contracts with the suppliers and importers directly where possible, which enables us to avoid time and cost margins associated with contracting through distributors. We are working towards acquiring all products directly from suppliers rather than wholesalers, as the vertical integration increases profit margins.

Secondly, we store and organize the goods received from suppliers and wholesalers in our warehouses, where they are sorted and marked for delivery.

Thirdly, the goods are transported to the Group Leaders in charge of bulk orders, who will then store the goods in a single location, either their homes or shops, for customers to pick up. Delivering goods to one location, rather than to each customer’s address, cuts down on delivery costs and time. Customers who choose the “home delivery” option will receive their goods directly at the address provided to us. The delivery fee for “home delivery” is waived if a minimum purchase value is reached.

We implement various methods of preserving our goods in order to ensure their quality pending receipt by customers. For instance, we store frozen or cool products in isolated boxes with dry ice or crushed ice, which maintains their condition for 6 hours and up to 8 hours. We also specially arrange for Group Leaders to store these goods in their freezers pending pick up by customers.

B. Incorporation and utilization of technology

Our smart recommendation algorithm allows us to derive accurate data on customers’ preferences and up-to-date shopping trends by gathering information about customers’ purchase trends and purchase history and product reviews. The platform will then generate brand or product recommendations to customers on Webuy’s home page and prioritize customers’ repeat purchases and recent searches at the top of the Webuy webpage.

Our advanced IT infrastructure plays a pivotal role in our O2O transition. It seamlessly integrates offline and online operations, synchronizing data from both channels into a unified backend system. This integration enables the collection of valuable customer data, including gender, age, purchase history, and the use of online app wallet balances for in-store purchases. This technological integration enhances the overall customer experience and operational efficiency.

With our technology, we are able to elevate user experience on our Webuy platform with an added short video review feature that capitalizes on the rising trend of Tiktok short videos and allows users to have fun while generating product reviews. Customers are also able to liaise with Group Leaders to collate and place bulk orders via our linked social networking channel, eliminating the hassle that comes with placing large quantities of orders and ensuring a seamless and efficient purchase. Our platform also integrates online payment service providers namely UnionPay and PayNow, to allow customers to make secure online payment. Cash and cash equivalents

Furthermore, we’ve strategically implemented advanced data centralization, seamlessly integrating information from both our online APP and offline franchise shops. This strategic move has enabled us to gain profound insights into our customers, empowering us to offer tailored product recommendations. By synchronizing data across our platforms, we can provide a personalized and enriched shopping experience, enriching our customer engagement.

C. End-to End Involvement in the Sale and Purchase Process

We strive towards a “fast in fast out” model where inventory management is concerned, to avoid long turn-over periods and wastage of perishable products due to unsold inventory.

By integrating a “pre-order” function on our platform, we have been able to apply a significant portion of each shipment towards pre-orders, while selling the remainder of the shipment fairly quickly. This minimizes the amount of unnecessary inventory stock.

We are able to reap economies of scale by taking over the handling of most steps of the sale and purchase process and eliminating third party contractor arrangements along with their cost margins. Buying directly from suppliers and in bulk helps customers to enjoy cost savings.

We take over the operation of the sale and purchase to ensure a seamless process after the initial steps of the sale and purchase are completed, namely marketing and submission of orders on the Webuy app by Group Leaders. Thereafter we consolidate all the orders on a daily basis (by a cut-off time) for orders to be delivered the next day and submit the purchase orders to the suppliers directly. We also arrange with the suppliers for the subsequent shipment of products to our warehouses, sort and mark the packages for delivery, and arrange for our personnel to ship the products to Group Leaders located island wise or to the customers directly.

For home delivery, customers are able to opt for next-day delivery or up to one (1) week from the date of their order. For pickups from the Group Leaders’ homes, the Group Leaders can decide the dates for pickups, and customers can also discuss with their Group Leaders on which dates they would like the Group Leaders to open up for pickups.

In helping to arrange for group purchases and delivery pick-up at a single location, Group Leaders are significant in reducing Webuy’s user acquisition and logistics costs. Group Leaders are well-equipped to carry out their delegated responsibility, being supported with technology tools, consistent training, marketing materials, and delivery services.

The involvement of Group Leaders substantially reduces last-mile delivery costs since the Group Leaders host the group purchases at their place and liaises with the other customers who make up the collective order to collect their purchases. These features are effective in freeing up Webuy’s resources and lightens its logistics costs and burden, creating space for further research and development to improve the platform and shape its future expansion.

Our Social E-Commerce Community Platform

Our business is primarily conducted through our e-commerce community platform, Webuy, as well as social networking channels such as WhatsApp and WeChat. On our Webuy platform, customers use our platform to browse and purchase attractively priced products and services, peruse short video reviews of merchandise listed on our platform, and connect with Group Leaders to place group orders.

Our Webuy platform offers both “Pick Up” and “Home Delivery” options. The “Home Delivery” option enables a customer to place an order with us, and Webuy will directly deliver to customer’s home address. The “Pick Up” option, on the other hand, enables customers to pick up their products from their Group Leaders’ house, which are usually located in the customers’ vicinity.

To create a seamless shopping experience, our platform works with and integrates WhatsApp, a major social network in the Southeast Asian region, so that our customers can efficiently liaise with “group leaders” or send group purchase invitations to their social network. This social element has cultivated an engaged customer base.

We work with leading third-party online payment service providers, namely UnionPay and PayNow. Customers have the option to select any of these providers, and we do not depend on any particular provider for such services. Upon confirmation of a purchase order, the supplier will liaise with its third party logistics service provider and arrange for delivery of the products or services.

Our Webuy mobile platform layout is designed to provide a convenient one-stop shopping experience that caters to all types of customer needs, as illustrated below.

New User Onboarding Process

Payment Procedures — Webuy Assets

Payment Procedures

At checkout, users can choose from a number of different payment methods, such as PayNow, credit/debit card, or UnionPay. Once the payment method is confirmed, users can click on “confirm” and go to checkout page, where all necessary information, such as credit card numbers, can be provided. Once the payment is made, users will be able to review order details and payment status to see whether the payment was successfully mad. Examples of payment method by PayNow, Credit/Debit Card and UnionPay are shown below:

Checkout
Payment Method
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow
Message
Delivery Fee
Vouchers
Coins
Assets
Payment Method
Confirm
Checkout
Pay

The default payment method will be PayNow if user does not have enough money in his WEBUY assets. User can click on "Payment Method" to see all the payment methods.

User can select PayNow and click on "Confirm" to go back to Checkout page.

User can check all information once again, then click on "Pay" to proceed payment.

Order Summary
Congratulations!
Order Details
Order Number
Order Status
Payment Method
Pick up Date
Back to Home
My Orders
Benefits of Group Chat
Receive Order updates from Group Leader
Discover more goods deals
Connect with your neighbours
PayNow
Make a PayNow transfer with QR code
WEBUY
Upload this image to your banking app's Paynow QR Code scanner
Step 1 Screenshot or save this QR code
Step 2 Go to the QR scanner in your banking app
Step 3 Upload this image to make payment
Note This QR code is unique to your order number
Check payment status
Save QR code
PayNow
Make a PayNow transfer with QR code
WEBUY
Save QR code

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

After payment is done on PayNow, user can come back and click on "Check payment status" to check if payment is successfully made.

A PayNow QR code will be generated. User can save it to album or screenshot and then go to PayNow app to make payment

Checkout
Payment Method

User can click on "Payment Method" to see all the payment methods.

Payment Method
Credit Card/Debit Card
Confirm

User can select a saved bank card or choose to pay with a new card. Then user can click on "Confirm" to go back to Checkout page.

Checkout
Payment Method

User can check all information once again, then click on "Pay" to proceed payment.
If a saved card is selected for payment, user will skip the payment page and pay directly.

Order Summary
Congratulations!
Order Details

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

Payment Successful
OK

User will know if payment is successful or failed after payment is done.
If payment is successful, new card will be saved and user can delete it on Payment Method page.

WEBUY SG 3DS Payment Page
WEBUY
2.33
VISA

User will be redirected to payment page and fill up required card information. This page is safely controlled by a third-party payment gateway provider.

Checkout
Free
Payment Method
Pay

User can click on "Payment Method" to see all the payment methods.

Payment Method
Credit Card/Debit Card
Pay with New Card
UnionPay
PayNow
Confirm

User can select UnionPay and click on "Confirm" to go back to Checkout page.

Checkout
Free
Payment Method
Pay

User can check all information once again, then click on "Pay" to proceed payment.

Order Summary
Congratulations!
Order Details
Back to Home
My Orders
Benefits of Group Chat

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

Payment Successful
OK

User will know if payment is successful or failed after payment is done.

S$2.40

User will be redirected to payment page and fill up required card information. This page is safely controlled by a third-party payment gateway provider.

Payment and Shipment

Users can manage all their orders under “My Orders” on the “Me” page on our platform. For example, orders of unpaid or failed payment will be shown under To Pay List, and by clicking on the order, the users can proceed to pay or cancel the orders.

My Orders
My Collection Point
Language

User can manage all his orders from My Orders on Me page.

My Orders
Pick Up
Pay

Unpaid or failed to pay orders will show under To Pay list. User can pay each order individually or pay all orders together.

Order Details
Recipient Details
Address
Pick Up Date

By clicking one order, user can see more order details. User can cancel or pay the unpaid order on Order Details page.

Order Details
Recipient Details
Address
Pick Up Date

My Orders
Pick Up

After payment is successfully done, the order will change its status to To Ship. User can update delivery date one day before delivery date.

Payment Method
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow

User can choose a payment method to pay unpaid orders. The payment process will follow the same as the one on checkout page.

Order Cancellation

Our users are free to cancel unpaid orders or orders that are still under “to-be-shipnoped” status. After the order is cancelled, the order status will be shown as closed and refund will be transferred to the user’s original method of payment.

Refund and Return Procedures — Automatic Refund

Our users are able to request for automatic refund(s) or return(s) on the Webuy platform within 48 hours of placing an order. On the “Refund” or “Return” page, users will be able to select a reason for the return or refund, enter description of the unwanted product, and upload photos.

Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Total (ASSETS)
Order No.
Order Date
Order Remark
Return/Refund Request
Order No.
Name
Contact No.
Request
Refund
Return
Reason
Description
Return Quantity
Estimated Refund($)
Enter Refund Amount
Submit
Item/Package damage
see photo

User can request for refund/return on WEBUY platform within 48 hours of receiving order. By clicking on "Refund", user can start applying refund/return for one product.

User can choose either "Refund" or "Return" according to request type and then select a specific reason. User will be required to enter description and upload photo for some reasons. Lastly, user can enter refund amount.

After all required field completed, user can click on "Submit" to submit request.

4:00
Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
Chat Now
Return/Refund Details
Order No.
Name
Contact No.
Request
Reason
Description
Refund Quantity
Refund Amount ($)
Request submitted
Refund approved
Chat Now
Refund Approved
OK

Refund and Return Procedures — Obtaining Approval

If the user is no longer qualified for an automatic return or refund, users can follow the same steps as above and submit their request, which will be shown as “pending” upon the request has been processed.

Order Details
Recipient Details
Address
Pick Up Date
Grade B Egg (10 pieces/ tray)
Product Subtotal
Delivery Fee
Coins
Assets
Order Date
Order Remark

User can request for refund/return on WEBUY platform within 48 hours of receiving order. By clicking on "Refund", user can start applying refund/return for one product.

Return/Refund Request
Order No.
Name
Contact No.
Request
Refund
Return
Reason
Item/Package damage
Description
see photo
Return Quantity
Estimated Refund($)
Submit

After all required field completed, user can click on "Submit" to submit request.

Request Submitted
OK

For some reasons or user that does not fulfill auto refund conditions, user's request will require admin's approval.

Return/Refund Details
Order No.
Name
Contact No.
Request
Refund
Reason
Different from product description
Description
see photo
Refund Quantity
Refund Amount ($)
Request submitted
Chat Now

By clicking on "OK", user will see the request details and progress.

Order Details
Recipient Details
Address
Pick Up Date
Grade B Egg (10 pieces/ tray)
Pending
Product Subtotal
Delivery Fee
Coins
Assets
Order Date
Order Remark

The product card will show "Pending" if the request is being processed.

Our Customers

Our platform’s direct customer traffic is mainly generated by word-of-mouth referrals by our existing customers, active promotion of merchandise by the Group Leaders, and our marketing campaigns. A portion of our customer traffic on the Webuy platform also comes from user recommendation, such as the customers’ short video reviews, which customers can share with their social network. Additionally, customers interested in our Webuy travel packages may also patron our physical store in Chinatown, Singapore.

Existing customers’ loyalty is cultivated by shopping perks, such as Webuy-exclusive promotions and product festivals and brand collaborations. Furthermore, all users can earn coins by performing tasks such as daily check in and uploading product reviews in our Webuy mobile application. The coins can be used as credits to offset future purchase prices. Customers who select the “group purchase” option typically enjoy lower purchase prices than the “individual purchase” option due to the large orders. On the other hand, Group Leaders are able to convert the sales commissions they earned into assets, which can be used to either offset further purchases or transfer out as cash to their bank accounts.

In line with our people-centric objectives, Webuy is the first e-commerce player in SEA to offer an instant refund guarantee policy, in that our customers can issue a refund request within 48 hours within receiving their products and receive a refund immediately through the e-wallet. However, despite the flexible refund policy, we have managed to maintain a low refund rate with our Group Leaders acting as “gate keepers”. The Group Leaders will actively monitor if refunds of their community members are reasonable as a high refund rate adversely affects their commission. The Group Leaders will then adopt a personable approach and negotiate with members of their community if the Group Leaders deem the refunds unreasonable.

Our Product Selection

We provide a competitive and comprehensive selection of product and service categories on our platform, including fresh produce, lifestyle daily essential items (including fast-moving consumer goods (“FMCG”), e-vouchers and miscellaneous daily needs products. At present, for the Singapore market, we obtain our fresh produce from importers or farms directly. For FMCG products, we have obtained them directly from importers.

We also offer travel packages such as cruises as well as free and easy packages which would include just the air tickets and hotel bookings. We have direct tie-ups with cruise operators, certain airlines, and one of the business-to-business (B2B) hotel supplier.

We decide what products to source for our platform based on feedback from Group Leaders on market demand as well as recommendations from our existing suppliers. At the same time, Webuy strives to have a range of product offering that covers certain main categories of basic products.

On checkout, customers can select either the free delivery option which applies to both pick-ups and home delivery of at least $60, or the option to pay an additional $5 for home delivery below $60.

Our Services and Value to Suppliers

Our suppliers benefit from our wide customer reach and high sales volume on our Webuy platform. We provide additional value-added services such as market analysis, and online marketing services through the short videos review feature.

The large scale of our business enables us to collate comprehensive data to better understand and cater to our customers’ needs and predict sales volume in the near future based on customer preference and recent trends. The in-app communication channel allows customers to communicate their unique preferences and taste, giving suppliers the ability to provide personalized products and services in response to different customers’ needs.

We extended our “group purchase” model beyond conventional merchandise to the travel industry in recognition of the rising trend in travel given the lifting of the COVID-19 travel restrictions. Leveraging on the recent rise in popularity of travel ensures that user traffic will increase alongside this trend as well. The market size of travel and tourism industry in Southeast Asia experienced a steady growth from US$20.2 billion in 2016 to US$24.7 billion in 2019, driven by increasing Chinese travelers. At the same time, the number of outbound travelers from Southeast Asia is also increasing. The COVID-19 pandemic has led to a decrease in users and revenue numbers in the travel and tourism market. Widespread uncertainty regarding infection and incidence rates, combined with regional and/or national restrictions, prevented many tourists from selecting international destinations. Both domestic and international travel are again in demand as countries start to open up again. The increasing outbound travel by young population within the region as well as growing inbound travel to the region would support the growth of the market. Encouraged by supportive government policies, such as the ASEAN Tourism Strategic Plan 2016-2025, the travel and tourism industry is expected to reach US$35.8 billion in 2026, at a CAGR of 12.3% in Southeast Asia.

Data Security and Protection

We operate with a comprehensive security system that covers our platform, data and services. To ensure that customers’ card details are kept confidential and secure and that Webuy does not access or retain their card information, we partner with online payment service provider — Red Dot Payment gateway to handle the payment transactions.

We have a cyber-security policy in place, and rely on various mobile features to enhance cyber security. For instance, we use high-strength encryption algorithms such as AES to encrypt removable disks. As the encrypted removable disk can only be used inside the company, if the employees attempt to bring it outside of the company premises, they be unable to access the disk.

We also have in place hardware and device management system, containing features such as a hardware change alarm, USB port management and disable devices such as FireWire, PCMCIA bus, and disable CD-ROM.

Document and data encryption is also used to enhance data security. For instance, we make use of real-time encryption and decryption to encrypt files created by users in real time, which automatically decrypts during access to prevent it from being accessed externally. Other encryptions include smart encryption to combine sensitive content identification technology with document transparent encryption technology — newly created files will be scanned in real time and sensitive content will be encrypted. We also make use of shear plate control technology, which controls the clipboard usage rights between authorized software users and unauthorized software users. This restricts the right to prohibit ciphertext copying to plaintext, while allowing copying between ciphertexts.

We also conduct sensitive content analysis, with a data classification library which contains classification rules, and sensitive content scanning which allows for a quick analysis of whether the documents contain sensitive data upon scanning the documents.

Our login method for the server is designed to prevent intrusion. It incorporates OpenVPN’s proprietary network authentication and disables direct login by password, replacing it with a 22 port login. We also make use of Alibaba’s cloud backend management system, which uses an enhanced two-step verification.

Recent Development

Change of Board of Directors and Management

On December 14, 2023, Ms. Lixia Tu tendered her resignation as an independent director, the chairman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective December 14, 2023.  On February 1, 2024, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors approved and confirmed the appointment of Ms. Fangqin Lin as the succeeding independent director, the chairwoman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee of the Company, effective February 1, 2024.

Extraordinary General Shareholders Meeting

On March 8, 2024, the Company held an extraordinary general shareholder meeting (the “EGM”) and effected and amendment to its amended and restated memorandum and articles of association, under which the authorized share capital, which was US$10,100 divided into 260,000,000,000 ordinary shares, of a par value of US$0.000000385 each, was redesignated into (a) 259,950,000,000 Class A ordinary shares and (b) 50,000,000 Class B ordinary shares, among which the 21,395,400 authorized and issued and outstanding ordinary shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD were re-designated and re-classified as 21,395,400 class B ordinary shares with a par value of US$0.000000385 each.

Regulations

Singapore

Regulation on Personal Data Protection

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. From 1 October 2022, the maximum financial penalty that the PDPC may impose is 10% of the annual turnover in Singapore of that organization or S$1 million, whichever is higher. As at the date of this report, a key obligation under the PDPA not yet in force is the requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”).

The Employment of Foreign Manpower Act

The Employment of Foreign Manpower Act 1990 of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

The Employment Act 1968 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 and the Workplace Safety and Health Act 2006 of Singapore, respectively.

There is no minimum statutorily prescribed wage in Singapore. However, employees who are citizens or permanent residents of Singapore and who are employed in the cleaning, security, landscape, lift and escalator, retail, and food services sectors, or who are employed in administrative or driving roles (collectively, “PWM employees”), are covered under the Progressive Wage Model which prescribes minimum wages for PWM employees. From July 2023, employees who are citizens or permanent residents of Singapore and who are employed in the waste management sector will be covered under the Progressive Wage Model. Singapore employment law also does not prescribe any mandatory annual wage supplement, bonus payments or severance payments to be provided by an employer to its employees. Any such payment to be made to an employee (including as to frequency and amount) is at the discretion of the employer. An employer and its employee are generally free to agree on a notice period for termination of employment. If the employment contract does not provide for a notice period, the employer must adhere to the minimum notice periods stipulated in the Singapore EA, which vary from one day to one month depending on the employee’s length of service with the employer. The Singapore EA confers a statutory right on either party to terminate the employment relationship immediately without waiting for the expiry of the notice period by paying salary in lieu of notice.

The Employment of Foreign Manpower Act 1990 of Singapore provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

In relation to the employment of semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, employers must ensure that such persons apply for a “Work Permit”. In relation to the employment of foreign mid-level skilled workers with a monthly fixed salary of at least S$3,000 (or S$3,500 for “S Pass” applicants in the financial services sector), employers must ensure that such persons apply for an “S Pass”. From 1 September 2023, the minimum monthly salary requirement for “S Pass” applicants will be raised to S$3,150, with a higher minimum qualifying salary requirement of S$3,650 for “S Pass” applicants in the financial services sector. In relation to the employment of foreign professionals, managers and executives earning a monthly fixed salary of at least S$5,000 (or S$5,500 for “Employment Pass” applicants in the financial services sector), employers must ensure that such persons apply for an “Employment Pass”. From 1 September 2023, in addition to meeting the minimum qualifying salary, “Employment Pass” applicants must also pass a points-based Complementarity Assessment Framework (“COMPASS”), with certain exceptions.

Regulations on Safety and Health of Our Employees and Contractors

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Regulations on Financial Services

The MAS regulates the provision of payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempt, an entity must obtain the relevant license to provide regulated payment services under the PS Act, which include account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for a major payment institution), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with MAS’ Guidelines on Risk Management Practices applicable to financial institutions in Singapore. Non-compliance with the above could potentially result in penalties under the PS Act including loss of or restriction on the license, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines of SGD250,000 with potential for additional amounts for ongoing non-compliance, for the duration of the non-compliance, and (in the case of officers) imprisonment for a term not exceeding three years, for each offense.

Broadcasting Act

All internet content providers (which includes all persons who maintain websites), including us, are governed by an automatic class license, pursuant to the Broadcasting Act 1994 of Singapore and the Broadcasting (Class License) Notification. Internet content providers must further comply with the Internet Code of Practice issued by the Infocomm Media Development Authority, or the IMDA. All internet content providers must use best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) are not broadcast via the internet to users in Singapore. Internet content providers also have obligations to assist certain investigations of the IMDA and remove or deny access to any prohibited material if directed to do so by the IMDA.

The Online Safety (Miscellaneous Amendments) Act 2022, which amends, inter alia, the Broadcasting Act 1994 to enhance online safety for users in Singapore, came into operation on 1 February 2023. A new Part 10A was introduced to the Broadcasting Act 1994 to regulate certain providers of online communication services (“OCS”). At present the list of OCS subject to Part 10A is limited to social media services (which carries the meaning of “an electronic service that satisfies all the following characteristics: (a) the sole or primary purpose of the service is to enable online interaction or linking between 2 or more end-users (including enabling end-users to share content for social purposes); (b) the service allows end-users to communicate content on the service; and (c) any other characteristics that are prescribed by Part 10A regulations”). Part 10A allows the IMDA to issue blocking directions to require a social media service to disable access by Singapore users to egregious content on the service, which includes content advocating or instructing on suicide or self-harm, physical or sexual violence and terrorism; content depicting child sexual exploitation; content posing public health risks in Singapore; and content likely to cause racial and religious disharmony in Singapore.

In conjunction with the foregoing, as at the date of this report, the IMDA is in the process of finalizing the Code of Practice for Online Safety, which when issued will set out measures for designated social media services to enhance online safety for Singapore end-users and curb the spread of harmful content on their service. The Code of Practice for Online Safety is expected to be finalized and issued by the IMDA in the second half of 2023.

Regulations on Consumers

The Unfair Contract Terms Act 1977 of Singapore, or the UCTA, provides that exclusion clauses in standard terms of business or where one of the contracting parties is a consumer are subject to a condition of “reasonableness.” Also, when a business deals with a consumer, the business cannot render contractual performance substantially different from what was reasonably expected of it, or render no performance at all in respect of the whole or part of any contractual obligation. The Sale of Goods Act 1979 of Singapore, or the SOGA, regulates the sale of goods in Singapore. The SOGA implies certain terms into contracts of sale of goods, which include implied conditions that the seller has or will have the right to sell the goods and that goods supplied are of satisfactory quality. The SOGA also provides that where a seller wrongfully neglects or refuses to deliver goods, the buyer may sue for non-delivery. The damages available are the estimated loss directly and naturally resulting from the seller’s breach of contract in the ordinary course of events. Rights, liabilities and implied conditions arising under a contract of sale pursuant to SOGA may be excluded or varied by contract, subject to the requirements of the UCTA.

The Consumer Protection (Fair Trading) Act 2003 of Singapore, or the CPFTA, provides a buyer who has entered into a transaction involving an unfair practice with the right to bring an action against the supplier. This right to bring an action does not apply where the remedy or relief sought exceeds S$30,000. Unfair practices include situations where the supplier does or says anything which reasonably would result in the consumer being deceived or misled, or where the supplier makes false claims as to origin, performance characteristics or method of manufacture of the product.

The CPFTA also provides that if goods do not conform to the applicable contract at the time of delivery, the buyer would have the right to require the seller to repair or replace the goods, reduce the amount to be paid for the sale by an appropriate amount or to rescind the contract with regard to the goods in question. Goods which do not conform to the applicable contract at any time within the period of six months from the date on which the goods were delivered will be regarded as not having conformed to the applicable contract at the time of delivery.

Regulation on Electronic Transactions

The Electronic Transactions Act 2010 of Singapore, or the ETA, makes clear that, in general, transactions conducted using paper documents and transactions conducted using electronic communications will be treated equally by the law. There are certain matters which may not be transacted using electronic communications (“Excluded Matters”), namely (i) the creation or execution of a will; (ii) the creation, performance or enforcement of an indenture, declaration of trust or power of attorney (excluding implied, constructive and resulting trusts and a lasting power of attorney); (iii) any contract for the sale or other disposition of immovable property, or any interest in such property; and (iv) the conveyance of immovable property or the transfer of any interest in immovable property.

None of the transactions on our website or platform in Singapore relates to the Excluded Matters above, and the ETA generally facilitates the operation of our website and platform in Singapore and the communications and transactions made therein.

Regulation on Intellectual Property

The Intellectual Property Office of Singapore or IPOS administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, including the World Trade Organisation’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

The Copyright Act 2021 of Singapore provides exclusive rights to authors of protected works such as reproduction and communication of the protected works to the public. Copyright protection is automatically granted to authors who create and express an original work in a tangible form. Authors and performers also have the right to be identified when their works or performances are used in public, unless exceptions apply. For commissioned works, the author will own the copyright by default, unless otherwise agreed upon by contract. On the other hand, employers by default own the copyright in all content created by their employees during such employees’ employment, unless otherwise specified in a contract.

There is no need to file for registration to obtain copyright protection. Copyright works transmitted over the internet or stored on web servers receive the same protection as copyright works in other media.

Trademark

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998, or the TMA. The TMA establishes the law for trademarks in Singapore, including infringement of registered trademarks and the position of parallel-imported luxury goods. There are civil reliefs (such as injunction or damages) and criminal sanctions (such as fines) stipulated in the TMA for the import, sale or other commercial dealings in goods that infringe or counterfeit the registered trademarks belonging to brand owners.

Patents

The Patents Act 1994 of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Indonesia

Regulations on Foreign Investment and Foreign Ownership Restrictions

Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”) as amended Government Regulation in Lieu of Law No. 2 of 2022 concerning Job Creation as stipulated to become a Law based on Law No. 6 of 2023 concerning Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 concerning Job Creation to become Law (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia, unless otherwise stipulated by law.

The Indonesian government from time to time provides a list of business activities that are either open to foreign investment, subject to certain conditions or closed to foreign investment, which is known as the “Investment List.” The current Investment List is set forth in Presidential Regulation (“PR”) No. 10 of 2021 regarding Investment Business Activities, dated February 2, 2021 as amended by PR No. 49 of 2021 dated May 24, 2021 (“PR 10/2021”). Foreign investors wishing to invest in Indonesia must structure their investment in accordance with the restrictions or requirements applicable to their intended business activities under PR 10/2021. They must also determine whether the foreign investment company can be wholly or partially owned by foreign shareholders before setting up the company.

In addition, the Investment Law strictly prohibits domestic and foreign investors from entering into agreements and/or statements stating that the share ownership in a company is held for and on behalf of another person. Under Investment Law, any such agreements and/or statements shall be deemed void by law.

Regulations Related to Business Activities of the Indonesian Subsidiaries

Regulations on Wholesale Business Activity

Trading business activities in Indonesia, including wholesale trading business activities, is primarily governed under Government Regulation No. 29 of 2021 regarding the Organization of the Trade Sector, issued on February 2, 2021 (“GR No. 29/2021”). In general, the distribution of goods in Indonesia may be carried out through direct distribution of goods or indirect distribution of goods. Direct distribution of goods allows the goods to be distributed directly to consumers, whereas indirect distribution of goods requires distribution business actors, such as distributors, wholesalers, or retailers, to distribute goods to consumers through a distribution chain.

GR No. 29/2021 provides that to carry out wholesale trading business activities, wholesalers must obtain business licensing as a wholesaler and form a cooperation with producers, distributors, or importers of goods under a written agreement. There are restrictions for wholesalers in carrying out wholesale trading business activities, such as (i) prohibited from distributing goods at retail to consumers and (ii) distributing goods marketed by the direct selling system.

In addition to GR No. 29/2021, wholesalers who are also foreign investment companies must comply with Minister of Trade (“MOT”) Regulation No. 24 of 2021 regarding Agreements for the Distribution of Goods by Distributors or Agents, issued on 1 April 2021 (“MOTR No. 24/2021”). The MOTR No. 24/2021 provides that foreign investment trading companies, including but not limited to wholesalers, shall appoint domestic investment companies as distributors, sole distributors, agents, or sole agents. PR 10/2021 also provides that other than wholesale trading on fishery products, foreign investment companies/wholesalers may carry out wholesale trading business activities on any goods without any foreign investment restriction.

PTWB has obtained the required license to comply with the prevailing regulations.

Regulations on Electronic Systems Provider Registration

In October 2019, the Government of Indonesia enacted Government Regulation No. 71 of 2019 on the Implementation of Electronic System and Transactions (the “Electronic System Regulation”) which requires that all electronic system operators register themselves with Ministry of Communications & Information Technology (“MOCIT”) to obtain an Electronic System Provider Registration Certificate (Surat Tanda Terdaftar Penyelenggara Sistem Elektronik) (“Registration Certificate”). Such Registration Certificate will be issued once the registration process with MOCIT has been completed. The Electronic System Regulation requires the registration of any Electronic System Provider which owns an internet-based portal, website, or an application, that is used to:

a.	provide, manage, and/or operate offering and/or trade goods and/or services;

b.	provide, manage, and/or operate financial transaction services;

c.	deliver material or paid digital content through data network by downloading through a portal, website, emails, or other applications to users’ devices;

d.	provide, manage, and/or operate communication services in the form of short text messages, voice call, video call, electronic mail, and digital chat room, networking services and social media;

e.	be used as search engine services, or to provide electronic information in the form of text, voice, picture, animation, music, video, film, and games or combination of it; and/or

f.	process personal data for electronic transactions.

Further, based on Indonesian Minister of Communications and Information Technology Regulation No. 5 of 2020, as amended by Minister of Communications and Information Technology Regulation No. 10 of 2021 regarding Private Electronic System Operator, all private electronic system operators, including offshore private operators, have to register themselves to the MOCIT. Violation of this provision may be subject to administrative sanction, namely access blocking.

PTWB conduct its business activities through an electronic system (application) owned by New Retail as the shareholder of PTWB, where New Retail has obtained the required Registration Certificate.

Regulations on Competition

Business competition and monopolistic practices in Indonesia are generally regulated under Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Competition, dated March 5, 1999, as amended by the Omnibus Law (the “Competition Law”). Pursuant to the Competition Law, business actors in Indonesia are prohibited from, among other things, (i) entering into anti-competitive agreements or engaging in conduct that results in oligopoly and/or oligopsony, price-fixing and resale price maintenance, market allocations, boycotts, cartel, trust, vertical integration or closed agreements; (ii) engaging in actions such as monopoly, monopsony, market control, or conspiracy; and (iii) abusing dominant positions. There are two types of standards of proof recognized under the Competition Law, depending on the provision thereof, namely the “rule of reason” and “illegal per se.” The “rule of reason” requires the assessment of the anti-competitive effects of the business activity, while “illegal per se” provides that a violation exists insofar as all elements provided under the Competition Law are met.

The Business Competition Supervisory Commission (Komisi Pengawas Persaingan Usaha (“KPPU”)) has the authority to supervise the implementation of the Competition Law. The KPPU is an independent institution that reports to the President of the Republic of Indonesia. Further, transactions that meet certain thresholds set forth in the Competition Law and KPPU regulations must be reported post factum to the KPPU within 30 business days of the date the transaction is legally effective. The KPPU has the authority to substantively review whether the transaction is in violation of the Competition Law, which may then be subjected to certain structural and/or behavioral remedies.

Pursuant to the Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition, dated February 2, 2021, non-compliance with the Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions are partial or entire annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is a minimum of IDR1 billion (approximately $69,000) and a maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance persists or (iii) IDR25 billion (approximately $1.7 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Date	Percentage Ownership	Parent Company
New Retail International Pte. Ltd.	Singapore	November 23, 2018	100%	WEBUY GLOBAL LTD
The Shopaholic Bear Ltd.	Singapore	April 6, 2021	100%	New Retail International Pte. Ltd.
Bear & Bear Pte. Ltd.	Singapore	November 2, 2021	100%	New Retail International Pte. Ltd.
PT Webuy Social Indonesia	Indonesia	May 5, 2020	95%	New Retail International Pte. Ltd.
Webuy Travel Pte. Ltd.	Singapore	November 15, 2022	100%	New Retail International Pte. Ltd.
PT Buah Kita Retail	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
PT Webuy Travel Indonesia	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
Webuy Advisory Pte. Ltd.	Singapore	February 2, 2024	100%	New Retail International Pte. Ltd.

Below is a chart illustrating our corporate structure:

4.D. Property, Plant and Equipment

Intellectual Property

As of the date of this annual report, we have not registered any intellectual property rights.

Lease commitments

Our principal executive office is situated in Tampines, Singapore, which also doubles as a warehouse space. We have entered into a lease agreement which will expire on March 31, 2028. The premises is located at 35 Tampines Street 92 Singapore 528880 with floor area of 8,931 square meters. The total of the current monthly rent of this premises is $32,153.

As a part of a segment of our business, we also have an office that serve as travel agency. It is located at 101 Upper Cross Street, People’s Park Centre, #02-27 in Singapore. Its size is 454 square feet with a monthly rent of $2,602. The lease expires on May 9, 2024.

In Indonesia, we recently leased: (i) an approximately 1,340 square meter warehouse premise in March 2023, which is located in Cimanggis District, Depok City, West Java, with a total rental value of IDR 1,005,000,000, which expires on March 31, 2024 and (ii) an approximately 194.94 square meter of space in March 2023, which is located in Graha Sucofindo, Pasar Minggu, Jakarta, with a total rental value of IDR 837,462,240, which expires on March 12, 2025.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

We are an emerging SEA community e-commerce retailor with a focus on grocery and travel. Our approach to electronic commerce (“e-commerce”) encompasses an extensive array of online commercial activities, including but not limited to, sales and purchases of products or services, supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems.

At the core of our business model is a unique form of community e-commerce, which synergizes social media users with shared interests into powerful community groups across platforms such as Facebook, Instagram, WeChat, WhatsApp, Line, TikTok, and YouTube. This strategy leverages deep personal connections and the natural power of word-of-mouth, generating highly personalized and targeted insights. This enables us to reach and engage with our target audiences more effectively. Community groups are meticulously formed based on the geographic proximity of members and their online shopping behaviors, with a dedicated community leader driving group cohesion, managing events, and enhancing customer services.

In May 2022, leveraging our established community ties, we strategically diversified our offerings by introducing innovative travel services. This decision leveraged our existing community networks to the fullest. Not only did this diversification showcase our adaptive business model, but it also led to significant growth. The introduction of travel services marked a pivotal moment in our Company’s history of expansion.

Expanding on our recent progress, we officially introduced our Online-to-Offline (O2O) business model in October 2023, utilizing an advanced franchise system. This model represents a significant advancement in retail by integrating our digital capabilities that foster physical interactions and strong customer relationships, and offering distinctive value propositions. The O2O strategy goes beyond an expansion; it elevates the consumers’ e-commerce journey by weaving together our online community strength with offline experiences, as we continue to promote and implement our vision, which vision revolves around a consumer-centric retail environment anchored in trust, engagement, and exceptional service delivery.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of cost of product revenue, which includes direct costs of shipping and logistics, and other costs directly attributable to the product revenue

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses and bad debt expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade our services.

5.A. Operating Results.

The following table sets forth certain operational data for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	USD	USD	USD
Revenues	$61,686,170	$44,560,418	$22,295,682
Cost of revenues	(56,543,663)	(40,808,849)	(19,792,424)
Gross profit	5,142,507	3,751,569	2,503,258
Operating expenses
Selling and distribution expenses	(2,562,980)	(4,124,601)	(4,314,001)
General administrative expenses	(7,732,833)	(5,730,142)	(4,423,191)
Share-based compensation	—	(1,266,890)	(1,973,454
Loss from operations	(5,153,306)	(7,370,064)	(8,207,388)

Other (expense) income
Other income	284,992	127,229	66,226
Gain on disposal of subsidiaries	—	825,153	—
Finance costs	(294,140)	(283,521)	(25,992)
Total other (expense) income, net	(9,148)	668,861	40,234

Loss before income taxes	(5,162,454)	(6,701,203)	(8,167,154)
Income taxes	—	—	—
Net loss	$(5,162,454)	$(6,701,203)	$(8,167,154)

Comparison of Years Ended December 31, 2023 and 2022

Revenues

For the years ended December 31, 2023 and 2022 we derived our revenues primarily from the sale of groceries through our online platform, the Webuy App and the sale of packaged tour. . Our breakdown of revenues in terms revenue stream and geographical locations for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	Years Ended December 31,				Change
	2023	%	2022	%	(%)
	USD		USD
Sales of groceries – Singapore	$10,848,938	17.6	$18,352,415	41.2	(40.9)
Sales of groceries – Indonesia	36,176,148	58.6	19,541,277	43.9	85.1
Sales of groceries – Malaysia	—	—	232,441	0.5	(100)
Packaged-tour – Singapore	14,661,084	23.8	6,434,285	14.4	127.9
Total revenues	$61,686,170	100.0	$44,560,418	100.0	38.4

Total revenue increased by approximately $17.13 million or 38.4% to approximately $61.69 million for the year ended December 31, 2023 from approximately $44.56 million for the year ended December 31, 2022. The revenue growth was primarily driven by the increase in sales of groceries in the Indonesia market and the increasing demand for our tour packages we offered in Singapore.

We did not generate any revenue from our Malaysian market due to the disposal and sale of our Malaysian subsidiary to an unrelated party on July 27, 2022.

Our strategy of introducing new travel services has proved highly effective, evidenced by a remarkable 127.9% surge in revenue. In 2022, we generated approximately $6.43 million from our existing services in Singapore. Building on this achievement, in 2023, our foray into new travel services propelled revenues to approximately $14.66 million, highlighting the extraordinary growth driven by the strength of our strategy.

Besides, the remarkable growth in sales of groceries in Indonesia, evidenced by an increase of $16.9 million from the previous year, can be attributed primarily to a significant influx of offline bulk purchase orders. This surge underscores the escalating demand for our offerings within the region, highlighting our products’ appeal and the effectiveness of our distribution strategies. The robust increase not only showcases our strong market presence but also aligns with our strategic focus on expanding our footprint and enhancing supply chain efficiencies to cater to the burgeoning needs of the market.

Cost of revenues

Cost of revenue for the years ended December 31, 2023 and 2022 was approximately $56.54 million and $40.81 million, respectively, representing a significant increase of 38.54% as a results of increased groceries sales in Indonesia, as well as cost of revenues incurred from our packaged-tour business. The increase in cost of revenues was in line with the increase in revenue. Our cost of revenues consists primarily of changes in inventory, direct labor costs (including salaries and benefits) for employees, sub-contractor fees associated with warehouse operations and packing and handling for grocery sales, including freight and delivery charges, costs for transacting with the principal service providers such as airlines and hotels for our new packaged-tour business and cost incurred for our new franchising business in Indonesia. During the year ended December 31, 2023, we imported large quantities of fresh produce to Indonesia, resulting in a significant increase in shipping costs.

Our breakdown of cost of revenues for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	Year Ended December 31,
	2023	2022
	USD	USD
Changes in inventory	$42,581,856	$34,174,347
Direct labor	417,734	402,980
Packing and handling	249,453	439,672
Direct costs for packaged-tour	13,294,620	5,791,850
Total costs of revenue	56,543,663	40,808,849

Gross profit

Gross profit for the year ended December 31, 2023 amounted to approximately $5.14 million as compared to gross profit of approximately $3.75 million for the year ended December 31, 2022. Gross profit margin was approximately 8.34% and 8.42% for the years ended December 31, 2023 and 2022, respectively. Although our gross profit margin from our grocery business decreased, which was mainly due to the increased cost of groceries coupled with sales markdown offered by us, which resulted in a lower percentage gross margin as our strategy of providing competitive discounts to attract more users to sign up with our platform, our gross profit margin from our travel business has offset such a decrease to maintain a stable gross margin. Apart from growing our travel business, we also aim to grow our Indonesian market to achieve economies of scale by increasing our grocery sales and lowering costs to improve our profitability.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and share-based compensation.

Selling and distribution expenses

Selling and distribution expenses for the years ended December 31, 2023 and 2022 amounted to approximately $2.56 million and $4.12 million, respectively, representing a decrease of approximately $1.56 million or 37.86%.

The decrease was mainly due to the reduction on marketing and promotion expenses during the year ended December 31, 2023. We started the Webuy mobile platform promotion campaign in fiscal year 2021 which successfully attracted a satisfactory number of community leaders and customers to sign up as our members. From 2022 onwards, we were able to reduce the same expenses while maintaining a steady growth in new membership, and thus we further reduced our marketing and promotion expenses in 2023. In addition, there was a decrease in sales commissions paid to Group Leaders of approximately $1.29 million and a decrease in order fulfilment and distribution related fees of approximately $1.00 million for the year ended December 31, 2023 which was in line with the decrease in transaction volume. These decreases were offset by an increase in selling and distribution expenses relating to our new packaged-tour business of approximately $0.69 million.

General and administrative expenses

General administrative expenses for the years ended December 31, 2023 and 2022 amounted to approximately $7.73 million and $5.73 million, respectively, representing an increase of approximately $2.00 million or 35.0%. The increase was mainly due to the increase in staff costs of approximately $0.92 million as we increased our headcount to expand our business in Indonesia, an increase in amortization of intangible assets of approximately $0.36 million as we acquired certain software and application development system in 2023, an increase in depreciation of right of use asset of approximately $0.69 million was mainly attributable to the new lease that we entered on February 28, 2023 for a four-story office and warehouse facility in Singapore.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $1.27 million for the year ended December 31, 2022.

No shares were granted nor issued during the year ended December 31, 2023.

Other (Expense) Income, net

Other (expense) income amounted to approximately $(0.00) million for the year ended December 31, 2023, compared with approximately $0.67 million for the year ended December 31, 2022. Other (expense) income mainly comprised of (1) government grants of approximately $0.05 and $0.16 million that we received during the years ended December 31, 2023 and 2022, respectively. The decrease in government grants received of approximately $0.11 million mainly due to governments had ceased their subsidies in 2023 when Covid-19 pandemic came to an end; (2) the recorded gain of approximately $0.83 million for the year ended December 31, 2022 from disposing our two subsidiaries, namely Beijing Youmeng IT Co., Ltd on June 29, 2022 and Webuy Sdn Bhd on July 27, 2022. We did not have this gain in 2023.

Income Tax Expense

We conducted our businesses in Singapore and Indonesia and are subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expenses as we did not have taxable profits for the years ended December 31, 2023 and 2022.

Net Loss

During the year ended December 31, 2023, we incurred a net loss of approximately $5.16 million, as compared to approximately $6.70 million for the year ended December 31, 2022. The decrease in net loss is primarily attributable to our increase in revenue and our successful cost-control measures on the operating expenses.

Comparison of Years Ended December 31, 2022 and 2021

Revenues

For the years ended December 31, 2022 and 2021 we derived our revenues from the sales of groceries through our online platform, the Webuy App and from our new business of selling packaged tour which began in 2022. Our breakdown of revenues in terms of geographical locations for the years ended December 31, 2022 and 2021, respectively, is summarized below:

	Years Ended December 31,				Change
	2022	%	2021	%	(%)
	USD		USD
Singapore	$24,786,700	55.6	$18,208,294	81.7	36.1
Indonesia	19,541,277	43.9	3,647,873	16.4	435.7
Malaysia	232,441	0.5	439,515	1.9	(47.1)
Total revenue	$44,560,418	100.0	$22,295,682	100.0	99.9

Total revenue increased by approximately $22.26 million or 99.9% to approximately $44.56 million for the year ended December 31, 2022 from approximately $22.30 million for the year ended December 31, 2021. The increase was mainly attributable to the growth of our groceries sales in Singapore as well as the exponential growth of groceries sales in Indonesia ever since our successful entry into the market in 2020. Notably, the introduction of our community-centric business model into the Indonesian market has allowed us to anticipate substantial future growth given the extremely large market size and the evolving purchase behavior in the Indonesian market. The decline of revenue in Malaysia was due to our decision to scale down its business, and the Malaysian subsidiary was eventually disposed of and sold to an unrelated party on July 27, 2022. In addition, we started a new business in Singapore for selling packaged-tour to customers in January 2022, revenues generated from this new business was approximately $6.43 million, representing 14.4% of our total revenue.

Cost of revenues

Cost of revenue for the years ended December 31, 2022 and 2021 was approximately $40.81 million and $19.79 million, respectively, representing a significant increase of 106.2% as a results of increased groceries sales both in Singapore and Indonesia, as well as cost of revenues incurred from our new business for selling packaged-tour. Our cost of revenues consists primarily of changes in inventory, direct labor costs (including salaries and benefits) for employees and sub-contractor fees associated with warehouse operations, packing and handling, and rental of storage place.

Our breakdown of cost of revenues for the years ended December 31, 2022 and 2021, respectively, is summarized below:

	Year Ended December 31,
	2022	2021
	USD	USD
Changes in inventory	$34,174,347	$19,170,170
Direct labor	402,980	144,801
Packing and handling	439,672	477,453
Direct costs for packaged-tour	5,791,850	-
Total costs of revenue	40,808,849	19,792,424

Gross profit

Gross profit for the year ended December 31, 2022 amounted to approximately $3.75 million as compared to gross profit of approximately $2.50 million for the year ended December 31, 2021. Gross profit margin was approximately 8.4% and 11.2% for the years ended December 31, 2022 and 2021, respectively. The decrease in gross profit margin was mainly due to increased cost of groceries coupled with sales markdown offered by us especially to our Indonesia market which resulted in lower percentage gross margin as our strategy of providing competitive discount to attract more users to sign up with our platform. During the year ended December 31, 2022 and 2021, our gross profit margin was 13.2% and 2.6% for Singapore market and Indonesia market, respectively.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Selling and marketing expenses for the years ended December 31, 2022 and 2021 amounted to approximately $4.12 million and $4.31 million, respectively, representing a decrease of approximately $0.19 million or 4.4%.

We incurred significant marketing and promotion expenses during the year ended December 31, 2021 to promote our Webuy platform which eventually attracted a satisfactory number of community leaders and customers to sign up as our members. As a result of the successful promotion campaign in fiscal year 2021, we were able to reduce the same expenses to attract new community leaders and customers during the year ended December 31, 2022.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2022 and 2021 amounted to approximately $5.73 million and $4.42 million, respectively, representing an increase of approximately $1.31 million or 29.5%. The increase was mainly due to an increase in amortization of intangible assets, depreciation of leasehold improvements and equipment, office expenses, professional fees related to our Nasdaq initial public offering (“IPO”) application, recruitment expenses, and travelling expenses.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $1.27 million and $1.97 million for the years ended December 31, 2022 and 2021, respectively. On January 1, 2021, we granted 1,642 restricted share units amounting to approximately $3.24 million to employees, with a vesting period of twenty months, these shares were fully vested in August 2022.

Other Income, net

Other income amounted to approximately $0.67 million for the year ended December 31, 2022, compared with approximately $0.04 million for the year ended December 31, 2021. The increase was mainly attributable to the increase in government grants, a gain from disposal of subsidiaries and offset by the increase in the finance costs incurred. For the year ended December 31, 2022, we received government grant of approximately $0.16 million, and we recorded a gain amounting approximately $0.83 million from disposing our two subsidiaries, namely Beijing Youmeng IT Co., Ltd on June 29, 2022 and Webuy Sdn Bhd on July 27, 2022. This other income was offset by the finance costs of approximately $0.28 million. For the year ended December 31, 2021, the government grant we received was approximately $0.06 million and the finance costs incurred was approximately $0.03 million. Increased in finance cost in fiscal year 2022 was due to the increase in loans borrowed from third parties, total loans payable was approximately $2.08 million as of December 31, 2022, compared with approximately $1.03 million as of December 31, 2021.

Income Tax Expense

Our income tax expenses for the years ended December 31, 2022 and 2021 was $nil and $nil, respectively.

Net Loss

During the year ended December 31, 2022, we incurred a net loss of approximately $6.70 million, as compared to approximately $8.17 million for the year ended December 31, 2021. The decrease in net loss is primarily attributable to our successful cost-control measures on the operating expenses, which the total operating expenses increased slightly by 3.8% whereas our gross profit increased by 49.9%. In addition, the increase in other income resulted in the reduction of our net loss incurred in fiscal year 2022.

Inflation

Our operating results for 2023 were negatively affected by the recent inflationary cost pressures. The higher operating costs including higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies

We adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, we apply five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

5.B. Liquidity and Capital Resources.

As of December 31, 2023, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2023	2022	2021
Net cash used in operating activities	(7,160,538)	(4,117,551)	(3,994,972)
Net cash used in investing activities	(4,588,659)	(1,139,058)	(615,768)
Net cash provided by financing activities	15,529,005	5,351,984	968,940
Net increase/(decrease) in cash and cash equivalents	3,779,808	95,375	(3,641,800)
Effect of exchange rate changes on balance of cash held in foreign currencies	59,576	(80,259)	(74,893)
Cash and cash equivalents at the beginning of the year	1,554,464	1,539,348	5,256,041
Cash and cash equivalents at the end of the year	$5,393,848	$1,554,464	$1,539,348

Cash used in operating activities

For the year ended December 31, 2023, net cash used in operating activities amounted to approximately $7.16 million primarily resulting from the net loss of approximately $5.16 million, adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consist of the expense items for amortization of intangible assets to approximately $0.59 million, depreciation of leasehold improvements and equipment and right of use assets of approximately $0.74 million, provision for expected credit loss on accounts receivable of $0.52 million and the non-cash lease costs of approximately $0.13 million. Changes in working capital included decrease in inventories of approximately $0.37 million, increase in accounts receivables of approximately $8.11 million, increase in prepaid expenses and other assets of approximately $4.78 million, a decrease in operating lease liability of approximately $0.30 million, increase in accounts payable of approximately $5.56 million, increase in deferred revenue of approximately $0.82 million, increase in other current liabilities of approximately $2.46 million..

For the year ended December 31, 2022, net cash used in operating activities amounted to approximately $4.12 million primarily resulted from the net loss of approximately $6.70 million adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consists of the expenses items for amortization of intangible assets to approximately $0.31 million, depreciation of leasehold improvements and equipment to approximately $0.12 million, non-cash lease costs to approximately $0.19 million, impairment losses of other assets of approximately $0.04 million and share-based compensation of approximately $1.27 million, offset with the income items for gain on disposal of subsidiaries of approximately $0.83 million. Changes in working capital mainly included increase in inventories of approximately $0.39 million, increase in accounts receivables of approximately $2.63 million, increase in prepaid expenses and other assets of approximately $0.08 million, decrease in operating lease liabilities of approximately $0.18 million, increase in accounts payable of approximately $3.69 million, increase in deferred revenue of approximately $0.66 million, increase in other current liabilities of approximately $0.42 million and decrease in amount due from/to related parties of approximately $0.02 million.

For the year ended December 31, 2021, net cash used in operating activities amounted to approximately $3.99 million primarily resulting from the net loss of approximately $8.17 million adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consists of amortization of intangible assets to approximately $0.09 million, depreciation of leasehold improvements and equipment to approximately $0.09 million, non-cash lease costs to approximately $0.25 million and share-based compensation of approximately $1.97 million. Changes in working capital mainly included increase in inventories of approximately $0.38 million, increase in prepaid expenses and other assets of approximately $0.05 million, decrease in operating lease liabilities of approximately $0.23 million, increase in accounts payable of approximately $1.08 million, increase in other current liabilities of approximately $0.81 million and increase in amount due from/to related parties of approximately $0.06 million.

Cash used in investing activities

For the year ended December 31, 2023, net cash used in investing activities amounted to approximately $4.59 million due to the purchase of leasehold improvements and equipment of approximately $0.70 million; the purchase of intangible assets of approximately $0.89 million and the purchase of a promissory note of $3.0 million from a third party, which the note receivable balance has been fully collected in January 2024.

For the year ended December 31, 2022, net cash used in investing activities amounted to approximately $1.14 million, which consisted of the purchase of leasehold improvements and equipment and intangible assets amounting to approximately $0.29 million and approximately $0.85 million, respectively.

For the year ended December 31, 2021, net cash used in investing activities amounted to approximately $0.62 million, which mainly consisted of the purchase of leasehold improvements and equipment and intangible assets.

Cash provided by financing activities

For the year ended December 31, 2023, net cash provided by financing activities amounted to approximately $15.53 million which primarily consisted of IPO proceeds of approximately $15.54 million and proceeds from the convertible notes of approximately $1.49 million, partially offset by repayment of loan payables of approximately $1.50 million.

For the year ended December 31, 2022, net cash provided by financing activities amounted to approximately $5.35 million which primarily consisted of proceeds from convertibles bonds of approximately $3.33 million, proceeds from the SAFE Notes of $0.75 million and proceeds from term loan payables of approximately $1.92 million, partially offset by repayment of loan payables of approximately $0.95 million.

For the year ended December 31, 2021, net cash provided by financing activities amounted to approximately $0.97 million which primarily consisted of proceeds from term loan payables of approximately $1.00 million partially offset by repayment of loan payables of approximately $0.04 million.

5.C. Research and Development, Patent and Licenses, etc.

We did not incur research and development expenses during the year ended December 31, 2023. There is no intellectual property owned by the Company at this moment.

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, accounting for share-based compensation arrangements, estimated useful lives of leasehold improvements and equipment, impairment of long-lived assets, and going concern. Actual results could differ from those estimates and judgments.

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bin Xue	42	Chief Executive Officer, Chairman of the Board and Director
Ai Lian Phang	41	Chief Financial Officer
Lei Liu	42	Chief Technology Officer
Michelle Ting Ting Tan	30	Chief Operating Officer, Director
William Tat-Nin Chang(1)(2)(3)	68	Independent Director, Chair of Nominating and Compensation Committee
Fangqin Lin(1)(2)(3)	54	Independent Director, Chair of Audit Committee
Lizhi Qiao(1)(2)(3)	41	Independent Director

Bin Xue, Chief Executive Officer, Chairman of the Board and Director

Mr. Bin Xue is the founder of the Company and has been its chief executive officer since August 2019; Mr. Xue is also the chairman of our board of directors. Mr. Xue started his career as an engineer at SMIC Thermal Couple (TC) Lab from 2004 to 2006, where he conducted TC research. Between March 2006 and May 2012, Mr. Xue served as a senior engineer at Global Founderies where he was in charge of 65nm & 45nm SRAM low power and generic process development, poly module and reliability issue. Between May 2012 and August 2019 and prior to founding the Company, Mr. Xue served as the co-founder and the chief strategy officer of Ezbuy Group, which later merged with Lightinthebox Holding Litb, a New York Stock Exchange listed company, where he was responsible for setting up the operations infrastructure, spearheading the regional growth plan and leading the company’s international expansion, which included building up teams in Malaysia, Indonesia, Thailand, Taiwan, and Pakistan. At Ezbuy, Mr. Xue accumulated over 7 years of e-commerce experience across all major disciplines such as business strategy, finance management, product design, marketing, customer service and logistics. Mr. Xue obtained Bachelor of Science degree in Mechanics and Engineering Science from Fudan University degree in 2004, and Master of Science degree in Microelectronics from the National University of Singapore in 2008.

Ai Lian Phang, Chief Financial Officer

Ms. Ai Lian Catherine Phang has been the chief financial officer of the Company since October 2020. Having worked at a number of prestigious firms throughout her career, Ms. Phang possesses rich experience in accounting. From November 2010 to May 2011, Ms. Phang served as a senior associate at KPMG LLP, where she was responsible for planning and performing audit procedures, leading and managing multiple audit engagement teams. Her industry services spans from trading in power transmission and control equipment, research and development, to healthcare, aviation, and investment holding companies. From June 2011 to October 2012, Ms. Phang served as the group financial controller at Vikudha Singapore Pte Ltd, where she oversaw the finance department, ensured compliance with statutory, audit, taxation and regulatory requirements for the company, coordinated and prepared budget reports such as OPEX and CAPEX, and monitored cash flow projections. At Vikudha Singapore Pte Ltd, Ms. Phang was successful in helping establish BVI companies and develop new businesses. From November 2012 to November 2013, Ms. Phang worked as a financial analyst at HP Asia Pte Ltd., where she supported the finance department by resolving a variety of problems within established guidelines, recommending alternatives, performing detailed analysis on foreign currency revaluation on monthly basis, and ensuring compliance with SOX internal controls and guidelines. From November 2013 to October 2020, Ms. Phang served as Group Financial Controller at Mattenplant Pte Ltd., where she managed and administered full spectrums of Regional Human Resource, Administration and Finance functions and supported corporate governance and compliance matters, ensuring the company’s compliance with all relevant regional laws and regulations. Ms. Phang obtained her Bachelor of commerce degree in accounting and finance from Curtin University of Technology, Australia.

Lei Liu, Chief Technology Officer

Mr. Lei Liu has been the chief technology officer of the Company since December 2020. Mr. Liu started his career at IBM China Development Center as an R&D engineer, where he was responsible for system development of the IBM solution platform project such as the front-end JQuery and back-end Java, and the BVT script development of High-scale low-touch cloud computing project. From August 2011 to September 2014, Mr. Liu worked at JD.com as a system architect, where his main responsibilities included the development of JD commodity search client website, which involve hundreds of millions of visits, writing of high-quality code for high concurrent access, optimizing the algorithm to improve system program performance and stability, managing PHP underlying virtual machine technology HHVM, and Hiphop PGP architecture performance optimization research. From October 2014 to September 2017, Mr. Liu worked as a technical director for Vancl (Beijing) Technology Co., Ltd., where he was responsible for organizing and formulating the product development plan of the company’s e-commerce system, planning the technical framework of products, organizing research on the latest technology development in mobile internet, the front-end and back-end system architecture, and carrying out echelon construction of the company’s technical team, including professional training, technical guidance, and performance evaluation. Mr. Liu obtained his Bachelor’s degree in computer science from Beihua University in Jilin, China, in 2006.

Michelle Ting Ting Tan, Chief Operating Officer and Director

Ms. Ting Ting Michelle Tan has served as a director of the Company since January 2019 and the chief operating officer since January 2022, and her responsibilities included analyzing systems and implementation of sales, setting up systems for customer service department, managing digital marketing, formulating and executing plans for remarketing to increase revenue, setting up marketing communication channels, and developing the Indonesian market. From December 2012 to January 2017, Ms. Tan served as a team leader of Alfestco Ptd Ltd., where she conducted interviewed and trained new sellers, handled stock taking, oversaw the daily operations of the Little Christmas Hat project, which included managing a group of 30 people daily, scrutinized stocks and ensured proper documentation of the project. From July 2017 to May 2018, Ms. Tan was a management trainee of Ezbuy, where she planned and supported daily operations in logistics department, organized and assisted in various warehouse sales, and crafted plans to improve operation systems and efficiency. Ms. Tan obtained her Bachelor of engineering degree with honors from National University of Singapore in 2017.

William Tat-Nin Chang, Independent Director and Chair of Compensation Committee and Nominating Committee

Mr. Chang serves as our independent director and chairman of the compensation committee and nominating committee and as a member of the audit committee.

Before joining the Company, Mr. Chang had over 25 years of experience in the telecommunication industry. Mr. Chang worked as a regional director in Nortel (Asia Pacific) from 1997 to 2002. He then performed as the CEO at TG-Nortel/3D from 2002 to 2005. From 2005 to 2007, he was a managing director of Nokia (Malaysia) and a regional director of Nortel (Asia Pacific). From 2007 to 2009, he was the CEO of Nokia Siemens Multimedia/APAC and the country director of Nokia Siemens (Malaysia). From 2009 to 2010, he was the head of the indirect channel business at Nokia Siemens (Asia North Sub-region). From 2010 to 2013, he was the Chief Planning & Strategy Officer of U Mobile (Malaysia), and from 2013 to the present, he is the managing partner of e-Tel Consulting LLP (Singapore/Asia Pacific region). Mr. Chang has extensive business management, operations, and business development experiences with an excellent track record for start-ups, business transformation and sustainable business growth, with proven track records and a network of executive contacts in the Asia Pacific region and Canada/USA.

Mr. Chang obtained a bachelor’s degree of Applied Science (BASc) in the University of British Columbia and a master’s degree of Business Administration (MBA) from the National University of Singapore.

Fangqin Lin, Independent Director and Chair of Audit Committee

Ms. Lin serves as our independent director, the chairwoman of the audit committee, and a member of the compensation and nominating committees.

Ms. Fangqin Lin has over 20 years of experience in finance planning & analysis (“FP&A”) and financial control. Ms. Lin started her career in 1993 with Hongcheng Trading Co. in Xiamen China as a financial officer, where she was responsible for maintaining full sets of accounts, preparing monthly reports, and monitoring cash accounts. She would thereafter spend two decades at Citibank Singapore. From July 2009 to February 2019, Ms. Lin served as the head of finance and FP&A and senior vice president, where she was in charge of facilitating the monthly management meeting and ensuring follow-up with stakeholders for action items, overseeing transformation projects, and designing sales incentive program design and tracking, performance management, and ensuring the effectiveness of client experience programs. From November 2017 to October 2022, Ms. Lin was in charge of supervising FP&A activities that supported IPB, GCB Retail Bank, Citibusiness, GCB Expense, and overall GCB coverage, and overseeing finance model and ICAAP Model attestation. Ms. Lin obtained a degree of Master of Science in Management from the National University of Singapore and a Master of Economics from Xiamen University.

Lizhi Qiao, Independent Director

Mr. Qiao serves as our independent director and a member of the compensation, nominating, and audit committees.

Before joining the Company, Mr. Qiao had over 14 years of experience in the tech hardware and e-commerce industry. Mr. Qiao worked as a product engineer at Global Founders Singapore from 2008 to 2010. He then performed as the co-founder of EZBUY from 2010 to 2019. From 2019 to the present, he is a vice president of global expansion of Light in the Box (NYSE: LITB). Mr. Qiao has extensive experience in B2C e-commerce, especially in market operations, customer relations, and product design and execution.

Mr. Qiao obtained a bachelor’s degree in Electrical Engineering from the National University of Singapore.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—

6.B. Compensation

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Bin Xue Mr. Lei Liu and Ms. Ai Lian Phang.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2023	67,032	-	-	-	67,032
Chief Executive Officer	2022	63,964	-	-	-	63,964

Ai Lian Phang	2023	73,738		-	804	74,167
Chief Financial Officer	2022	69,620	-	-	-	69,620

Lei Liu	2023	51,123	-	-	-	51,123
Chief Technology Officer	2022	55,435	-	-	-	55,435

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Bin Xue, Michelle Ting Ting Tan, William Tat-Nin Chang, Lixia Tu, Fangqin Lin and Lizhi Qiao. In addition, our chairman Bin Xue receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2023 and 2022:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2023	-	-	-	-	-
Chairman of the Board(1)	2022	-	-	-	-	-

Michelle Ting Ting Tan	2023	-	-	-	-	-
Director	2022	-	-	-	-	-

Fangqin Lin(2)	2023	-	-	-	-	-
Independent Director and Chairwoman of Audit Committee	2022	-	-	-	-	-

William Tat-Nin Chang	2023	4,486	-	-	-	4,486
Independent Director and Chairman of Compensation and Nominating Committee	2022	-	-	-	-

Lizhi Qiao	2023	2,990	-	-	-	2,990
Independent Director	2022	-	-	-	-	-

Lixia Tu(3)	2023	3,738	-	-	-	3,738
Former Independent Director	2022	-	-	-	-	-

(1)	Bin Xue has been the Chief Executive Officer and the Chairman of the Board since inception. Mr. Xue received an annual salary for his service as the CEO and does not receive any compensation as a director.

(2)	Fangqin Lin was appointed as an Independent Director, effective February 1, 2024.

(3)	Lixia Tu was appointed as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective October 17, 2023. Ms. Tu resigned as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee, effective December 14, 2023.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Bin Xue, Michelle Ting Ting Tan, William Tat-Nin Chang, Lixia Tu, Fangqin Lin and Lizhi Qiao. In addition, our chairman Bin Xue receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2023 and 2022:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2023	-	-	-	-	-
Chairman of the Board(1)	2022	-	-	-	-	-

6.C. Board practices

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our Board of Directors currently consists of five directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors are re-elected at our general meeting of shareholders every year.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Xue as our Chair of the Board and as our principal executive officer and director. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Board Committees

We have established and adopted charters for three standing committees under the Board of Directors: the Audit Committee, the Compensation Committee, the Nominating Committee. Each Committee consists of only independent directors of the Company.

●	Audit Committee: Fangqin Lin (Chair), William Tat-Nin Chang, Lizhi Qiao

●	Compensation Committee: William Tat-Nin Chang (Chair), Fangqin Lin, Lizhi Qiao

●	Nominating Committee: William Tat-Nin Chang (Chair), Fangqin Lin, Lizhi Qiao

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Audit Committee

Our audit committee consists of William Tat-Nin Chang, Fangqin Lin and Lizhi Qiao. Fangqin Lin is the chairwoman of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of William Tat-Nin Chang, Fangqin Lin and Lizhi Qiao. William Tat-Nin Chang is the chairman of our compensation committee. We have determined that William Tat-Nin Chang, Fangqin Lin and Lizhi Qiao satisfy the “independence” requirements under Nasdaq Rule 5605. The compensation committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the Board of Directors for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the Board of Directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

Our nominating committee consists of William Tat-Nin Chang, Fangqin Lin and Lizhi Qiao. William Tat-Nin Chang is the chairperson of our nominating committee. We have determined that Mr William Tat-Nin Chang, Fangqin Lin and Lizhi Qiao satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the Board of Directors;

●	reviewing annually with the Board of Directors the current composition of the Board of Directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the Board of Directors; and

●	advising the Board of Directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board of Directors on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at Governance – WEBUY (webuysg.com).

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, our directors owe fiduciary duties to our company, including: (i) a duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) a duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, following a declaration being made pursuant to the articles of association of the Company, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Interested Transactions

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of our board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board of directors after he knows that he is or has become so interested. For this purpose, a general notice to our board of directors by a director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under the articles of association of the Company in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board of directors meeting after it is given.

Following a declaration being made pursuant to the above, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Insider Trading Policy

The Board of Directors also adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. For the fiscal years ended December 31, 2023 and 2022, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

6.D. Employees

As of December 31, 2023 we had 218 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Function	Number of Employees
Management	12
Accounts and Finance	23
Customer Management and Administration	103
Information Technology	2
Warehouse Labor	37
Others	41
Total	218

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We are proud to be having a good relationship with our employees and have not been engaged in any labor disputes. Our employees have entered into employment contracts and non-disclosure agreements with us. We provide our employees with medical benefits such as a medical card that covers outpatient fee, as well as medical and outpatient leave in accordance with the employment laws and regulations in Singapore. We have been complying with statutory requirements to provide our employees with Central Provident Fund contributions and Skills Development Levy.

6.E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A ordinary shares and Class B ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 259,950,000,000 Class A ordinary shares of $0.000000385 par value per share and 50,000,000 Class B ordinary shares of $0.000000385 par value per share. The number and percentage of ordinary shares beneficially owned are based on 30,986,200 Class A ordinary shares of $0.000000385 par value per share and 21,395,400 Class B ordinary shares of $0.000000385 par value per share issued and outstanding as of the date of this report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. As of the date hereof, we have 23 registered shareholders of record of Class A ordinary shares and 3 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Bin Xue, Chief Executive Officer and Chief Strategy Officer(1)	-	0%	16,989,462	79.41%	169,894,620	69.36%
Ai Lian Phang, Chief Financial Officer	-	0%	-	0%	-	0%
Lei Liu, Chief Technology Officer(1)	-	0%	-	0%	-	0%
Michelle Ting Ting Tan, Secretary of the Board(2)	-	0%	718,839	3.36%	7,188,390	2.93%
Fangqin Lin, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
William Tat-Nin Chang, Independent Director and Chairman of Compensation and Nominating Committees	-	0%	-	0%	-	0%
Lizhi Qiao, Independent Director	-	0%	-	0%	-	0%
All directors and executive officers as a group (7 persons)	-	0%	17,708,301	82.77%	177,083,101	72.30%

5% Beneficial Owners:
GBUY GLOBAL LTD(3)	-	0%	17,056,000	71.42%	170,560,000	25.90%
TLCW VENTURES PTE. LTD(4)	6,276,400	20.26%	-	0%	6,276,400	2.56%
WEBUY TALENT LTD(5)	-	0%	4,269,200		42,692,000	17.43%
Wavemaker Pacific 3, L.P.(6)	4,071,600	13.14%	-	0%	4,071,600	1.67%
Rocket Internet Capital Partners ii Scs(7)	3,663,400	11.82%	-	0%	3,663,400	1.50%

(1)	Bin Xue holds 12,650,062 and 4,269,200 Class B ordinary shares and 74.17% and 100% equity interest, through GBUY GLOBAL LTD and WEBUY TALENT LTD, respectively. Bin Xue is the sole director of GBUY GLOBAL LTD and WEBUY TALENT LTD, has the power to direct the voting and disposition of the ordinary shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD, and may be deemed the beneficial owner of all ordinary shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD.
(2)	Michelle Ting Ting Tan holds 718,839 shares and 4.21% equity interest in GBUY GLOBAL LTD.
(3)	Represents 17,056,000 Class B ordinary shares held by GBUY GLOBAL LTD, which is beneficially owned and controlled by Bin Xue and its current registered address located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(4)	Represents 6,276,400 Class A ordinary shares held by TLCW VENTURES PTE. LTD, which is beneficially owned and controlled by Tan Chuu Si and its current registered address is located at 21 Sampan Place, #13-04 Riveredge, Singapore 436593.
(5)	Represents 4,269,200 Class B ordinary shares held by WEBUY TALENT LTD, which is beneficially owned and controlled by Bin Xue and its current registered address is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(6)	Represents 4,071,600 Class A ordinary shares held by Wavemaker Pacific 3, L.P., which is incorporated in the Cayman Islands with a registered address located at Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. There are three board members of Wavemaker Pacific 3, L.P., namely, Santos Benjamin Paul Bustamante, Hwang Andrew, Hong Chun Shion, who have voting and dispositive power over Wavemaker Pacific 3, L.P. and approval of a majority of directors is required to approve an action. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Therefore, none of the individual members of the board of directors of Wavemaker Pacific 3, L.P. is a beneficial owner and each such member disclaims beneficial ownership of Wavemaker Pacific 3, L.P.
(7)	Represents 3,633,400 Class A ordinary shares held by Rocket Internet Capital Partners ii Scs, which is incorporated in Luxembourg with a registered address located at 12, Rue des Merovingiens, L-8070 Bertrange, Grand Duchy of Luxembourg. There are three managers of Rocket Internet Capital Partners ii Scs, namely, Julien De Mayer, Selma Belmejdoub and Thomas Pire, who have voting and dispositive power over Rocket Internet Capital Partners ii Scs. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Therefore, none of the individual members of the board of directors of Rocket Internet Capital Partners ii Scs is a beneficial owner and each such member disclaims beneficial ownership of Rocket Internet Capital Partners ii Scs.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

The transactions amount due to directors are as of the following:

	2023	2022	2021
Beginning of the years January 1	$25,336	$68,786	$7,783
Advances for operation and administration expenses	—	13,724	1,671,801
Exchange difference	593	—	—
Payments made to a director	25,929	(25,009)	(1,610,798)
Reversal of a related party payable due to disposal of a subsidiary	—	(32,165)	—
Years ended December 31	$25,929	$25,336	$68,786

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Dividend Policy

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “WBUY.”

On January 26, 2024, we received a written notice from the Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company to maintain a minimum bid price of U.S.$1.00 per share for the last 30 consecutive business days. We have 180 calendar days, or until July 24, 2024, to regain compliance.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than tendays is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari-passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors to issue additional Ordinary Shares from time to time as our board of Directors shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorize our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of Directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director ; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditor of our Company resides outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

Singapore Taxation

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 7%. This rate will be raised from 7% to 8% with effect from January 1, 2023, and from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of ordinary shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such ordinary shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our Ordinary Shares on the NYSE American, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 271604), as amended, which was declared effective by the SEC on September 28, 2023, and registration statement on Form F-1MEF (File No. 333-275074), which became effective upon filing on October 18, 2023, with respect to the Company’s initial public offering completed on April 5, 2023. In this offering, the Company issued 3,800,000 Ordinary Shares at a price of US$4.00 per share. EF Hutton, division of Benchmark Investments, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$13.7 million and net proceeds of approximately US$13.5 million after deducting underwriting discounts and expenses.

As of the date of this annual report, we used $10.21 million of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2023, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Fangqin Lin qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s Board of Directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at Governance – WEBUY (webuysg.com).

Item 16C. Principal Accountant Fees and Services

OneStop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023, 2022 and 2021.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

OneStop Assurance PAC 's fee for the annual audit of our financial statements for the fiscal year ended December 31, 2023, 2022 and 2021 were $220,000 $150,000 and $260,000.

Audit-Related Fees

The Company has not paid OneStop Assurance PAC for audit-related services for the fiscal year ended December 31, 2023.

Tax Fees

The Company has not paid OneStop Assurance PAC for tax services for the fiscal year ended December 31, 2023.

All Other Fees

The Company has not paid OneStop Assurance PAC for any other services in fiscal year ended December 31, 2023.

Audit Committee Pre-Approval Policies

All services rendered by OneStop Assurance PAC have been so approved by the Company and the Company’s audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2023.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings (Nasdaq rule 5635(d)). To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure and Class A Ordinary Shares— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

The Board of Directors also adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Our Board of Directors oversees the Company’s cybersecurity strategy and risk management, ensuring the integrity of financial reporting and operational resilience against cybersecurity threats. The simplified process for assessing, identifying, and managing cybersecurity risks encompasses disruptions to business operations, data theft, fraud, extortion, privacy violations, legal liabilities, and reputational damage, integrating these considerations into our comprehensive risk management framework.

The cybersecurity risk management process is streamlined through our Information Technologies ("IT") Committee, comprising the Chief Executive Officer (CEO), the Chief Operating Officer (COO), and the Chief Financial Officer (CFO). The COO annually presents the outcomes of our cybersecurity risk assessment to the Board of Directors, focusing on the identification, prioritization, and mitigation of the most significant risks, which are deemed of "high relevance" to the Company.

Our IT department is tasked with continuous monitoring of the cybersecurity landscape, independently identifying risks and implementing defensive measures. This vigilance extends to the prompt communication of potential threats or incidents to the executive management and the Board of Directors. Interaction between executive management and department heads facilitates a dynamic exchange of information and a unified response strategy.

Cybersecurity risks are systematically evaluated and addressed through targeted actions and, where feasible, the deployment of effective countermeasures. Our agile risk management approach is embedded within existing operational processes, ensuring rapid and adaptable responses to emerging threats. Cybersecurity considerations are integrated into the broader spectrum of corporate risk management, with enterprise risk professionals collaborating closely with subject matter experts. This collaboration is pivotal in pinpointing cybersecurity vulnerabilities, evaluating their impact, and formulating comprehensive mitigation strategies. External risk assessments may be conducted periodically to supplement our internal evaluations.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of WEBUY GLOBAL LTD

2.3*	Description of Securities

4.1	Form of Employment Agreement, filed as exhibit 10.1 to Form F-1 filed on May 3, 2023

4.2	Form of Director Offer Letter, filed as exhibit 10.2 to Form F-1 filed on May 3, 2023

4.3	Form of Independent Director Offer Letter, filed as exhibit 10.3 to Form F-1 filed on May 3, 2023

4.4	Form of Group Leader Contract, filed as exhibit 10.4 to Form F-1 filed on May 16, 2023

4.5	Form of Supplier Sales Contract, filed as exhibit 10.5 to Form F-1 filed on May 16, 2023

4.6	Share Swap Agreement by and among New Retail and Shareholders dated August 29, 2022, filed as exhibit 10.6 to Form F-1 filed on May 16, 2023

4.7	Form of Collaboration Agreement between PT Webuy Social Indonesia and Indonesian Local Stores, filed as exhibit 10.7 to Form F-1 filed on May 16, 2023

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, filed as exhibit 99.1 to the Form F-1 filed on May 3, 2023 and incorporate by reference herein

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Compensation Recovery Policy

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

Date: April 15, 2024

WEBUY GLOBAL LTD

FINANCIAL STATEMENTS

TABLE OF CONTENTS

WEBUY GLOBAL LTD AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Webuy Global Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Webuy Global Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, net cash used in operating activities and has a deficit on total equity that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

April 15, 2024

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$5,393,848	$1,554,464
Accounts receivable	10,112,638	2,568,183
Inventories	769,584	1,127,133
Prepaid expenses and other assets	6,032,074	1,337,419
Note receivable	3,075,000	—
Amount due from related parties	11,807	4,119
Total current assets	25,394,951	6,591,318

Leasehold improvements and equipment, net	896,539	423,633
Right of use assets – operating lease	2,690,521	42,712
Intangible assets	1,251,180	932,999
Total Assets	$30,233,191	$7,990,662

Liabilities and Shareholders’ (Deficit)Equity
Current Liabilities
Accounts payable	$11,058,508	$5,464,617
Deferred revenue	1,859,990	1,007,494
Other current liabilities	6,110,738	1,728,792
Amount due to a related party	25,929	25,336
Loans payable – current	512,435	1,611,069
Convertible notes payable	1,901,600	412,400
Operating lease liability – current	708,953	32,347
Total Current Liabilities	22,178,153	10,282,055

Loans payable – non-current	204,758	473,758
Operating lease liability – non-current	2,194,553	10,598
Total Liabilities	$24,577,464	$10,766,411

Commitments and contingencies	—	—

Shareholders’ Equity (Deficit)
Ordinary stock (260,000,000,000 shares authorized, $0.000000385 par value, 52,381,600 shares and 48,011,600* shares issued and outstanding as of December 31, 2023 and 2022, respectively)	$20	$18
Additional paid-in capital	29,287,795	15,678,812
Accumulated deficit	(23,484,274)	(18,337,830)
Accumulated other comprehensive loss	(93,154)	(75,641)
Total Shareholders’ Equity (Deficit) to shareholders of Webuy Global Ltd	5,710,387	(2,734,641)
Deficit attributable to non-controlling interests	(54,660)	(41,108)
Total Shareholders’ Equity (Deficit)	5,655,727	(2,775,749)
Total Liabilities and Shareholders’ Equity	$30,233,191	$7,990,662

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the years ended December 31,
	2023	2022	2021
Revenues	$61,686,170	$44,560,418	$22,295,682
Cost of revenues	(56,543,663)	(40,808,849)	(19,792,424)
Gross profit	5,142,507	3,751,569	2,503,258

Operating expenses
Selling and distribution expenses	(2,562,980)	(4,124,601)	(4,314,001)
General administrative expenses	(7,732,833)	(5,730,142)	(4,423,191)
Share-based compensation	—	(1,266,890)	(1,973,454)
Total operating expenses	(10,295,813)	(11,121,633)	(10,710,646)

Loss from operations	(5,153,306)	(7,370,064)	(8,207,388)

Other (expense) income
Other income	284,992	127,229	66,226
Gain on disposal of subsidiaries	—	825,153	—
Finance costs	(294,140)	(283,521)	(25,992)
Total other (expense) income, net	(9,148)	668,861	40,234

Loss before income taxes	(5,162,454)	(6,701,203)	(8,167,154)
Income taxes	—	—	—
Net loss	(5,162,454)	(6,701,203)	(8,167,154)
Less: Net loss attributable to non-controlling interests	16,010	40,257	127,250
Net loss attributable to shareholders of Webuy Global Ltd	$(5,146,444)	$(6,660,946)	$(8,039,904)

Net loss	$(5,162,454)	$(6,701,203)	$(8,167,154)
Foreign currency translation	(15,055)	(108,688)	(66,023)
Comprehensive loss	(5,177,509)	(6,809,891)	(8,233,177)
Less: Comprehensive loss attributable to non-controlling interests	13,552	37,192	127,339
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(5,163,957)	$(6,772,699)	$(8,105,838)

Basic and diluted loss per ordinary share	$(0.11)	$(0.16)*	$(0.21)*

Basic and diluted weighted average number of ordinary shares outstanding	48,825,956	41,667,600 *	38,402,000 *

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated	Equity
	Number of Shares*	Amount ($0.000000385 par*)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	(Deficit) to Ordinary Shareholders	Non- controlling Interests	Total (Equity Deficit)
Balance as at December 31, 2020	38,402,000	$15	$8,467,669	$(3,607,729)	$102,046	$4,962,001	$39,683	$5,001,684
Investment in a subsidiary (Note)	—	—	—	(29,251)	—	(29,251)	37,677	8,426
Share-based compensation	—	—	1,973,454	—	—	1,973,454	—	1,973,454
Net loss	—	—	—	(8,039,904)	—	(8,039,904)	(127,250)	(8,167,154)
Foreign currency translation	—	—	—	—	(65,934)	(65,934)	(89)	(66,023)
Balance as at December 31, 2021	38,402,000	$15	$10,441,123	$(11,676,884)	$36,112	$(1,199,634)	$(49,979)	$(1,249,613)
Issuance of ordinary shares through convertible notes conversion	1,040,000	—	2,920,800	—	—	2,920,800	—	2,920,800
Issuance of ordinary shares through SAFE note conversion	533,000	—	750,000	—	—	750,000	—	750,000
Issuance of ordinary shares under a subscription agreement	283,400		300,000	—	—	300,000	—	300,000
Issuance of ordinary shares to Webuy Global Ltd.’s shareholders	3,484,000	1	(1)	—	—	—	—	—
Disposal of a subsidiary (Note)	—	—	—	—	—	—	46,063	46,063
Share-based compensation	4,269,200	2	1,266,890	—	—	1,266,892	—	1,266,892
Net loss	—	—	—	(6,660,946)	—	(6,660,946)	(40,257)	(6,701,203)
Foreign currency translation	—	—	—	—	(111,753)	(111,753)	3,065	(108,688)
Balance as at December 31, 2022	48,011,600	$18	$15,678,812	$(18,337,830)	$(75,641)	$(2,734,641)	$(41,108)	$(2,775,749)
Issuance of ordinary shares for the initial public offering (“IPO”)	4,370,000	2	13,608,983	—	—	13,608,985	—	13,608,985
Net loss	—	—	—	(5,146,444)	—	(5,146,444)	(16,010)	(5,162,454)
Foreign currency translation	—	—	—	—	(17,513)	(17,513)	2,458	(15,055)
Balance as at December 31, 2023	52,381,600	$20	$29,287,795	$(23,484,274)	$(93,154)	$5,710,387	$(54,660)	$5,655,727

Note:	On August 7, 2021, the Company increased its equity interest in Webuy Sdn Bhd (“Webuy Malaysia”) from 60% to 71.4% through the acquisition of 400,000 new shares issued by Webuy Malaysia for the purchase consideration of $88,000 ($0.22 per share). On July 27, 2022 the Company fully disposed Webuy Malaysia.

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”)

	For the years ended December 31,
	2023	2022	2021
Cash Flows From Operating Activities:
Net loss	$(5,162,454)	$(6,701,203)	$(8,167,154)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	591,321	314,023	87,723
Depreciation of leasehold improvements and equipment and right of use assets	742,030	123,289	90,345
Gain on disposal of subsidiaries	—	(825,153)	—
Provision for expected credit loss on accounts receivable	520,555	—	—
Impairment losses of other assets	—	44,827	—
Share-based compensation	—	1,266,890	1,973,454
Non-cash lease costs	128,266	191,385	249,749
Changes in operating assets and liabilities:
Inventories	368,954	(385,598)	(381,945)
Accounts receivable	(8,109,852)	(2,625,580)	(104)
Prepaid expenses and other assets	(4,782,202)	(80,092)	(48,753)
Operating lease liability	(295,416)	(177,779)	(233,903)
Accounts payable	5,564,165	3,689,193	1,078,955
Deferred revenue	823,874	657,938	484,115
Other current liabilities	2,457,509	415,288	811,543
Amount due from/to related parties	(7,288)	(24,979)	61,003
Net Cash used in Operating Activities	(7,160,538)	(4,117,551)	(3,994,972)

Cash Flows From Investing Activities:
Purchase of intangible assets	(890,377)	(853,049)	(459,198)
Purchase of leasehold improvements and equipment	(698,282)	(286,009)	(156,570)
Purchase of a promissory note	(3,000,000)	—	—
Net Cash used in Investing Activities	(4,588,659)	(1,139,058)	(615,768)

Cash Flows From Financing Activities
Disposal of subsidiaries	—	(8,867)	—
Proceeds from issuance of ordinary shares	15,543,750	300,000	—
Proceeds from issuance of convertible notes	1,489,200	3,333,200	—
Proceeds from issuance of SAFE note	—	750,000	—
Increase in investment in subsidiary	—	—	8,426
Investment in subsidiaries by non-controlling interest	—	—	—
Proceeds from term loan	—	1,923,179	1,004,978
Repayment of loan payables	(1,503,945)	(945,528)	(44,464)
Net Cash provided by Financing Activities	15,529,005	5,351,984	968,940

Effect of Exchange Rate Changes on Cash	59,576	(80,259)	(74,893)

Net changes in cash	3,839,384	15,116	(3,716,693)
Cash at beginning of the year	1,554,464	1,539,348	5,256,041
Cash at end of the year	$5,393,848	$1,554,464	$1,539,348

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$294,140	$283,521	$25,992
Cash paid for taxes	$—	$—	$—

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of convertible notes into ordinary shares	$—	$2,920,800	$—
Conversion of SAFE note into ordinary shares	$—	$750,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and subsidiaries (“we”, “our”, “us” or collectively known as the “Company”) is an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Share Swap Agreement

On August 29, 2022, the Company closed a share swap agreement (the “Share Swap”) between New Retail International Pte Ltd. (“New Retail”), which is a private company with limited liability under Singapore law and its shareholders. Under the Share Swap, the Company acquired 100% of the issued shares of New Retail (being 16,644 shares comprising (a) 8,202 ordinary shares denominated in SGD, (b) 3,440 preference shares denominated in SGD, and (c) 5,002 preference shares denominated in USD in exchange for the allotment and issuance of 16,644 ordinary shares of Webuy. Following the Share Swap, New Retail became a wholly owned subsidiary of the Company and the former shareholders, holders of warrants, convertible notes, and simple agreements for future equity of New Retail held 100% of the equity interests of the Company prior to the Company’s planned initial public offering. As a result of the share forward split, the effective number of ordinary shares of Webuy became 43,274,400.

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of December 31, 2023, 2022 and 2021.

Corporate Structure

Details of the Company and subsidiaries as of December 31, 2023 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	—	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Offline Retail business for “Buah Kita” brand
Webuy Advisory Pte Ltd	February 2, 2024	100%	Singapore	December 31	Management consultancy services

Going concern

As of December 31, 2023, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Note 2. Summary of Signification Accounting Policies

Basis of presentation and consolidation

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, accounting for share-based compensation arrangements, estimated useful lives of leasehold improvements and equipment, impairment of long-lived assets, and going concern. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash is carried at cost and represent cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore, Indonesia, Malaysia (subsidiary in Malaysia was disposed on July 27, 2022) and China (subsidiary in China was disposed on June 29, 2022) ranging from approximately $12,3996 to $56,790,000 per institution. The amount in excess of government insurance as of December 31, 2023 and 2022, was approximately $4,610,723 and $1,221,685 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore, Malaysia, Indonesia and People Republic of China and maintains its books and records in its local currency, Singapore Dollar (“SGD”), Malaysia Ringgit (“MYR”), Indonesia Rupiah (“IDR”) and Chinese Yuan (“CNY”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2023, the Company recorded a provision for expected credit loss of $520,555. For the years ended December 31, 2022 and 2021, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Share-based compensation

ASC 718 “Compensation — Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based compensation amounted to approximately $nil, $1.27 million and $1.97 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Inventory

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. The Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. There is no allowance of obsolete stocks recognized for the financial years ended December 31, 2023, 2022 and 2021.

Intangible assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Types of intangible assets	The estimated useful lives of the intangible assets
Applications development	3 years
Software	2 years

Leasehold improvements and equipment, net

Leasehold improvements and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful life
Motor vehicles	5 – 10 years
Office equipment	2 – 8 years
Furniture and fittings	5 years
Computer	3 years
Warehouse equipment	2 years
Machinery equipment	3 years
Leasehold improvements	5 years

Impairment of Intangible and Long-Lived Assets

The Company tests its intangible and long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current and operating lease liabilities — non-current on the balance sheets. Finance leases are included in leasehold improvements and equipment, loan payable — current and loan payable — non-current in the balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Accounts payables and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Convertible notes payable

Upon adoption of Accounting Standards Update (“ASU”) 2020-06 on January 1, 2022, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt — Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging — Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares (Note 1).

SAFE Notes Payable

The Company evaluates the Simple Agreement for Future Equity (“SAFE”) notes in accordance with ASC 480-10 and determined that the SAFEs represented an obligation that the Company must settle by issuing a variable number of its equity shares, the monetary value of which is known when entering into the SAFE. This provision requires the SAFE notes to be classified as marked-to-market liabilities. The SAFE notes are recorded as a liability at their estimated fair value.

Fair value measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

●	Level 1 — Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2 — Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3 — Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

As of December 31, 2023 and 2022, the carrying values of the Company’s financial instruments, including cash, accounts receivable and other assets, accounts payable and other current liabilities and loan payables, approximate their fair values due to the short-term nature of these instruments.

Revenue recognition

We adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, we apply five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Product revenues

— Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

The revenue deferred from the previous year was fully recognized as income in the current year amounting to $1,007,494,859,990, $484,115, and $nil for the years ended December 31, 2023, 2022, and 2021, respectively.

Packaged-tour revenue

— Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer, and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 76% of the Company’s revenues, and sale of packaged tour, which represent 24% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar products and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the years ended December 31,
Product/Service Type	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue	2021	Percentage of Total Revenue
Food and beverage	$25,716,683	42%	$14,024,908	32%	$11,352,854	51%
Fresh produce	19,375,772	31%	21,254,818	48%	8,800,647	39%
Lifestyle and other personal care items	1,932,630	3%	2,846,407	6%	2,142,181	10%
Packaged-tour	14,661,085	24%	6,434,285	14%	—	—%
Total	$61,686,170	100%	$44,560,418	100%	$22,295,682	100%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the years ended December 31,
Product/Service Type	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue	2021	Percentage of Total Revenue
Singapore	$25,254,134	41%	$24,786,700	55%	$18,208,294	82%
Indonesia	36,432,036	59%	19,541,277	44%	3,647,873	16%
Malaysia	—	—%	232,441	1%	439,515	2%
Total	$61,686,170	100%	$44,560,418	100%	$22,295,682	100%

During the years ended December 31, 2023, 2022 and 2021, all revenues were generated from third parties.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

Net Loss Per Share

Basic earnings per share (“EPS”) is computed based on the weighted average number of ordinary shares outstanding during the period. Diluted EPS is computed based on the weighted average number of ordinary shares plus the effect of dilutive potential ordinary shares outstanding during the period using the treasury stock method and as if converted method. Dilutive potential ordinary shares include outstanding restricted stock units.

For the years ended December 31, 2023, 2022 and 2021, respectively, the restricted stock units were excluded from the computation of diluted net loss per share as the result was anti-dilutive.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company conducts its businesses in Singapore and Indonesia, and is subject to tax in these jurisdictions. As a result of its business activities, the Company will file separate tax returns in those countries that are subject to examination by the foreign tax authorities.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions and balances.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard is effective for the Company on January 1, 2023.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which adds a new Topic 326 to the Codification and removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current U.S. GAAP, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. In April 2019, the FASB issued ASU 2019-04 which clarified the treatment of accrued interest when measuring credit losses. Entities may: (1) measure the allowance for credit losses on accrued interest receivable balances separately from other components of the amortized cost basis of associated financial assets; (2) make various accounting policy elections regarding the treatment of accrued interest receivable; or (3) elect a practical expedient to disclose separately the total amount of accrued interest included in the amortized cost basis as a single balance to meet certain disclosure requirements. ASU 2019-04 also clarified that expected recoveries of amounts previously written off and expected to be written off should be included in the valuation account and should not exceed the aggregate of amounts previously written off and expected to be written off by the entity. In addition, for collateral dependent financial assets, the amendments clarify that an allowance for credit losses that is added to the amortized cost basis of the financial asset(s) should not exceed amounts previously written off. In November 2019, the FASB issued ASU 2019-10, which delayed the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022 for smaller reporting companies, although early adoption is permitted.In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses” which clarified or addressed specific issues about certain aspects of the amendments in ASU 2016-13. The amendments in ASU 2019-11 clarified the following: (1) The allowance for credit losses (ACL) for purchased financial assets with credit deterioration should include expected recoveries of amounts previously written off and expected to be written off by the entity and should not exceed the aggregate of amounts of the amortized cost basis previously written off and expected to be written off by an entity. In addition, the amendments clarify that when a method other than a discounted cash flow method is used to estimate expected credit losses, expected recoveries should not include any amounts that result in an acceleration of the noncredit discount. An entity may include increases in expected cashflows after acquisition; (2) Transition relief will be provided by permitting entities an accounting policy election to adjust the effective interest rate on existing troubled debt restructurings using prepayment assumptions on the date of adoption of Topic 326 rather than the prepayment assumptions in effect immediately before the restructuring; (3) Disclosure relief will be extended for accrued interest receivable balances to additional relevant disclosures involving amortized cost basis; (4) An entity should assess whether it reasonably expects the borrower will be able to continually replenish collateral securing the financial asset to apply the practical expedient. The amendments clarify that an entity applying the practical expedient should estimate expected credit losses for any difference between the amount of the amortized cost basis that is greater than the fair value of the collateral securing the financial asset (that is, the unsecured portion of the amortized cost basis). An entity may determine that the expectation of nonpayment for the amount of the amortized cost basis equal to the fair value of the collateral securing the financial asset is zero. In March 2022, the FASB issued ASU 2022-02 which clarified the treatment of accrued interest when measuring credit losses. The amendments in this Update eliminate the TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For public business entities, the amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. The Company adopted this standard on January 1, 2023.

All new standards and amendments that are effective for annual reporting period commencing January 1, 2023 have been applied by the Company for the year ended December 31, 2023. The adoption of these new and amended standards did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2023, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

Note 3. Accounts receivable

	As of December 31,
	2023	2022
Trade receivables	$10,631,787	$2,568,183
Provision for expected credit loss	(520,555)	-
Exchange rate difference	1,406	-
	$10,112,638	$2,568,183

Note 4. Prepaid expenses and other assets

At December 31, 2023 and 2022, prepayment and other current assets consisted of the following:-

	As of December 31,
	2023	2022
Prepayment	$1,247,942	$418,642
Advance to suppliers	2,349,615	3,731
Deposits	1,107,788	123,012
Other receivables	1,326,729	792,034
	$6,032,074	$1,337,419

The prepayment includes payments of IT services, advertisement expenses, insurance premiums, rental expenses, travel package costs and professional fees. The deposits are mainly related to equipment, office and warehouse refundable security deposit and payment service provider rolling reserves. During the year ended December 31, 2023, deposits also include an earnest deposit of $500,000 paid to an acquisition target in order to allow the Company to carry out due diligence on the target. The other receivables are mainly related to advance to employees and non-trade receivables due from third parties.

Note 5. Note receivable

On November 9, 2023, a third party issued an unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $3,000,000. The note bears interest at the rate of 3% per month and payable one month from the disbursement of funds by the Company. This note receivable balance has been fully collected in January 2024.

Note 6. Leasehold improvements and Equipment

At December 31, 2023 and 2022, leasehold improvements and equipment consisted of the following:

	As of December 31,
	2023	2022
Motor vehicles	$465,111	$458,318
Office equipment	26,462	10,892
Furniture and fittings	17,826	5,439
Computer	43,949	42,225
Warehouse equipment	111,397	97,314
Machinery equipment	2,699	—
Leasehold improvements	671,539	78,675
	1,338,983	692,863
Accumulated depreciation	(442,444)	(269,230)
Leasehold improvements and equipment, net of accumulated depreciation	$896,539	$423,633

Depreciation expense of leasehold improvements and equipment for the years ended December 31, 2023, 2022 and 2021 was $742,030, $123,289 and $90,345, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2023, 2022 and 2021, the Company purchased assets of $698,282, $286,009 and $156,570 respectively.

The motor vehicles with a net carrying amount of $281,875, $325,331 and $65,683 are held under finance lease arrangements for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 7. Right of use assets and operating lease liability

Operating lease

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have varying terms, escalation clauses and renewal rights. On February 28, 2023, the Company entered into a new lease agreement for a lease term of five years for a four-story office and warehouse facility in Singapore. The Company is committed to pay a total rental fee of approximately $3.9 million for the full lease term.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	As of December 31,
	2023	2022
Leasehold buildings	$3,648,367	$483,401
Accumulated amortization	(957,846)	(440,689)
ROU assets, net of accumulated amortization	$2,690,521	$42,712

	For the years ended December 31,
	2023	2022	2021
Operating lease cost:
Operating lease costs	$114,694	$283,521	$249,749
Short-term lease costs	246,489	362,665	112,796
	$361,183	$646,186	$362,545

Supplemental cash flow information:
Operating cash flows from operating leases	$295,416	$177,779	$233,903
Right-of-use obtained in exchange for new operating lease liabilities	3,045,610	61,022	138,339
Weighted-average remaining lease term (years):
Operating leases	5.04	1.33	0.9

As of December 31, 2023 and 2022, the weighted-average discount rate for operating leases was 6.0% and 5.0%, respectively.

Operating leases
Years Ended December 31,
2024	$854,888
2025	768,781
2026	703,306
2027	717,507
2028	215,252
Total operating lease payment	3,259,734
Less: Imputed interest	(356,228)
Present value of operating lease liabilities	2,903,506

Operating lease liabilities – current	$708,953
Operating lease liabilities – non-current	$2,194,553

Note 8. Intangible assets

At December 31, 2023 and 2022, intangible assets consisted of the following:

	As of December 31,
	2023	2022
Software	$73,494	$72,421
Application development	2,199,748	1,275,669
	2,273,242	1,348,090
Accumulated amortization	(1,022,062)	(415,091)
Intangible assets, net of accumulated amortization	$1,251,180	$932,999

Based on the carrying value of definite-lived intangible assets as of December 31, 2023, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Years Ended December 31,
2024	$678,160
2025	437,453
2026	135,567
Total amortization expense	$1,251,180

Amortization expense of intangible assets for the years ended December 31, 2023, 2022 and 2021 was $591,321, $314,023 and $87,723, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2023, 2022 and 2021, the Company acquired intangible assets of $890,377, $853,049 and $459,198, respectively.

Note 9. Other current liabilities

At December 31, 2023 and 2022, other current liabilities consisted of the following:

	As of December 31,
	2023	2022
Accrued expenses	$674,949	$474,033
Advance from customers	3,434,075	188,069
Other payables	2,001,714	1,066,690
	$6,110,738	$1,728,792

Accrued expenses mainly relate to staff-related expenses as of December 31, 2023 and 2022, respectively.

Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

Other payables mainly include outstanding amounts owed to various non-trade vendors and value added tax (“VAT”) payables as of December 31, 2023 and 2022, respectively.

Note 10. Loans payable

At December 31, 2023 and 2022, loans payable consisted of the following:

	As of December 31,
	2023	2022
Hire purchases – Motor Vehicle	$248,768	$286,329
Term loan I	154,195	594,070
Term loan II	147,697	1,028,645
Short-term loan	166,533	175,783
	717,193	2,084,827
Less current portion	(512,435)	(1,611,069)
Long-term loans payable	$204,758	$473,758

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

The Company has booked interest expense on the loans of $241,890, $237,505 and $25,992 for the years ended December 31, 2023, 2022 and 2021, respectively.

On September 23, 2021, the Company entered into an unsecured term loan agreement (“Term loan I”) with a third party and obtained a loan facility in the amount of $1.0 million with a maturity date 30 months from September 24, 2021. The loan bears an interest rate of 6% per annum on the initial facility amount.

On January 6, 2022, the Company entered into an unsecured term loan agreement (“Term loan II”) with a third party and obtained a loan facility in the amount of $1.5 million with a maturity date 24 months from February 19, 2022. The loan bears an interest rate of 6% per annum on the initial facility amount.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2023, the loan was extended to May 30, 2023 with the same terms and conditions. On October 2, 2023, the loan was extended to December 31, 2023 with the same terms and conditions. On March 8, 2024, the loan was further extended to May 31,2024 with the same terms and conditions.

Hire Purchases

Future minimum lease payments under hire purchases that have initial non-cancellable lease terms in excess of one year as of December 31, 2023 were as follows:

Finance leases
Year Ended December 31,
2024	$55,681
2025	55,681
2026	55,681
2027	50,024
2028	42,143
Thereafter	24,584
283,794
Less: Imputed interest	(35,026)
Hire purchases liabilities	248,768

Hire purchases liabilities – current	$44,010
Hire purchases liabilities – non-current	$204,758

Note 11. Related Party Transactions

Amount due from related parties

As of December 31, 2023 and 2022, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $6,637 and $4,119, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of December 31, 2023 and 2022, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $5,169 and $nil, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	2023	2022	2021
Beginning of the years January 1	$25,336	$68,786	$7,783
Advances for operation and administration expenses	—	13,724	1,671,801
Payments made to a director	—	(25,009)	(1,610,798)
Reversal of a related party payable due to disposal of a subsidiary	—	(32,165)	—
Exchange difference	593	—	—
Years ended December 31	$25,929	$25,336	$68,786

As of December 31, 2023 and 2022, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $25,929 and $25,336. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Upon the completion of the disposal of Webuy Sdn Bhd on July 27, 2022, Webuy Sdn Bhd was ceased to be accounted as a subsidiary of the Company. As a result of the disposal, the Company reversed a related party payable to a director of Webuy Sdn Bhd of $32,165.

Note 12. Convertible Notes Payables

During the year ended December 31, 2022, the Company issued a series of Convertible Loan Note (“Note”) in aggregate principal amount of $3,333,200 to various individual investors with identical terms, in which on August 29, 2022, the Notes in aggregate principal amount of $2,920,800 have been converted to 400 ordinary shares of the Company. As a result of the share forward split, the converted ordinary shares became 1,040,000. As of December 31, 2022, the carrying value of convertible notes payable was $412,400.

During the year ended December 31, 2023, the Company issued a series of Convertible Loan Note (“Note”) in aggregate principal amount of $1,489,200 to various individual investors with identical terms. None of the Notes have been converted to ordinary shares of the Company. As of December 31, 2023, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $1,901,600.

Pursuant to the terms in the Note agreements, these Note will mature in 12 months to 18 months from the funding date and bear interest at a rate of 10% per annum, to be accrued and payable at the maturity date. The Company is obligated to redeem the loan in cash on the principal amount together with all interest accrued in full on the maturity date in the absence of a public listing or conversion to shares. On October 19, 2023, the Convertible Loan Note bearers signed the lock-up agreements to agree that their Notes will be converted after 180 days from the date of closing of the Initial Public Offering (the “Lock-Up Period”). The anticipated conversion date is April 17, 2024. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares. The clause relating to their right of conversion is replaced with a full cash settlement of their Notes bearing interest at the rate of 10% per annum. The settlement shall be made (a) on the date falling six (6) months from October 19, 2023 (“Settlement Date”), and (b) in such manner to be agreed in writing between the Lender and the Borrower on or prior to the Settlement Date.

Note 13. SAFE Notes Payable

During the year ended December 31, 2022, the Company entered into a series of Simple Agreement for Future Equity (“SAFE”) in the aggregate amount of $750,000 with various individual investors. The SAFE had no maturity date and bore no interest. The SAFE provided the shareholder with rights to future equity of the Company. On August 29, 2022, these SAFE were fully converted into 205 shares of the Company’s ordinary shares. As a result of the share forward split, the converted ordinary shares became 533,000.

Note 14. Equity

On May 2, 2023, the shareholders of the Company approved a 1 for 2,600 share forward split of the Company’s authorized and issued ordinary shares whereby every 1 share was split into 2,600 shares. In addition, the par value of each ordinary share decreased from $0.001 to $0.000000385. The financial statements and all share and per share amounts have been retroactively restated to reflect the share forward split. On May 2, 2023, in addition to the share forward split, the shareholders of the Company also approved an increase in the Company’s authorized ordinary shares from 100,000,000 to 260,000,000,000.

The share forward split was consummated under Cayman Islands law on May 2, 2023. Below is a reconciliation of the effect of the retroactive adjustments.

Consolidated Balance Sheets as of December 31, 2023:

	Pre-share forward split	Adjustments	Post-share forward split
(Deficit) Equity
Number of ordinary shares – authorized	100,000,000	259,900,000,000	260,000,000,000
Number of ordinary shares – issued and outstanding	18,466	47,993,134	48,011,600
Par value	$0.001	$0.000999615	$0.000000385

Consolidated Statements of Operations for the year ended December 31, 2022:

	Pre-share forward split	Adjustments	Post-share forward split
Loss per share
Basic and diluted loss per ordinary share	$(418.15)	$417.99	$(0.16)

Weighted average number of shares used in computation:
Basic and diluted	16,026	41,651,574	41,667,600

Consolidated Statements of Operations for the year ended December 31, 2021:

	Pre-share forward split	Adjustments	Post-share forward split
Loss per share
Basic and diluted loss per ordinary share	$(552.96)	$552.75	$(0.21)

Weighted average number of shares used in computation:
Basic and diluted	14,770	38,387,230	38,402,000

Authorized Shares

As of December 31, 2023, the Company has 260,000,000,000 authorized ordinary shares, par value $0.000000385 per share.

Ordinary Shares

A series of Convertible Loan Notes (see Note 12) has been converted by the investors, for 400 ordinary shares, during the reorganization of the Company on August 29, 2022. As a result of the share forward split, the converted ordinary shares became 1,040,000.

A series of SAFE Notes (see Note 13) has been converted by the investors, for 205 ordinary shares, during the reorganization of the Company on August 29, 2022. As a result of the share forward split, the converted ordinary shares became 533,000.

On August 29, 2022, the Company entered into a subscription agreement with an investor to issue and sell 109 shares of the Company’s ordinary shares, for an aggregate price of $300,000. As a result of the share forward split, the ordinary shares issued became 283,400.

On August 29, 2022, the Company issued 670 each, totaling 1,340 of the Company’s ordinary shares, to two individuals. As a result of the share forward split, the s ordinary shares issued became 3,484,000.

As of December 31, 2022, 18,466 ordinary shares of the Company were issued to the participating shareholders in connection with the reorganization of the Company. As a result of the share forward split, the total number of ordinary shares issued as of December 31, 2022 became 48,011,600.

The Company completed its initial public offering of 3,800,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $15.2 million, prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted the underwriters a 45-day Over-Allotment Option to purchase up to an additional 570,000 ordinary shares at the initial public offering price, less underwriting discounts. The shares began trading on the Nasdaq Capital Market on October 19, 2023, under the symbol “WBUY.”

On November 3, 2023, the Representative exercised the Over-Allotment Option partially to purchase an additional 150,000 ordinary shares (the “November 3 Exercise”), in which the company received $546,000 in net proceeds from the exercise of the Over-Allotment Option. On November 21, 2023, the Representative exercised the Over-Allotment Option in full to purchase the remaining 420,000 ordinary shares (the “November 21 Exercise”), and received $1,528,800 in net proceeds, after deducting underwriting discounts by the Company. The closing of the November 21 Exercise took place on November 24, 2023.

As of December 31, 2023, the total issued and outstanding number of ordinary shares was 52,381,600.

Restricted Share Units

On January 1, 2021, the Company granted 1,642 restricted share units amounting to $3,240,344, with a vesting period of twenty (20) months effective from the grant date, subject to forfeiture and restrictions which limited the sale or transfer of the shares during the restriction period. The fair value of the restricted share units was estimated on the grant date based on the Company’s most recent observable price of cash transactions with unrelated parties for issuance of its equity securities in September 2020. During the years ended December 31, 2023, 2022 and 2021, the Company recorded share-based compensation of $nil, $1,266,890 and $1,973,454 in its consolidated statements of operations and comprehensive loss. On August 29, 2022, the Company issued 1,642 ordinary shares at the end of the vesting period. As a result of the share forward split, the restricted share unit granted and ordinary shares issued became 4,269,200.

Note 14. Disposal of subsidiaries

On June 29, 2022, the Company completed the disposal of its 100% equity interest in Beijing Youmeng IT Co., Ltd. The Company recorded a gain on disposal of $783,003 for the year ended December 31, 2022. This disposal was not classified as a discontinued operation as Beijing Youmeng IT Co., Ltd was merely a cost centre which did not represent a separate major line of business or geographic area of operations to the Company.

On July 27, 2022, the Company completed the disposal of its 100% equity interest in Webuy Sdn Bhd. The Company recorded a gain on disposal of $42,150 during the year ended December 31, 2022. This disposal was not classified as a discontinued operation as Webuy Sdn Bhd was operating within the Company’s same core business as other subsidiaries and the operating results contributed by Webuy Sdn Bhd was immaterial to the Company’s consolidated financial statements.

Note 15. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Enterprise income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2023, 2022 and 2021.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the years ended December 31, 2023, 2022 and 2021.

Malaysia

Domestic statutory corporate income tax rate in Malaysia is subject to the Malaysia enterprise income tax rate of 24% for the years ended December 31, 2023, 2022 and 2021.

China

Domestic statutory corporate income tax rate in China is subject to the China corporate income tax rate of 25% for the years ended December 31, 2023, 2022 and 2021.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	For the years ended December 31,
	2023	2022	2021
Net loss before income taxes	$(5,162,454)	$(6,701,203)	$(8,167,154)

Income tax expenses attributable to net income at Singapore statutory rate of 17% (*)	(877,617)	(1,139,205)	(1,388,416)
Effect of different tax rates in other jurisdictions	51,540	(63,730)	(48,323)
Non-deductible expenses	302,956	537,800	34,595
Singapore tax exemption or non-taxable income	—	—	(7,159)
Unrecognized deferred tax asset	523,121	665,135	1,409,303
Total tax provision	$—	$—	$—

(*)	The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	As of December 31,
	2023	2022
Tax loss carry forwards	$10,358,050	$4,348,685
Deferred tax assets	1,760,869	1,408,101
Valuation allowance	(1,760,869)	(1,408,101)
Total deferred tax assets, net	$—	$—

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $8,596,330, $8,599,651 and $8,569,992 for the years ended December 31, 2023, 2022 and 2021, respectively, cannot be used to offset future profit.

Note 16. Government Grants

Under The Wage Credit Scheme (“WCS”) introduced by the Singapore government, the Singapore government will co-fund 40% of wage increases given to Singaporean employees earning a gross monthly wage of up to SGD 4,000 (approximately $3,000).

Under The Jobs Support Scheme (“JSS”) introduced by the Singapore government, depending on the business sectors, employers that are entitled to JSS will be subsidized from 10% up to 60% of each employee’s monthly wage as a form of wage support. This is applied to the first SGD 4,600(approximately $3,300) actual wages paid per employee.

Under The Jobs Growth Incentive (“JGI”) is a salary support scheme introduced by the Singapore government that provides eligible employers with 15% to 50% salary support for new employees hired between September 2020 to March 2021.

Under enterprise transformation programmes introduced by the Singapore government, eligible employers can receive a one-off SGD 10,000 (approximately $7,200) Skills Future Enterprise Credit (“SFEC”) to cover up to 90% of out-of-pocket expenses on qualifying costs for supportable initiatives, over and above the support levels of existing schemes.

During the year ended December 31, 2023, 2022 and 2021, these government grants in aggregate amount of $50,537, $159,000 and $59,000, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

Note 17. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for financial years ended December 31, 2023, 2022 and 2021.

There were two suppliers who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2023. There is no single supplier who represented 10% or more of the Company’s total purchases for financial years ended December 31, 2022 and 2021.

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2023	% accounts payable	2022	% accounts payable
Company A	$2,170,312	19.6%	$—	—%
Company B	1,222,103	11.1%	—	—
Company C	—	—	573,451	10.5
	$3,392,415	30.7%	$573,451	10.5%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2023	% accounts receivable	2022	% accounts receivable
Company A	$1,337,859	13.2%	$679,226	26.4%
Company B	—	—%	586,103	22.8%
Company C	—	—%	307,672	12.0%
	$1,337,859	13.2%	$1,573,001	61.2%

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

Note 18. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and through the date of this report.

Note 19. Subsequent Events

Subsequent events have been reviewed through the date these consolidated financial statements were issued and required no adjustments or disclosures other than the following:

On March 8, 2024, the shareholders of the Company approved:

(i)	all the authorized and issued and outstanding ordinary shares of a par value of US$0.000000385 each (the “Ordinary Shares”) in the share capital of the Company held by existing shareholders of the Company as of March 8, 2024 except the 21,395,400 Ordinary Shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD be re-designated and re-classified as class A ordinary shares with a par value of US$0.000000385 each (the “Class A Ordinary Shares”) on a one for one basis;

(ii)	the 21,395,400 authorized and issued and outstanding ordinary shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD be re-designated and re-classified as 21,395,400 class B ordinary shares with a par value of US$0.000000385 each (the “Class B Ordinary Shares”) on a one for one basis;

(iii)	259,919,013,800 authorized but unissued Ordinary Shares be re-designated and re-classified into 259,919,013,800 Class A Ordinary Shares with a par value of US$0.000000385; and

(iv)	re-designate 28,604,600 authorized but unissued Ordinary Shares into 28,604,600 Class B Ordinary Shares with a par value of US$0.000000385 each with ten (10) votes per share and with other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis.

On January 5, 2024, a third party issued an unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $2,500,000. The note bears interest at the rate of 3% per month and payable one month from the disbursement of funds by the Company.

The Company incorporated Webuy Advisory Pte. Ltd. on February 2, 2024.