Form 20-F
period 2024-12-31
WEBUY GLOBAL LTD
filed 2025-04-22
CIK 1946703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Bin Xue, Chief Executive Officer

+65 8859 9762

vincent@webuy.global

35 Tampines Street 92

Singapore 528880

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0000462 per share	WBUY	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 72,270,053 Class A ordinary shares and 21,395,400 Class B ordinary shares issued and outstanding as of December 31, 2024, and 602,256 Class A ordinary shares and 178,296 Class B ordinary shares as of the date of this report.

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

☐ Yes  ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report only, references to:

●	“New Retail” are to New Retail International Pte Ltd., a wholly owned subsidiary of WeBuy;

●	“BBPL” are to Bear & Bear Pte Ltd., a wholly owned subsidiary of New Retail;

●	“PTBK” are to PT Buah Kita Retail, a wholly owned subsidiary of PTWB;

●	“PTWB” are to PT Webuy Social Indonesia a 95% owned subsidiary of New Retail;

●	“PTWT” are to PT Webuy Travel Indonesia, a 70% owned subsidiary of PTWB;

●	“Subsidiaries” are to The Shopaholic Bear Pte Ltd., Bear Bear Pte Ltd., and PT Webuy Social Indonesia;

●	“TSB” are to The Shopaholic Bear Pte Ltd., a wholly owned subsidiary of New Retail;

●	“WTPL” are to Webuy Travel Pte. Ltd., a wholly owned subsidiary of New Retail.

●	“WAPL” are to Webuy Advisory Pte Ltd, a wholly owned subsidiary of New Retail;

●	“WPI” are to Webuy Prime Indonesia, a 99% owned subsidiary of New Retail;

●	“WTPL” are to Webuy Travel Pte. Ltd., a wholly owned subsidiary of New Retail;

●	“TWW” are to PT Travel With Webuy, a 99% owned subsidiary of WTPL;

●	“Subsidiaries” are to New Retail International Pte Ltd., The Shopaholic Bear Pte Ltd., Bear Bear Pte Ltd., and PT Webuy Social Indonesia, PT Buah Kita Retail, PT Webuy Travel Indonesia, Webuy Travel Pte. Ltd., Webuy Advisory Pte Ltd, Webuy Prime Indonesia, Webuy Travel Pte. Ltd., and PT Travel With Webuy;

●	“We”, “us”, “our”, the “Company”, and “our company” are to WeBuy and its subsidiaries;

●	“WeBuy” are to WEBUY GLOBAL LTD, an exempted company with limited liability incorporated under the laws of the Cayman Islands; and

This annual report contains translations of the foreign currency amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates for our major businesses are listed below:

	December 31, 2024	December 31, 2023	December 31, 2022
Period Ended USD:Singapore Dollar (“SGD”) exchange rate	1.3669	1.3207	1.3402
Period Average USD:SGD exchange rate	1.3362	1.3426	1.3789
Period Ended USD:Indonesian Rupiah (“IDR”) exchange rate	16,268.10	15,389.35	15,604.03
Period Average USD:IDR exchange rate	15,860.43	15,233.65	14,847.64
Period Ended USD:Malaysian Ringgit (“MYR”) exchange rate	—	—	4.4014
Period Average USD:MYR exchange rate	—	—	4.3985

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

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 2. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

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

3.D. Risk Factors

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 2  of this annual report.

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

We commenced our online business in 2019 and have a limited operating history. Since inception, we have experienced rapid growth in our business. Our revenue increased from US$44,560,418 in fiscal year 2022 to US$61,686,170 in fiscal year 2023. However, in fiscal year 2024, our revenue declined to US$58,303,835 primarily due to a decrease in fruit imports in Indonesia. We have incurred operating losses every year since inception. Our business has undergone significant changes each year since its inception, including through acquisitions and the introduction of new products and services, and therefore our historical growth rate may not be indicative of future performance. We cannot assure you that we will be able to achieve similar results or grow at a similar rate as we have in the past. Growth may slow, revenue may decline and losses may increase for a number of possible reasons, some of which are beyond our control, including decreased consumer spending, greater competition, declining growth of our overall market or industry in the Asia Pacific region, negative perceptions about product quality or authenticity, fulfilment bottlenecks, sourcing difficulties, emergence of alternative business models, changes in government policies, tax policies or general economic conditions. Our limited operating history makes it difficult to evaluate our prospects and the risks and challenges we may encounter, and we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our securities could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

We have a history of losses, operating losses and negative cash flow from operating activities, and we may continue to incur losses and operating losses, and experience negative cash flow from operating activities, in the future.

We have incurred significant losses and negative cash flow from operating activities since our inception. For the year ended December 31, 2024, 2023 and 2022, we had a negative cash flow of $5,625,283, $7,160,538 and $4,117,551, respectively. We cannot assure you that we will be able to generate profits, operating profits or positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including our ability to grow and retain our buyer and seller base, our ability to secure favorable commercial terms from suppliers, our ability to spot trends in the e-commerce industry, accurately perceive our customers’ demands, and manage our product mix accordingly and our ability to expand our new lines of business and offer value-added services with higher profit margins. In addition, we intend to continue to invest heavily in the foreseeable future in order to grow our business in the Asia Pacific e-commerce market. As a result, we believe that we may continue to incur losses for some time in the future.

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

On December 16, 2024, the Company a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 4,200,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. On December 20, 2024, the Company issued 4,200,000 Class A ordinary shares under 2024 Plan to certain employees of the Company as compensation for their continued service in the Company.

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

Risks Relating to Our Securities

An active trading market for our Class A ordinary shares may not be maintained and the trading price for our Class A ordinary shares may fluctuate significantly.

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

Our Chairman, Chief Executive Officer and controlling shareholder, Mr. Bin Xue through him as well as GBUY GLOBAL LTD and WEBUY TALENT LTD, indirectly controls approximately 59.36% of our issued and outstanding ordinary shares.

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

Our Chairman Mr. Bin Xue is deemed to beneficially hold 141,578 Class B ordinary shares, which represents 59.36% in voting power of our issued and outstanding shares. Accordingly, the Company is a “controlled company” under applicable Nasdaq listing standards, and we expect to continue to be a controlled company after the Offering. We may rely, on certain exemptions from corporate governance rules, on including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. In the event that we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

4.B. Business Overview

We are an emerging SEA community e-commerce retailor with dual focus on grocery and travel. Our approach to electronic commerce (“e-commerce”) encompasses an extensive array of online commercial activities, including but not limited to, sales and purchases of products or services, supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems.

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

In May 2022, leveraging our established community ties, we strategically diversified our offerings by introducing innovative travel services, tapping into rising regional demand post-pandemic. Our travel products include group tours, cruises, and flexible free-and-easy packages.

In December 2024, we deepened our travel technology focus with the launch of Micky1.0, our proprietary Travel AI assistant available via WhatsApp. Micky1.0 provides users with instant, intelligent travel support—delivering real-time package recommendations, quotes, weather forecasts, and itinerary planning tools in multiple languages (e.g., English, Malay, Chinese). This AI tool is designed to serve as a virtual travel agent, combining ease-of-use with personalized experiences and strengthening our leadership in digital travel planning.

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

On the other hand, sales commissions are only available to Group Leaders in “Assets” form, which can be used to either offset further purchases or transfer out as cash to their bank accounts. Sales commission earned by Group Leaders are earned through their work in promoting the Webuy products to their community. Group Leaders receive sales commission as a percentage of products sales made by customers in their community. Every product will have different percentage of products sales as sales commission depending on the products margin, usually in the range of 6% to 20%. The Company incurred a sales commission of $693,769 and $868,556 for the years ended December 31, 2024 and 2023   respectively.

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

We believe that one of the distinguishing aspects of our platform is the wide range of products and services offered. As of the date of this prospectus, we have offered 1000 products from 40 different brands and 20 countries. Our services include the following three main categories, namely, (i) the sale of produce, (ii) the sale of associated lifestyle needs, such as the sale of dining vouchers, household items, beauty products and repair services, and (iii) sale of travel packages including cruises, group tours, and flexible free-and-easy options. Our Group Leaders also serve as a key feedback channel through which we tailor pricing strategies and product offerings, including for our travel products.

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

In December 2024, we launched Micky1.0, our proprietary Travel AI assistant available via WhatsApp. Micky1.0 empowers users to receive real-time answers to travel-related queries, offering intelligent support such as itinerary recommendations, up-to-date weather reports, package comparisons, hotel and flight bookings, and destination insights — all in multiple languages and formats (text or voice). This launch marked a technological milestone in our commitment to elevate the user experience across verticals, allowing customers to plan and manage their travel needs with the same convenience as grocery shopping on our platform.

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

This integration extends to our travel vertical, where Group Leaders assist with awareness-building, customer onboarding, and gathering community interest in seasonal deals. Through Micky1.0, we reduce friction in the travel planning process by automating information flow, quotations, and preliminary travel inquiries — thereby lowering the operational burden on Group Leaders while providing customers with instant access to professional-level assistance.

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

Our expansion into travel services, and now travel AI, underscores our broader mission: to simplify and enrich our users’ lives through tech-enabled, community-driven commerce.

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

Payment Procedures

At checkout, users can choose from a number of different payment methods, such as PayNow, credit/debit card, or UnionPay. Once the payment method is confirmed, users can click on “confirm” and go to checkout page, where all necessary information, such as credit card numbers, can be provided. Once the payment is made, users will be able to review order details and payment status to see whether the payment was successfully made.

Payment and Shipment

Users can manage all their orders under “My Orders” on the “Me” page on our platform. For example, orders of unpaid or failed payment will be shown under To Pay List, and by clicking on the order, the users can proceed to pay or cancel the orders.

Order Cancellation

Our users are free to cancel unpaid orders or orders that are still under “to-be-shipped” status. After the order is cancelled, the order status will be shown as closed and refund will be transferred to the user’s original method of payment.

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

In line with our people-centric objectives, Webuy is the first e-commerce player in SEA to offer an instant refund guarantee policy, in that our customers can issue a refund request within 48 hours within receiving their products and receive a refund immediately through the e-wallet. However, despite the flexible refund policy, we have managed to maintain a low refund rate with our Group Leaders acting as “gate keepers”. The Group Leaders will actively monitor if refunds of their community members are reasonable as a high refund rate adversely affects their commission. The Group Leaders take a personalized approach by proactively resolving concerns or clarifying expectations, which reinforces trust within the community. This customer-centric framework also extends to our travel vertical, where Group Leaders and Micky1.0 collectively support users in planning and booking with confidence.

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

We also offer travel packages, including cruises, group tours, and free-and-easy options which may consist of just air tickets and hotel bookings. We have direct tie-ups with cruise operators, certain airlines, and a major business-to-business (B2B) hotel supplier. To enhance accessibility and support, we launched Micky1.0, our AI-powered travel assistant on WhatsApp, which enables customers to instantly obtain package options, travel quotes, and destination recommendations in real-time. This tool complements our platform and storefront offerings, providing a tech-enabled, customer-friendly channel for personalized travel planning.

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

Our Services and Value to Suppliers

Our suppliers benefit from our wide customer reach and high sales volume on our Webuy platform. We provide additional value-added services such as market analysis, and online marketing services through the short videos review features.

The large scale of our business enables us to collate comprehensive data to better understand and cater to our customers’ needs and predict sales volume in the near future based on customer preference and recent trends. The in-app communication channel allows customers to communicate their unique preferences and taste, giving suppliers the ability to provide personalized products and services in response to different customers’ needs. This applies across all verticals, including travel.

We extended our “group purchase” model beyond conventional merchandise to the travel industry, in recognition of the rising demand for travel post-pandemic. In addition to offering traditional packages such as cruises and free-and-easy options, we launched Micky1.0, our proprietary Travel AI assistant available on WhatsApp. This tool delivers real-time package recommendations, price quotes, itinerary suggestions, and destination insights, enhancing the overall customer experience while allowing travel partners and suppliers to reach users more directly and efficiently. By collecting data on user preferences and trip types, Micky1.0 also enables smarter product placement and supplier targeting.

The growing interest in travel is expected to continue. The market size of the travel and tourism industry in Southeast Asia grew steadily from US$20.2 billion in 2016 to US$24.7 billion in 2019, largely driven by rising outbound travel from the region, especially among younger populations. The COVID-19 pandemic led to a temporary decline, but both domestic and international travel demand have resurged with the easing of restrictions. Government initiatives, such as the ASEAN Tourism Strategic Plan 2016–2025, are further supporting industry recovery and growth. The market is expected to reach US$35.8 billion by 2026, at a CAGR of 12.3%, presenting a significant opportunity for Webuy and its travel suppliers to capture increasing demand.

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

General Shareholders Meetings

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

On December 18, 2024, the Company held an annual shareholder meeting (the “AGM”) and effected a share consolidation of the Company’s issued and unissued ordinary shares be approved at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40), at a ratio to be later determined by the Board. On January 16, 2025, the Board approved a share consolidation at a ratio of one (1)-for-forty (40), resulting in a change of the Company’s share capital from US$10,100 divided into 260,000,000,000 ordinary shares, of a par value of US$0.000000385 each, was redesignated into (a) 259,950,000,000 Class A ordinary shares and (b) 50,000,000 Class B ordinary shares to US$100,100 divided into 6,500,000,000 shares of a nominal or par value of US$0.0000154 each in the share capital of the Company divided into 6,498,750,000 class A ordinary shares of a nominal or par value of US$0.0000154 each and 1,250,000 class B ordinary shares of a nominal or par value of US$0.0000154 each.

On March 31, 2025, the Company held an EGM and effected a share consolidation of the Company’s issued and unissued ordinary shares at a ratio of one (1)-for-three (3), resulting in a change of the Company’s share capital from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each.

As of the date of this Annual Report, the reverse stock splits mentioned above have been implemented. For this report, unless noted otherwise, all figures are based on the shares outstanding as of December 31, 2024.

Adoption of Share Incentive Plan

On December 16, 2024, the Company a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 4,200,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. On December 20, 2024, the Company issued 4,200,000 Class A ordinary shares under 2024 Plan to certain employees of the Company as compensation for their continued service in the Company.

Convertible Debenture

On July 26, 2024, the Company entered into a securities purchase agreement with an accredited investor (the “Investor”) to place a Senior Secured Convertible Note (the “Note”) with a maturity date of 24 months after the issuance thereof in the aggregate principal amount of up to $2,400,000 (the “Transaction”), provided that in case of an event of default, the maturity date of the Note may be accelerated and be immediately due and payable. In addition, the Company paid to the Investor a $70,000 commitment fee at the closing.

The Investor may convert the Note in its sole discretion to Company’s Class A ordinary shares at $0.213, or 150% of the VWAP of the Class A ordinary shares on the trading day preceding the Note issuance, provided that the conversion price may not be less than $0.029 (the “Floor Price”). The Investor may not convert any portion of a Note if such conversion would result in the Investor beneficially owning more than 4.99% (the “Maximum Percentage”) of Company’s then issued and Class A ordinary shares, provided, if at any time after the date hereof the Investor beneficially owns in excess of 4.99% of the Class A ordinary shares in the Company that is registered under the 1934 Act or exempt from the registration and qualification requirements under the 1933 Act, then the Maximum Percentage shall automatically increase to 9.99%.

As of the date of this Annual Report, the Company has a remaining balance of $900,000 on the Note.

Registered Direct Offering

On December 16, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 5,372,792 shares of Class A ordinary shares of the Company, par value $0.000000385 per share (the “Shares”), at a purchase price of $0.1756 per share; and (ii) pre-funded warrants to purchase up to 15,640,447 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $$0.1755 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The Registered Direct Offering closed on December 17, 2024. The Company received approximately $3.7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-283356), previously filed and declared effective by the SEC on December 3, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 16, 2024.

On December 16, 2024, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with D. Boral Capital LLC (“DBC” or the “Placement Agent”), pursuant to which the Company engaged DBC as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Registered Direct Offering in an amount not to exceed $180,000. Furthermore, the Placement Agent was granted a right of first refusal for a period of six (6) months from the closing date of the Registered Direct Offering.

Nasdaq Trading Suspension and Appeal

On January 26, 2024, WEBUY GLOBAL LTD (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Continued Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 25, 2024, to regain compliance with the Rule. Subsequently, on July 25, 2024, the Company was provided an additional 180 calendar day compliance period, or until January 21, 2025, to demonstrate compliance.

On January 22, 2025, the Company received a letter from the Listing Qualifications Department of the Nasdaq regarding the Company’s failure to regain compliance with Listing Rule 5550(a)(2), which results in a Staff Delisting Determination under Rule 5810(3)(A)(ii). The trading of the Company’s Class A ordinary shares will be suspended at the opening of business on January 29, 2025.

On January 22, 2025, Webuy received a delisting notice from Nasdaq due to non-compliance with the $1.00 minimum bid price requirement. Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s stock on January 31, 2025. As a result, Webuy’s shares are currently trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

To regain its Nasdaq listing, the Company has formally appealed the decision and presented its compliance plan at a hearing on February 27, 2025.

On March 21, 2025, the Panel granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company must demonstrate compliance by May 2, 2025, and provide prompt notification of any significant developments affecting its status.

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

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Date	Percentage Ownership	Parent Company
New Retail International Pte. Ltd.	Singapore	November 23, 2018	100%	WEBUY GLOBAL LTD
The Shopaholic Bear Ltd.	Singapore	April 6, 2021	100%	New Retail International Pte. Ltd.
Bear & Bear Pte. Ltd.	Singapore	November 2, 2021	100%	New Retail International Pte. Ltd.
PT Webuy Social Indonesia	Indonesia	May 5, 2020	95%	New Retail International Pte. Ltd.
Webuy Travel Pte. Ltd.	Singapore	November 15, 2022	100%	New Retail International Pte. Ltd.
PT Buah Kita Retail	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
PT Webuy Travel Indonesia	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
Webuy Advisory Pte. Ltd.	Singapore	February 2, 2024	100%	New Retail International Pte. Ltd.
PT Webuy Prime Indonesia	Indonesia	October 16, 2024	99%	New Retail International Pte. Ltd
PT Travel With Webuy	Indonesia	September 23, 2024	99%	Webuy Travel Pte. Ltd.

Below is a chart illustrating our corporate structure:

4.D. Property, Plant and Equipment

Intellectual Property

As of the date of this annual report, we have not registered any intellectual property rights.

Lease commitments

Our principal executive office is situated in Tampines, Singapore, which also doubles as a warehouse space. We have entered into a lease agreement which will expire on March 31, 2028. The premises is located at 35 Tampines Street 92 Singapore 528880 with floor area of 8,931 square meters. The total of the current monthly rent of this premises is $55,700.

As part of our travel agency operations, WeBuy Travel Pte Ltd maintains two leased office units located at 101 Upper Cross Street, People’s Park Centre, #02-27 and #02-29, Singapore 058357. Each unit has a floor area of 454 square feet. Unit #02-27 is currently leased at a monthly rent of $4,116 and the lease will expire on May 9, 2026. The lease for unit #02-29 is currently leased at a monthly rental of $4,865 and the lease will expire on June 14, 2025. Both premises serve as operational bases for our travel agency service.

In Indonesia, we recently leased a five-floor office space with approximately 90 square meters on September 29, 2023, located in Mall of Indonesia, Jalan Boulevard Barat Raya Blok I No. 19, Kelapa Gading, Jakarta. The total rental value is IDR 550,000,000, and the lease will expire on September 28, 2025.

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

In May 2022, leveraging our established community ties, we strategically diversified our offerings by introducing innovative travel services, tapping into rising regional demand post-pandemic. Our travel products include group tours, cruises, and flexible free-and-easy packages.

In December 2024, we deepened our travel technology focus with the launch of Micky1.0, our proprietary Travel AI assistant available via WhatsApp. Micky1.0 provides users with instant, intelligent travel support—delivering real-time package recommendations, quotes, weather forecasts, and itinerary planning tools in multiple languages (e.g., English, Malay, Chinese). This AI tool is designed to serve as a virtual travel agent, combining ease-of-use with personalized experiences and strengthening our leadership in digital travel planning.

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

5.A. Operating Results.

The following table sets forth certain operational data for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
	USD	USD	USD
Revenues	$58,303,835	$61,686,170	$44,560,418
Cost of revenues	(54,037,826)	(56,543,663)	(40,808,849)
Gross profit	4,266,009	5,142,507	3,751,569
Operating expenses
Selling and distribution expenses	(2,595,820)	(2,562,980)	(4,124,601)
General administrative expenses	(9,831,672)	(7,732,833)	(5,730,142)
Share-based compensation	(630,000)	—	(1,266,890)
Loss from operations	(8,791,483)	(5,153,306)	(7,370,064)

Other (expense) income
Other income	2,614,863	284,992	127,229
Gain on disposal of subsidiaries	—	—	825,153
Finance costs	(598,799)	(294,140)	(283,521)
Total other (expense) income, net	2.016,064	(9,148)	668,861

Loss before income taxes	(6,775,419)	(5,162,454)	(6,701,203)
Income taxes	—	—	—
Net loss	$(6,775,419)	$(5,162,454)	$(6,701,203)

Comparison of Years Ended December 31, 2024 and 2023

Revenues

For the years ended December 31, 2024 and 2023 we derived our revenues primarily from the sale of groceries through our online platform, the Webuy App and the sale of packaged tour. Our breakdown of revenues in terms revenue stream and geographical locations for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	Years Ended December 31,				Change
	2024	%	2023	%	(%)
	USD		USD
Sales of groceries – Singapore	$7,537,372	12.9	$10,848,938	17.6	(30.5)
Sales of groceries – Indonesia	35,971,758	61.7	36,176,148	58.6	(0.5)
Packaged-tour – Singapore	13,273,433	22.7	14,661,084	23.8	(9.5)
Packaged-tour – Indonesia	1,515,946	2.6	—	—	100
Others	5,326	0.1	—	—	100
Total revenues	$58,303,835	100.0	$61,686,170	100.0	(5.5)

Total revenue decreased by approximately $3.38 million or 5.5% to approximately $58.3 million for the year ended December 31, 2024, from approximately $61.69 million for the year ended December 31, 2023. The revenue decline was primarily due to a drop in sales of groceries in Singapore and a slight reduction in sales from Indonesia, as well as a decline in revenue from our packaged tour services in Singapore.

Our Singapore grocery segment experienced a decline of 30.5%, with revenue dropping from $10.85 million in 2023 to $7.54 million in 2024. This reflects growing market competition and a shift in consumer spending patterns.

In Indonesia, sales of groceries remained relatively stable, showing a marginal decrease of 0.5% from $36.18 million in 2023 to $35.97 million in 2024. Despite the near-flat performance, the market was impacted by temporary regulatory bottlenecks in fruit import licensing during key seasonal periods, such as the Lunar New Year, which affected availability and fulfillment.

Packaged tour services in Singapore saw a decline of 9.5%, from $14.66 million in 2023 to $13.27 million in 2024. This decrease followed an exceptionally strong performance in 2023 and reflects normalization of post-pandemic travel demand.

We also began generating revenue from new business segments in 2024, including our packaged tours in Indonesia, which contributed $1.52 million. These additions mark initial progress in our strategy to diversify our revenue streams across regions and services.

While the overall revenue slightly contracted, the diversification into new markets and service lines positions us for potential recovery and future growth, provided macroeconomic and regulatory conditions stabilize.

Cost of revenues

Cost of revenue for the years ended December 31, 2024 and 2023 was approximately $54.04 million and $56.54 million, respectively, representing a decrease of approximately 4.4%. This reduction reflects improvements in inventory control and a partial normalization of logistics and fulfillment activities following a period of high import volumes in 2023.

In FY2024, direct costs for packaged tours amounted to $12.63 million, down from $13.29 million in FY2023, in line with the slightly lower revenue from travel services. Changes in inventory decreased to $40.54 million from $42.58 million, reflecting a more efficient procurement process and tighter inventory turnover management in our grocery operations, particularly in Indonesia.

Direct labor costs remained stable at $0.35 million in FY2024 compared to $0.42 million in FY2023, reflecting continued efforts to streamline workforce operations. Packing and handling expenses were $0.15 million in FY2024, down from $0.25 million in FY2023, due to warehouse process optimization and cost-saving measures in logistics.

Overall, the slight decline in total cost of revenues, despite inflationary pressures and ongoing expansion efforts, demonstrates our ability to enhance operational efficiency and adapt our cost structure to current market demands.

Our breakdown of cost of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	Year Ended December 31,
	2024	2023
	USD	USD
Changes in inventory	$40,899,628	$42,581,856
Direct labor	354,112	417,734
Packing and handling	151,984	249,453
Direct costs for packaged-tour	12,632,102	13,294,620
Total costs of revenue	54,037,826	56,543,663

Gross profit

Gross profit for the year ended December 31, 2024 was approximately $4.27 million, down 17% from $5.14 million in 2023, mainly due to a 5.5% drop in revenue and softer performance from our Singapore grocery and travel segments. While total cost of revenues decreased by 4.4% through improved inventory management and streamlined logistics, these savings were not enough to offset the decline in sales. Despite the dip, our gross margin remained resilient, supported by cost control measure, positioning us for future margin recovery as demand rebounds

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and share-based compensation.

Selling and distribution expenses

Selling and distribution expenses for the years ended December 31, 2024 and 2023 amounted to approximately $2.60 million and $2.56 million, respectively, representing a slight increase of approximately $0.04 million or 1.3%.

The increase was primarily due to the addition of new cost components arising from our business expansion into offline retail and digital distribution channels during the year ended December 31, 2024. In particular, we incurred approximately $0.10 million in rental expenses for our new offline fruit stores, a business activity not present in the prior year. In addition, we started to fulfill online orders via third-party platforms such as Grab, resulting in the recognition of commission expenses of approximately $6,000, which were not incurred in 2023. Depreciation expenses of approximately $0.02 million were also recorded, reflecting capital investment in fixtures and equipment for the offline stores.

These increases were partially offset by a reduction in delivery fees and a decrease in staff remuneration expenses of approximately $0.15 million for the year ended December 31, 2024, due to cost optimization efforts. Other cost items remained relatively stable year over year.

General and administrative expenses

General administrative expenses for the years ended December 31, 2024 and 2023 amounted to approximately $9.83 million and $7.73 million, respectively, representing an increase of approximately $2.1 million or 27.1%. The increase was primarily due to higher professional fees of approximately $1.06 million, mainly attributable to legal and advisory costs incurred in connection with funding activities, as well as an increase in exchange loss of approximately $0.50 million resulting from fluctuations in the Indonesian Rupiah. Depreciation expenses rose by approximately $0.29 million, while amortization increased by approximately $0.20 million due to application development. Rental expenses also increased by approximately $0.18 million, driven by progressive rental rate adjustments. These increases were partially offset by a reduction in staff remuneration of approximately $0.17 million as part of ongoing cost optimization efforts.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $0.63 million, $nil and $1.27 million for the year ended December 31, 2024, 2023 and 2022.

No shares were granted nor issued during the year ended December 31, 2023. In fiscal year 2024, a total of 2,100,000 shares were granted, recorded at par value, as part of the company’s equity incentive efforts to align long-term interests with key personnel.

Other (Expense) Income, net

Net other income for the year ended December 31, 2024 amounted to approximately $2.02 million, compared to a net expense of approximately $0.00 million in 2023, representing an improvement of approximately $2.03 million. The increase was primarily driven by higher other income of approximately $0.80 million, largely attributable to an increase in storage income. Interest income also rose significantly by approximately $1.18 million, mainly due to interest earned from a promissory note. The Company recognized a reversal of previously recorded accounts payable due to credit note received from supplier amounting to $0.57 million which captured as other income. These gains were partially offset by an increase in loan interest expense of approximately $0.06 million, primarily related to convertible loan note expenses incurred during the year, and an increase in interest expense of approximately $0.11 million, due to interest incurred from funding activities.

Income Tax Expense

We conducted our businesses in Singapore and Indonesia and are subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expenses as we did not have taxable profits for the years ended December 31, 2024 and 2023.

Net Loss

During the year ended December 31, 2024, we incurred a net loss of approximately $6.78 million, compared to approximately $5.16 million for the year ended December 31, 2023. The increase in net loss was primarily driven by higher professional fees and interest expenses associated with funding activities undertaken during the year and share-based compensation expenses, which were not incurred in the prior year. Despite the full-year loss, the Company achieved a minimal profit in the last quarter of 2024, reflecting the early results of our cost control measures and improving operational efficiency.

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

Inflation

Our operating results for 2024 were negatively affected by the recent inflationary cost pressures. The higher operating costs including higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and strategic pricing adjustments to preserve margins and maintain competitiveness.

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

5.B. Liquidity and Capital Resources.

As of December 31, 2024, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

●	In January 2025, the Company received a non-binding offer for an equity line of credit of up to US$20 million over a 36-month period. The proposed facility would provide the Company with flexibility to raise capital by issuing shares at pricing based on market conditions. As of the date of this report, the agreement has not yet been executed, but management is actively progressing discussions and aims to finalize the arrangement.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net cash used in operating activities	(6,987,201)	(7,160,538)	(4,117,551)
Net cash used in investing activities	(944,371)	(4,588,659)	(1,139,058)
Net cash provided by financing activities	6,339,577	15,529,005	5,351,984
Net increase/(decrease) in cash and cash equivalents	(1,591,995)	3,779,808	95,375
Effect of exchange rate changes on balance of cash held in foreign currencies	346,426	59,576	(80,259)
Cash and cash equivalents at the beginning of the year	5,393,848	1,554,464	1,539,348
Cash and cash equivalents at the end of the year	$4,148,279	$5,393,848	$1,554,464

Cash used in operating activities

For the year ended December 31, 2024, net cash used in operating activities amounted to approximately $6.99 million, primarily resulting from the net loss of approximately $6.78 million, adjusted for non-cash items and changes in working capital. Non-cash adjustments included amortization of intangible assets of approximately $0.74 million, depreciation of leasehold improvements and right-of-use assets of approximately $0.51 million, provision for expected credit loss on accounts receivable of approximately $0.26 million, non-cash lease costs of approximately $0.48 million, and non-cash interest income of approximately $1.2 million. Changes in working capital included a decrease in inventories of approximately $0.62 million and an increase in accounts receivable of approximately $5.73 million, an increase in prepaid expenses and other assets of approximately $0.87 million, and a decrease in operating lease liabilities of approximately $0.45 million. These were partially offset by an increase in accounts payable of approximately $4.95 million, an increase in deferred revenue of approximately $0.49 million, an increase in other current liabilities of approximately $2.44 million, and a slight increase in amount due from/to related parties of approximately $0.03 million.

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

Cash used in investing activities

For the year ended December 31, 2024, net cash used in investing activities amounted to approximately $0.94 million, primarily due to the purchase of leasehold improvements and equipment of approximately $0.35 million to support facility upgrades and the purchase of intangible assets of approximately $0.659million. There were no acquisitions of intangible assets or proceeds from the disposal of investments or subsidiaries during the year.

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

Cash provided by financing activities

For the year ended December 31, 2024, net cash provided by financing activities amounted to approximately $6.34 million. This was primarily attributable to proceeds from the issuance of ordinary shares of approximately $5.04 million and proceeds from the issuance of convertible notes of approximately $2.00 million. In addition, the Group obtained a term loan of approximately $0.52 million. These cash inflows were partially offset by the repayment of loan payables amounting to approximately $1.22 million. There were no cash flows from the issuance of SAFE notes, disposal of subsidiaries, or capital contributions from non-controlling interests during the year.

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

5.C. Research and Development, Patent and Licenses, etc.

We did not incur research and development expenses during the year ended December 31, 2024. There is no intellectual property owned by the Company at this moment.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bin Xue	43	Chief Executive Officer, Chairman of the Board and Director
Ai Lian Phang	42	Chief Financial Officer
Lei Liu	43	Chief Technology Officer
Michelle Ting Ting Tan	31	Chief Operating Officer, Director
William Tat-Nin Chang(1)(2)(3)	69	Independent Director, Chair of Nominating and Compensation Committee
Fangqin Lin(1)(2)(3)	55	Independent Director, Chair of Audit Committee
Lizhi Qiao(1)(2)(3)	42	Independent Director

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

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024 and 2023.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2024	80,827	-	-	-	80,827
Chief Executive Officer	2023	67,032	-	-	-	67,032

Ai Lian Phang	2024	80,827	-	-	-	80,827
Chief Financial Officer	2023	73,738		-	804	74,542

Lei Liu	2024	-	-	-	-	-
Chief Technology Officer	2023	51,123	-	-	-	51,123

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

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2024 and 2023:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2024	-	-	-	-	-
Chairman of the Board(1)	2023	-	-	-	-	-

Michelle Ting Ting Tan	2024	-	-	-	-	-
Director	2023	-	-	-	-	-

Fangqin Lin(2)	2024	20,581	-	-	-	-
Independent Director and Chairwoman of Audit Committee	2023	-	-	-	-	-

William Tat-Nin Chang	2024	22,452	-	-	-	22,452
Independent Director and Chairman of Compensation and Nominating Committee	2023	4,486	-	-	-	4,486

Lizhi Qiao	2024	14,968	-	-	-	14,968
Independent Director	2023	2,990	-	-	-	2,990

Lixia Tu(3)	2024	-	-	-	-	-
Former Independent Director	2023	3,738	-	-	-	3,738

(1)	Bin Xue has been the Chief Executive Officer and the Chairman of the Board since inception. Mr. Xue received an annual salary for his service as the CEO and does not receive any compensation as a director.

(2)	Fangqin Lin was appointed as an Independent Director, effective February 1, 2024.

(3)	Lixia Tu was appointed as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective October 17, 2023. Ms. Tu resigned as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee, effective December 14, 2023.

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

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2024 and 2023:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2024	-	-	-	-	-
Chairman of the Board(1)	2023	-	-	-	-	-

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

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. For the fiscal years ended December 31, 2024 and 2023, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

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

6.D. Employees

As of December 31, 2024 we had 174 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Function	Number of Employees
Management	11
Accounts and Finance	15
Customer Management and Administration	7
Information Technology	2
Warehouse Labor	17
Others	122
Total	174

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

As of the date of this report, the Company is authorized to issue 2,166,250,000 Class A ordinary shares of $0.0000462 par value per share and 416,666.6̅6̅6 Class B ordinary shares of $0.0000462 par value per share. The number and percentage of ordinary shares beneficially owned are based on 602,283 Class A ordinary shares of $0.0000462 par value per share and 178,296 Class B ordinary shares of $0.0000462 par value per share issued and outstanding as of the date of this report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. As of the date hereof, we have 16 registered shareholders of record of Class A ordinary shares and 3 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Bin Xue, Chief Executive Officer and Chief Strategy Officer(1)	-	0%	141,578	79.41%	1,415,830	59.36%
Ai Lian Phang, Chief Financial Officer	-	0%	-	0%	-	0%
Lei Liu, Chief Technology Officer(1)	-	0%	-	0%	-	0%
Michelle Ting Ting Tan, Secretary of the Board(2)	-	0%	5,990	3.36%	59,900	2.51%
Fangqin Lin, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
William Tat-Nin Chang, Independent Director and Chairman of Compensation and Nominating Committees	-	0%	-	0%	-	0%
Lizhi Qiao, Independent Director	-	0%	-	0%	-	0%
All directors and executive officers as a group (7 persons)	-	0%	147,568	82.77%	1,475,680	61.87%

5% Beneficial Owners:
GBUY GLOBAL LTD(3)	-	0%	142,134	71.42%	1,421,340	59.58%
WEBUY TALENT LTD(4)	-	0%	35,577	0%	355,770	14,92%

(1)	Bin Xue holds 105,421 and 35,577 Class B ordinary shares and 74.17% and 100% equity interest, through GBUY GLOBAL LTD and WEBUY TALENT LTD, respectively. Bin Xue is the sole director of GBUY GLOBAL LTD and WEBUY TALENT LTD, has the power to direct the voting and disposition of the ordinary shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD, and may be deemed the beneficial owner of all ordinary shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD.
(2)	Michelle Ting Ting Tan holds 5,990 shares and 4.21% equity interest in GBUY GLOBAL LTD.
(3)	Represents 142,134 Class B ordinary shares held by GBUY GLOBAL LTD, which is beneficially owned and controlled by Bin Xue and its current registered address located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(4)	Represents 35,577 Class B ordinary shares held by WEBUY TALENT LTD, which is beneficially owned and controlled by Bin Xue and its current registered address is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

The transactions amount due to directors are as of the following:

	2024	2023	2022
Beginning of the years January 1	$25,929	$25,336	$68,786
Advances for operation and administration expenses	—	—	13,724
Exchange difference	(1,087)	593	—
Payments made to a director	24,842	25,929	(25,009)
Reversal of a related party payable due to disposal of a subsidiary	—	—	(32,165)
Years ended December 31	$24,842	$25,929	$25,336

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

On January 22, 2025, the Company received a letter from the Listing Qualifications Department of the Nasdaq regarding the Company’s failure to regain compliance with Listing Rule 5550(a)(2), which results in a Staff Delisting Determination under Rule 5810(3)(A)(ii). The trading of the Company’s Class A ordinary shares will be suspended at the opening of business on January 29, 2025.

On January 22, 2025, Webuy received a delisting notice from Nasdaq due to non-compliance with the $1.00 minimum bid price requirement. Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s stock on January 31, 2025. As a result, Webuy’s shares are currently trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

To regain its Nasdaq listing, the Company has formally appealed the decision and presented its compliance plan at a hearing on February 27, 2025.

On March 21, 2025, the Panel granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company must demonstrate compliance by May 2, 2025, and provide prompt notification of any significant developments affecting its status.

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

Indonesia Taxation

Under current laws and regulations in Indonesia, a company that is incorporated or domiciled in Indonesia is generally subject to corporate income tax on its worldwide income. The standard corporate income tax rate in Indonesia is 22%. Indonesia does not impose withholding tax on dividends paid to domestic shareholders; however, dividends paid to non-resident shareholders are generally subject to withholding tax at a rate of 20%, unless reduced under an applicable tax treaty.

Indonesia has entered into numerous double taxation treaties which may reduce the withholding tax rate on dividends, interest, and capital gains derived by foreign investors. To benefit from any applicable tax treaty, non-resident shareholders must comply with certain administrative requirements, including the submission of a certificate of domicile to the Indonesian tax authority.

Capital gains derived by non-resident shareholders from the sale of shares in an Indonesian company are generally subject to income tax in Indonesia. In most cases, the applicable rate is 5% of the gross proceeds from the sale, unless a lower rate is available under a tax treaty. Certain indirect transfers may also be deemed taxable in Indonesia if specific thresholds are met.

There are no exchange control restrictions on the remittance of dividends, capital, or other proceeds from Indonesia to non-residents, provided that applicable tax obligations are fulfilled. However, reporting requirements apply to foreign exchange transactions conducted through Indonesian banks or involving cross-border capital flows.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Indonesia.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024   using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

OneStop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2023 and 2022.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

OneStop Assurance PAC 's fee for the annual audit of our financial statements for the fiscal year ended December 31, 2024, 2023 and 2022 were $200,000, $220,000 and $150,000.

Audit-Related Fees

The Company has not paid OneStop Assurance PAC for audit-related services for the fiscal year ended December 31, 2024.

Tax Fees

The Company has not paid Onestop Professional Services Pte. Ltd. for tax services for the fiscal year ended December 31, 2024.

All Other Fees

The Company has not paid OneStop Assurance PAC for any other services in fiscal year ended December 31, 2024.

Audit Committee Pre-Approval Policies

All services rendered by OneStop Assurance PAC have been so approved by the Company and the Company’s audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2024.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of WEBUY GLOBAL LTD, filed as exhibit 1.1 to Form 20-F on April 15, 2024

2.3*	Description of Securities

4.1	Form of Employment Agreement, filed as exhibit 10.1 to Form F-1 filed on May 3, 2023

4.2	Form of Director Offer Letter, filed as exhibit 10.2 to Form F-1 filed on May 3, 2023

4.3	Form of Independent Director Offer Letter, filed as exhibit 10.3 to Form F-1 filed on May 3, 2023

4.4	Form of Group Leader Contract, filed as exhibit 10.4 to Form F-1 filed on May 16, 2023

4.5	Form of Supplier Sales Contract, filed as exhibit 10.5 to Form F-1 filed on May 16, 2023

4.6	Share Swap Agreement by and among New Retail and Shareholders dated August 29, 2022, filed as exhibit 10.6 to Form F-1 filed on May 16, 2023

4.7	Form of Collaboration Agreement between PT Webuy Social Indonesia and Indonesian Local Stores, filed as exhibit 10.7 to Form F-1 filed on May 16, 2023

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, filed as exhibit 99.1 to the Form F-1 filed on May 3, 2023 and incorporate by reference herein

11.2	Insider Trading Policy incorporate by reference from 20-F filed on April 15, 2024

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Onestop Assurance PAC

97.1	Compensation Recovery Policy incorporate by reference from 20-F filed on April 15, 2024

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

Date: April 22, 2025

WEBUY GLOBAL LTD

FINANCIAL STATEMENTS

TABLE OF CONTENTS

WEBUY GLOBAL LTD AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Webuy Global Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Webuy Global Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

April 22, 2025

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$4,148,279	$5,393,848
Accounts receivable	4,177,678	10,112,638
Inventories	154,092	769,584
Prepaid expenses and other assets	6,833,557	6,032,074
Note receivable	4,015,847	3,075,000
Amount due from related parties	37,556	11,807
Total current assets	19,367,009	25,394,951

Leasehold improvements and equipment, net	730,647	896,539
Right of use assets – operating lease	1,940,115	2,690,521
Intangible assets	1,109,807	1,251,180
Total Assets	$23,147,578	$30,233,191

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$6,102,417	$11,058,508
Deferred revenue	2,352,565	1,859,990
Other current liabilities	3,669,123	6,110,738
Amount due to a related party	24,842	25,929
Loans payable – current	264,177	512,435
Convertible notes payable	1,525,220	1,901,600
Operating lease liability – current	684,143	708,953
Total Current Liabilities	14,622,487	22,178,153

Loans payable – non-current	133,303	204,758
Operating lease liability – non-current	1,499,386	2,194,553
Total Liabilities	$16,255,176	$24,577,464

Commitments and contingencies	—	—

Shareholders’ Equity
Ordinary stock (260,000,000,000 shares authorized, $0.000000385 par value, 91,092,257 shares and 52,381,600* shares issued and outstanding as of December 31, 2024 and 2023, respectively)	$35	$20
Additional paid-in capital	36,953,448	29,287,795
Accumulated deficit	(30,100,945)	(23,484,274)
Accumulated other comprehensive income (loss)	271,452	(93,154)
Total Shareholders’ Equity to shareholders of Webuy Global Ltd	7,123,990	5,710,387
Deficit attributable to non-controlling interests	(231,588)	(54,660)
Total Shareholders’ Equity	6,892,402	5,655,727
Total Liabilities and Shareholders’ Equity	$23,147,578	$30,233,191

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the years ended December 31,
	2024	2023	2022
Revenues	$58,303,835	$61,686,170	$44,560,418
Cost of revenues	(54,037,826)	(56,543,663)	(40,808,849)
Gross profit	4,266,009	5,142,507	3,751,569

Operating expenses
Selling and distribution expenses	(2,595,820)	(2,562,980)	(4,124,601)
General administrative expenses	(9,831,672)	(7,732,833)	(5,730,142)
Share-based compensation	(630,000)	—	(1,266,890)
Total operating expenses	(13,057,492)	(10,295,813)	(11,121,633)

Loss from operations	(8,791,483)	(5,153,306)	(7,370,064)

Other income (expense)
Other income	2,614,863	284,992	127,229
Gain on disposal of subsidiaries	—	—	825,153
Finance costs	(598,799)	(294,140)	(283,521)
Total other income (expense), net	2,016,064	(9,148)	668,861

Loss before income taxes	(6,775,419)	(5,162,454)	(6,701,203)
Income taxes	—	—	—
Net loss	(6,775,419)	(5,162,454)	(6,701,203)
Less: Net loss attributable to non-controlling interests	158,748	16,010	40,257
Net loss attributable to shareholders of Webuy Global Ltd	$(6,616,671)	$(5,146,444)	$(6,660,946)

Net loss	$(6,775,419)	$(5,162,454)	$(6,701,203)
Foreign currency translation	346,426	(15,055)	(108,688)
Comprehensive loss	(6,428,993)	(5,177,509)	(6,809,891)
Less: Comprehensive loss attributable to non-controlling interests	176,928	13,552	37,192
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(6,252,065)	$(5,163,957)	$(6,772,699)

Basic and diluted loss per ordinary share	$(0.10)	$(0.11)	$(0.16)*

Basic and diluted weighted average number of ordinary shares outstanding	61,948,175	48,825,956	41,667,600 *

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated	Equity
	Number of Shares*	Amount ($0.000000385 par*)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	(Deficit) to Ordinary Shareholders	Non- controlling Interests	Total (Equity Deficit)
Balance as at December 31, 2021	38,402,000	$15	$10,441,123	$(11,676,884)	$36,112	$(1,199,634)	$(49,979)	$(1,249,613)
Issuance of ordinary shares through convertible notes conversion	1,040,000	—	2,920,800	—	—	2,920,800	—	2,920,800
Issuance of ordinary shares through SAFE note conversion	533,000	—	750,000	—	—	750,000	—	750,000
Issuance of ordinary shares under a subscription agreement	283,400		300,000	—	—	300,000	—	300,000
Issuance of ordinary shares to Webuy Global Ltd.’s shareholders	3,484,000	1	(1)	—	—	—	—	—
Disposal of a subsidiary (Note 15)	—	—	—	—	—	—	46,063	46,063
Share-based compensation	4,269,200	2	1,266,890	—	—	1,266,892	—	1,266,892
Net loss	—	—	—	(6,660,946)	—	(6,660,946)	(40,257)	(6,701,203)
Foreign currency translation	—	—	—	—	(111,753)	(111,753)	3,065	(108,688)
Balance as at December 31, 2022	48,011,600	$18	$15,678,812	$(18,337,830)	$(75,641)	$(2,734,641)	$(41,108)	$(2,775,749)
Issuance of ordinary shares for the initial public offering (“IPO”)	4,370,000	2	13,608,983	—	—	13,608,985	—	13,608,985
Net loss	—	—	—	(5,146,444)	—	(5,146,444)	(16,010)	(5,162,454)
Foreign currency translation	—	—	—	—	(17,513)	(17,513)	2,458	(15,055)
Balance as at December 31, 2023	52,381,600	$20	$29,287,795	$(23,484,274)	$(93,154)	$5,710,387	$(54,660)	$5,655,727

Issuance of ordinary shares through Equity Incentive Plan	1,722,159	1	299,999	—	—	300,000	—	300,000
Issuance of ordinary shares through convertible notes conversion	5,209,844	2	1,299,998	—	—	1,300,000	—	1,300,000
Issuance of ordinary shares under a subscription agreement	27,578,654	11	5,435,657	—	—	5,435,668	—	5,435,668
Share-based compensation	4,200,000	1	629,999	—	—	630,000	—	630,000
Net loss	—	—	—	(6,616,671)	—	(6,616,671)	(158,748)	(6,775,419)
Foreign currency translation	—	—	—	—	364,606	364,606	(18,180)	346,426
Balance as at December 31, 2024	91,092,257	35	36,953,448	(30,100,945)	271,452	7,123,990	(231,588)	6,892,402

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”)

	For the years ended December 31,
	2024	2023	2022
Cash Flows From Operating Activities:
Net loss	$(6,775,419)	$(5,162,454)	$(6,701,203)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	737,842	591,321	314,023
Depreciation of leasehold improvements and equipment and right of use assets	995,003	742,030	123,289
Gain on disposal of subsidiaries	—	—	(825,153)
Provision for expected credit loss on accounts receivable	128,098	520,555	44,827
Provision for expected credit loss on note receivable	263,992	—	—
Provision for expected credit loss on prepaid expenses and other assets	150,000	—	—
Share-based compensation	630,000	—	1,266,890
Non-cash lease costs	148,921	128,266	191,385
Interest income	(1,204,839)	—	—
Changes in operating assets and liabilities:
Inventories	615,492	368,954	(385,598)
Accounts receivable	5,806,862	(8,109,852)	(2,625,580)
Prepaid expenses and other assets	(951,484)	(4,782,202)	(80,092)
Operating lease liability	(599,701)	(295,416)	(177,779)
Accounts payable	(4,956,091)	5,564,165	3,689,193
Deferred revenue	492,575	823,874	657,938
Other current liabilities	(2,441,616)	2,457,509	415,288
Amount due from/to related parties	(26,836)	(7,288)	(24,979)
Net Cash used in Operating Activities	(6,987,201)	(7,160,538)	(4,117,551)

Cash Flows From Investing Activities:
Purchase of intangible assets	(596,469)	(890,377)	(853,049)
Purchase of leasehold improvements and equipment	(347,902)	(698,282)	(286,009)
Purchase of a promissory note	—	(3,000,000)	—
Net Cash used in Investing Activities	(944,371)	(4,588,659)	(1,139,058)

Cash Flows From Financing Activities
Disposal of subsidiaries	—	—	(8,867)
Proceeds from issuance of ordinary shares	5,035,670	15,543,750	300,000
Proceeds from issuance of convertible notes	2,000,000	1,489,200	3,333,200
Proceeds from issuance of SAFE note	—	—	750,000
Proceeds from term loan	521,730	—	1,923,179
Repayment of loan payables	(1,217,823)	(1,503,945)	(945,528)
Net Cash provided by Financing Activities	6,339,577	15,529,005	5,351,984

Effect of Exchange Rate Changes on Cash	346,426	59,576	(80,259)

Net changes in cash	(1,245,569)	3,839,384	15,116
Cash at beginning of the year	5,393,848	1,554,464	1,539,348
Cash at end of the year	$4,148,279	$5,393,848	$1,554,464

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$467,633	$294,140	$283,521
Cash paid for taxes	$—	$—	$—

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of convertible notes into ordinary shares	$1,300,000	$—	$2,920,800
Conversion of SAFE note into ordinary shares	$—	$—	$750,000

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

Since May 2022, the Company has successfully expanded into the travel sector by introducing group tours, cruises, and free-and-easy travel packages tailored to post-pandemic demand, leveraging our existing community networks. In December 2024, we launched Micky1.0, our proprietary AI-powered travel assistant on WhatsApp, offering real-time multilingual recommendations, quotes, and itinerary planning, further enhancing the digital travel experience. In October 2023, we officially launched our Online-to-Offline (“O2O”) business model via a franchise system, combining digital engagement with physical storefronts under the Juci Jus and Buah Kita brands. These outlets offer fresh juices, fruit coffee, and curated snacks. The Company also introduced premium fruit gift series Golden 1 and the Sing Select gifting line, alongside new verticals such as NMN healthcare products, and an insurance referral program—further reinforcing our transformation into a lifestyle-driven community commerce platform.

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

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of December 31, 2024, 2023 and 2022.

Corporate Structure

Details of the Company and subsidiaries as of December 31, 2024 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	—	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Offline Retail business for “Buah Kita” brand
Webuy Advisory Pte Ltd	February 2, 2024	100%	Singapore	December 31	Management consultancy services
PT Travel With Webuy	September 23, 2024	99%	Indonesia	December 31	Sale of packaged-tour
PT Webuy Prime Indonesia	October 16, 2024	99%	Indonesia	December 31	Wholesale fruit trade

Going concern

As of December 31, 2024, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

●	In January 2025, the Company received a non-binding offer for an equity line of credit of up to US$20 million over a 36-month period. The proposed facility would provide the Company with flexibility to raise capital by issuing shares at pricing based on market conditions. As of the date of this report, the agreement has not yet been executed, but management is actively progressing discussions and aims to finalize the arrangement .

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, impairment of long-lived assets, and going concern. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash is carried at cost and represent cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore, Indonesia, Malaysia (subsidiary in Malaysia was disposed on July 27, 2022) and China (subsidiary in China was disposed on June 29, 2022) ranging from approximately $123,996 to $56,790,000 per institution. The amount in excess of government insurance as of December 31, 2024 and 2023, was approximately $3,734,049 and $4,610,723 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore and Indonesia and maintains its books and records in its local currency, Singapore Dollar (“SGD”) and Indonesia Rupiah (“IDR”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2024 and 2023, the Company recorded a provision for expected credit loss of $648,653 and $520,555 respectively.   For the years ended December 31, 2022, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

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

Share-based compensation amounted to approximately $630,000, $nil and $1.27 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Inventory

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. The Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. There is no allowance of obsolete stocks recognized for the financial years ended December 31, 2024, 2023 and 2022.

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

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

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

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt — Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging — Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares (Note 12).

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

As of December 31, 2024 and 2023, the carrying values of the Company’s financial instruments, including cash, accounts receivable and other assets, accounts payable and other current liabilities and loan payables, approximate their fair values due to the short-term nature of these instruments.

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

The revenue deferred from the previous year was fully recognized as income in the current year amounting to $1,859,990, $1,007,494 and $859,990 for the years ended December 31, 2024, 2023, and 2022, respectively.

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

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar products and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the years ended December 31,
Product/Service Type	2024	Percentage of Total Revenue	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue
Food and beverage	$31,533,800	54%	$25,716,683	42%	$14,024,908	32%
Fresh produce	11,949,010	20%	19,375,772	31%	21,254,818	48%
Lifestyle and other personal care items	26,320	1%	1,932,630	3%	2,846,407	6%
Packaged-tour	14,789,379	24%	14,661,085	24%	6,434,285	14%
Others	5,326	1%	—	—	—	—
Total	$58,303,835	100%	$61,686,170	100%	$44,560,418	100%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the years ended December 31,
Product/Service Type	2024	Percentage of Total Revenue	2023	Percentage of Total Revenue	2022	Percentage of Total Revenue
Singapore	$20,816,131	36%	$25,254,134	41%	$24,786,700	55%
Indonesia	37,487,704	64%	36,432,036	59%	19,541,277	44%
Malaysia	—	—%	—	—%	232,441	1%
Total	$58,303,835	100%	$61,686,170	100%	$44,560,418	100%

During the years ended December 31, 2024, 2023 and 2022, all revenues were generated from third parties.

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

For the years ended December 31, 2024, 2023 and 2022, respectively, the restricted stock units were excluded from the computation of diluted net loss per share as the result was anti-dilutive.

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

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Note 3. Accounts receivable

	As of December 31,
	2024	2023
Trade receivables	$4,796,638	$10,631,787
Provision for expected credit loss	(648,653)	(520,555)
Exchange rate difference	29,693	1,406
	$4,177,678	$10,112,638

Note 4. Prepaid expenses and other assets

At December 31, 2024 and 2023, prepayment and other current assets consisted of the following:-

	As of December 31,
	2024	2023
Prepayment	2,011,079	$1,247,942
Advance to suppliers	2,881,581	2,349,615
Deposits	1,159,683	1,107,788
Other receivables	929,530	1,326,729
Provision for expected credit loss	(150,000)	—
Exchange rate difference	1,684	—
	$6,833,557	$6,032,074

The prepayment includes payments of IT services, insurance premiums, rental expenses, travel package costs and professional fees. The deposits are mainly related to equipment, office and warehouse refundable security deposit and payment service provider rolling reserves. The other receivables are mainly related to advance to employees and non-trade receivables due from third parties.

Note 5. Note receivable

On January 5, 2024, a third party issued a promissory note to the Company, pursuant to which the Company lent a principal amount of $2,500,000. The note bears interest at a fixed rate of 3.0% per month, with interest and principal payable on the maturity date, which is three business days after delivery of a redemption notice by the issuer.

As of December 31, 2024, the Company recognized interest income of $1,204,839 associated with this note.

The Company recorded a provision for expected credit loss of $263,992 based on the unsecured nature of the note and a conservative assessment of recoverability. The carrying amount of the note receivable is presented net of this provision.

Note 6. Leasehold improvements and Equipment

At December 31, 2024 and 2023, leasehold improvements and equipment consisted of the following:

	As of December 31,
	2024	2023
Motor vehicles	$339,712	$465,111
Office equipment	86,746	26,462
Furniture and fittings	46,882	17,826
Computer		43,949
Warehouse equipment	108,661	111,397
Machinery equipment	67,269	2,699
Leasehold improvements	668,524	671,539
	1,317,794	1,338,983
Accumulated depreciation	(587,147)	(442,444)
Leasehold improvements and equipment, net of accumulated depreciation	$730,647	$896,539

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Depreciation expense of leasehold improvements and equipment for the years ended December 31, 2024, 2023 and 2022 was $513,794, $742,030 and $123,289, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2024, 2023 and 2022, the Company purchased assets of $347,902, $698,282 and $286,009,   respectively.

The motor vehicles with a net carrying amount of $171,221, $281,875 and $325,331 are held under finance lease arrangements for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company has entered into a lease agreement on May 10, 2024 for an office unit located at 101 Upper Cross Street, People’s Park Centre, #02-27, Singapore 058357, with a total lease commitment of approximately $98,789 for the full lease term.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	As of December 31,
	2024	2023
Leasehold buildings	$3,611,792	$3,648,367
Accumulated amortization	(1,671,677)	(957,846)
ROU assets, net of accumulated amortization	$1,940,115	$2,690,521

	For the years ended December 31,
	2024	2023	2022
Operating lease cost:
Operating lease costs	$148,921	$114,694	$283,521
Short-term lease costs	497,785	246,489	362,665
	$646,706	$361,183	$646,186

Supplemental cash flow information:
Operating cash flows from operating leases	$450,780	$295,416	$177,779
Right-of-use obtained in exchange for new operating lease liabilities	91,718	3,045,610	61,022
Weighted-average remaining lease term (years):
Operating leases	3.12	5.04	1.33

As of December 31, 2024 and 2023, the weighted-average discount rate for operating leases was 6.0% and 6.0%, respectively.

Operating leases
Years Ended December 31,
2025	$790,026
2026	695,623
2027	693,249
2028	207,975
Total operating lease payment	2,386,873
Less: Imputed interest	(203,343)
Present value of operating lease liabilities	2,183,529

Operating lease liabilities – current	$684,143
Operating lease liabilities – non-current	$1,499,386

Note 8. Intangible assets

At December 31, 2024 and 2023, intangible assets consisted of the following:

	As of December 31,
	2024	2023
Software	$77,594	$73,494
Application development	2,792,117	2,199,748
	2,869,711	2,273,242
Accumulated amortization	(1,759,904)	(1,022,062)
Intangible assets, net of accumulated amortization	$1,109,807	$1,251,180

Based on the carrying value of definite-lived intangible assets as of December 31, 2024, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Years Ended December 31,
2025	$650,002
2026	364,707
2027	95,098
Total amortization expense	$1,109,807

Amortization expense of intangible assets for the years ended December 31, 2024, 2023 and 2022 was $737,842, $591,321 and $314,023, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2024, 2023 and 2022, the Company acquired intangible assets of $596,469, $890,377 and $853,049, respectively.

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Note 9. Other current liabilities

At December 31, 2024 and 2023, other current liabilities consisted of the following:

	As of December 31,
	2024	2023
Accrued expenses	$793,873	$674,949
Advance from customers	147,849	3,434,075
Other payables	2,727,401	2,001,714
	$3,669,123	$6,110,738

Accrued expenses mainly relate to staff-related expenses and audit fee as of December 31, 2024 and 2023, respectively.

Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

Other payables mainly include outstanding amounts owed to various non-trade vendors, storage deposit receivable from customers and value added tax (“VAT”) payables as of December 31, 2024 and 2023, respectively.

Note 10. Loans payable

At December 31, 2024 and 2023, loans payable consisted of the following:

	As of December 31,
	2024	2023
Hire purchases – Motor Vehicle	$166,438	$248,768
Term loan I	—	154,195
Term loan II	—	147,697
Short-term loan	231,042	166,533
	397,480	717,193
Less current portion	(264,177)	(512,435)
Long-term loans payable	$133,303	$204,758

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

The Company has booked interest expense on the loans of $215,003, $241,890 and $237,505 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the year ended December 31, 2024, the Company disposed of a vehicle that was previously acquired under a hire purchase (finance lease) arrangement. The asset, which had an original cost of $77,444, had accumulated depreciation of $32,794 at the date of disposal.

In connection with the disposal, the related lease liability of $34,038 was fully settled. The vehicle was sold to a third party for gross proceeds of $42,970. The net book value of the asset at the date of disposal was $44,650, resulting in a loss on disposal of $1,680.

On September 23, 2021, the Company entered into an unsecured term loan agreement (“Term loan I”) with a third party and obtained a loan facility in the amount of $1.0 million with a maturity date 30 months from September 24, 2021. The loan bears an interest rate of 6% per annum on the initial facility amount. Term loan I was fully repaid during the year ended December 31, 2024.

On January 6, 2022, the Company entered into an unsecured term loan agreement (“Term loan II”) with a third party and obtained a loan facility in the amount of $1.5 million with a maturity date 24 months from February 19, 2022. The loan bears an interest rate of 6% per annum on the initial facility amount. Term loan I was fully repaid during the year ended December 31, 2024.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2023, the loan was extended to May 30, 2023 with the same terms and conditions. On October 2, 2023, the loan was extended to December 31, 2023 with the same terms and conditions. On March 8, 2024, the loan was further extended to May 31,2024 with the same terms and conditions. On December 31, 2024, the loan was further extended to November 30, 2025 with the same terms and conditions.

Hire Purchases

Future minimum lease payments under hire purchases that have initial non-cancellable lease terms in excess of one year as of December 31, 2024 were as follows:

Finance leases
Year Ended December 31,
2025	$40,718
2026	40,718
2027	40,718
2028	40,718
Thereafter	23,752
186,624
Less: Imputed interest	(20,186)
Hire purchases liabilities	166,438

Hire purchases liabilities – current	$33,135
Hire purchases liabilities – non-current	$133,303

Note 11. Related Party Transactions

Amount due from related parties

As of December 31, 2024 and 2023, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $26,860 and $6,637, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of December 31, 2024 and 2023, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $10,696 and $5,169, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	2024	2023	2022
Beginning of the years January 1	$25,929	$25,336	$68,786
Advances for operation and administration expenses	—	—	13,724
Payments made to a director	—	—	(25,009)
Reversal of a related party payable due to disposal of a subsidiary	—	—	(32,165)
Exchange difference	(1,087)	593	—
Years ended December 31	$24,842	$25,929	$25,336

As of December 31, 2024 and 2023, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $26,860 and $25,929. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

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

During the year ended December 31, 2023, the Company issued a series of Convertible Loan Note (“Note”) in aggregate principal amount of $1,489,200 to various individual investors with identical terms. None of the Notes have been converted to ordinary shares of the Company. As of December 31, 2023, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $2,480,987.

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

On June 13, 2024, the Company issued a convertible note with face value of $2,400,000 in exchange for $2,000,000 funding. On November 11, 2024, a portion of the note in the amount of $900,000 was settled by issuance of ordinary shares. As of December 31, 2024, the carrying value of convertible notes payable was $945,833.

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

Consolidated Balance Sheets as of December 31, 2024:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	260,000,000,000
Number of ordinary shares – issued and outstanding	91,092,257
Par value	$0.000000385

Consolidated Balance Sheets as of December 31, 2023:

	Pre-share forward split	Adjustments	Post-share forward split
(Deficit) Equity
Number of ordinary shares – authorized	100,000,000	259,900,000,000	260,000,000,000
Number of ordinary shares – issued and outstanding	18,466	47,993,134	48,011,600
Par value	$0.001	$0.000999615	$0.000000385

Consolidated Statements of Operations for the year ended December 31, 2022:

	Pre-share forward split	Adjustments	Post-share forward split
Loss per share
Basic and diluted loss per ordinary share	$(418.15)	$417.99	$(0.16)

Weighted average number of shares used in computation:
Basic and diluted	16,026	41,651,574	41,667,600

Authorized Shares

As of December 31, 2024, the Company has 260,000,000,000 authorized ordinary shares, par value $0.000000385 per share.

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

On August 29, 2022, the Company issued 670 each, totaling 1,340 of the Company’s ordinary shares, to two individuals. As a result of the share forward split, the   ordinary shares issued became 3,484,000.

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

In the first half of 2024, the Company issued 9,190,356 new ordinary shares to a group of shareholders, including Wise Total Solution Group Limited, Cherish Gloss Group Limited, Joseph Oi, Deng Hai, Phua Kai Hwee, and Yong Hui Yee. This brought the total shares outstanding to 61,571,956 as of June 30, 2024.

During the second half of 2024, the Company issued an aggregate of 5,947,509 ordinary shares through four separate issuances on July 2, July 11, July 17, and August 2, 2024.

On December 17, 2024, the Company issued 8,872,792 and 10,500,000 ordinary shares, respectively, to D. Boral Capital in two tranches, totaling 19,372,792 shares.

On December 20, 2024, an additional 4,200,000 ordinary shares were issued under the Company’s Equity Incentive Plan.

As of December 31, 2024, the total issued and outstanding number of ordinary shares was 91,092,257.

Restricted Share Units

On January 1, 2021, the Company granted 1,642 restricted share units amounting to $3,240,344, with a vesting period of twenty (20) months effective from the grant date, subject to forfeiture and restrictions which limited the sale or transfer of the shares during the restriction period. The fair value of the restricted share units was estimated on the grant date based on the Company’s most recent observable price of cash transactions with unrelated parties for issuance of its equity securities in September 2020. On August 2, 2024, the Company issued 1,722,159 restricted shares to an investor as part of a financing agreement. The shares had a fair value of approximately $300,000 and were fully vested on the grant date. Although vested, the shares are subject to transfer restrictions. The value of the shares was recorded as a deferred financing cost and will be amortized over 24 months. During the years ended December 31, 2024, 2023 and 2022, the Company recorded share-based compensation of $630,000, $nil and $1,266,890 in its consolidated statements of operations and comprehensive loss. On August 29, 2022, the Company issued 1,642 ordinary shares at the end of the vesting period. As a result of the share forward split, the restricted share unit granted and ordinary shares issued became 4,269,200.

Note 15. Disposal of subsidiaries

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

Note 16. Income tax

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2024, 2023 and 2022.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the years ended December 31, 2023and 2022. However, public companies that meet certain conditions are eligible for a reduced rate of 19%.

Malaysia

Domestic statutory corporate income tax rate in Malaysia is subject to the Malaysia enterprise income tax rate of 24% for the years ended December 31, 2024, 2023 and 2022.

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

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	For the years ended December 31,
	2024	2023	2022
Net loss before income taxes	$(6,775,419)	$(5,162,454)	$(6,701,203)

Income tax expenses attributable to net income at Singapore statutory rate of 17% (*)	(1,151,821)	(877,617)	(1,139,205)
Effect of different tax rates in other jurisdictions	(76,503)	51,540	(63,730)
Non-deductible expenses	304,136	302,956	537,800
Unrecognized deferred tax asset	924,188	523,121	665,135
Total tax provision	$—	$—	$—

(*)	The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	As of December 31,
	2024	2023
Tax loss carry forwards	$15,794,453	$10,358,050
Deferred tax assets	2,685,057	1,760,869
Valuation allowance	(2,685,057)	(1,760,869)
Total deferred tax assets, net	$—	$—

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $8,637,591, $8,596,330 and $8,599,651 for the years ended December 31, 2024, 2023 and 2022, respectively, cannot be used to offset future profit.

Note 17. Government Grants

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

Under the Senior Employment Credit (“SEC”), the Singapore government provides wage offsets to employers who hire senior Singaporean employees aged 55 and above. The SEC supports up to 8% of wages paid to eligible employees earning up to SGD 4,000 (approximately $3,000) per month, depending on the age group and year of payment. The scheme aims to encourage the retention and hiring of older workers.

During the year ended December 31, 2024, 2023 and 2022, these government grants in aggregate amount of $46,235, $50,537 and $159,000, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

Note 18. Concentrations and Risks

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

There was no single customer who represent 10% or more of the Company’s total revenue for financial years ended December 31, 2024, 2023 and 2022.

There were three suppliers who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2024. There were two suppliers who represented 10% or more of the Company’s total purchases for financial years ended December 31, 2023. There is no single supplier who represented 10% or more of the Company’s total purchases for financial years ended December 31, 2022.

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2024	% accounts payable	2023	% accounts payable
Company A	$2,287,077	37.5	-	-
Company B	728,171	11.9	1,041,632	9.4
Company C	682,011	11.2	1,209,738	10.9
Company D	-	-	2,148,353	19.4
	$3,697,259	60.6	4,399,723	39.8

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2024	% accounts receivable	2023	% accounts receivable
Company A	$-	-%	$1,337,859	13.2%
Company B	-	-%	-	-%
Company C	-	-%	-	-%
	$-	-%	$1,337,859	13.2%

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

Note 19. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the date of this report.

Note 20. Subsequent Events

Subsequent events have been reviewed through the date these consolidated financial statements were issued and required no adjustments or disclosures other than the following:

On January 3, 2025, the Company issued 1,640,447 Class A ordinary shares to an investor, following the full cash exercise of warrants previously granted under a Securities Purchase Agreement dated December 16, 2024. The shares were issued in accordance with the terms of the warrant agreement and were fully paid upon issuance.

On January 10, 2025, the Company entered into a debt settlement agreement with its wholly-owned subsidiary, New Retail International Pte. Ltd., and a shareholder, to settle accrued interest of $124,055.56 related to a previously issued convertible loan. Under the agreement, New Retail repaid the principal of the loan, and the Company issued 932,749 Class A ordinary shares to the shareholder at $0.133 per share on January 14, 2025, which represents 85% of the closing price on January 9, 2025.

On January 22, 2025, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market stating that the Company had not regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share. The notification followed an earlier 180-day grace period that ended on January 21, 2025. The Company intends to appeal the Staff’s delisting determination to a Hearings Panel no later than January 29, 2025.

On January 22, 2025, Webuy received a delisting notice from Nasdaq due to non-compliance with the $1.00 minimum bid price requirement. Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s stock on January 31, 2025. As a result, Webuy’s shares are currently trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

On February 24, 2025, and March 10, 2025, the Company made additional cash repayments of $300,000 each toward its outstanding convertible note, reducing the principal balance accordingly.

To regain its Nasdaq listing, the Company has formally appealed the decision and presented its compliance plan at a hearing on February 27, 2025.

On March 21, 2025, the Panel granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company must demonstrate compliance by May 2, 2025, and provide prompt notification of any significant developments affecting its status.

On March 31, 2025, the Company held an EGM and effected a share consolidation of the Company’s issued and unissued ordinary shares at a ratio of one (1)-for-three (3), resulting in a change of the Company’s share capital from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each.