Form 20-F
period 2025-12-31
WEBUY GLOBAL LTD
filed 2026-04-29
CIK 1946703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________

For the transition period from ______ to ________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,258,611 Class A ordinary shares and 178,296 Class B ordinary shares issued and outstanding as of December 31, 2025, and 5,202,808 Class A ordinary shares and 278,296 Class B ordinary shares as of the date of this report.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report only, references to:

●	“ATPL” are to Altitude Travel Pte. Ltd., formerly known as Bear Bear Pte. Ltd., a wholly owned subsidiary of WeBuy;

●	“AMPL” are to Altitude MICE Pte. Ltd., formerly known as Webuy Advisory Pte. Ltd., a wholly owned subsidiary of WeBuy;

●	“Class A Ordinary Shares” are to Class A ordinary shares of WeBuy, par value $0.0000462 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of WeBuy, par value $0.0000462 per share;

●	“New Retail” are to New Retail International Pte Ltd., a wholly owned subsidiary of WeBuy;

●	“PTBK” are to PT Buah Kita Retail, a wholly owned subsidiary of PTWB;

●	“PTWB” are to PT Webuy Social Indonesia a 95% owned subsidiary of New Retail;

●	“PTWT” are to PT Webuy Travel Indonesia, a 70% owned subsidiary of PTWB;

●	“Subsidiaries” are to New Retail International Pte Ltd., The Shopaholic Bear Pte Ltd., Altitude Travel Pte. Ltd., and PT Webuy Social Indonesia, PT Buah Kita Retail, PT Webuy Travel Indonesia, Webuy Travel Pte. Ltd., Altitude MICE Pte. Ltd., Webuy Prime Indonesia, and PT Travel With Webuy;

●	“TSB” are to The Shopaholic Bear Pte Ltd., a wholly owned subsidiary of New Retail;

●	“WTPL” are to Webuy Travel Pte. Ltd., a wholly owned subsidiary of New Retail.

●	“WPI” are to Webuy Prime Indonesia, a 99% owned subsidiary of New Retail;

●	“TWW” are to PT Travel With Webuy, a 99% owned subsidiary of WTPL;

●	“We”, “us”, “our”, the “Company”, and “our company” are to WeBuy and its Subsidiaries; and

●	“WeBuy” are to WEBUY GLOBAL LTD, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

This annual report contains translations of the foreign currency amounts into US dollar amounts at specified rates solely for the convenience of the reader. All references to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates for our major businesses are listed below:

	December 31, 2025	December 31, 2024	December 31, 2023
Period Ended USD: Singapore Dollar (“SGD”) exchange rate	1.2867	1.3669	1.3207
Period Average USD:SGD exchange rate	1.3062	1.3362	1.3426
Period Ended USD: Indonesian Rupiah (“IDR”) exchange rate	16,694.49	16,268.10	15,389.35
Period Average USD:IDR exchange rate	16,471.75	15,860.43	15,233.65

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information-Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information - D. Risk Factors” in this annual report beginning on page 2. We provide the following disclosure to help investors better understand our operations in Singapore and the associated risks.

WEBUY GLOBAL LTD, or WEBUY, is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, WEBUY conducts a substantial majority of its operations through its subsidiaries established in Singapore or Indonesia. However, neither the holding company nor any of the Company’s subsidiaries conduct any operations through contractual arrangements with a variable interest entity. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in the Singapore or Indonesia operating entities, but rather purchasing equity solely in WEBUY GLOBAL LTD, a holding company incorporated in the Cayman Islands. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-D. Risk Factors” beginning on page 2 of this annual report.

Risks Related to Our Business and Industry

●	We have a limited operating history in the travel services industry, and our historical results of operations may not be indicative of our future performance. (page 4)

●	Our business transition from community e-commerce to travel services may not succeed, and we may not achieve the margin profiles, cash flow characteristics, or operating efficiencies that we anticipate. (page 4)

●	We face intense competition in the travel services industry, and we may not be able to compete effectively against established industry participants. (page 4)

●	Our revenue growth rates may not be sustainable and may not be indicative of future performance. (page 4)

●	Our AI-based tools and technology products, including our AI Tour Guide Device, are at various stages of development, and there can be no assurance that they will function as intended or achieve commercial success. (page 4)

●	We rely on third-party AI software tools for a substantial portion of our internal operations, and any disruption to our access to or use of such tools could adversely affect our business. (page 5)

●	Our multi-brand strategy is untested and may not result in broader market penetration or improved financial performance. (page 5)

●	Our Golden Circle loyalty and engagement program is in an early stage of development and may not achieve its intended objectives. (page 5)

●	Our ability to expand into new markets, including the China inbound travel corridor, is subject to significant risks and uncertainties. (page 5)

●	We rely on digital marketing, social commerce, and community-based engagement methods for customer acquisition, and these methods may become less effective or more costly over time. (page 5)

●	We depend on strategic partnerships for certain aspects of our travel services, and the loss of or deterioration in any key partnership could adversely affect our business. (page 6)

●	Our operations in multiple jurisdictions in Southeast Asia subject us to complex and evolving regulatory requirements. (page 6)

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (page 6)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us. (page 6)

●	As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares. (page 7)

●	We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses. (page 7)

●	Fluctuations in exchange rates between and among the Singapore dollar, the Australian dollar, the Euro, as well as other currencies in which we do business, may adversely affect our operating results. (page 8)

●	Our continued international expansion exposes us to significant operational, regulatory, commercial and economic risks that could increase our costs, limit our growth and materially and adversely affect our business, financial condition and results of operations. (page 8)

●	If our senior management is unable to work together effectively or efficiently, or if we lose their service, our business may be severely disrupted. (page 9)

●	We rely on our ability to attract, train and retain qualified personnel to operate and grow our travel services business, and any failure to do so, or any significant increase in labor costs, could materially and adversely affect our business, financial condition and results of operations. (page 9)

●	The reliability, performance and security of our technology-enabled travel platforms are critical to our business, and any disruption or failure of our systems could materially and adversely affect our business, financial condition and results of operations. (page 10)

●	Our operations depend on internet infrastructure and third-party telecommunications and hosting services across multiple jurisdictions, and disruptions in these services could impair our ability to deliver travel services. (page 10)

●	If we fail to adapt our technology platforms to evolving industry standards, customer preferences or emerging technologies, our ability to compete effectively may be materially and adversely affected. (page 10)

●	Our growth depends in part on continued customer use of mobile devices and on mobile operating systems and distribution channels that we do not control. (page 11)

●	Our acceptance of multiple payment methods exposes us to payment processing risks, including service disruptions, fraud, regulatory compliance obligations and increased transaction costs. (page 11)

●	Our insurance coverage may be insufficient to protect us against certain business risks, which could result in significant financial losses and operational disruption. (page 11)

●	Adverse publicity, including on social media or through regulatory complaints, could harm our reputation and negatively affect our business and the market price of our securities. (page 11)

●	We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to adverse tax consequences. (page 11)

●	We operate across multiple tax jurisdictions and may be subject to uncertain tax positions or disputes with tax authorities that could adversely affect our results of operations. (page 11)

●	You may face difficulties protecting your interests, and your ability to enforce civil liabilities against us or our directors and executive officers may be limited because we are incorporated outside the United States and a substantial portion of our assets and management are located outside the United States. (page 12)

●	Our indebtedness could have important consequences to you. (page 12)

●	Global economic conditions could materially adversely impact demand for our products and services. (page 12)

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. (page 13)

Risks Related to Our Securities

●	We do not intend to pay dividends for the foreseeable future (page 13).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (page 15).

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (page 15).

●	We are not in compliance with Nasdaq’s minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, and we cannot assure you that we will regain compliance or maintain our Nasdaq listing (page 16).

Risks Related to Countries Where We Operate

●	Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us (page 17).

●	Disruptions in the international trading environment may seriously decrease our international sales (page 17).

●	Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence (page 18).

Risks Related to our Business and Industry

We have a limited operating history in the travel services industry, and our historical results of operations may not be indicative of our future performance.

We transitioned our primary business focus from community e-commerce to travel services beginning in the third quarter of 2025. As a result, we have a limited operating history in the travel services industry upon which you can evaluate our business and prospects. Our prior financial results were generated primarily from our community e-commerce retail operations focused on grocery and daily essentials, and our future results of operations in the travel business may not be comparable to our historical results. Our limited operating history in travel services makes it difficult to evaluate our current business, predict our future performance, or assess whether we will be able to achieve profitability or sustain revenue growth in this segment.

Our business transition from community e-commerce to travel services may not succeed, and we may not achieve the margin profiles, cash flow characteristics, or operating efficiencies that we anticipate.

Our decision to transition from community e-commerce to travel services reflects our assessment that the travel business has different margin and cash flow characteristics compared to our prior grocery business. However, there can be no assurance that we will achieve the gross margin improvements, operating efficiencies, or cash flow dynamics that we anticipate from our travel operations. The travel industry is subject to significant seasonality, macroeconomic sensitivity, and external disruptions, including geopolitical events, public health emergencies, natural disasters, and changes in consumer spending patterns. If our travel business does not achieve the financial profile we expect, or if the assumptions underlying our business transition prove to be incorrect, our business, financial condition, and results of operations could be materially and adversely affected. In addition, our transition has required, and will continue to require, the reallocation of management attention, personnel, and capital resources away from our prior e-commerce operations, which may result in operational disruption or reduced performance during the transition period.

We face intense competition in the travel services industry, and we may not be able to compete effectively against established industry participants.

The travel services industry in Southeast Asia and the China inbound travel market are highly competitive. We compete with established online travel agencies, traditional travel service providers, and other technology-enabled platforms, many of which have significantly greater financial, technical, marketing, and other resources than we do, as well as larger customer bases, more established brand recognition, and longer operating histories in the travel industry. Our competitors may be able to offer lower prices, more comprehensive product offerings, or superior technology and customer experience. If we are unable to compete effectively, we may not be able to attract or retain customers, and our business, financial condition, and results of operations could be materially and adversely affected.

Our revenue growth rates may not be sustainable and may not be indicative of future performance.

While we have experienced growth in our travel booking revenue since transitioning our business focus in the third quarter of 2025, our growth rates reflect in part the relatively small revenue base from which we are growing. As our revenue base increases, our growth rates may decline. In addition, our revenue growth has been achieved over a limited period and may have been influenced by factors that may not recur, including initial market entry dynamics, promotional activity, and the early-stage adoption of our platform. There can be no assurance that we will be able to sustain our recent growth rates, and our historical growth rates should not be relied upon as indicative of future performance.

Our AI-based tools and technology products, including our AI Tour Guide Device, are at various stages of development, and there can be no assurance that they will function as intended or achieve commercial success.

We are developing and deploying AI-based tools across multiple areas of our operations, including customer acquisition, itinerary generation, product recommendation, and sales conversion. We are also developing an AI Tour Guide Device intended to provide on-trip communication assistance. These tools and products are at various stages of development and deployment. Technology development involves significant uncertainty, and there can be no assurance that our AI-based tools will function as intended, achieve the efficiencies or operational improvements we anticipate, or be accepted by customers. AI technologies are also subject to evolving regulatory frameworks in the jurisdictions in which we operate, and changes in laws or regulations applicable to AI could require us to modify or discontinue certain tools or features, increase our compliance costs, or expose us to legal liability. In addition, the development of our AI Tour Guide Device and other technology products requires ongoing investment of capital and resources, and there can be no assurance that these products will be completed on schedule, within budget, or at all.

In addition, a substantial portion of the AI tools used in our internal operations consist of commercially available third-party software solutions. Our use of such third-party AI tools is subject to the terms and conditions of the relevant providers, which may change, or such tools may be discontinued or subject to pricing changes. We may have limited ability to influence the development, functionality, or availability of these third-party tools, and any disruption to our access to such tools could adversely affect our internal operations.

We rely on third-party AI software tools for a substantial portion of our internal operations, and any disruption to our access to or use of such tools could adversely affect our business.

The majority of the AI tools we currently use in our internal operations, including customer inquiry handling, travel itinerary drafting, marketing content generation, and sales workflow automation, which consist of commercially available, off-the-shelf software solutions provided by third parties. We do not control the development, maintenance, pricing, or availability of these tools. Third-party providers may modify, restrict, discontinue, or increase the cost of their AI products, and we may not be able to find adequate substitutes on a timely or cost-effective basis. In addition, the use of third-party AI tools may expose us to risks relating to data privacy, data security, intellectual property ownership, and regulatory compliance, particularly as laws and regulations governing the use of AI continue to evolve across the jurisdictions in which we operate. Any failure, disruption, or adverse change in our access to these tools could impair our operational efficiency and adversely affect our business and results of operations.

Our multi-brand strategy is untested and may not result in broader market penetration or improved financial performance.

We operate our travel business through three brands: WeTrip, which serves the broader travel market; Webuy Travel, which focuses on providing affordable yet high-quality travel experiences to destinations worldwide; and Altitude, which is designed to serve the premium travel segment. We have limited operating history with this multi-brand approach. Managing multiple brands requires allocation of resources, including marketing spend, personnel, and technology investment, across different customer segments and service models. There can be no assurance that our multi-brand strategy will be effective in addressing different customer segments, that we will be able to differentiate our brands adequately, or that the costs of maintaining multiple brands will be justified by the revenues generated. If our multi-brand approach does not achieve its intended objectives, our business and results of operations could be adversely affected.

Our Golden Circle loyalty and engagement program is in an early stage of development and may not achieve its intended objectives.

We are developing the Golden Circle initiative, a loyalty and engagement program designed to support recurring customer interaction and retention. This program is in an early stage of development, and there can be no assurance that it will be successfully launched, attract meaningful participation, or result in improved customer retention or repeat purchase behavior. Loyalty programs require ongoing investment and management attention, and if the Golden Circle initiative does not achieve its intended objectives, we may not realize the anticipated benefits and the costs incurred may not be recoverable.

Our ability to expand into new markets, including the China inbound travel corridor, is subject to significant risks and uncertainties.

We seek to expand our operations across Southeast Asia and to participate in the China inbound travel market through our WeTrip platform and strategic partnerships. Expansion into new markets and geographies involves significant risks, including unfamiliarity with local market conditions, regulatory requirements, consumer preferences, and competitive dynamics. In particular, the China inbound travel market is subject to Chinese government policies regarding tourism, visa requirements, and cross-border travel, which may change without notice. We may also face challenges in establishing and maintaining strategic partnerships necessary to serve the China inbound travel market. There can be no assurance that our expansion efforts will be successful, and failure to successfully expand could limit our growth and adversely affect our business and results of operations.

We rely on digital marketing, social commerce, and community-based engagement methods for customer acquisition, and these methods may become less effective or more costly over time.

Our customer acquisition approach relies significantly on digital marketing, social commerce channels, and community-based engagement, including the use of community leaders and group-based social referral. Changes in the algorithms, policies, or terms of service of social media platforms or digital advertising channels could reduce the effectiveness or increase the cost of our customer acquisition efforts. In addition, our community-based engagement model depends on the continued participation and effectiveness of community leaders and social networks, which we do not control. If our customer acquisition methods become less effective or more costly, or if we are unable to maintain our community engagement networks, our ability to attract new customers and grow our business could be materially and adversely affected.

We depend on strategic partnerships for certain aspects of our travel services, and the loss of or deterioration in any key partnership could adversely affect our business.

We rely on strategic partnerships for certain aspects of our travel business, including inbound China travel services through our WeTrip platform. These partnerships may be subject to termination, non-renewal, or renegotiation on terms less favorable to us. We may also be unable to establish new partnerships necessary to support our business expansion. The loss of, or a significant deterioration in, any of our key strategic partnerships could reduce our service offerings, adversely affect our competitive position, and materially harm our business and results of operations.

Our operations in multiple jurisdictions in Southeast Asia subject us to complex and evolving regulatory requirements.

We operate in Singapore, Indonesia, and Malaysia, and we seek to serve inbound travel demand to China. Each of these jurisdictions has its own regulatory framework applicable to travel services, e-commerce, data privacy, consumer protection, artificial intelligence, and cross-border business activities. These regulatory frameworks are subject to change, and new laws or regulations, or new interpretations of existing laws or regulations, could increase our compliance costs, require modifications to our business practices, or restrict our ability to offer certain services. Failure to comply with applicable laws and regulations in any jurisdiction in which we operate could result in fines, penalties, restrictions on our operations, or reputational harm.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We recognize share-based compensation expenses in our consolidated financial statements in accordance with U.S. GAAP. On January 1, 2021, we granted 4,269,200 ordinary shares to our key employees with a vesting period of 20 months. As a result, we have incurred share-based compensation expenses in the year ended December 31, 2021 until the third quarter of 2022 in connection with these grants. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. However, as a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation expenses.

On December 16, 2024, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 4,200,000 Class A Ordinary Shares of the Company available for issuance pursuant to all awards under the 2024 Plan. On December 20, 2024, the Company issued 4,200,000 Class A Ordinary Shares under the 2024 Plan to certain employees of the Company as compensation for their continued service in the Company.

On December 31, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 334,859 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Plan. On January 30, 2026, the Company issued 334,859 Class A Ordinary Shares under the 2025 Plan to certain employees of the Company as compensation for their continued service in the Company.

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

Our continued international expansion exposes us to significant operational, regulatory, commercial and economic risks that could increase our costs, limit our growth and materially and adversely affect our business, financial condition and results of operations.

Our growth strategy includes expanding our travel services platforms and related operations across additional markets in the Asia-Pacific region and strengthening our presence in markets where we already operate. International expansion requires substantial management attention, financial resources and operational investment, and involves risks inherent in operating across multiple jurisdictions with differing languages, consumer preferences, legal systems and regulatory environments. Our ability to successfully enter new markets or scale operations in existing markets is uncertain and may depend on factors beyond our control.

As we expand, we may face challenges in localizing our service offerings and technology platforms, building brand recognition, establishing relationships with travel suppliers and distribution partners, and achieving sufficient customer adoption. We may also encounter increased competition from established local travel service providers with stronger brand recognition, deeper market knowledge or greater financial resources. In addition, recruiting, training and retaining qualified management and employees in new markets may be difficult and could increase our operating costs.

Operating in multiple jurisdictions may subject us to complex and evolving regulatory requirements, including those relating to travel services, data protection and cybersecurity, consumer protection, electronic payments, foreign investment, anti-money laundering and tax compliance. Failure to comply with applicable laws and regulations could result in fines, business restrictions or reputational harm. We may also face difficulties protecting and enforcing our intellectual property rights or extending our brand and technology into new markets.

International operations expose us to foreign exchange fluctuations, currency controls and challenges in repatriating funds, as well as increased complexity in maintaining effective internal controls and financial reporting processes. Political, economic or social instability, protectionist policies, public health events or disruptions affecting travel demand in any market in which we operate could adversely affect our performance. In addition, higher operating costs, including compliance, staffing and infrastructure expenses, may reduce the profitability of our international operations.

If we are unable to effectively manage the risks associated with international expansion, our growth prospects, operating efficiency and overall financial performance could be materially and adversely affected.

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

We rely on our ability to attract, train and retain qualified personnel to operate and grow our travel services business, and any failure to do so, or any significant increase in labor costs, could materially and adversely affect our business, financial condition and results of operations.

Our continued growth and successful execution of our business strategy depend on our ability to recruit, develop, motivate and retain experienced management, technology professionals, travel consultants and operational staff. In particular, our technology-enabled operating model, including the development and operation of our digital travel platforms, AI-assisted personalization tools and data-driven customer acquisition capabilities, requires personnel with specialized expertise in technology, digital marketing, travel operations and customer service.

We face intense competition for qualified talent in the travel services and technology sectors across the Asia-Pacific region. In addition, we are in the process of expanding our workforce, including hiring additional employees in our technology and finance functions, to support the growth of our travel business. We may not be able to attract or retain sufficient qualified personnel on commercially reasonable terms, or at all. If we fail to recruit and retain the personnel necessary to support our strategic objectives, our ability to enhance our platforms, maintain service quality, and execute our growth plans may be adversely affected.

Furthermore, we have experienced increasing labor costs in certain markets in which we operate as a result of economic development and tightening labor supply. Any significant increase in compensation or employee-related expenses could negatively impact our operating margins. Our ability to effectively train and integrate new employees into our operations may also be limited, particularly as we continue to scale our travel services business following our strategic transition from community e-commerce in the third quarter of 2025. Rapid expansion may strain our managerial, operational and technological resources and could impair our ability to maintain service standards and organizational cohesion.

In addition, some of our current and future employees may be located outside Singapore, including in other Southeast Asian markets and China. Managing geographically dispersed teams may increase operational complexity, reduce oversight and make it more difficult to foster a consistent corporate culture and operational discipline. Any disruption arising from workforce challenges could adversely affect our business operations, customer satisfaction and reputation.

The reliability, performance and security of our technology-enabled travel platforms are critical to our business, and any disruption or failure of our systems could materially and adversely affect our business, financial condition and results of operations.

Our travel services are delivered through technology-enabled platforms, including our WeTrip and Webuy Travel applications and related digital infrastructure used for itinerary personalization, customer engagement, booking coordination and service fulfillment. The satisfactory performance, reliability and availability of these platforms are essential to maintaining customer satisfaction, supporting supplier relationships and sustaining transaction volumes. Our systems may experience interruptions or performance degradation due to telecommunications failures, software defects, cloud infrastructure disruptions, cyber-attacks, data breaches or other security incidents. Such events could result in delayed or failed bookings, reduced transaction volumes, loss of customer data, reputational harm and potential regulatory exposure. We rely on third-party cloud computing providers and other technology vendors, and any failure of these providers to maintain adequate service levels could adversely affect our operations. Although we have implemented security and redundancy measures, our safeguards may not be sufficient to prevent all disruptions or unauthorized access. In addition, we must continuously enhance and upgrade our platforms to support evolving customer expectations, increased transaction volumes and new technological capabilities, including AI-assisted personalization tools. System upgrades and integrations may result in temporary service interruptions or may not be completed successfully or on schedule. If our technology platforms do not function properly or fail to scale with our business growth, our competitiveness, customer experience and operating results may be adversely affected.

Our operations depend on internet infrastructure and third-party telecommunications and hosting services across multiple jurisdictions, and disruptions in these services could impair our ability to deliver travel services.

Our platforms rely on the availability and reliability of internet connectivity, data transmission networks and cloud hosting services in the markets in which we operate, including Singapore, Indonesia, Malaysia and China. Service disruptions, insufficient bandwidth, infrastructure outages or termination of arrangements with telecommunications carriers or hosting providers could prevent customers from accessing our platforms or completing bookings. Frequent or prolonged service interruptions may reduce user engagement, damage our reputation and negatively affect our revenue and operating performance.

If we fail to adapt our technology platforms to evolving industry standards, customer preferences or emerging technologies, our ability to compete effectively may be materially and adversely affected.

The travel services industry is characterized by rapid technological change, including increased use of mobile applications, artificial intelligence, digital payment solutions and data-driven marketing tools. Our success depends in part on our ability to identify, develop, acquire or integrate technologies that enhance user experience, operational efficiency and service differentiation. The development and deployment of new technologies involve significant technical, operational and financial risks, and we may not be able to implement new solutions in a timely or cost-effective manner. Failure to keep pace with technological developments or changing customer expectations could result in reduced platform usage, loss of market share and diminished growth prospects.

Our growth depends in part on continued customer use of mobile devices and on mobile operating systems and distribution channels that we do not control.

A significant portion of customer engagement with our platforms occurs through mobile applications. Our ability to maintain and expand this engagement depends on compatibility with widely used mobile operating systems, application distribution channels and evolving device technologies. Changes to platform policies, technical standards, ranking algorithms, distribution fees or access requirements imposed by mobile operating system providers or application marketplaces could increase our costs, limit application functionality or reduce the visibility and accessibility of our platforms. Any deterioration in the mobile user experience or decline in customer adoption of our applications could adversely affect transaction volumes and customer growth.

Our acceptance of multiple payment methods exposes us to payment processing risks, including service disruptions, fraud, regulatory compliance obligations and increased transaction costs.

We rely on third-party payment processors and financial institutions to facilitate customer payments. Any failure or interruption in payment processing services, including network outages or cybersecurity incidents affecting payment providers, could delay or prevent bookings and negatively affect customer confidence. We are also subject to payment fraud risks and evolving regulatory requirements governing electronic payments and cross-border transactions. Increases in transaction fees or the loss of key payment processing relationships could adversely affect our margins and operational efficiency.

Our insurance coverage may be insufficient to protect us against certain business risks, which could result in significant financial losses and operational disruption.

Insurance markets in certain jurisdictions in which we operate may offer limited coverage for risks such as business interruption, cyber incidents, operational liability or loss of key personnel. As a result, we may bear substantial costs arising from events such as system failures, data breaches, natural disasters or operational disruptions. Even where insurance coverage is available, policy limits, deductibles and exclusions may not fully compensate us for losses incurred.

Adverse publicity, including on social media or through regulatory complaints, could harm our reputation and negatively affect our business and the market price of our securities.

Our reputation is critical to maintaining customer trust and supplier relationships. Negative statements, allegations or reviews, whether accurate or not, may be disseminated rapidly through online platforms and social media. Such publicity may lead to reduced customer engagement, regulatory scrutiny or loss of market share. We may incur significant costs and management attention in responding to such matters, and any resulting reputational damage could materially affect our financial performance.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to adverse tax consequences.

We will be classified as a PFIC for any taxable year in which either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets produce or are held for the production of passive income. The determination of PFIC status is made annually and depends on the composition of our income and assets as well as the market value of our ordinary shares. Fluctuations in the trading price of our shares and the manner in which we deploy our cash and other assets could affect our PFIC status. If we are classified as a PFIC for any taxable year during which a U.S. investor holds our ordinary shares, such investor may be subject to increased U.S. income taxes on gains from the disposition of our shares and on certain distributions, as well as additional reporting requirements.

We operate across multiple tax jurisdictions and may be subject to uncertain tax positions or disputes with tax authorities that could adversely affect our results of operations.

Our subsidiaries operate in several jurisdictions with differing tax regimes and evolving tax laws. Changes in tax rules or interpretations by tax authorities, or reallocation of income among jurisdictions, could increase our tax liabilities or result in penalties or double taxation. We may also be subject to audits or inquiries relating to matters such as transfer pricing, withholding taxes or restructuring transactions. Any unfavorable tax determinations could require significant payments and adversely affect our financial condition and cash flows.

You may face difficulties protecting your interests, and your ability to enforce civil liabilities against us or our directors and executive officers may be limited because we are incorporated outside the United States and a substantial portion of our assets and management are located outside the United States.

We are incorporated in the Cayman Islands, and a number of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets is located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments based on the civil liability provisions of U.S. securities laws. Consequently, investors may have more difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

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

Our operations and performance depend significantly on economic conditions. Global economic conditions continue to be subject to volatility arising from international geopolitical developments (such as the war in Ukraine), global economic phenomena (including rising inflation rates), general financial market turbulence and natural phenomena (such as the COVID-19 pandemic). Uncertainty about global economic conditions could result in

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

Any prolonged slowdown in the Chinese or global economy may have a material adverse effect on our business, results of operations and financial condition. In particular, general economic conditions in China and worldwide, including fluctuations in disposable income, inflation, exchange rates, and unemployment levels, may affect international travelers’ willingness and ability to participate in inbound tourism to China. Our business is dependent on demand from overseas travelers visiting China. Adverse economic conditions in key source markets, such as Southeast Asia and other regions, may reduce customers’ discretionary spending on travel, including group tours and customized travel services. In addition, unfavorable exchange rate movements may increase the relative cost of travel to China, thereby negatively impacting demand. Economic conditions in China are also influenced by global economic trends. There remains uncertainty regarding the long-term effects of monetary and fiscal policies adopted by major economies, including the United States and China. If such uncertainties persist, potential customers may delay or reduce travel plans, which could result in lower booking volumes and reduced revenue. Furthermore, adverse economic conditions may affect customers’ ability to make timely payments, increase cancellation rates, or lead to shorter travel durations and reduced spending per customer. Should any of these situations occur, our net revenues may decline, and our business and financial condition could be materially and adversely affected.Additionally, continued volatility in global financial markets may impact our ability to access capital markets or obtain financing on favorable terms to support our operations and growth.

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

Risks Related to Our Securities

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

We may experience extreme stock price volatility, including any stock run-up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above, our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

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

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Our Chairman, Bin Xue, has substantial influence over the Company, and his interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Our Chairman, Chief Executive Officer and controlling shareholder, Mr. Bin Xue through him as well as GBUY GLOBAL LTD and WEBUY TALENT LTD, indirectly controls approximately 300,000 Class A Ordinary Shares and 278,296 Class B Ordinary Shares, representing 38.61% of the aggregate voting power of our currently outstanding Ordinary Shares.

Accordingly, Mr. Bin Xue could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of Mr. Bin Xue, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We are a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of Share Capital - Differences in Corporate Law.”

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

We are not in compliance with Nasdaq’s minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, and we cannot assure you that we will regain compliance or maintain our Nasdaq listing.

Nasdaq Listing Rule 5550(b)(1) requires that companies listed on The Nasdaq Capital Market maintain stockholders’ equity of at least $2,500,000 (the “Minimum Stockholders’ Equity Rule”). On January 5, 2026, we received a written notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that we were not in compliance with the Minimum Stockholders’ Equity Rule. Based on our unaudited condensed interim consolidated financial statements as of June 30, 2025, as reported in our Form 6-K filed on October 29, 2025, we reported stockholders’ equity of $364,854, and as of January 5, 2026, we did not meet the alternative compliance standards under Nasdaq Listing Rule 5550(b) relating to market value of listed securities or net income from continuing operations. We were provided 45 calendar days, or until February 19, 2026, to submit a plan to regain and sustain compliance, which we timely submitted on February 19, 2026.

As part of our efforts to regain compliance, we have completed the conversion of certain outstanding convertible loans into equity on February 17, 2026, and entered into a debt settlement agreement with certain creditors to settle, discharge, and release all outstanding accounts payable owed by our subsidiaries to the creditors by way of a debt-to-equity swap on February 17, 2026, and closed a private placement on March 24, 2026. We expect that the cumulative effect of these transactions, together with anticipated improvements in our financial position, will be reflected in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. This is not the first time we have failed to satisfy a Nasdaq continued listing requirement. In January 2024, we received a notice from Nasdaq for non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Following a delisting notice, a trading suspension, and a successful appeal before a Nasdaq Hearings Panel, our shares were reinstated to trade on the Nasdaq Capital Market effective May 8, 2025. While that matter was resolved, there can be no assurance that we will be able to sustain compliance with applicable Nasdaq listing standards going forward.

There can be no assurance that Nasdaq will accept our compliance plan, that the steps we have taken will be sufficient to satisfy the Minimum Stockholders’ Equity Rule, or that we will be able to regain and maintain compliance with the continued listing requirements of The Nasdaq Capital Market. If we are unable to regain compliance, Nasdaq will issue a written notification that our Class A Ordinary Shares are subject to delisting. A delisting would have material adverse consequences for us and our shareholders, including significantly reduced liquidity and trading volume, impaired ability to raise capital, loss of institutional investor interest, potential triggering of default or acceleration provisions in existing financing arrangements, and reputational harm that could adversely affect our business and operations.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiary was incorporated and is located in Singapore and Indonesia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Furthermore, our auditor, Onestop Assurance PAC, is headquartered in Singapore and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore and Indonesia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands, Singapore and Indonesia, see “Item 10. Additional Information -10.B. Memorandum and articles of association - Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We are a public company, and as a result, FINRA sales practice requirements may limit your ability to buy and sell shares of our ordinary shares, which could depress the price of our shares.

As we are a listed company on a national U.S. exchange, broker-dealers could be required by FINRA rules to have reasonable grounds for believing that an investment in our securities is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our securities, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

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

Item 4. Information on the Company

4.A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands on August 29, 2022. We were established for the purpose of becoming the holding company of our subsidiaries. We do not conduct any material operations of our own and conduct substantially all of our business through our subsidiaries.

Our operating subsidiary, Altitude Travel Pte. Ltd., was incorporated in Singapore on November 2, 2021. On February 3, 2026, it changed its name from Bear Bear Pte. Ltd. to Altitude Travel Pte. Ltd.. Prior to February 3, 2026, Bear Bear Pte. Ltd. was primarily engaged in the retail sale of food. Beginning in February 2026, we shifted our strategic focus to travel business, and our current operations primarily consist of travel agencies and tour operators (mainly outbound). Prior to February 3, 2026, Bear Bear Pte. Ltd. was held by an intermediate holding company, New Retail International Pte. Ltd.. As part of our reorganization for our new strategic focus, the shareholder of New Retail International Pte. Ltd. transferred their equity interests to WEBUY GLOBAL LTD on February 3, 2026, and Altitude Travel Pte. Ltd. became our indirect wholly owned subsidiary.

Our operating subsidiary, Altitude MICE Pte. Ltd., was incorporated in Singapore on February 2, 2024. On February 3, 2026, it changed its name from Webuy Advisory Pte. Ltd. to Altitude MICE Pte. Ltd.. Prior to February 3, 2026, Webuy Advisory Pte. Ltd. was primarily engaged in management consultancy services. Beginning in February 2026, we shifted our strategic focus to travel business, and our current operations primarily consist of travel agencies and tour operators (mainly outbound). Prior to February 3, 2026, Webuy Advisory Pte. Ltd. was held by an intermediate holding company, New Retail International Pte. Ltd.. As part of our reorganization for our new strategic focus, the shareholder of New Retail International Pte. Ltd. transferred their equity interests to WEBUY GLOBAL LTD on February 3, 2026, and Altitude MICE Pte. Ltd. became our indirect wholly owned subsidiary.

The chart below sets out our corporate structure as of the date of this annual report.

WEBUY GLOBAL LTD.
("WeBuy")
(a Cayman Islands company)
100%
New Retail International Pte. Ltd.
("New Retail")
(a Singapore company)
100%
Altitude Travel Pte Ltd ("ATPL")
(formerly known as : Bear Bear Pte Ltd)
(a Singapore company)
100%
Altitude MICE Pte Ltd ("AMPL")
(formerly known as Webuy Advisory Pte. Ltd.)
(a Singapore company)
95%
PT Webuy Social Indonesia
("PTWB")
(an Indonesia company)
100%
Webuy Travel Pte. Ltd.
("WTPL")
(a Singapore company)
100%
The Shopaholic Bear Pte. Ltd.
("TSB")
(a Singapore company)
99%
PT WEBUY PRIME INDONESIA
("WPI")
(an Indonesia company)
Business Identification Number
-
70%
PT Webuy Travel Indonesia
("PTWT")
(an Indonesia company)
-
99%
PT. Travel With Webuy
("TWW)"
(an Indonesian company)
99%
PT Buah Kita Retail
("PTBK")
(an Indonesia company)

Corporate Headquarters

Our principal executive offices are located at 35 Tampines Street 92, Singapore 528880. Our telephone number is +65 8859 9762. Our website address is webuysg.com. Information on our website does not constitute part of this annual report. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

4.B. Business Overview

We are an Asia-focused travel services company that operates a technology-enabled travel platform serving outbound and inbound travel demand across key regional markets, including Singapore, Indonesia, Malaysia, and China. Through our WeTrip platform, we primarily serve international travelers from western markets, including the United States, the United Kingdom, and Australia, who travel to China and other destinations in Asia. In Southeast Asia, particularly Singapore and Indonesia, we serve outbound travel demand from local customers through our Webuy Travel brand, which focuses on providing affordable yet high-quality travel experiences to destinations worldwide. We also operate the Altitude brand, which is designed to serve customers seeking more curated and premium travel experiences through an advisory-based service model supported by immersive destination presentation and AI-assisted personalization tools.

Following the Company’s strategic focus on its travel business, Webuy has transitioned toward travel-related operations supported by a technology-enabled operating model. This model integrates digital tools and data-driven capabilities designed to support customer acquisition, itinerary personalization, and travel service delivery across the Company’s platforms.

Prior to the third quarter of 2025, we primarily operated a community e-commerce retail business focused on grocery and daily essentials. Through that business, we developed a base of community users and capabilities in digital marketing, social commerce, and group-based customer engagement. Beginning in the third quarter of 2025, we transitioned our primary business focus from community e-commerce to travel services and related technology infrastructure. As a result, we have limited operating history in the travel services industry, and our future results of operations may not be comparable to our historical results. See “Risk Factors — Risks Related to Our Business and Industry.”

Our Business Model

Our travel business is organized around three principal operating areas:

Customer acquisition and sales enablement.

We use digital marketing, social commerce, and AI-based tools across online and offline channels to identify customer demand, support our sales teams, and facilitate lead conversion. For internal operational functions, including customer inquiry handling, marketing content generation, and sales workflow automation, we primarily utilize commercially available third-party AI software solutions integrated into our operational processes.

Product design and fulfillment.

We are developing an internally developed AI Travel Assistant device as part of our WeTrip platform, designed to support travelers during their journeys by providing AI-guided destination commentary, multilingual translation, conversational question-and-answer interaction, and personalized travel recommendations. For internal operational purposes, we utilize third-party, off-the-shelf AI tools, including AI chat assistants, workflow automation agents, and AI-based content generation tools, to support employee productivity and daily operational tasks.

Community engagement and customer retention.

We leverage community leaders, group-based social engagement, and customer programs to support brand awareness and repeat customer activity. We are developing the Golden Circle initiative, a loyalty and engagement program designed to support recurring customer interaction and retention. The Golden Circle initiative is in an early stage of development.

Our Services

We currently operate our travel business through three principal brands:

WeTrip

Our WeTrip platform provides travel booking services, itinerary planning, travel product distribution, and inbound China travel services through strategic partnerships. We distribute travel products through both online and offline channels and engage customers through digital marketing and social commerce tools.

Webuy Travel

Our Webuy Travel brand focuses on outbound travel services for customers in Southeast Asia, particularly Singapore and Indonesia. Through this brand, we provide travel booking services, curated tour packages, itinerary planning, and travel product distribution across multiple destinations worldwide. Our offerings include group tours with fixed itineraries, customized private tours, and “free and easy” travel packages that allow customers to travel independently with pre-arranged accommodations and travel arrangements. We distribute these travel products through both online and offline channels and engage customers through digital marketing and social commerce tools.

Altitude

Our Altitude brand is designed to serve the premium travel segment through a curated advisory model that uses content-based product presentation and AI-assisted personalization tools.

Our Markets

We currently operate in Singapore, Indonesia, and Malaysia and serve both outbound travel demand from these markets and inbound travel demand to China. In Indonesia, we have expanded our operations to include a presence in Surabaya. The travel markets in Southeast Asia and the China inbound travel corridor represent large addressable markets, although we face substantial competition from established online travel agencies, traditional travel service providers, and other technology-enabled platforms. See “Risk Factors — Risks Related to Our Business and Industry — We have a limited operating history in the travel services industry, and our historical results of operations may not be indicative of our future performance.”

Business Transition

Our transition from community e-commerce to travel services reflects our assessment that the travel business has different margin and cash flow characteristics compared to our prior grocery business. However, we have a limited operating history in travel services, and there can be no assurance that we will achieve the margin profiles or operating efficiencies that we anticipate. Our ability to grow our travel business is subject to a number of risks and uncertainties, including competition, regulatory developments, capital availability, and our ability to attract and retain customers. See “Risk Factors.” In 2026, we intend to continue expanding our travel operations across Southeast Asia, further develop our AI-based operating tools, and advance our multi-brand strategy. Our ability to execute these initiatives is subject to market conditions, regulatory developments, competitive dynamics, capital availability, and operational performance.

Competitive Strengths

Digital marketing and customer acquisition capabilities

Through our prior community e-commerce operations and our current travel business, we have developed operational experience in digital marketing, social commerce, localized customer acquisition, and cross-border travel demand generation across multiple Southeast Asian markets. We utilize these capabilities to acquire customers and generate travel bookings through both online and offline channels, and we seek to apply them as we expand into additional markets, including the China inbound travel corridor. Our ability to successfully leverage these capabilities in new markets and geographies is subject to a number of risks and uncertainties. See “Risk Factors — Risks Related to Our Business and Industry.”

Technology-enabled operating model

We are building an operating model that applies AI-based tools across multiple stages of our travel business, including customer acquisition, sales support, itinerary generation, product matching, and travel fulfillment. We seek to integrate customer data, product data, and operational data across these functions to support decision-making and service delivery.

Community engagement experience

Our prior community e-commerce business provided us with experience in group-based customer engagement, social referral-driven marketing, and localized demand aggregation. We seek to apply this experience to our travel business to support customer acquisition and retention, including through our Golden Circle loyalty and engagement program, which is currently in an early stage of development.

Multi-brand approach

We operate our travel business through three brands: WeTrip, which serves the broader travel market; Webuy Travel, which focuses on providing affordable yet high-quality travel experiences to destinations worldwide; and Altitude, which is designed to serve the premium travel segment. This multi-brand structure is intended to enable us to address different customer segments and price points.

Presence in large addressable markets

We operate in Singapore, Indonesia, and Malaysia and serve both outbound travel demand from these markets and inbound travel demand to China. We believe that these travel corridors represent significant market opportunities.

Our Customers

Our customers primarily consist of individual consumers and small groups purchasing travel-related services through our platforms and brands, including WeTrip, Webuy Travel, and Altitude. These customers are generally retail travelers seeking outbound or inbound travel services, including group tours, customized itineraries, and independent travel arrangements.

We serve customers across multiple geographic markets. In Southeast Asia, particularly Singapore and Indonesia, our customers are primarily local residents purchasing outbound travel products to destinations worldwide. Through our WeTrip platform, we also serve international travelers, including customers from the United States, the United Kingdom, and Australia, who seek inbound travel services to China and other destinations in Asia.

Our customer base is diversified, and no single customer accounted for a significant portion of our total revenue during the periods presented. We generally do not enter into long-term contractual arrangements with individual customers, and transactions are typically conducted on a per-booking basis.

Our customer acquisition relies primarily on digital marketing channels, social commerce platforms, and community-based engagement models. We also utilize offline sales channels, including travel consultants and physical events, to support customer conversion and engagement.

Demand for our services is subject to seasonal trends, with peak travel periods typically occurring during major holiday seasons, including school holidays and year-end holidays in our operating markets. Customer purchasing behavior may also be influenced by macroeconomic conditions, travel restrictions, and other external factors that affect discretionary consumer spending.

As we have transitioned our business focus from community e-commerce to travel services beginning in the third quarter of 2025, our current customer base differs from our historical customer base. While we seek to leverage prior experience in community-based engagement and customer acquisition, there can be no assurance that we will be able to successfully attract, retain, or expand our customer base in the travel services industry.

Data Security and Protection

We operate with a comprehensive security system that covers our platform, data and services. To ensure that customers’ card details are kept confidential and secure and that Webuy does not access or retain their card information, we partner with online payment service provider - Red Dot Payment and Airwallex Payment gateway to handle the payment transactions.

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

Document and data encryption is also used to enhance data security. For instance, we make use of real-time encryption and decryption to encrypt files created by users in real time, which automatically decrypts during access to prevent it from being accessed externally. Other encryptions include smart encryption to combine sensitive content identification technology with document transparent encryption technology - newly created files will be scanned in real time and sensitive content will be encrypted. We also make use of shear plate control technology, which controls the clipboard usage rights between authorized software users and unauthorized software users. This restricts the right to prohibit ciphertext copying to plaintext, while allowing copying between ciphertexts.

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

Recent Development

Initial Public Offering

On October 20, 2023, the Company completed its initial public offering. In this offering, the Company issued 3,800,000 ordinary shares of par value US$0.000000385 each (“ordinary shares”) at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$15,200,000 before deducting any underwriting discounts and expenses. The ordinary shares began trading on October 19, 2023 on the Nasdaq Capital Market under the ticker symbol “WBUY.”

On November 3 and November 24, 2023, the underwriters exercised their over-allotment option in full to purchase an additional 150,000 and 420,000 ordinary shares, respectively. The Company received gross proceeds of US$2,280,000 in the aggregate before deducting underwriting discounts and expenses.

The ordinary shares issued by the Company in connection with the initial public offering were subsequently re-designated and re-classified as Class A ordinary shares with a par value of US$0.000000385 each on a one-to-one- basis on March 8, 2024.

Change of Directors and Management

On December 14, 2023, Ms. Lixia Tu tendered her resignation as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective December 14, 2023. On February 1, 2024, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors approved and confirmed the appointment of Ms. Fangqin Lin as the succeeding independent director, the chairwoman of the Audit Committee and a member of the Nominating Committee and the Compensation Committee of the Company, effective February 1, 2024.

On May 31, 2025, Ms. Fangqin Lin tendered her resignation as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective June 1, 2025. On June 12, 2025, Mr. Heng Wee Koon was appointed as an independent director and as chair of the Audit Committee and a member of the Nominating Committee and the Compensation Committee of the Company, effective June 12, 2025.

On September 25, 2025, Mr. Heng Wee Koon notified the Company of his resignation as an independent director, effective September 25, 2025.

On October 22, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Amanda Guo Jie was appointed as independent director and chair of audit committee of the Company, effective October 22, 2025.

On October 23, 2025, Ms. Phang Ai Lian notified the Company of her resignation as the Chief Financial Officer, effective October 23, 2025. On October 22, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Youyi Zhang was appointed as the Chief Financial Officer, effective October 23, 2025.  On October 23, 2025, approved by the Board of Directors, Ms. Phang Ai Lian was appointed as the Chief Operating Officer, effective October 23, 2025.

On December 24, 2025, the Board of Directors of the Company has approved the resignation of Ms. Michelle Ting Ting Tan as the Company’s Director.

General Shareholders Meetings

On March 8, 2024, the Company held an extraordinary general shareholder meeting (“EGM”) and effected amendments to its amended and restated memorandum and articles of association, under which the authorized share capital of the Company of US$100,100, which was divided into 260,000,000,000 ordinary shares, of a par value of US$0.000000385 each, was redesignated into (a) 259,950,000,000 Class A ordinary shares of a par value of US$0.000000385 each, and (b) 50,000,000 Class B ordinary shares of a par value of US$0.000000385 each, and the 21,395,400 authorized and issued and outstanding ordinary shares held by BIN XUE, GBUY GLOBAL LTD, and WEBUY TALENT LTD were re-designated and re-classified as 21,395,400 Class B ordinary shares with a par value of US$0.000000385 each.

On December 18, 2024, the Company held an annual general shareholder meeting (“AGM”) at which the shareholders approved, among others, a share consolidation of the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40) (the “Range”), with the exact ratio within the Range and the exact date to be determined by the Board in its sole discretion within 1 year. On January 15, 2025, the Board approved a share consolidation at a ratio of one (1)-for-forty (40), resulting in a change of the Company’s authorised share capital from US$100,100 divided into 260,000,000,000 ordinary shares, of a par value of US$0.000000385 each, divided into (a) 259,950,000,000 Class A ordinary shares of a par value of US$0.000000385 each and (b) 50,000,000 Class B ordinary shares of a par value of US$0.000000385 each to US$100,100 divided into 6,500,000,000 shares of a nominal or par value of US$0.0000154 each in the share capital of the Company divided into 6,498,750,000 Class A ordinary shares of a nominal or par value of US$0.0000154 each and 1,250,000 Class B ordinary shares of a nominal or par value of US$0.0000154 each.

On March 21, 2025, the Company held an EGM and effected (i) a share consolidation of the Company’s issued and unissued ordinary shares at a ratio of one (1)-for-three (3), resulting in a change of the Company’s authorised share capital from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 Class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 Class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 Class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.666 Class B ordinary shares of a par value of US$0.0000462 each; and (ii) immediately following the share consolidation becoming effective, the authorized but unissued share capital of the Company was diminished by US$0.0000308 by the cancellation of the 0.666 authorized but unissued Class B ordinary shares with par value of US$0.0000462 each in the capital of the Company (the “Diminution”) such that immediately following the Diminution, the authorized share capital of the Company was US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 Class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666 Class B ordinary shares of a par value of US$0.0000462 each.

Adoption of Share Incentive Plan

On December 16, 2024, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan had a maximum number of 4,200,000 Class A ordinary shares of par value US$0.000000385 each of the Company available for issuance pursuant to all awards under the 2024 Plan. On December 20, 2024, the Company issued 4,200,000 Class A ordinary shares of par value US$0.000000385 each under the 2024 Plan to certain employees of the Company as compensation for their continued service in the Company.

On December 31, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 334,859 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Plan. On January 30, 2026, the Company issued 334,859 Class A Ordinary Shares under the 2025 Plan to certain employees of the Company as compensation for their continued service in the Company.

Follow-on Offerings

Self-Underwritten Offering

On May 2, 2024, and May 17, 2024, the Company completed a self-underwritten offering, wherein the Company issued 9,999,999 Class A ordinary shares of par value US$0.000000385 each at an issue price of US$0.29 per share. The Company received gross proceeds in the amount of US$2,900,000 before deducting any related expenses.

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

As of the date of this annual report, the Company has repaid all the remaining balance on the Note.

2024 Registered Direct Offering

On December 16, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 5,372,792 Class A ordinary shares of the Company, par value $0.000000385 per share, at a purchase price of $0.1756 per share; and (ii) pre-funded warrants to purchase up to 15,640,447 Class A ordinary shares (the “Pre-Funded Warrants”) at a purchase price of $$0.1755 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The Registered Direct Offering closed on December 17, 2024. The Company received approximately $3.7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the issued and outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

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

2025 Follow-on Offering

On July 30, 2025, the Company entered into certain securities purchase agreements (the “2025 Purchase Agreement”) with certain institutional investors named thereto (the “2025 Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-effort offering: (i) 721,918 Class A ordinary shares of the Company, par value $0.0000462 per share, at a purchase price of $3.65 per share; and (ii) pre-funded warrants to purchase up to 100,000 Class A ordinary shares, par value $0.0000462 per share, (the “2025 Pre-Funded Warrants”) at a purchase price of $$3.6499 to the purchase price for Class A ordinary shares, less the exercise price of $0.0001 per share. This offering closed on August 1, 2025. The Company received approximately $3 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intended to use the net proceeds from the offering for development of AI travel assistant platform, research and development for AI-integrated travel hardware, and general working capital purposes.

The Class A ordinary shares, the 2025 Pre-Funded Warrants and the Class A ordinary shares underlying the 2025 Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No.333-288310) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on June 27, 2025, and as further amended by the Post-effective Amendment No.1, No.2 and No.3 to the Registration Statement, filed with the SEC on July 1, 2025, July 14, 2025, and July 16, 2025, respectively, and declared effective by the SEC on July 18, 2025.

On July 30, 2025, the Company entered into a placement agency agreement (the “2025 Placement Agency Agreement”) with DBC, pursuant to which the Company engaged DBC as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the 2025 Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to six and a half percent (6.5%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the DBC at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $120,000.

2026 PIPE Offering

On February 19, 2026, the Company entered into a securities subscription agreement, as amended (the “Securities Subscription Agreement”) with Mingjie Zheng (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor its Class A Ordinary Shares (the “PIPE Shares”) for an aggregate purchase price of $1,000,000, at a purchase price per share equal to 90% of the average closing price of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market for the five (5) trading days immediately preceding the closing date. The Company received $600,000 on February 19, 2026 and the remaining $400,000 on March 13, 2026. Based on the pricing formula set forth in the Securities Subscription Agreement, the purchase price per share was calculated to be $0.8776. Accordingly, the Company issued 1,139,472 PIPE Shares to the Investor on March 24, 2026.

Equity Line of Credit

On March 23, 2026, the Company entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”), dated as of March 23, 2026, with an institutional investor (the “Investor”), whereby the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase up to $20,000,000 of the Company’s Class A Ordinary Shares. Concurrently with the execution of the Purchase Agreement, the Company and the Investor also entered into a Registration Rights Agreement, dated as of March 23, 2026, between the Company and the Investor (the “Registration Rights Agreement” and, together with the Purchase Agreement, the “Transaction Documents”), pursuant to which the Company agreed to file with the SEC one or more registration statements to register under the Securities Act the offer and resale by the Investor of all of the Class A Ordinary Shares that may be issued and sold by the Company to the Investor from time to time under the Purchase Agreement (each, a “Registration Statement”).

Nasdaq Listing Standards and Compliance Status

2024 Nasdaq Trading Suspension, Appeal and Reinstation

On January 26, 2024, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Continued Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 25, 2024, to regain compliance with the Rule. Subsequently, on July 25, 2024, the Company was provided an additional 180 calendar day compliance period, or until January 21, 2025, to demonstrate compliance.

On January 22, 2025, the Company received a delisting notice from Nasdaq due to non-compliance with the $1.00 minimum bid price requirement. Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s shares on January 31, 2025. As a result, the Company’s Shares were trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

To regain its Nasdaq listing, the Company formally appealed the decision and presented its compliance plan at a hearing on February 27, 2025.

On March 21, 2025, the Panel granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company had to demonstrate compliance by May 2, 2025, and provide prompt notification of any significant developments affecting its status.

On April 30, 2025, the Company received a letter from Nasdaq confirming that the Company has demonstrated compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules, as required by the Panel decision. Consequently, the Company’s shares had been reinstated to trade on the Nasdaq Capital Market, effective May 8, 2025.

2026 Nasdaq Minimum Stockholders’ Equity Deficiency Notice and Compliance Plan

On January 5, 2026, the Company received a notice from the staff of the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”).

The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000. Based on the Company’s unaudited condensed interim consolidated financial statements as of June 30, 2025, as reported in its Form 6-K filed on October 29, 2025, the Company reported stockholders’ equity of $364,854 and, as of January 5, 2026, did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. In accordance with Nasdaq Listing Rules, the Company was provided 45 calendar days, or until February 19, 2026, to submit a plan to regain and sustain compliance with the Minimum Stockholders’ Equity Rule.

On February 19, 2026, the Company submitted its compliance plan to Nasdaq. As described in such plan, the Company expects to regain compliance with the Minimum Stockholders’ Equity Rule, including through anticipated improvements in stockholders’ equity to be reflected in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as well as through certain capital markets transactions and strategic initiatives. There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will be able to regain and maintain compliance with the Minimum Stockholders’ Equity Rule or otherwise satisfy the continued listing requirements of The Nasdaq Capital Market.

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

Travel Agents Act 1975

The Travel Agents Act 1975 of Singapore provides that a person must not carry on the business of a travel agent unless the person is authorized to do so by a license. Travel agent licenses are issued by the Singapore Tourism Board (“STB”).

In Singapore, a business that sells or supplies packaged travel tours generally must hold a travel agent’s licence under the Travel Agents Act 1975. The business is principally governed by the Travel Agents Act 1975 and the Travel Agents Regulations 2017, which set out licensing, financial thresholds, operational rules, exemptions, and compliance obligations. A person carries on the business of a travel agent if the person carries on, or or advertises or holds himself, herself or itself out as carrying on, a business of (a) supplying any person a right to travel on any conveyance; (b) supplying any person — (i) a right to travel on any conveyance to; and (ii) a right of accommodation at a hotel or similar boarding premises at, one or more places, whether in Singapore or elsewhere; (c) purchasing, or reserving, for resale to any person a right to travel on any conveyance; (d) supplying any tour (whether or not organized by the person) to any other person; (e) any other similar activity that may be prescribed.

STB is in charge of issuing licenses and regulating travel agencies. STB is also authorized to impose conditions, investigate conduct, and enforce compliance. STB may also suspend or revoke a licence, or require a financial penalty, on grounds including unsuitability, offences, contraventions, or the public interest.

The Travel Agents Regulations 2017 govern the conduct of travel agents around key areas such as licensing, solvency, transparent advertising and contracting, pre-payment insurance advisories, proper handling of customer money, cancellation/refund rights where there are material changes to the travel product and Hajj travel (referring to pilgrimage travel arrangements for Muslims travelling to Mecca, Saudi Arabia, to perform the annual Hajj).

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

Indonesia

Regulations on Foreign Investment and Foreign Ownership Restrictions

Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”) as amended by Government Regulation in Lieu of Law No. 2 of 2022 concerning Job Creation, as stipulated to become law based on Law No. 6 of 2023 (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those expressly closed to or restricted from foreign investment, or those that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company established under and domiciled in the Republic of Indonesia, unless otherwise stipulated by law.

The Indonesian government from time to time issues a list of business activities that are open, conditionally open, or closed to foreign investment, referred to as the “Investment List.” The current Investment List is set forth in Presidential Regulation (“PR”) No. 10 of 2021 regarding Investment Business Activities, dated February 2, 2021, as amended by PR No. 49 of 2021 dated May 24, 2021 (“PR 10/2021”). Under PR 10/2021, travel agency business activities (classified under Indonesian Standard Industrial Classification (“KBLI”) Code 79111) and tour operator business activities (KBLI Code 79121) are open to foreign investment without any foreign ownership cap and may be carried out by a wholly foreign-owned Indonesian limited liability company (a Perseroan Terbatas Penanaman Modal Asing or “PMA”), subject to compliance with applicable licensing requirements.

Pursuant to the Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal or “BKPM”) Regulation No. 4 of 2021, as amended, a PMA is generally required to have a minimum investment value of more than IDR 10 billion per business line (KBLI code) per project location, excluding the value of land and buildings. This minimum investment threshold applies to the travel agency and tour operator business activities conducted by our Indonesian travel subsidiaries. Failure to satisfy or maintain this threshold, or non-compliance with applicable foreign investment requirements more generally, could result in administrative sanctions and may materially affect the ability of our Indonesian travel subsidiaries to continue their operations.

In addition, the Investment Law strictly prohibits domestic and foreign investors from entering into agreements or making declarations stating that share ownership in a company is held for and on behalf of another person. Any such agreements or declarations shall be deemed void by law.

Regulations on Travel Agency and Tour Operator Business

The travel services business in Indonesia is primarily governed under Law No. 10 of 2009 regarding Tourism (“Tourism Law”), which provides the foundational legal framework for all tourism-related business activities in Indonesia, including the provision of travel services, tour packages, and related hospitality services. The Tourism Law mandates that all tourism business operators, including travel agencies and tour operators, comply with applicable licensing requirements and operate in accordance with the standards and principles established thereunder.

Government Regulation No. 52 of 2012 regarding Competency Certification and Business Certification in the Field of Tourism (“GR 52/2012”) further prescribes the certification and competency requirements applicable to tourism businesses and their personnel. Under GR 52/2012, tourism business actors must obtain relevant business certifications to demonstrate compliance with operational standards and service quality requirements prescribed by the Ministry of Tourism and Creative Economy of the Republic of Indonesia (the “Ministry of Tourism”).

Pursuant to the Minister of Tourism and Creative Economy Regulation No. 4 of 2021 regarding Tourism Business Standards (“Permenparekraf 4/2021”), travel agency businesses and tour operator businesses in Indonesia are classified into distinct business lines with separate licensing and operational requirements. A travel agency (Agen Perjalanan Wisata) is engaged in the marketing and distribution of travel products, while a tour operator (Biro Perjalanan Wisata) is engaged in the planning, organization, and provision of packaged tour services. Our Indonesian travel subsidiaries, PT Webuy Travel Indonesia and PT Travel With Webuy, operate as tour operators, providing both packaged tour products and outbound travel services to customers in Indonesia.

Following the enactment of the Omnibus Law, the Indonesian government implemented risk-based business licensing pursuant to Government Regulation No. 5 of 2021 regarding the Implementation of Risk-Based Business Licensing, which classifies business activities according to their risk profile and prescribes corresponding licensing requirements. Travel agency and tour operator business activities are generally classified as medium-low risk, and accordingly require, among other things, a Business Identification Number (Nomor Induk Berusaha or “NIB”) and a standard certificate (Sertifikat Standar) issued through Indonesia’s Online Single Submission (Perizinan Berusaha Terintegrasi Secara Elektronik or “OSS”) system.

To lawfully conduct tourism business activities in Indonesia, travel agencies and tour operators must obtain and maintain the following:

●	An NIB, issued through the OSS system, which serves as the primary business registration identifier and, for low-to-medium risk tourism activities, may also function as the relevant operating license;

●	A Tourism Business Registration Certificate (Tanda Daftar Usaha Pariwisata or “TDUP”), as applicable, which evidences registration as a tourism business operator with the relevant regional government authority; and

●	Any applicable tourism business certification (Sertifikasi Usaha Pariwisata) as required under GR 52/2012 and Permenparekraf 4/2021, confirming compliance with prescribed service standards.

PT Webuy Travel Indonesia and PT Travel With Webuy must hold, and maintain in full force and effect, the NIB, Sertifikat Standar, TDUP (where applicable), and other licenses, registrations, and tourism business certifications necessary to conduct their tour operator business activities in Indonesia. Failure to obtain, renew, or maintain any such license, registration, or certification, or any breach of the operational standards prescribed under the Tourism Law and Permenparekraf 4/2021, could result in administrative sanctions, including written warnings, temporary suspension of business activities, revocation of licenses, and administrative fines, any of which could materially and adversely affect the operations of our Indonesian travel subsidiaries.

Regulations on Outbound Travel Services

Tour operators providing outbound travel services to Indonesian consumers are subject to consumer disclosure, pricing transparency, and product-content requirements prescribed under the Tourism Law and the relevant Ministry of Tourism implementing regulations. Such requirements include the obligation to provide customers with clear and complete information regarding travel itineraries, inclusions and exclusions, cancellation and refund policies, and the terms of any third-party service providers engaged in connection with the tour.

Tour operators must also ensure that their outbound packaged tour products comply with the applicable requirements of the destination countries, including visa, immigration, and health-related requirements imposed by such countries. Foreign exchange and payment regulations issued by Bank Indonesia, the central bank of the Republic of Indonesia, may also apply to international payment transactions relating to outbound travel services, including requirements regarding the use of Indonesian Rupiah for domestic transactions and reporting obligations for cross-border foreign exchange activities.

In addition, tour operators engaging in outbound travel services may face legal or contractual exposure arising from the acts or omissions of third-party service providers (including airlines, hotels, ground transportation operators, and destination-country tour operators) engaged in the delivery of packaged tour products. Consumer claims or disputes involving services rendered in destination countries may further expose tour operators to cross-border jurisdictional and enforcement complexities, which could increase the cost and uncertainty of dispute resolution. Non-compliance with applicable disclosure, pricing transparency, or foreign exchange requirements could subject our Indonesian travel subsidiaries to administrative sanctions, civil claims by customers, and reputational harm, any of which could adversely affect their operations.

Regulations on Consumer Protection

Consumer protection in Indonesia is primarily governed by Law No. 8 of 1999 regarding Consumer Protection (“Consumer Protection Law”), which establishes the rights of consumers and the obligations of business operators in connection with the provision of goods and services. The Consumer Protection Law prohibits business operators from engaging in unfair trade practices, including misrepresentation, false advertising, or the imposition of unreasonable terms and conditions on consumers.

Under the Consumer Protection Law, consumers have the right to receive accurate and complete information regarding the goods and services they purchase, to receive services in accordance with agreed terms, and to seek redress in the event of loss or damage arising from the provision of defective or non-conforming goods or services. Business operators who fail to comply with the obligations prescribed under the Consumer Protection Law may be subject to administrative sanctions, civil liability, and criminal prosecution.

The National Consumer Protection Agency (Badan Perlindungan Konsumen Nasional or “BPKN”) and the Consumer Dispute Settlement Agency (Badan Penyelesaian Sengketa Konsumen or “BPSK”) are the primary regulatory bodies responsible for overseeing the implementation of the Consumer Protection Law and resolving consumer disputes in Indonesia. Consumers may bring complaints before the BPSK, which has the authority to adjudicate disputes and impose remedies, including compensation orders, against non-compliant business operators.

In addition, Minister of Trade Regulation No. 31 of 2023 regarding Business Licensing, Advertising, Guidance, and Supervision of Business Actors in Trading Through Electronic Systems (“MOTR 31/2023”) imposes specific consumer protection obligations on business actors engaged in trading through electronic systems (Perdagangan Melalui Sistem Elektronik or “PMSE”), including the obligation to provide accurate product information, transparent pricing, clear terms and conditions, and mechanisms for handling consumer complaints. As operators of online travel platforms, PT Webuy Travel Indonesia and PT Travel With Webuy are directly subject to the Consumer Protection Law and MOTR 31/2023 in the conduct of their travel services operations. Adverse determinations in consumer complaints, regulatory actions, or dispute resolution proceedings could result in compensation obligations, administrative sanctions, and reputational harm, any of which could materially affect customer trust and the operations of our Indonesian travel subsidiaries.

Regulations on Personal Data Protection

The processing of personal data in Indonesia is governed by Law No. 27 of 2022 regarding Personal Data Protection (“PDP Law”), which took full effect on October 17, 2024 upon the expiry of its two-year transitional period. The PDP Law establishes a comprehensive framework for the collection, processing, storage, transfer, and destruction of personal data in Indonesia and applies to all personal data controllers and processors operating within or outside of Indonesia where the data subjects are Indonesian residents.

Under the PDP Law, personal data controllers are required to:

●	obtain the explicit and informed consent of data subjects prior to collecting and processing their personal data, except in circumstances where processing is permitted on other legal bases prescribed under the PDP Law;

●	provide data subjects with clear information regarding the purposes and legal basis for processing their personal data, the categories of data processed, the retention period, and the rights available to data subjects;

●	implement appropriate technical and organizational security measures to protect personal data from unauthorized access, disclosure, alteration, or destruction;

●	appoint a Data Protection Officer (DPO) where the processing of personal data is carried out on a large scale, involves sensitive personal data, or constitutes a core business activity; and

●	notify the competent supervisory authority and affected data subjects within 72 hours of becoming aware of a personal data breach that poses a risk to data subjects.

Data subjects under the PDP Law are entitled to access, rectify, delete, and restrict the processing of their personal data, as well as to withdraw consent and to object to processing in certain circumstances. Cross-border transfers of personal data are permitted subject to the transferee country providing an equivalent level of personal data protection, or the data controller implementing appropriate safeguards as prescribed by the PDP Law.

As operators of a technology-enabled travel platform that collects and processes personal data of Indonesian customers, including travel preferences, payment information, identification documents, and booking histories, PT Webuy Travel Indonesia and PT Travel With Webuy are subject to the full scope of obligations under the PDP Law. Non-compliance with the PDP Law may result in administrative sanctions, including written warnings, temporary suspension of data processing activities, deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue in Indonesia. In addition, certain intentional violations of the PDP Law may be subject to criminal penalties of up to six years’ imprisonment and fines of up to IDR 6 billion (approximately $360,000), depending on the nature of the offense, which include the unlawful obtaining, disclosure, use, or falsification of personal data under the PDP Law. Any material data breach or enforcement action under the PDP Law could result in substantial remediation costs, regulatory fines, and loss of customer trust in our travel platforms.

Regulations on Electronic Systems Provider Registration

In October 2019, the Government of Indonesia enacted Government Regulation No. 71 of 2019 on the Implementation of Electronic Systems and Transactions (“Electronic System Regulation”), which requires all electronic system operators to register with the Ministry of Communications and Information Technology (“MOCIT”) and obtain an Electronic System Provider Registration Certificate (Surat Tanda Terdaftar Penyelenggara Sistem Elektronik or “Registration Certificate”). Registration is required for any electronic system operator that owns an internet-based portal, website, or mobile application used for, among other things, the offering and/or trading of goods and services, the processing of personal data, or the provision of communication services.

In addition, pursuant to Minister of Communications and Information Technology Regulation No. 5 of 2020, as amended by Regulation No. 10 of 2021 regarding Private Electronic System Operators, all private electronic system operators, including offshore operators whose services are accessible in Indonesia, must register with MOCIT. Failure to register may result in administrative sanctions, including written warnings, temporary suspension of services, and access-blocking orders issued by MOCIT.

Retail International Pte. Ltd. in its capacity as the operator of the systems, and our Indonesian travel subsidiaries conduct their digital business operations through these duly registered electronic systems. Any failure of the group-level registration arrangements to be recognized by MOCIT, or any requirement for our Indonesian travel subsidiaries to obtain separate registrations in their own right, could result in administrative sanctions, including access-blocking orders, which could materially and adversely affect the operations of our Indonesian travel subsidiaries.

Regulations on Competition

Business competition and monopolistic practices in Indonesia are generally regulated under Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Competition, dated March 5, 1999, as amended by the Omnibus Law (the “Competition Law”). Pursuant to the Competition Law, business actors in Indonesia are prohibited from, among other things, (i) entering into anti-competitive agreements or engaging in conduct that results in oligopoly, price-fixing, market allocation, boycotts, cartels, trust arrangements, vertical integration, or closed agreements; (ii) engaging in monopoly, monopsony, market control, or conspiracy; and (iii) abusing dominant positions.

The Business Competition Supervisory Commission (Komisi Pengawas Persaingan Usaha or “KPPU”) has the authority to supervise the implementation of the Competition Law. The KPPU is an independent institution that reports to the President of the Republic of Indonesia. Transactions that meet certain thresholds set forth in the Competition Law and KPPU regulations must be notified post factum to the KPPU within 30 business days of the date on which the transaction is legally effective.

Non-compliance with the Competition Law could subject the offending party to administrative sanctions, including partial or entire annulment of the relevant agreement, an order to cease the prohibited conduct, unwinding of the transaction, payment of compensation, and administrative fines. The administrative fine ranges from a minimum of IDR 1 billion (approximately $60,000) to a maximum of 50% of net profit received by the perpetrator in the relevant market during the period of non-compliance, 10% of total sales in the relevant market during such period, or IDR 25 billion (approximately $1.5 million) for failure to notify a notifiable transaction.

As operators of online travel platforms that aggregate third-party travel products and enter into commercial arrangements with airlines, hotels, tour providers, and other travel service suppliers, our Indonesian travel subsidiaries may be subject to scrutiny under the Competition Law in respect of arrangements such as exclusivity obligations, most-favored-nation or price-parity clauses, bundling of travel products, and joint promotional or distribution activities with third parties. Any successful challenge under the Competition Law, or any failure to notify a notifiable transaction, could result in administrative sanctions, including fines, remedial orders, or unwinding of relevant arrangements, which could materially affect the business operations of our Indonesian travel subsidiaries.

PT Webuy Travel Indonesia and PT Travel With Webuy maintain internal compliance frameworks and undertake periodic reviews to monitor developments in the Indonesian regulatory environment described above.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Date	Percentage Ownership	Parent Company
New Retail International Pte. Ltd.	Singapore	November 23, 2018	100%	Webuy Global Ltd
The Shopaholic Bear Ltd.	Singapore	April 6, 2021	100%	New Retail International Pte. Ltd.
Altitude Travel Pte. Ltd. (former name: Bear Bear Pte. Ltd.)	Singapore	November 2, 2021	100%	Webuy Global Ltd
PT Webuy Social Indonesia	Indonesia	May 5, 2020	95%	New Retail International Pte. Ltd.
Webuy Travel Pte. Ltd.	Singapore	November 15, 2022	100%	New Retail International Pte. Ltd.
PT Buah Kita Retail	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
PT Webuy Travel Indonesia	Indonesia	October 23, 2023	100%	PT Webuy Social Indonesia
Altitude MICE Pte. Ltd. (former name: Webuy Advisory Pte. Ltd.)	Singapore	February 2, 2024	100%	Webuy Global Ltd
PT Webuy Prime Indonesia	Indonesia	October 16, 2024	99%	New Retail International Pte. Ltd
PT Travel With Webuy	Indonesia	September 23, 2024	99%	Webuy Travel Pte. Ltd.

Below is a chart illustrating our corporate structure:

WEBUY GLOBAL LTD.
("WeBuy")
(a Cayman Islands company)
100%
New Retail International Pte. Ltd.
("New Retail")
(a Singapore company)
100%
Altitude Travel Pte Ltd ("ATPL")
(formerly known as : Bear Bear Pte Ltd)
(a Singapore company)
100%
Altitude MICE Pte Ltd ("AMPL")
(formerly known as Webuy Advisory Pte. Ltd.)
(a Singapore company)
95%
PT Webuy Social Indonesia
("PTWB")
(an Indonesia company)
100%
Webuy Travel Pte. Ltd.
("WTPL")
(a Singapore company)
100%
The Shopaholic Bear Pte. Ltd.
("TSB")
(a Singapore company)
99%
PT WEBUY PRIME INDONESIA
("WPI")
(an Indonesia company)
Business Identification Number
-
70%
PT Webuy Travel Indonesia
("PTWT")
(an Indonesia company)
-
99%
PT. Travel With Webuy
("TWW)"
(an Indonesian company)
99%
PT Buah Kita Retail
("PTBK")
(an Indonesia company)

4.D. Property, Plant and Equipment

Intellectual Property

As of the date of this annual report, we have registered the following trademarks with the Intellectual Property Office of Singapore (“IPOS”):-

S/No.	Mark	Trade Mark Number	Registration Date
1.		40202523433X	February 6, 2026
2.		40202523434V	April 14, 2026

We have not registered any other intellectual property rights, save for the trademarks stated above.

Lease commitments

Our principal executive office is situated in Tampines, Singapore, which also doubles as a warehouse space. We have entered into a lease agreement which will expire on March 31, 2028. The premises is located at 35 Tampines Street 92, Singapore 528880 with floor area of 8,931 square meters. The total of the current monthly rent of this premise is S$91,096.

As part of our travel agency operations, Webuy Travel Pte. Ltd. maintains leased office units located at 101 Upper Cross Street, People’s Park Centre, Singapore 058357. Unit #02-27, with a floor area of approximately 454 square feet, is currently leased at a monthly rent of S$5,500 and the lease will expire on May 9, 2026.

Unit #02-29, which also has a floor area of approximately 454 square feet and is currently leased at a monthly rent of S$6,500, expired on June 14, 2027.

In addition, we have entered into a lease agreement for retail premises located at Esplanade MRT Station, Singapore, comprising units #B1-13/13A to #B1-17/17A. The premises has an approximate floor area of 284.5 square meters. The lease term is for 24 months commencing in February 2026, with an option to renew for a further 24 months subject to mutual agreement. The agreed base rent is approximately S$16,742.83 per month, with additional service charges of approximately S$4,694.25 per month, excluding goods and services tax.

In Indonesia, we lease office premises located in Mall of Indonesia, Jalan Boulevard Barat Raya Blok I No. 19, Kelapa Gading, Jakarta, with an approximate floor area of 90 square meters. The lease has been renewed for an additional term of two years commencing on September 29, 2025 and expiring on September 28, 2027. The total rental value for the renewal term is approximately IDR 570,000,000.

In addition, we have entered into a tenancy agreement for a three-storey commercial property located in Surabaya, Indonesia, with an approximate floor area of 85 square meters. The lease term is for two years commencing on October 15, 2025 and expiring on October 15, 2027. The total rental value for the lease term is approximately IDR 320,000,000. The premises are intended to be used for travel agency operations.

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

Overview

We are an Asia-focused travel services company that operates a technology-enabled travel platform serving outbound and inbound travel demand across key regional markets, including Singapore, Indonesia, Malaysia, and China. Through our WeTrip platform, we primarily serve international travelers from western markets, including the United States, the United Kingdom, and Australia, who travel to China and other destinations in Asia. In Southeast Asia, particularly Singapore and Indonesia, we serve outbound travel demand from local customers through our Webuy Travel brand, which focuses on providing affordable yet high-quality travel experiences to destinations worldwide. We also operate the Altitude brand, which is designed to serve customers seeking more curated and premium travel experiences through an advisory-based service model supported by immersive destination presentation and AI-assisted personalization tools.

Following the Company’s strategic focus on its travel business, Webuy has transitioned toward travel-related operations supported by a technology-enabled operating model. This model integrates digital tools and data-driven capabilities designed to support customer acquisition, itinerary personalization, and travel service delivery across the Company’s platforms.

Prior to the third quarter of 2025, we primarily operated a community e-commerce retail business focused on grocery and daily essentials. Through that business, we developed a base of community users and capabilities in digital marketing, social commerce, and group-based customer engagement. Beginning in the third quarter of 2025, we transitioned our primary business focus from community e-commerce to travel services and related technology infrastructure. As a result, we have limited operating history in the travel services industry, and our future results of operations may not be comparable to our historical results. See “Risk Factors — Risks Related to Our Business and Industry.”

The Company’s consolidated financial statements present the Singapore grocery business as discontinued operations for the year ended December 31, 2025.

For comparability and to provide a meaningful analysis of the Company’s ongoing business performance, the discussion below focuses on results from continuing operations for all periods presented, unless otherwise stated.

Prior period amounts have been adjusted accordingly to exclude the results of the discontinued grocery segment. Results from discontinued operations are presented separately where relevant, including within net income (loss).

5.A. Operating Results.

The following table sets forth certain operational data for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Revenues	$18,834,099	$50,869,812	$50,837,232
Cost of revenues	(16,574,549)	(48,311,974)	(47,520,011)
Gross profit	2,259,550	2,557,838	3,317,221

Operating expenses
Selling and distribution expenses	(1,469,357)	(1,284,107)	(956,415)
General administrative expenses	(7,406,651)	(6,441,948)	(3,733,930)
Share-based compensation	-	(630,000)	-
Total operating expenses	(8,876,008)	(8,356,055)	(4,690,345)

Loss from operations	(6,616,458)	(5,798,217)	(1,373,124)

Other income (expense)	-	-	-
Other income	1,619,461	2,614,863	284,992
Finance costs	(594,902)	(228,118)	(14,273)
Total other income (expense), net	1,024,559	2,386,745	270,719

Loss before income taxes	(5,591,899)	(3,411,472)	(1,102,405)
Income taxes	-	-	-
Net loss from continuing operations, net of tax	(5,591,899)	(3,411,472)	(1,102,405)

Net loss from discontinued operations, net of tax	(3,101,010)	(3,363,947)	(4,060,049)

Total net loss	(8,692,909)	(6,775,419)	(5,162,454)

Comparison of Years Ended December 31, 2025 and 2024

Accordingly, revenue disaggregation below distinguishes between continuing and discontinued operations for all periods presented.

	Years Ended December 31,				Change
	2025	%	2024	%	(%)
	USD		USD
Discontinued operations
Food and beverage	$1,170,458	51.6	$3,782,036	50.9	(69.1)
Fresh produce	1,050,384	46.3	3,625,667	48.8	(71.0)
Lifestyle and other personal care items	48,488	2.1	26,320	0.3	84.2
Total	$2,269,330	100.0	$7,434,023	100.0	(69.5)

Continuing operations
Food and beverage	$—	—	$27,751,764	54.6	(100.0)
Fresh produce	440,295	2.3	8,323,343	16.4	(94.7)
Packaged-tour	18,393,804	97.7	14,789,379	29.0	24.4
Others	—	—	5,326	—	(100)
Total	$18,834,099	100.0	$50,869,812	100.0	(63.0)

Revenue from continuing operations decreased by approximately $32.04 million, or 63.0%, to approximately $18.83 million for the year ended December 31, 2025, from approximately $50.87 million for the year ended December 31, 2024.

The decrease was primarily attributable to the significant reduction in grocery-related revenue within continuing operations, particularly in Indonesia, as the Company substantially scaled down its grocery business during 2025 while not yet classifying such operations as discontinued.

Such operations are separately presented as discontinued operations only for the Singapore grocery segment.

Fresh produce revenue within continuing operations declined by approximately 94.7%, from $8.32 million in 2024 to $0.44 million in 2025. This decrease was mainly due to the cessation of most grocery trading activities in Indonesia during 2025, following management’s strategic decision to wind down the segment amid tightening working capital conditions and reassessment of its long-term viability.

In contrast, packaged tour services became the dominant revenue contributor, accounting for approximately 98% of continuing operations revenue in 2025, compared to 29% in 2024. Revenue from packaged tours increased by approximately 24.4%, from $14.79 million in 2024 to $18.39 million in 2025.

The growth in packaged tour revenue was driven by:

1.	the Company’s strategic shift toward a travel-focused business model,

2.	expansion of outbound travel offerings across Singapore and Indonesia, and

3.	improved customer acquisition through digital marketing and community-based channels.

Overall, the decline in revenue from continuing operations reflects the intentional transition away from low-margin grocery activities, particularly in Indonesia, partially offset by growth in higher-margin travel-related services. While travel revenue continues to expand, it has not yet fully compensated for the significant reduction in grocery-related revenue during the transition period.

Cost of Revenues

Our breakdown of cost of revenues for the years ended December 31, 2025 and 2024, respectively, is summarized below:

	Year Ended December 31,
	2025	2024
	USD	USD
Discontinued operations
Changes in inventory	$1,675,919	$5,262,576
Direct labor	291,322	312,070
Packing and handling	60,297	151,206
Total costs of revenue	2,027,538	5,725,852

Continuing operations
Changes in inventory	$680,644	$35,637,052
Direct labor	106,348	42,042
Packing and handling	-	778
Direct costs for packaged-tour	15,787,557	12,632,102
Total costs of revenue	16,574,549	48,311,974

Cost of revenues from continuing operations decreased to approximately $16.57 million for the year ended December 31, 2025 from approximately $48.31 million in 2024, representing a decrease of approximately $31.74 million, or 65.7%.

The decrease was primarily attributable to the substantial reduction in grocery-related activities within continuing operations, particularly in Indonesia, where the Company significantly scaled down its fresh produce business during 2025. As a result, procurement, inventory handling, and other direct costs associated with these activities declined significantly.

Direct costs for packaged tour services became the dominant component of cost of revenues in 2025, amounting to approximately $15.79 million, compared to approximately $12.63 million in 2024, representing an increase of approximately 25.0%. This increase was in line with the growth in packaged tour revenue and reflects higher volumes of travel services delivered, including air tickets, accommodation, and land arrangements.

Direct labor costs increased to approximately $0.11 million in 2025 from approximately $0.04 million in 2024, reflecting continued investment in operational support for the expanding travel segment.

Overall, the cost structure of continuing operations has shifted from an inventory-intensive model to a more asset-light, service-oriented model, with travel-related direct costs now forming the majority of cost of revenues.

Gross Profit

Gross profit from continuing operations for the year ended December 31, 2025 was approximately $2.26 million, compared to approximately $2.56 million in 2024, representing a decrease of approximately $0.30 million, or 11.7%.

The decrease in gross profit was primarily attributable to the overall reduction in revenue from continuing operations.

Despite the decline in absolute gross profit, gross margin from continuing operations improved significantly from approximately 5.0% in 2024 to 12.0% in 2025.

The improvement in gross margin was mainly driven by:

●	a higher contribution from packaged tour services, which generally carry more favorable margins compared to other service offerings; and

●	improved cost management and pricing discipline within the travel segment as the Company scaled its operations.

Overall, the gross margin expansion reflects the Company’s evolving revenue mix within continuing operations, with a greater proportion of revenue generated from travel-related services. While gross profit declined in line with lower revenue, the improved margin profile indicates enhanced operational efficiency and a more favorable business mix.

Selling and distribution expenses

Selling and distribution expenses from continuing operations for the years ended December 31, 2025 and 2024 amounted to approximately $1.47 million and $1.28 million, respectively, representing an increase of approximately $0.19 million, or 14.84%.

The increase was primarily attributable to higher marketing and advertising expenses, which rose significantly from approximately $0.58 million in 2024 to $0.96 million in 2025. This increase was mainly driven by enhanced investment in digital marketing and customer acquisition initiatives to support the growth of the Company’s travel segment, as well as increased branding and promotional activities.

This increase was partially offset by reductions in several other expense categories. Direct labor costs decreased from approximately $0.96 million in 2024 to $0.39 million in 2025, reflecting a more streamlined workforce and improved operational efficiency. Rental expenses also declined from approximately $0.10 million to $0.04 million, following the rationalization of physical retail and operational space.

In addition, utilities expenses decreased significantly from approximately $0.03 million in 2024 to $0.004 million in 2025, and delivery fees declined slightly, reflecting reduced logistics intensity within continuing operations. Payment gateway fees and depreciation expenses remained relatively stable year-over-year.

Overall, the increase in selling and distribution expenses reflects the Company’s strategic shift toward a more marketing-driven and scalable business model, with greater emphasis on digital channels and customer acquisition within its continuing operations.

General and administrative expenses

General and administrative expenses from continuing operations for the years ended December 31, 2025 and 2024 amounted to approximately $7.41 million and $6.44 million, respectively, representing an increase of approximately $0.97 million, or 15.1%.

The increase was primarily attributable to higher bad debt expenses, which rose significantly from approximately $0.47 million in 2024 to $2.47 million in 2025. This increase was mainly driven by additional expected credit loss (“ECL”) provisions recorded on trade receivables and other receivables, including advances to suppliers, reflecting the aging of outstanding balances and continued uncertainty over recoverability.

In addition, the Company recognized approximately $0.30 million in compensation expense in 2025 in connection with a default-related settlement with Lind Global Fund II LP, which represents a one-off and non-recurring item.

Amortization expenses also increased from approximately $0.23 million in 2024 to $0.38 million in 2025, reflecting continued investment in intangible assets and technology-related developments. IT-related expenses increased significantly to approximately $0.19 million in 2025, compared to a minimal amount in 2024, in line with the Company’s increased focus on digital infrastructure.

These increases were partially offset by a significant decrease in foreign exchange losses, as the Company recorded a foreign exchange gain of approximately $0.05 million in 2025 compared to a loss of approximately $0.61 million in 2024. In addition, professional fees decreased from approximately $1.31 million to $1.01 million, reflecting lower advisory and compliance-related costs compared to the prior year.

Further cost reductions were observed in rental expenses, which declined from approximately $0.34 million to $0.14 million, and staff remuneration, which decreased from approximately $1.22 million to $0.84 million, reflecting continued cost optimization and a leaner organizational structure following the Company’s operational restructuring.

Overall, the increase in general and administrative expenses reflects the combined impact of higher provisioning for credit losses and certain one-off charges, partially offset by improvements in foreign exchange movements and continued cost control measures. Excluding these non-recurring and non-cash items, the Company’s underlying administrative cost base remained relatively stable.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $nil, $0.63 million and $nil for the year ended December 31, 2025, 2024 and 2023.

No shares were granted nor issued during the year ended December 31, 2025. In fiscal year 2024, a total of 2,100,000 shares were granted, recorded at par value, as part of the company’s equity incentive efforts to align long-term interests with key personnel.

Other (Expense) Income, net

Net other income from continuing operations for the years ended December 31, 2025 and 2024 amounted to approximately $1.02 million and $2.39 million, respectively, representing a decrease of approximately $1.37 million.

The decrease was primarily attributable to a significant reduction in interest income, which declined from approximately $1.27 million in 2024 to approximately $0.08 million in 2025. The higher interest income in 2024 was mainly related to interest earned from a promissory note, which did not recur at a similar level in 2025.

Other income increased to approximately $1.53 million in 2025 from approximately $1.28 million in 2024, primarily driven by miscellaneous income items. However, this increase was not sufficient to offset the decline in interest income.

Finance costs increased significantly to approximately $0.59 million in 2025 from approximately $0.23 million in 2024. The increase was mainly attributable to higher financing-related expenses, which rose from approximately $0.15 million in 2024 to approximately $0.59 million in 2025. These expenses primarily relate to costs associated with the Company’s financing arrangements during the year.

Government grant income decreased from approximately $0.05 million in 2024 to approximately $0.01 million in 2025, reflecting the tapering of government support programs. Rental income was not recognized in 2025, compared to approximately $0.01 million in 2024.

Overall, the decline in net other income reflects the combined effect of significantly lower interest income and higher financing costs, partially offset by stable contributions from other income streams.

Income Tax Expense

We conducted our businesses in Singapore and Indonesia and are subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expenses as we did not have taxable profits for the years ended December 31, 2025 and 2024.

Net Loss

During the year ended December 31, 2025, we incurred a net loss of approximately $8.69 million, compared to approximately $6.78 million for the year ended December 31, 2024, representing an increase of approximately $1.91 million.

The increase in net loss was primarily attributable to the reduction in revenue from continuing operations during the transition period, which was only partially offset by improvements in gross margin.

These included a one-off compensation expense of approximately $0.30 million in connection with the settlement with Lind Global Fund II LP following the delisting event, as well as a loss recognized on the early settlement of the Lind convertible note, arising from the difference between the carrying value of approximately $2.4 million and the actual settlement amount of approximately $2.0 million.

Furthermore, the Company recorded higher expected credit loss (“ECL”) provisions on trade receivables and advance payments, primarily associated with receivables arising from the Indonesia segment following the scaling down of operations.

These factors were partially offset by a significant reduction in cost of revenues and selling and distribution expenses, as well as an improvement in gross margin driven by the Company’s transition toward a higher-margin, asset-light travel business model.

Overall, the increase in net loss reflects the financial impact of the Company’s strategic transition and related one-off charges. Excluding these non-recurring items, the Company’s underlying operating performance showed signs of stabilization, supported by cost optimization efforts and the continued growth of its travel segment.

Discontinued Operations

During the year ended December 31, 2025, the Company disposed of its Singapore grocery business as part of its strategic shift toward a travel-focused business model. This segment has been presented as discontinued operations in accordance with ASC 205-20.

Revenue from discontinued operations decreased significantly from approximately $7.43 million in 2024 to approximately $2.27 million in 2025, reflecting the cessation of grocery activities. The remaining revenue in 2025 primarily represents residual transactions during the wind-down period.

Cost of revenues and operating expenses associated with discontinued operations also declined significantly, as inventory purchases, warehousing, and logistics activities were largely eliminated following disposal.

Gross profit from discontinued operations decreased in line with the reduction in revenue, as no ongoing operations remained except for minimal residual wind-down activities.

The results of discontinued operations are presented separately in the Statement of Operations and are excluded from the analysis of continuing operations above.

Comparison of Years Ended December 31, 2024 and 2023

Revenues

For the years ended December 31, 2024 and 2023, the Company derived its revenues primarily from grocery sales and packaged tour services across its Singapore and Indonesia markets.

During 2024, the Company began scaling down certain grocery operations, particularly in Singapore, in preparation for its strategic transition toward a travel-focused business model. As reflected in the Statement of Operations, revenues are presented separately for continuing and discontinued operations, and the following discussion is based on such presentation.

	Years Ended December 31,				Change
	2024	%	2023	%	(%)
	USD		USD
Discontinued operations
Food and beverage	$3,782,036	50.9	$3,479,998	32.1	8.7
Fresh produce	3,625,667	48.8	5,436,310	50.1	(33.3)
Lifestyle and other personal care items	26,320	0.3	1,932,630	17.8	(98.6)
Total	$7,434,023	100.0	$10,848,938	100.0	(31.5)

Continuing operations
Food and beverage	$27,751,764	54.6	$22,236,685	43.7	24.8
Fresh produce	8,323,343	16.4	13,939,462	27.4	(40.3)
Packaged-tour	14,789,379	29.0	14,661,085	28.9	0.9
Others	5,326	—	—	—	100
Total	$50,869,812	100.0	$50,837,232	100.0	0.1

Revenue from continuing operations remained relatively stable at approximately $50.87 million in 2024, compared to approximately $50.84 million in 2023, representing a marginal increase of approximately $0.03 million, or 0.1%.

Within continuing operations, food and beverage sales increased from approximately $22.24 million in 2023 to $27.75 million in 2024, representing an increase of approximately 24.8%, and accounted for 55% of continuing operations revenue in 2024 (2023: 44%). This growth was driven by increased order volumes and stronger demand in the Company’s core grocery categories during the period.

In contrast, fresh produce revenue decreased from approximately $13.94 million in 2023 to $8.32 million in 2024, representing a decline of approximately 40.3%, with its contribution to total continuing operations revenue decreasing from 27% in 2023 to 16% in 2024.

Packaged tour revenue remained relatively stable at approximately $14.79 million in 2024, compared to approximately $14.66 million in 2023, representing a slight increase of approximately 0.9%, and accounted for 29% of continuing operations revenue in both periods.

Overall, revenue from continuing operations remained broadly stable between 2023 and 2024, while the Company experienced a shift in revenue mix toward higher contribution from food and beverage categories and relatively stable performance in packaged tour services, partially offset by a decline in fresh produce sales.

Cost of revenues

Our breakdown of cost of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	Year Ended December 31,
	2025	2024
	USD	USD
Discontinued operations
Changes in inventory	$5,262,576	$8,387,097
Direct labor	312,070	390,840
Packing and handling	151,206	245,715
Total costs of revenue	5,725,852	9,023,652

Continuing operations
Changes in inventory	$35,637,052	$34,194,759
Direct labor	42,042	26,894
Packing and handling	778	3,738
Direct costs for packaged-tour	12,632,102	13,294,620
Total costs of revenue	48,311,974	47,520,011

Cost of revenues from continuing operations for the years ended December 31, 2024 and 2023 was approximately $48.31 million and $47.52 million, respectively, representing an increase of approximately $0.79 million, or 1.7%.

The increase was primarily attributable to changes in the composition of revenue within continuing operations, particularly the relative contribution of different product and service categories, each of which carries distinct cost structures, as well as ongoing adjustments in procurement and operational activities during the period.

Costs associated with food and beverage categories increased in line with higher sales volumes in 2024, while costs related to fresh produce declined, consistent with the reduction in revenue from this category.

Costs associated with packaged tour services remained broadly stable, reflecting relatively consistent revenue levels between 2023 and 2024. These costs primarily comprise payments to airlines, hotels, and destination management companies, which are generally variable in nature and aligned with transaction volumes.

Overall, the movement in cost of revenues reflects shifts in revenue mix and underlying cost drivers within continuing operations, with no significant change in the overall cost structure during the period.

Gross Profit

Gross profit from continuing operations for the year ended December 31, 2024 was approximately $2.56 million, compared to approximately $3.32 million in 2023, representing a decrease of approximately $0.76 million, or 22.9%.

The decrease in gross profit was primarily attributable to changes in revenue mix within continuing operations, including a relatively higher contribution from lower-margin categories during the period.

Gross margin decreased from approximately 6.5% in 2023 to 5.0% in 2024, reflecting the combined impact of:

●	a shift in sales mix toward food and beverage categories, which generally carry lower margins compared to other offerings; and

●	the relative decline in fresh produce and other categories, which contributed differently to overall margin in the prior year.

Costs associated with packaged tour services remained broadly aligned with revenue levels, resulting in a relatively stable margin contribution from this segment.

Overall, the change in gross margin reflects variations in product and service mix within continuing operations, rather than significant changes in underlying pricing or cost structures. The Company continues to focus on supplier optimization, pricing discipline, and operational efficiency to support margin improvement going forward.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and share-based compensation.

Selling and distribution expenses

Selling and distribution expenses from continuing operations for the years ended December 31, 2024 and 2023 were approximately $1.28 million and $0.96 million.

The increase was primarily attributable to higher marketing and customer acquisition expenses within continuing operations. In 2024, the Company increased its investment in digital marketing campaigns, platform promotion, and brand-building initiatives, resulting in higher advertising and promotional expenses compared to 2023.

In addition, personnel-related costs increased as the Company expanded its sales and customer support functions to support the growth of its travel-related services.

Overall, the increase reflects greater investment in customer acquisition and operational support within continuing operations, as the Company continued to scale its service offerings and strengthen its market presence.

General and administrative expenses

General and administrative expenses from continuing operations for the years ended December 31, 2024 and 2023 were approximately $6.44 million and $3.73 million, respectively, representing an increase of approximately $2.71 million, or 72.7%.

The increase was primarily attributable to a significant rise in professional fees, which increased from approximately $0.17 million in 2023 to $1.31 million in 2024. This increase was mainly related to higher legal, advisory, audit, and compliance costs incurred in connection with the Company’s financing activities and ongoing public company requirements.

In addition, the Company recorded higher foreign exchange losses of approximately $0.61 million in 2024, compared to approximately $0.18 million in 2023, primarily due to fluctuations in the Indonesian Rupiah against the U.S. dollar.

Depreciation and amortization expenses also increased, with depreciation rising from approximately $0.47 million to $0.69 million and amortization increasing from approximately $0.06 million to $0.23 million, reflecting continued investment in infrastructure and intangible assets.

Bad debt expenses increased from approximately $0.26 million in 2023 to $0.47 million in 2024, indicating higher provisioning for credit losses.

These increases were partially offset by a reduction in certain operating expenses, including other expenses, which decreased significantly from approximately $0.38 million in 2023 to $0.01 million in 2024, as well as lower entertainment, insurance, and subscription-related costs.

Staff remuneration increased from approximately $1.06 million in 2023 to $1.22 million in 2024, reflecting the expansion of the Company’s workforce and organizational structure to support its growth and public company operations.

Overall, the increase in general and administrative expenses reflects the Company’s transition into a public company environment, with higher compliance, advisory, and infrastructure-related costs, alongside increased exposure to foreign exchange fluctuations and continued investment in operational capabilities.

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

Other (Expense) Income, net

Net other income for the year ended December 31, 2024 amounted to approximately $2.39 million, compared to approximately $0.27 million in 2023, representing an increase of approximately $2.12 million.

The increase was primarily driven by a significant rise in interest income, which increased from approximately $0.09 million in 2023 to approximately $1.27 million in 2024. This was mainly attributable to interest earned from a promissory note during the year.

In addition, other income increased substantially from approximately $0.15 million in 2023 to approximately $1.28 million in 2024. This increase was primarily driven by miscellaneous income items, including the reversal of previously recorded accounts payable arising from supplier credit notes.

Government grant income remained relatively stable at approximately $0.05 million in 2024, compared to approximately $0.05 million in 2023. Rental income of approximately $0.01 million was also recognized in 2024, whereas no such income was recorded in 2023.

These increases were partially offset by higher finance costs. Finance costs increased to approximately $0.23 million in 2024, compared to approximately $0.01 million in 2023, primarily due to financing expenses of approximately $0.21 million incurred in connection with the Company’s funding activities, as well as interest expenses of approximately $0.02 million.

Overall, the increase in net other income reflects higher interest income and non-recurring gains recognized during 2024, partially offset by increased financing-related expenses.

Income Tax Expense

We conducted our businesses in Singapore and Indonesia and are subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expenses as we did not have taxable profits for the years ended December 31, 2024 and 2023.

Net Loss

During the year ended December 31, 2024, we incurred a net loss of approximately $6.78 million, compared to approximately $5.16 million for the year ended December 31, 2023. The increase in net loss was primarily driven by higher professional fees and interest expenses associated with funding activities undertaken during the year and share-based compensation expenses, which were not incurred in the prior year. Despite the full-year loss, the Company reported improved operating performance in the last quarter of 2024 compared to earlier periods, reflecting the initial impact of cost control measures and operational adjustments.

Discontinued Operations

Revenue from discontinued operations relates to the Company’s Singapore grocery segment. Such revenue decreased from approximately $10.85 million in 2023 to $7.43 million in 2024, representing a decline of approximately 31.5%. The decrease was primarily attributable to reduced activity levels as the Company scaled down operations during 2024.

Cost of revenues, gross profit, and operating expenses attributable to discontinued operations relate to the Company’s Singapore grocery segment.

Cost of revenues from discontinued operations decreased in 2024 compared to 2023, in line with the decline in revenue and overall operational scale of the segment. These costs primarily consisted of inventory purchases, warehousing, and distribution-related expenses.

Consistent with the reduction in revenue and cost base, gross profit from discontinued operations also decreased in 2024 compared to 2023. The grocery segment historically operated at relatively lower margins due to its inventory-intensive nature and competitive pricing environment.

Selling and distribution expenses attributable to discontinued operations decreased in 2024 compared to 2023, reflecting lower delivery volumes, reduced warehousing utilization, and a decline in logistics-related activities as the business was progressively scaled down.

General and administrative expenses attributable to discontinued operations also declined in 2024 compared to 2023, in line with the reduction in operational activities and organizational scale of the segment.

The results of these discontinued operations are presented separately in the Statement of Operations in accordance with applicable accounting standards.

Inflation

Inflation in Singapore, Indonesia and other markets in which we operate has fluctuated during recent periods. While we have experienced increases in certain operating costs, including personnel expenses, marketing costs, and certain supplier-related costs, we do not believe that inflation has had a material adverse impact on our results of operations for the year ended December 31, 2025.

Our travel business model generally allows for periodic adjustments to pricing of travel products and services, which may partially offset increases in underlying costs. However, there can be no assurance that we will be able to fully pass through cost increases to our customers or that inflationary pressures will not have a material adverse effect on our business, financial condition and results of operations in future periods.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

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

5.B. Liquidity and Capital Resources.

As of December 31, 2025, the Company had incurred a net loss of approximately US$8.69 million, generated negative cash flows from operating activities of approximately US$2.93 million, and had an accumulated deficit of approximately US$38.64 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	In February and March 2026, the Company successfully completed a private investment in public equity (PIPE) financing, raising gross proceeds of approximately US$1.0 million, which has strengthened the Company’s short-term liquidity position.

●	The Company has also entered into an equity line of credit (“ELOC”) arrangement of up to US$20 million over a 36-month period. This facility provides the Company with flexibility to raise additional capital, subject to market conditions and the Company’s discretion. As of the date of this report, the facility is in place and available for use, although no assurance can be given as to the timing or amount of future drawdowns.

●	The Company has made progress in restructuring certain outstanding receivables and liabilities. Formal repayment agreements have been executed with key counterparties, and initial collections have been received subsequent to year-end. These developments support management’s assessment of recoverability and have contributed to improvements in the Company’s financial position.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
Net cash used in operating activities	(2,925,465)	(6,987,201)	(7,160,538)
Net cash used in investing activities	(204,120)	(944,371)	(4,588,659)
Net cash provided by financing activities	2,387,595	6,339,577	15,529,005
Net increase/(decrease) in cash and cash equivalents	(741,990)	(1,591,995)	3,779,808
Effect of exchange rate changes on balance of cash held in foreign currencies	(350,246)	346,426	59,576
Cash and cash equivalents at the beginning of the year	4,148,279	5,393,848	1,554,464
Cash and cash equivalents at the end of the year	$3,056,043	$4,148,279	$5,393,848

Cash used in operating activities

For the year ended December 31, 2025, net cash used in operating activities amounted to approximately $2.93 million, compared to approximately $6.99 million in 2024, representing a significant improvement in operating cash outflows.

The cash outflow in 2025 was primarily driven by a net loss of approximately $8.69 million, adjusted for non-cash items and changes in working capital. Non-cash adjustments mainly included amortization of intangible assets of approximately $0.72 million, depreciation of leasehold improvements and right-of-use assets of approximately $0.94 million, provision for expected credit losses on accounts receivable of approximately $1.04 million, and provision for expected credit losses on prepaid expenses and other assets of approximately $1.54 million.

Changes in working capital reflected improved cash management, including a decrease in accounts receivable of approximately $2.01 million, a decrease in prepaid expenses and other assets of approximately $0.05 million, and an increase in deferred revenue of approximately $2.39 million, indicating higher customer prepayments. These were partially offset by decreases in accounts payable of approximately $1.63 million, other current liabilities of approximately $0.65 million, and operating lease liabilities of approximately $0.68 million, reflecting settlement of prior period obligations. Overall, the improvement in operating cash flow was primarily driven by stronger working capital management and increased advance receipts from customers.

For the year ended December 31, 2024, net cash used in operating activities amounted to approximately $6.99 million, primarily resulting from a net loss of approximately $6.78 million, adjusted for non-cash items and working capital movements. Non-cash adjustments included amortization of intangible assets of approximately $0.74 million, depreciation of leasehold improvements and right-of-use assets of approximately $1.00 million, provision for expected credit loss on accounts receivable of approximately $0.13 million, provision for expected credit loss on note receivable of approximately $0.26 million, share-based compensation of approximately $0.63 million, and non-cash interest income of approximately $1.20 million. Working capital movements were mainly driven by an increase in accounts receivable of approximately $5.81 million and an increase in prepaid expenses and other assets of approximately $0.95 million, partially offset by increases in accounts payable of approximately $4.96 million, deferred revenue of approximately $0.49 million, and other current liabilities of approximately $2.44 million.

For the year ended December 31, 2023, net cash used in operating activities amounted to approximately $7.16 million, primarily resulting from a net loss of approximately $5.16 million, adjusted for non-cash items and changes in working capital. Non-cash adjustments mainly included amortization and depreciation expenses, as well as expected credit loss provisions. Working capital movements were primarily driven by increases in accounts receivable of approximately $8.11 million and prepaid expenses and other assets of approximately $4.78 million, partially offset by increases in accounts payable of approximately $5.56 million and other current liabilities of approximately $2.46 million.

Cash used in Investing Activities

For the year ended December 31, 2025, net cash used in investing activities amounted to approximately $0.20 million, compared to approximately $0.94 million in 2024.

The lower cash outflow in 2025 was primarily attributable to reduced capital expenditures, including purchases of intangible assets of approximately $0.55 million and purchases of leasehold improvements and equipment of approximately $0.08 million, which were partially offset by proceeds from disposal of assets related to discontinued operations of approximately $0.43 million.

For the year ended December 31, 2024, net cash used in investing activities amounted to approximately $0.94 million, primarily due to purchases of intangible assets of approximately $0.60 million and purchases of leasehold improvements and equipment of approximately $0.35 million.

For the year ended December 31, 2023, net cash used in investing activities amounted to approximately $4.59 million, mainly due to the purchase of a promissory note of approximately $3.00 million, as well as purchases of intangible assets of approximately $0.89 million and leasehold improvements and equipment of approximately $0.70 million.

Cash from Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities amounted to approximately $2.39 million, compared to approximately $6.34 million in 2024.

The inflow in 2025 was primarily attributable to proceeds from the issuance of ordinary shares of approximately $2.68 million, partially offset by net repayment of term loans of approximately $0.30 million.

For the year ended December 31, 2024, net cash provided by financing activities amounted to approximately $6.34 million, primarily consisting of proceeds from issuance of ordinary shares of approximately $5.04 million, proceeds from issuance of convertible notes of approximately $2.00 million, and proceeds from term loans of approximately $0.52 million, partially offset by repayment of loan payables of approximately $1.22 million.

For the year ended December 31, 2023, net cash provided by financing activities amounted to approximately $15.53 million, primarily consisting of IPO proceeds of approximately $15.54 million and proceeds from convertible notes of approximately $1.49 million, partially offset by repayment of loan payables of approximately $1.50 million.

5.C. Research and Development, Patent and Licenses, etc.

We did not incur research and development expenses during the year ended December 31, 2025. There is no intellectual property owned by the Company at this moment.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bin Xue	44	Chief Executive Officer, Chairman of the Board and Director
Youyi Zhang	41	Chief Financial Officer
Catherine Phang Ai Lian	43	Chief Operating Officer
Lei Liu	44	Chief Technology Officer
William Tat-Nin Chang	70	Independent Director, Chair of Nominating and Compensation Committee
Amanda Guo Jie	46	Independent Director, Chair of Audit Committee
Lizhi Qiao	43	Independent Director

Bin Xue, Chief Executive Officer, Chairman of the Board and Director

Mr. Bin Xue is the founder of the Company and has been its chief executive officer since August 2019; Mr. Xue is also the chairman of our board of directors. Mr. Xue started his career as an engineer at SMIC Thermal Couple (TC) Lab from 2004 to 2006, where he conducted TC research. Between March 2006 and May 2012, Mr. Xue served as a senior engineer at Global Founderies where he was in charge of 65nm & 45nm SRAM low power and generic process development, poly module and reliability issue. Between May 2012 and August 2019 and prior to founding the Company, Mr. Xue served as the co-founder and the chief strategy officer of Ezbuy Group, which later merged with Lightinthebox Holding Litb, a New York Stock Exchange listed company, where he was responsible for setting up the operations infrastructure, spearheading the regional growth plan and leading the company’s international expansion, which included building up teams in Malaysia, Indonesia, Thailand, Taiwan, and Pakistan. At Ezbuy, Mr. Xue accumulated over 7 years of e-commerce experience across all major disciplines such as business strategy, finance management, product design, marketing, customer service and logistics. Mr. Xue obtained a Bachelor of Science degree in Mechanics and Engineering Science from Fudan University in 2004, and Master of Science degree in Microelectronics from the National University of Singapore in 2008.

Youyi Zhang, Chief Financial Officer

Mr. Youyi Zhang has over 15 years of experience in financial management, audit, and corporate governance across listed companies and multinational environments. Mr. Zhang began his career at Y.M. Kew & Co. in Singapore, where he led statutory audits for clients in construction, manufacturing, and trading industries. He subsequently joined China Construction (South Pacific) Development Co. Pte. Ltd., a subsidiary of China State Construction Engineering Corporation (SSE Main Board) to oversee full-set accounts of subsidiaries and project finances. He later served as Finance Manager at Double-Trans Pte. Ltd. and Samco Civil Engineering Pte. Ltd., subsidiaries of Shuang Yun Holdings Limited (HKEX Mainboard), where he managed group reporting, treasury operations, and internal controls, and led the finance team through the Group’s Hong Kong IPO. In 2022, he became Group Finance Controller of Ascent Bridge Group Limited (SGX Mainboard), responsible for group consolidation, M&A due diligence, and regulatory compliance, and in 2024 joined Webuy Group Limited (Nasdaq: WBUY) in the same capacity, overseeing group finance, audit coordination, treasury, and corporate governance across multiple markets. Mr. Zhang is a Fellow Chartered Certified Accountant (FCCA) of the Association of Chartered Certified Accountants, a Chartered Accountant of Singapore (CA (Singapore)), and an ASEAN Chartered Professional Accountant. He holds a Bachelor’s Degree in Economics from Shandong University of Finance.

Catherine Ai Lian Phang, Chief Operating Officer

Ms. Catherine Ai Lian Catherine Phang has been the chief financial officer of the Company since October 2020. Having worked at a number of prestigious firms throughout her career, Ms. Phang possesses rich experience in accounting. From November 2010 to May 2011, Ms. Phang served as a senior associate at KPMG LLP, where she was responsible for planning and performing audit procedures, leading and managing multiple audit engagement teams. Her industry services spans from trading in power transmission and control equipment, research and development, to healthcare, aviation, and investment holding companies. From June 2011 to October 2012, Ms. Phang served as the group financial controller at Vikudha Singapore Pte Ltd, where she oversaw the finance department, ensured compliance with statutory, audit, taxation and regulatory requirements for the company, coordinated and prepared budget reports such as OPEX and CAPEX, and monitored cash flow projections. At Vikudha Singapore Pte Ltd, Ms. Phang was successful in helping establish BVI companies and develop new businesses. From November 2012 to November 2013, Ms. Phang worked as a financial analyst at HP Asia Pte Ltd., where she supported the finance department by resolving a variety of problems within established guidelines, recommending alternatives, performing detailed analysis on foreign currency revaluation on monthly basis, and ensuring compliance with SOX internal controls and guidelines. From November 2013 to October 2020, Ms. Phang served as Group Financial Controller at Mattenplant Pte Ltd., where she managed and administered full spectrums of Regional Human Resource, Administration and Finance functions and supported corporate governance and compliance matters, ensuring the company’s compliance with all relevant regional laws and regulations. Ms. Phang obtained her Bachelor of commerce degree in accounting and finance from Curtin University of Technology, Australia.

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

Amanda Guo Jie, Independent Director and Chair of Audit Committee

Ms. Amanda Guo Jie has nearly two decades of experience in financial management, audit, and advisory across public accounting and listed company environments. Ms. Guo began her career at Deloitte & Touche LLP in Singapore, where she served from September 2005 to January 2022, progressing from Audit Assistant to Senior Manager in both the Audit and Assurance Group and the Global IFRS and Offering Services Group. During her tenure, she led cross-border IPO and M&A advisory engagements for clients across Singapore, China, Hong Kong, and Southeast Asia, providing technical accounting and compliance support for listings on the SGX and HKSE, as well as financial advisory for M&A transactions, group restructuring, and purchase price allocations. In 2022, Ms. Guo transitioned to the corporate sector as Chief Financial Officer of Ascent Bridge Limited, a SGX Mainboard-listed company with operations in Singapore, China, Australia, Hong Kong, and the United States, where she oversaw group finance, strategic planning, budgeting, and regulatory compliance. In 2024, she was appointed Chief Financial Officer of Sino Grandness Food Industry Group Limited, another SGX Mainboard-listed company headquartered in Shenzhen, China, where she leads a 20-member finance team and oversees the full spectrum of financial and management reporting functions. Ms. Guo holds a Bachelor of Science with Honours in Applied Accountancy from Oxford Brookes University.

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

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2025, 2024 and 2023.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2025	86,589	-	-	-	86,589
Chief Executive Officer	2024	80,827	-	-	-	80,827
	2023	67,032	-	-	-	67,032

Youyi Zhang	2025	91,872	-	-	-	91,872
Chief Financial Officer

Catherine Ai Lian Phang	2025	82,685	-	-	-	82,685
Chief Operating Officer	2024	80,827	-	-	-	80,827
	2023	73,738		-	804	74,542

Lei Liu	2025	-	-	-	-	-
Chief Technology Officer	2024	-	-	-	-	-
	2023	51,123	-	-	-	51,123

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our current and former directors, including Bin Xue, William Tat-Nin Chang, Amanda Guo Jie, Lizhi Qiao, Fangqin Lin, Michelle Ting Ting Tan, Lixia Tu, and Heng Wee Koon. In addition, our chairman of the board, Bin Xue receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

The table below indicates the compensation we paid to our current and former directors in their capacity as directors for fiscal years 2025, 2024 and 2023:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bin Xue	2025	-	-	-	-	-
Chairman of the Board(1)	2024	-	-	-	-	-
	2023	-	-	-	-	-

William Tat-Nin Chang	2025	22,968	-	-	-	22,968
Independent Director and Chairman of Compensation and Nominating Committee	2024	22,452	-	-	-	22,452
	2023	4,486	-	-	-	4,486

Lizhi Qiao	2025	15,312	-	-	-	15,312
Independent Director	2024	14,968	-	-	-	14,968
	2023	2,990	-	-	-	2,990

Amanda Guo Jie	2025	4,431	-	-	-	4,431
Independent Director and Chairman of Audit Committee

Lixia Tu(2)	2024	-	-	-	-	-
Former Independent Director	2023	3,738	-	-	-	3,738

Heng Wee Koon(3)	2025	6,840	-	-	-	6,840
Former Independent Director

Michelle Ting Ting Tan(4)	2025	-	-	-	-	-
Former Director	2024	-	-	-	-	-
	2023	-	-	-	-	-

Fangqin Lin(5)	2025	9,570	-	-	-	9,570
Former Independent Director and Chairwoman of Audit Committee	2024	20,581	-	-	-	-
	2023	-	-	-	-	-

(1)	Bin Xue has been the Chief Executive Officer and the Chairman of the Board since inception. Mr. Xue received an annual salary for his service as the CEO and does not receive any compensation as a director.

(2)	Lixia Tu was appointed as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee of the Company, effective October 17, 2023. Ms. Tu resigned as an independent director, the chairwoman of the Audit Committee, and a member of the Nominating Committee and the Compensation Committee, effective December 14, 2023.

(3)	Mr. Heng Wee Koon was appointed as independent director and chair of audit committee of the Company, effective June 12, 2025. On September 25, 2025, Mr. Heng Wee Koon notified the Company of his resignation as an independent director, effective September 25, 2025.

(4)	Michelle Ting Ting Tan resigned as the Company’s Director, effective December 24, 2025.

(5)	Ms. Fangqin Lin was appointed as an Independent Director, effective February 1, 2024. On May 31, 2025, Ms. Fangqin Lin notified the Company of her resignation as an independent director, effective June 1, 2025.

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

●	Audit Committee: Amanda Guo Jie (Chair), William Tat-Nin Chang, Lizhi Qiao

●	Compensation Committee: William Tat-Nin Chang (Chair), Amanda Guo Jie, Lizhi Qiao

●	Nominating Committee: William Tat-Nin Chang (Chair), Amanda Guo Jie, Lizhi Qiao

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

Audit Committee

Our audit committee consists of William Tat-Nin Chang, Amanda Guo Jie and Lizhi Qiao. Amanda Guo Jie is the chairwoman of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of William Tat-Nin Chang, Amanda Guo Jie and Lizhi Qiao. William Tat-Nin Chang is the chairman of our compensation committee. We have determined that William Tat-Nin Chang, Amanda Guo Jie and Lizhi Qiao satisfy the “independence” requirements under Nasdaq Rule 5605. The compensation committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee

Our nominating committee consists of William Tat-Nin Chang, Amanda Guo Jie and Lizhi Qiao. William Tat-Nin Chang is the chairperson of our nominating committee. We have determined that Mr William Tat-Nin Chang, Amanda Guo Jie and Lizhi Qiao satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

Copy of our committee charters are also available on our website at Governance - WEBUY (webuysg.com).

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

On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (“HFIAA”), which eliminates the exemption to comply with Section 16 of the Exchange Act. Beginning March 18, 2026, our directors and officers of foreign private issuers are required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

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

Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

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

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. For the fiscal years ended December 31, 2025, 2024 and 2023, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

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

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that are applicable to all of our directors, executive officers and employees.

6.D. Employees

As of December 31, 2025 we had 109 full-time employees. The following table sets forth the number of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Management	8
Accounts and Finance	6
Customer Management and Administration	1
Information Technology	1
Warehouse Labor	2
Others	91
Total	109

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

As of the date of this report, the Company is authorized to issue 2,166,250,000 Class A Ordinary Shares of $0.0000462 par value per share and 416,666 Class B ordinary shares of $0.0000462 par value per share. The number and percentage of ordinary shares beneficially owned are based on 5,202,808 Class A Ordinary Shares of $0.0000462 par value per share and 278,296 Class B ordinary shares of $0.0000462 par value per share issued and outstanding as of the date of this report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A Ordinary Shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. As of the date hereof, we have 21 registered shareholders of record of Class A Ordinary Shares and 3 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage
Directors and Named Executive Officers:
Bin Xue, Chief Executive Officer and Chairman(1)	300,000	5.77%	278,296	100%		38.61%
Youyi Zhang, Chief Financial Officer	—	0%	—	0%	0	0%
Catherine Phang Ai Lian, Chief Operating Officer	—	0%	—	0%	0	0%
Lei Liu, Chief Technology Officer	—	0%	—	0%	0	0%
Amanda Guo Jie, Independent Director and Chairman of Audit Committee	—	0%	—	0%	0	0%
William Tat-Nin Chang, Independent Director and Chairman of Compensation and Nominating Committees	—	0%	—	0%	0	0%
Lizhi Qiao, Independent Director	—	0%	—	0%	0	0%
All directors and executive officers as a group (6 persons)	300,000	5.77%	278,296	100%		38.61%

5% and greater Beneficial Owners:
GBUY GLOBAL LTD(1)	—	0%	142,134	51.07%		17.80%
WEBUY TALENT LTD(1)	—	0%	35,577	12.78%		4.46%
XUE GUO DONG	391,357	7.52%	—	0%		4.90%
MAO HONGLIANG	593,453	11.41%	—	0%		7.43%
CHEN YONGLONG	243,026	4.67%	—	0%		3.04%

(1)	Represents 300,000 Class A Ordinary Shares and 278,296 Class B Ordinary Shares beneficially owned by Mr. Bin Xue, comprised of (i) 300,000 Class A Ordinary Shares and 100,585 Class B Ordinary Shares held directly by Mr. Xue, (ii) 142,134 Class B Ordinary Shares held by GBUY GLOBAL LTD, a Cayman Islands business company of which Mr. Xue is the sole director and 100% equity holder, and (iii) 35,577 Class B Ordinary Shares held by WEBUY TALENT LTD, a Cayman Islands exempted company of which Mr. Xue is the sole director and 100% equity holder. As the sole director of each of GBUY GLOBAL LTD and WEBUY TALENT LTD, Mr. Xue has the power to direct the voting and disposition of the Ordinary Shares held by each such entity and may be deemed to beneficially own all Ordinary Shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD. Each Class B Ordinary Share is entitled to ten (10) votes per share, and each Class A Ordinary Share is entitled to one (1) vote per share. The Ordinary Shares beneficially owned by Mr. Xue represent, in the aggregate, 38.61% of the total voting power of the Company’s issued and outstanding Ordinary Shares as of the date of this annual report, based on 5,202,808 Class A Ordinary Shares and 278,296 Class B Ordinary Shares issued and outstanding. The business address of Mr. Xue is 35 Tampines Street 92, Singapore 528880. The registered address of GBUY GLOBAL LTD is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered address of WEBUY TALENT LTD is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

The transactions amount due to directors are as of the following:

	2025	2024	2023
Beginning of the years January 1	$24,842	$25,929	$25,336
Advances for operation and administration expenses	-	-	-
Exchange difference	1,549	(1,087)	593
Payments made to a director	26,391	24,842	25,929
Reversal of a related party payable due to disposal of a subsidiary	-	-	-
Years ended December 31	$26,391	$24,842	$25,929

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

The Company formally appealed the decision and presented its compliance plan at a hearing on February 27, 2025.

On March 21, 2025, the Panel granted the Company’s request for an exception to regain compliance with the Bid Price Rule. As a condition of continued listing, the Company must demonstrate compliance by May 2, 2025, and provide prompt notification of any significant developments affecting its status.

On April 30, 2025, the Company received a letter from Nasdaq confirming that the Company has demonstrated compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules, as required by the Panel decision. Consequently, the Company’s shares had been reinstated to trade on Nasdaq Capital Market, effective May 8, 2025.

On January 5, 2026, the Company received a notice from the staff of the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”).

The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000. Based on the Company’s unaudited condensed interim consolidated financial statements as of June 30, 2025, as reported in its Form 6-K filed on October 29, 2025, the Company reported stockholders’ equity of $364,854 and, as of January 5, 2026, did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. In accordance with Nasdaq Listing Rules, the Company was provided 45 calendar days, or until February 19, 2026, to submit a plan to regain and sustain compliance with the Minimum Stockholders’ Equity Rule.

On February 19, 2026, the Company submitted its compliance plan to Nasdaq. As described in such plan, the Company expects to regain compliance with the Minimum Stockholders’ Equity Rule, including through anticipated improvements in stockholders’ equity to be reflected in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as well as through certain capital markets transactions and strategic initiatives.

There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will be able to regain and maintain compliance with the Minimum Stockholders’ Equity Rule or otherwise satisfy the continued listing requirements of The Nasdaq Capital Market.

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

Dividends. Holders of our Ordinary Shares are entitled to receive such dividends as may be declared by our board of directors. Under our Amended and Restated Memorandum and Articles of Association, our Company may declare and pay dividends out of our profits or share premium account, provided that, immediately following the payment of such dividend, the Company is able to pay its debts as they fall due in the ordinary course of business, in accordance with the laws of the Cayman Islands.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Although we are incorporated outside the United States, we have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the U.S. federal securities laws or securities laws of any U.S. state or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

Conyers Dill & Pearman Pte. Ltd., our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the U.S. federal securities laws or securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman Pte. Ltd. that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and may give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e)no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

In addition, holders of book-entry interests in our shares will be required to exchange such interests for certificated shares and to be registered as shareholders in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts.

A holder of book-entry interests in our shares may become a registered shareholder of our Company by exchanging such holder’s interest in our shares for certificated shares and being registered in our shareholder register. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

Indonesia

The judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States are not enforceable in Indonesian Courts.

A foreign court judgment could be offered and accepted into evidence in a proceeding on the underlying claim in an Indonesian court and may be given such evidentiary weight as the Indonesian court may deem appropriate in its sole discretion. A claimant may be required to pursue claims in Indonesian courts on the basis of Indonesian law. A purchaser of the shares may not be able to enforce judgments against the Indonesian subsidiary obtained in the United States based upon certain of the civil liability provisions of the securities laws of the United States or any states thereof in Indonesian courts, and Indonesian courts may not enter judgments in original actions brought in Indonesian courts based solely upon the civil liability provision of the securities laws of the United States or any state thereof. Re-examination of the underlying claim would be required before the Indonesian court. We cannot assure you that the claims or remedies available under Indonesian law will be the same, or as extensive as those available in other jurisdictions. We cannot assure you that the claims or remedies available under Indonesian law will be the same, or as extensive as those available in other jurisdictions.

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

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 -Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 - Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 - Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 - Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 - Financial Instruments.”

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

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

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Initial Public Offering

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

None of these net proceeds from our initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Follow-on Offerings

Self-Underwritten Offering

On May 2, 2024, and May 17, 2024, the Company completed a self-underwritten offering pursuant to the registration statement on Form F-1 (File No. 333-278744), wherein the Company issued 9,999,999 Class A Ordinary Shares of par value US$0.000000385 each at an issue price of US$0.29 per share. The Company received gross proceeds in the amount of US$2,900,000 before deducting any related expenses. As of the date of this annual report, we used $2,900,000 of the net proceeds received from our self-underwritten offering for working capital, operating expenses and general corporate purposes.

December 2024 Registered Direct Offering

On December 16, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “December 2024 Registered Direct Offering”): (i) 5,372,792 Class A Ordinary Shares of the Company, par value $0.000000385 per share, at a purchase price of $0.1756 per share; and (ii) pre-funded warrants to purchase up to 15,640,447 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $$0.1755 to the purchase price for Shares, less the exercise price of $0.0001 per share. The Registered Direct Offering closed on December 17, 2024. The Company received approximately $3.7 million in gross proceeds from the December 2024 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the December 2024 Registered Direct Offering for working capital and general corporate purposes. As of the date of this annual report, we used $3.06 million of the net proceeds received from our December 2024 Registered Direct Offering for working capital, operating expenses, and general corporate purposes.

2025 Follow-on Offering

On July 30, 2025, the Company entered into a securities purchase agreement (the “2025 Purchase Agreement”) with certain institutional investors named thereto (the “2025 Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-effort offering: (i) 721,918 Class A ordinary shares of the Company, par value $0.0000462 per share, at a purchase price of $3.65 per share; and (ii) pre-funded warrants to purchase up to 100,000 Class A ordinary shares, par value $0.0000462 per share, (the “2025 Pre-Funded Warrants”) at a purchase price of $$3.6499 to the purchase price for Class A Ordinary Shares, less the exercise price of $0.0001 per share. This offering closed on August 1, 2025. The Company received approximately $3 million in gross proceeds from the 2025 Follow-on Offering, before deducting placement agent fees and estimated offering expenses. The Company intended to use the net proceeds from the 2025 Follow-on Offering for the development of AI travel assistant platform, research and development for AI-integrated travel hardware, and general working capital purposes. As of the date of this annual report, we used $1.82 million of the net proceeds received from our 2025 Follow-on Offering for working capital, operating expenses, and general corporate purposes. We intend to use the remainder of the proceeds from our 2025 Follow-on Offering for purposes consistent with our plan disclosed above.

Private Placement

2026 PIPE Offering

On February 19, 2026, the Company entered into a securities subscription agreement, as amended (the “Securities Subscription Agreement”) with Mingjie Zheng (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor its Class A Ordinary Shares (the “PIPE Shares”) for an aggregate purchase price of $1,000,000, at a purchase price per share equal to 90% of the average closing price of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market for the five (5) trading days immediately preceding the closing date. Based on the pricing formula set forth in the Securities Subscription Agreement, the purchase price per share was calculated to be $0.8776. Accordingly, the Company issued 1,139,472 PIPE Shares to the Investor on March 24, 2026. The Company received a total of $1,000,000 in gross proceeds. The Company intends to use the proceeds from the 2026 PIPE Offering for working capital, operating expenses, and general corporate purposes.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Amanda Guo Jie qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s Board of Directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at Governance - WEBUY (webuysg.com).

Item 16C. Principal Accountant Fees and Services

OneStop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

OneStop Assurance PAC’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2025, 2024, and 2023 were $130,000, $200,000, and $220,000.

Audit-Related Fees

The Company did not engage OneStop Assurance PAC to perform any audit-related services for the fiscal years presented, and accordingly, no such fees were incurred or paid.

Tax Fees

The Company did not engage Onestop Professional Services Pte. Ltd. for tax services for the financial year ended December 31, 2025.

All Other Fees

The Company did not engage OneStop Assurance PAC to perform any services other than audit and audit-related services for the fiscal year ended December 31, 2025, and accordingly, no such fees were incurred or paid.

Audit Committee Pre-Approval Policies

All services rendered by OneStop Assurance PAC have been so approved by the Company and the Company’s audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2025.

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

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings (Nasdaq rule 5635(d)). To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Capital Structure and Class A Ordinary Shares- We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

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

The cybersecurity risk management process is streamlined through our Information Technologies (“IT”) Committee, comprising the Chief Executive Officer (CEO), the Chief Operating Officer (COO), and the Chief Financial Officer (CFO). The COO annually presents the outcomes of our cybersecurity risk assessment to the Board of Directors, focusing on the identification, prioritization, and mitigation of the most significant risks, which are deemed of “high relevance” to the Company.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association of WEBUY GLOBAL LTD (incorporated by reference to Exhibit 1.1 to Form 20-F, filed with the SEC on April 15, 2024)

2.1*	Description of Securities

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.2	Form of Director Offer Letter (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.3	Form of Independent Director Offer Letter (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.4	Form of Group Leader Contract (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.5	Form of Supplier Sales Contract (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.6	Share Swap Agreement by and among New Retail and Shareholders dated August 29, 2022 (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.7	Form of Collaboration Agreement between PT Webuy Social Indonesia and Indonesian Local Stores (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F, filed with the SEC on April 15, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Onestop Assurance PAC

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Form 20-F, filed with the SEC on April 15, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 29, 2026

WEBUY GLOBAL LTD

FINANCIAL STATEMENTS

TABLE OF CONTENTS

WEBUY GLOBAL LTD AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Webuy Global Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Webuy Global Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 29, 2026

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,056,043	$4,148,279
Accounts receivable	1,124,747	4,177,678
Inventories	-	154,092
Prepaid expenses and other assets	5,401,296	6,833,557
Note receivable	4,070,970	4,015,847
Amount due from related parties	22,553	37,556
Total current assets	13,675,609	19,367,009

Leasehold improvements and equipment, net	287,064	730,647
Right of use assets – operating lease	1,501,726	1,940,115
Intangible assets	713,015	1,109,807
Total Assets	$16,177,414	$23,147,578

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$2,704,606	$6,102,417
Deferred revenue	4,743,019	2,352,565
Other current liabilities	3,021,734	3,669,123
Amount due to a related party	26,391	24,842
Loans payable – current	102,149	264,177
Convertible notes payable	529,768	1,525,220
Operating lease liability – current	768,538	684,143
Total Current Liabilities	11,896,205	14,622,487

Loans payable – non-current	-	133,303
Operating lease liability – non-current	989,503	1,499,386
Total Liabilities	$12,885,708	$16,255,176

Commitments and contingencies	-	-

Shareholders’ Equity
Ordinary shares (2,166,666,666 shares authorized, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, par value of $0.0000462 per share; 2,436,907 and 759,107 shares issued and outstanding as of December 31, 2025 and 2024, respectively, comprising 2,258,611 and 580,811 Class A ordinary shares, respectively, and 178,296 Class B ordinary shares for both periods)	$113	$35
Additional paid-in capital	42,395,828	36,953,448
Accumulated deficit	(38,635,083)	(30,100,945)
Accumulated other comprehensive income (loss)	(237,541)	271,452
Total Shareholders’ Equity to shareholders of Webuy Global Ltd	3,523,317	7,123,990
Deficit attributable to non-controlling interests	(231,611)	(231,588)
Total Shareholders’ Equity	3,291,706	6,892,402
Total Liabilities and Shareholders’ Equity	$16,177,414	$23,147,578

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts for all periods presented have been retrospectively adjusted to reflect these share consolidations. Following the share consolidations, the par value of the Company’s ordinary shares was adjusted to $0.0000462 per share.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	For the years ended December 31,
	2025	2024	2023
Revenues	$18,834,099	$50,869,812	$50,837,232
Cost of revenues	(16,574,549)	(48,311,974)	(47,520,011)
Gross profit	2,259,550	2,557,838	3,317,221

Operating expenses
Selling and distribution expenses	(1,469,357)	(1,284,107)	(956,415)
General administrative expenses	(7,406,651)	(6,441,948)	(3,733,930)
Share-based compensation	-	(630,000)	-
Total operating expenses	(8,876,008)	(8,356,055)	(4,690,345)

Loss from operations	(6,616,458)	(5,798,217)	(1,373,124)

Other income (expense)
Other income	1,619,461	2,614,863	284,992
Finance costs	(594,902)	(228,118)	(14,273)
Total other income (expense), net	1,024,559	2,386,745	270,719

Loss before income taxes	(5,591,899)	(3,411,472)	(1,102,405)
Income taxes	-	-	-
Net loss from continuing operations, net of tax	(5,591,899)	(3,411,472)	(1,102,405)

Net loss from discontinued operations, net of tax	(3,101,010)	(3,363,947)	(4,060,049)

Total net loss	(8,692,909)	(6,775,419)	(5,162,454)

Less: Net loss attributable to non-controlling interests	158,771	158,748	16,010
Net loss attributable to shareholders of Webuy Global Ltd	$(8,534,138)	$(6,616,671)	$(5,146,444)

Net loss	$(8,692,909)	$(6,775,419)	$(5,162,454)
Foreign currency translation	(350,245)	346,426	(15,055)
Comprehensive loss	(9,043,154)	(6,428,993)	(5,177,509)
Less: Comprehensive loss attributable to non-controlling interests	23	176,928	13,552
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(9,043,131)	$(6,252,065)	$(5,163,957)

Basic and diluted loss per ordinary share (restated)
Loss from continuing operations	(3.88)	(6.61)	(2.71)
Loss from discontinued operations	(2.15)	(6.52)	(9.98)
Net loss	$(6.03)	$(13.13)	$(12.69)*

Basic and diluted weighted average number of ordinary shares outstanding	1,441,370	516,235	406,883 *

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts, including the weighted average number of ordinary shares outstanding and basic and diluted loss per share, have been retrospectively adjusted for all periods presented to reflect these share consolidations.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated	Equity
	Number of Shares*	Amount ($0.0000462 par*)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	(Deficit) to Ordinary Shareholders	Non- controlling Interests	Total (Equity Deficit)
Balance as at December 31, 2022	400,099	$18	$15,678,812	$(18,337,830)	$(75,641)	$(2,734,641)	$(41,108)	$(2,775,749)
Issuance of ordinary shares for the initial public offering (“IPO”)	36,417	2	13,608,983	—	—	13,608,985	—	13,608,985
Net loss	—	—	—	(5,146,444)	—	(5,146,444)	(16,010)	(5,162,454)
Foreign currency translation	—	—	—	—	(17,513)	(17,513)	2,458	(15,055)
Balance as at December 31, 2023	436,516	$20	$29,287,795	$(23,484,274)	$(93,154)	$5,710,387	$(54,660)	$5,655,727

Issuance of ordinary shares through Equity Incentive Plan	14,352	1	299,999	—	—	300,000	—	300,000
Issuance of ordinary shares through convertible notes conversion	43,416	2	1,299,998	—	—	1,300,000	—	1,300,000
Issuance of ordinary shares under a subscription agreement	229,823	11	5,435,657	—	—	5,435,668	—	5,435,668
Share-based compensation	35,000	1	629,999	—	—	630,000	—	630,000
Net loss	—	—	—	(6,616,671)	—	(6,616,671)	(158,748)	(6,775,419)
Foreign currency translation	—	—	—	—	364,606	364,606	(18,180)	346,426
Balance as at December 31, 2024	759,107	35	36,953,448	(30,100,945)	271,452	7,123,990	(231,588)	6,892,402
Issuance of shares	13,671	1		—	—	1	—	1
Issuance of shares for convertible notes conversion	286,241	14	678,298	—	—	678,312	—	678,312
Issuance of shares for conversion of debt to equity	1,377,888	63	4,764,082	—	—	4,764,145	—	4,764,145
Net loss	—	—	—	(8,534,138)	—	(8,534,138)	(158,771)	(8,692,909)
Foreign currency translation	—	—	—	—	(508,993)	(508,993)	158,748	(350,245)
Balance as at December 31, 2025	2,436,907	113	42,395,828	(38,635,083)	(237,541)	3,523,317	(231,611)	3,291,706

*	On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Accordingly, all share and per share amounts, including the number of shares issued and outstanding and movements in shareholders’ equity, have been retrospectively adjusted for all periods presented to reflect these share consolidations.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”)

	For the years ended December 31,
	2025	2024	2023
Cash Flows From Operating Activities:
Net loss	$(8,692,909)	$(6,775,419)	$(5,162,454)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	718,051	737,842	591,321
Depreciation of leasehold improvements and equipment and right of use assets	939,166	995,003	742,030
Loss on disposal of discontinued operations	78,997	—	—
Provision for expected credit loss on accounts receivable	1,038,148	128,098	520,555
Provision for expected credit loss on note receivable	—	263,992	—
Reversal for expected credit loss on note receivable	(55,123)	—	—
Provision for expected credit loss on prepaid expenses and other assets	1,542,600	150,000	—
Reversal of expected credit losses on prepaid expenses and other assets	(55,515)	—	—
Share-based compensation	—	630,000	—
Non-cash lease costs	—	148,921	128,266
Interest income	—	(1,204,839)	—
Changes in operating assets and liabilities:
Inventories	154,092	615,492	368,954
Accounts receivable	2,014,783	5,806,862	(8,109,852)
Prepaid expenses and other assets	(54,825)	(951,484)	(4,782,202)
Operating lease liability	(678,818)	(599,701)	(295,416)
Accounts payable	(1,633,730)	(4,956,091)	5,564,165
Deferred revenue	2,390,454	492,575	823,874
Other current liabilities	(647,388)	(2,441,616)	2,457,509
Amount due from/to related parties	16,552	(26,836)	(7,288)
Net Cash used in Operating Activities	(2,925,465)	(6,987,201)	(7,160,538)

Cash Flows From Investing Activities:
Purchase of intangible assets	(549,070)	(596,469)	(890,377)
Purchase of leasehold improvements and equipment	(84,377)	(347,902)	(698,282)
Purchase of a promissory note	—	—	(3,000,000)
Proceeds from disposal of assets related to discontinued operations	429,327	—	—
Net Cash used in Investing Activities	(204,120)	(944,371)	(4,588,659)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	2,682,925	5,035,670	15,543,750
Proceeds from issuance of convertible notes	—	2,000,000	1,489,200
Proceeds / (Payment) from term loan	(295,330)	521,730	—
Repayment of loan payables	—	(1,217,823)	(1,503,945)
Net Cash provided by Financing Activities	2,387,595	6,339,577	15,529,005

Effect of Exchange Rate Changes on Cash	(350,246)	346,426	59,576

Net changes in cash	(1,092,236)	(1,245,569)	3,839,384
Cash at beginning of the year	4,148,279	5,393,848	1,554,464
Cash at end of the year	$3,056,043	$4,148,279	$5,393,848

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$129,231	$467,633	$294,140
Cash paid for taxes	$—	$—	$—

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of convertible notes into ordinary shares	$678,312	$1,300,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

Reorganization

The Share Swap between Webuy and New Retail is considered a transaction between entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations are recognized at their carrying amounts on the date of the Share Swap, which requires retrospective combination of Webuy and New Retail for all periods presented. The consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout all periods presented.

In addition, on May 2, 2023, the Company effected a 1-for-2,600 share forward split. Subsequently, on January 15, 2025 and March 21, 2025, the Company effected a one-for-forty (1-for-40) and a one-for-three (1-for-3) share consolidation, respectively, resulting in a combined one-for-one hundred and twenty (1-for-120) reduction in the number of shares.

Accordingly, all share and per share amounts, including issued and outstanding shares and earnings per share, have been retrospectively adjusted to reflect the effects of the reorganization, the 2023 share forward split and the 2025 share consolidations for all periods presented.

Corporate Structure

Details of the Company and subsidiaries as of December 31, 2025 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	—	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Altitude Travel Pte. Ltd. (former name: Bear Bear Pte. Ltd.)	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Offline Retail business for “Buah Kita” brand
Altitude MICE Pte. Ltd. (former name: Webuy Advisory Pte. Ltd.)	February 2, 2024	100%	Singapore	December 31	Management consultancy services
PT Travel With Webuy	September 23, 2024	99%	Indonesia	December 31	Sale of packaged-tour
PT Webuy Prime Indonesia	October 16, 2024	99%	Indonesia	December 31	Wholesale fruit trade

Going concern

As of December 31, 2025, the Company had incurred a net loss of approximately US$8.69 million, generated negative cash flows from operating activities of approximately US$2.93 million, and had an accumulated deficit of approximately US$38.64 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2025, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	In February and March 2026, the Company successfully completed a private investment in public equity (PIPE) financing, raising gross proceeds of approximately US$1.0 million, which has strengthened the Company’s short-term liquidity position.

●	The Company has also entered into an equity line of credit (“ELOC”) arrangement of up to US$20 million over a 36-month period. This facility provides the Company with flexibility to raise additional capital, subject to market conditions and the Company’s discretion. As of the date of this report, the facility is in place and available for use, although no assurance can be given as to the timing or amount of future drawdowns.

●	The Company has made progress in restructuring certain outstanding receivables and liabilities. Formal repayment agreements have been executed with key counterparties, and initial collections have been received subsequent to year-end. These developments support management’s assessment of recoverability and have contributed to improvements in the Company’s financial position.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute these plans, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that its plans provide a reasonable basis to alleviate the substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these consolidated financial statements. Management’s conclusion is supported by the Company’s recent capital raising activities, available financing arrangements, and progress in improving its working capital position.

While these plans are dependent on factors that are not entirely within the Company’s control, management has concluded that substantial doubt has been alleviated. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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

Discontinued operations

The Company accounts for discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations.

A component of the Company is classified as a discontinued operation when it has been disposed of or is classified as held for sale, and the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Results of operations of discontinued operations are reported separately in the consolidated statements of operations for all periods presented, including revenues, cost of revenues, and expenses directly attributable to the discontinued operations. Indirect costs are allocated to discontinued operations only if they are directly attributable to the disposed component.

Cash flows related to discontinued operations are not presented separately in the consolidated statements of cash flows; however, disclosures are provided where required.

Assets and liabilities of a component classified as held for sale are presented separately in the consolidated balance sheets when the held-for-sale criteria are met. The Company measures assets held for sale at the lower of their carrying amount or fair value less cost to sell. No assets or liabilities were classified as held for sale in the balance sheet, as the decision to dispose and the completion of the disposal occurred within the same financial year. As a result, the disposal group did not meet the held-for-sale criteria at any reporting date, and the related assets and liabilities were derecognized upon disposal. The results of the disposed component are presented as discontinued operations in the statement of operations.

The Company ceases depreciation and amortization of long-lived assets once they are classified as held for sale.

The Company evaluates each reporting period whether components meet the criteria for classification as discontinued operations and reclassifies prior period financial statements to conform to current presentation, where applicable.

Management applies significant judgment in determining whether a disposal represents a strategic shift with a major effect on the Company’s operations and financial results. Certain components, such as the Company’s Singapore grocery segment, have been classified as discontinued operations, while other operations that are under evaluation or not yet disposed of continue to be presented within continuing operations.

Cash and cash equivalents

Cash is carried at cost and represent cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore, Indonesia, Malaysia (subsidiary in Malaysia was disposed on July 27, 2022) and China (subsidiary in China was disposed on June 29, 2022) ranging from approximately $123,996 to $56,790,000 per institution. The amount in excess of government insurance as of December 31, 2025 and 2024, was approximately $2,367,372 and $3,734,049 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

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

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2025, 2024 and 2023, the Company recorded a provision for expected credit loss of $1,671,060, $648,653 and $520,555 respectively.

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

Share-based compensation amounted to approximately $nil, $630,000 and $nil million for the years ended December 31, 2025, 2024 and 2023, respectively.

Inventory

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. The Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. There is no allowance of obsolete stocks recognized for the financial years ended December 31, 2025, 2024 and 2023.

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

As of December 31, 2025 and 2024, the carrying values of the Company’s financial instruments, including cash, accounts receivable and other assets, accounts payable and other current liabilities and loan payables, approximate their fair values due to the short-term nature of these instruments.

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

(a) Continuing operations – Packaged-tour revenues and product revenues

— Performance obligations satisfied at a point in time

Following the disposal of the Company’s Singapore grocery business in 2025, the Company’s continuing operations primarily relate to packaged-tour services, as well as product revenues from certain ongoing grocery operations in Indonesia.

For packaged tours, the Company recognizes revenue when control of the promised services is transferred to customers, which generally occurs at the point in time when the tour departs. The Company considers the bundled travel services, including transportation, accommodation and itinerary arrangements, as a single performance obligation, as these services are highly interdependent and integrated.

Revenues are measured based on the consideration that the Company expects to receive, net of discounts and incentives. Payments are generally received in advance of tour departure and are recorded as contract liabilities (deferred revenue) until the performance obligation is satisfied.

For product revenues from ongoing grocery operations, the Company recognizes revenue at a point in time when control of goods is transferred to customers, which generally occurs upon delivery.

Amounts collected on behalf of third parties, such as certain taxes or pass-through costs, are excluded from revenue.

(b) Discontinued operations – Product revenues (Singapore grocery business)

— Performance obligations satisfied at a point in time

Prior to the disposal of the Company’s Singapore grocery business in 2025, the Company generated product revenues from the sale of goods through its mobile application.

The Company accounted for such revenues on a gross basis, as it acted as a principal in these transactions, having control over the goods before transfer to customers and being primarily responsible for fulfilling the promise to provide the specified goods. The Company also considered indicators such as inventory risk, pricing discretion, and primary responsibility in accordance with ASC 606-10-55-36 through 40.

Revenue was recognized at a point in time when control of the goods was transferred to the customer, which generally occurred upon delivery.

Revenues were measured as the amount of consideration expected to be received, net of sales returns and discounts, and excluded amounts collected on behalf of third parties, including sales taxes and indirect taxes.

Customer “Assets” (E-wallet balances)

Under the grocery business model, customers could fund their accounts through the Company’s mobile application (“Assets”), which could be used to offset future purchases. “Assets” arose from (i) customer top-ups, (ii) refunds from cancellations or returns, and (iii) commissions payable to group leaders.

Such balances were initially recorded as advances from customers (contract liabilities), as no underlying sales contract existed at the time of funding.

When customers placed purchase orders, the related balances were reclassified to deferred revenue, representing the Company’s obligation to deliver goods. Deferred revenue was recognized as revenue upon delivery of the goods.

Deferred revenue recognition

The revenue deferred from the previous year and recognized in the current year amounted to $2,171,007, $1,859,990 and $1,007,494 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

In accordance with ASC 606-10-50-5 and ASC 280-10-50-40, the Company disaggregates revenue from contracts with customers by product and service type.

During the year ended December 31, 2025, the Company disposed of its grocery-related business, which included food and beverage, fresh produce, and lifestyle and other personal care items. These operations are presented as discontinued operations in accordance with ASC 205-20.

Accordingly, revenue disaggregation below distinguishes between continuing and discontinued operations for all periods presented.

	For the years ended December 31,
Product/Service Type	2025	Percentage of Revenue	2024	Percentage of Revenue	2023	Percentage of Revenue
Discontinued operations
Food and beverage	$1,170,458	52%	$3,782,036	51%	$3,479,998	32%
Fresh produce	1,050,384	46%	3,625,667	49%	5,436,310	50%
Lifestyle and other personal care items	48,488	2%	26,320	—%	1,932,630	18%
Total	2,269,330	100%	7,434,023	100%	10,848,938	100%

Continuing operations
Food and beverage	—	—%	27,751,764	55%	22,236,685	44%
Fresh produce	440,295	2%	8,323,343	16%	13,939,462	27%
Packaged-tour	18,393,804	98%	14,789,379	29%	14,661,085	29%
Others	—	—%	5,326	—%	—	—%
Total	$18,834,099	100%	$50,869,812	100%	$50,837,232	100%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the years ended December 31,
Product/Service Type	2025	Percentage of Total Revenue	2024	Percentage of Total Revenue	2023	Percentage of Total Revenue
Discontinued operations
Singapore	$2,269,330	100%	$7,434,023	100%	$10,848,938	100%
Total	$2,269,330	100%	$7,434,023	100%	$10,848,938	100%

Continuing operations
Singapore	$13,177,337	70%	$13,382,108	26%	$14,405,196	28%
Indonesia	5,656,762	30%	37,487,704	74%	36,432,036	72%
Total	$18,834,099	100%	$50,869,812	100%	$50,837,232	100%

During the years ended December 31, 2025, 2024 and 2023, all revenues were generated from third parties.

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

For the years ended December 31, 2025, 2024 and 2023, respectively, the restricted stock units were excluded from the computation of diluted net loss per share as the result was anti-dilutive.

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

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments clarify that a contractual restriction on the sale of an equity security is not part of the unit of account of the equity security and therefore should not be considered in measuring fair value. The amendments also require additional disclosures for equity securities subject to contractual sale restrictions. As an emerging growth company that has elected to use the extended transition period for complying with new or revised accounting standards, the Company adopted this standard for the year ended December 31, 2025. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. Because this ASU does not provide new accounting guidance, its adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require enhanced disclosures about significant segment expenses, the Chief Operating Decision Maker (“CODM”), and how the CODM uses reported measures of segment profit or loss to assess performance and allocate resources. The amendments are effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance, and the adoption did not have a material impact on the Company’s consolidated financial statements other than additional disclosure requirements, if applicable.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require enhanced annual disclosures, including more disaggregated information in the effective tax rate reconciliation and additional information about income taxes paid. The amendments are effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that adoption of this guidance will have on its consolidated financial statement disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amendments are intended to improve clarity and operability in determining whether profits interest awards and similar awards should be accounted for under Topic 718. The amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The amendments remove references to various FASB Concepts Statements from the Codification. The amendments are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require additional disclosures about specific natural expense categories included in the income statement captions presented by an entity. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this guidance will have on its consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify the accounting for certain settlements of convertible debt instruments that occur pursuant to an induced conversion offer. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments improve the requirements for identifying the accounting acquirer in the acquisition of a variable interest entity that meets the definition of a business. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments address the application of Topic 326 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The amendments refine the derivatives scope guidance and clarify the accounting for share-based noncash consideration received from a customer in a revenue contract. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

Except as described above, the Company does not believe that any other recently issued accounting standards, if currently adopted, would have a material effect on its consolidated financial position, results of operations, cash flows, or related disclosures.

Note 3. Accounts receivable

	As of December 31,
	2025	2024
Trade receivables	$2,761,842	$4,796,638
Allowance for expected credit losses	(1,671,060)	(648,653)
Exchange rate difference	33,965	29,693
	$1,124,747	$4,177,678

	As of December 31,
Allowance for expected credit losses	2025	2024
Beginning	$648,653	$520,555
Provision for expected credit losses	1,038,148	128,098
Exchange rate difference	(15,741)	-
Ending	$1,671,060	$648,653

Note 4. Prepaid expenses and other assets

At December 31, 2025 and 2024, prepayment and other current assets consisted of the following:-

	As of December 31,
	2025	2024
Prepayment	1,628,234	$2,011,079
Advance to suppliers	3,356,379	2,881,581
Deposits	1,265,338	1,159,683
Other receivables	770,348	929,530
Less: Allowance for expected credit losses	(1,619,003)	(150,000)
Exchange rate difference	-	1,684
	$5,401,296	$6,833,557

	As of December 31,
Allowance for expected credit losses	2025	2024
Beginning	$150,000	$-
Provision for expected credit losses	1,542,600	150,000
Reversal of expected credit losses	(55,515)	-
Exchange rate difference	(18,082)	-
Ending	$1,619,003	$150,000

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

As of December 31, 2025, the Company evaluated the recoverability of the note receivable in accordance with its expected credit loss assessment policy under ASC 326 and recognized an allowance for expected credit losses based on management’s assessment of the counterparty’s creditworthiness, historical repayment behavior, and forward-looking information.

During the year ended December 31, 2025, the Company recorded a reversal of expected credit losses of $55,123, resulting in an allowance balance of $208,869 as of December 31, 2025, compared to $263,992 as of January 1, 2025. The reversal was primarily attributable to an updated assessment of the counterparty’s financial condition and repayment capacity, as well as subsequent developments indicating an improvement in the expected recoverability of the outstanding balance.

	As of December 31,
Allowance for expected credit losses	2025	2024
Beginning	$263,992	$-
Provision for expected credit losses	-	263,992
Reversal of expected credit losses	(55,123)	-
Exchange rate difference		-
Ending	$208,869	$263,992

Note 6. Leasehold improvements and Equipment

At December 31, 2025 and 2024, leasehold improvements and equipment consisted of the following:

	As of December 31,
	2025	2024
Motor vehicles	$97,488	$339,712
Office equipment	117,977	86,746
Furniture and fittings	51,478	46,882
Warehouse equipment	108,984	108,661
Machinery equipment	96,520	67,269
Leasehold improvements	280,887	668,524
	753,334	1,317,794
Accumulated depreciation	(466,270)	(587,147)
Leasehold improvements and equipment, net of accumulated depreciation	$287,064	$730,647

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Depreciation expense of leasehold improvements and equipment for the years ended December 31, 2025, 2024, and 2023 was $247,447, $513,794 and $742,030, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2025, 2024 and 2023, the Company purchased assets of $84,377, $347,902 and $698,282, respectively.

The motor vehicles with a net carrying amount of $10,720, $171,221 and $281,875 are held under finance lease arrangements for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	As of December 31,
	2025	2024
Leasehold buildings	$4,014,297	$3,611,792
Accumulated amortization	(2,512,571)	(1,671,677)
ROU assets, net of accumulated amortization	$1,501,726	$1,940,115

	For the years ended December 31,
	2025	2024	2023
Operating lease cost:
Operating lease costs	$827,349	$148,921	$114,694
Short-term lease costs	576,841	497,785	246,489
	$1,404,190	$646,706	$361,183

Supplemental cash flow information:
Operating cash flows from operating leases	$678,818	$599,701	$295,416
Right-of-use obtained in exchange for new operating lease liabilities	-	91,718	3,045,610
Weighted-average remaining lease term (years):
Operating leases	2.17	3.12	5.04

As of December 31, 2025 and 2024, the weighted-average discount rate for operating leases was 6.0% and 6.0%, respectively.

Operating leases
Years Ended December 31,
2026	$846,794
2027	799,918
2028	223,026
2029	-
Total operating lease payment	1,869,738
Less: Imputed interest	(111,697)
Present value of operating lease liabilities	1,758,041
-
Operating lease liabilities – current	$768,538
Operating lease liabilities – non-current	$989,503

Note 8. Intangible assets

At December 31, 2025 and 2024, intangible assets consisted of the following:

	As of December 31,
	2025	2024
Software	$82,430	$77,594
Application development	1,352,182	2,792,117
	1,434,612	2,869,711
Accumulated amortization	(721,597)	(1,759,904)
Intangible assets, net of accumulated amortization	$713,015	$1,109,807

Based on the carrying value of definite-lived intangible assets as of December 31, 2025, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Years Ended December 31,
2026	$383,989
2027	242,840
2028	86,186
Total amortization expense	$713,015

Amortization expense of intangible assets for the years ended December 31, 2025, 2024 and 2023 was $718,051, $737,842 and $591,321, respectively, which were recognized under General administrative expenses.

During the years ended December 31, 2025, 2024 and 2023, the Company acquired intangible assets of $549,070, $596,469 and $890,377, respectively.

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Note 9. Other current liabilities

At December 31, 2025 and 2024, other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Accrued expenses	$636,194	$793,873
Advance from customers	174,822	147,849
Other payables	2,210,718	2,727,401
	$3,021,734	$3,669,123

Accrued expenses mainly relate to staff-related expenses and audit fee as of December 31, 2025 and 2024, respectively.

Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

Other payables mainly include outstanding amounts owed to various non-trade vendors, storage deposit receivable from customers and value added tax (“VAT”) payables as of December 31, 2025 and 2024, respectively.

Note 10. Loans payable

At December 31, 2025 and 2024, loans payable consisted of the following:

	As of December 31,
	2025	2024
Hire purchases – Motor Vehicle	$—	$166,438
Short-term loan	102,149	231,042
	102,149	397,480
Less current portion	(102,149)	(264,177)
Long-term loans payable	$—	$133,303

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

The Company has booked interest expense on the loans of nil, $215,003 and $241,890 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the years ended December 31, 2025 and 2024, the Company disposed of vehicles that were previously acquired under hire purchase (finance lease) arrangements. The vehicles, which had an original cost of $267,189 and $77,444, had accumulated depreciation of $122,205 and $32,794, respectively, at the dates of disposal.

In connection with the disposal, the related lease liability of $151,249 and $34,038 was fully settled, the vehicles were sold to a third party for gross proceeds of $159,956 and $42,970, the net book value of the asset at the date of disposal was $144,894 and $44,650, resulting in a loss on disposal of $15,062 and $1,680 during the year ended December 31, 2025 and 2024, respectively.

The loss on disposal was included in “Loss on disposal of discontinued operations” in the consolidated statements of operations.

For cash flow presentation purposes, the gross proceeds from the disposal were presented as cash inflows from investing activities in the consolidated statements of cash flows. The settlement of the related lease liability was treated as a non-cash transaction, where the proceeds were effectively used to offset the outstanding hire purchase or lease balance, and therefore did not result in a separate financing cash outflow.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2023, the loan was extended to May 30, 2023 with the same terms and conditions. On October 2, 2023, the loan was extended to December 31, 2023 with the same terms and conditions. On March 8, 2024, the loan was further extended to May 31,2024 with the same terms and conditions. On December 31, 2025, the loan was further extended to November 30, 2026 with the same terms and conditions.

Hire Purchases

As of December 31, 2025, the Company had fully settled all outstanding hire purchase arrangements and no hire purchase liabilities remained. Accordingly, there were no future minimum lease payments under hire purchases as of that date.

As of December 31, 2024, future minimum lease payments under hire purchases that have initial non-cancellable lease terms in excess of one year were as follows:

Finance leases
Year Ended December 31,
2025	$40,718
2026	40,718
2027	40,718
2028	40,718
Thereafter	23,752
186,624
Less: Imputed interest	(20,186)
Hire purchases liabilities	166,438

Hire purchases liabilities – current	$33,135
Hire purchases liabilities – non-current	$133,303

Note 11. Related Party Transactions

Amount due from related parties

As of December 31, 2025 and 2024, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $18,337 and $26,860, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of December 31, 2025 and 2024, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $15,645 and $10,696, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	2025	2024	2023
Beginning of the years January 1	$24,842	$25,929	$25,336
Exchange difference	1,549	(1,087)	593
Years ended December 31	$26,391	$24,842	$25,929

As of December 31, 2025 and 2024, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $26,391 and $24,842. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Note 12. Convertible Notes Payables

During the year ended December 31, 2023, the Company issued a series of Convertible Loan Notes (“Notes”) in an aggregate principal amount of $1,489,200 to various individual investors with identical terms. None of the Notes were converted into ordinary shares of the Company.

Pursuant to the terms of the Note agreements, these Notes will mature in 12 to 18 months from the respective funding dates and bear interest at a rate of 10% per annum, to be accrued and payable at maturity. The Company is obligated to redeem the Notes in cash at the principal amount together with all accrued interest in the absence of a public listing or conversion into shares.

On October 19, 2023, the Note holders entered into lock-up agreements to agree that their Notes would be converted after 180 days from the closing of the Company’s initial public offering (the “Lock-Up Period”), with an anticipated conversion date of April 17, 2024. On November 27, 2023, the Note holders entered into a subsequent agreement with the Company to waive the conversion rights, and the Notes were modified to require full cash settlement with interest at 10% per annum. Settlement was to occur (a) six (6) months from October 19, 2023, and (b) in such manner as agreed between the parties on or prior to the settlement date.

On June 13, 2024, the Company issued a convertible note with a principal amount of $2,400,000 in exchange for cash proceeds of $2,000,000.

On July 11, 2024, a portion of the note with a principal amount of $900,000 was converted into ordinary shares.

During the year ended December 31, 2025, the Company reduced the outstanding balance of the convertible note through (i) cash repayment of $300,000 and (ii) conversion of a principal amount of $554,250 into ordinary shares. The remaining outstanding balance of $645,750 was fully repaid on June 3, 2025.

As of December 31, 2025 and 2024, the carrying amount of convertible notes payable was $529,768 and $1,525,220, respectively.

During the years ended December 31, 2025 and 2024, convertible notes with principal amounts of approximately $554,250 and $900,000, respectively, were converted into ordinary shares.

The corresponding carrying amounts of the convertible notes at the dates of conversion were approximately $678,312 and $1,300,000, respectively. These non-cash conversions are presented in the supplemental disclosure of non-cash financing activities in the consolidated statements of cash flows.

The difference between the principal amounts and the carrying amounts is primarily attributable to the amortization of debt discount and accrued interest recognized prior to conversion. These amounts are consistent with the movements presented in the consolidated statements of changes in shareholders’ equity.

Note 13. Equity

Capital Structure

As of December 31, 2025, the Company’s authorized share capital was US$100,100 divided into 2,166,666,666 ordinary shares, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, each with a par value of US$0.0000462 per share.

Share Split and Share Consolidation

On May 2, 2023, the Company’s shareholders approved a 1-for-2,600 share forward split of the Company’s authorized and issued ordinary shares, whereby each issued share was subdivided into 2,600 shares. In connection with the share forward split, the par value of each ordinary share was reduced from $0.001 to $0.000000385. The shareholders also approved an increase in the Company’s authorized ordinary shares from 100,000,000 to 260,000,000,000.

On January 15, 2025 and March 21, 2025, the Company effected share consolidations of its issued and unissued ordinary shares on a one-for-forty (1-for-40) and one-for-three (1-for-3) basis, respectively, resulting in a combined one-for-one hundred twenty (1-for-120) share consolidation. Following these consolidations, the Company’s authorized share capital was adjusted to US$100,100 divided into 2,166,666,666 ordinary shares, comprising 2,166,250,000 Class A ordinary shares and 416,666 Class B ordinary shares, each with a par value of US$0.0000462 per share.

All share and per share amounts presented in these consolidated financial statements, including the number of authorized shares, issued and outstanding shares, and earnings per share, have been retrospectively adjusted for all periods presented to reflect the effects of the 2023 share forward split and the 2025 share consolidations, unless otherwise stated.

Issuance of Ordinary Shares

The Company’s ordinary shares were issued during the periods presented primarily in connection with its initial public offering, equity financing activities, share-based compensation arrangements, and settlement or conversion of liabilities into equity.

In 2023, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market. The Company issued ordinary shares at a public offering price of $4.00 per share, generating gross proceeds of approximately $15.2 million, before deducting underwriting discounts and offering expenses. The shares commenced trading on October 19, 2023 under the symbol “WBUY.”

In connection with the IPO, the underwriters exercised the over-allotment option in full, resulting in the issuance of additional ordinary shares. In aggregate, a total of 36,417 ordinary shares were issued in connection with the IPO, including the full exercise of the over-allotment option, presented on a post-share split and share consolidation basis. All share numbers presented in these financial statements have been retrospectively adjusted to reflect the impact of share splits and share consolidations.

In 2024, the Company issued ordinary shares through a combination of equity financing arrangements and share-based compensation, including issuances pursuant to subscription agreements, financing arrangements and equity incentive grants.

During the year ended December 31, 2024, the Company issued ordinary shares through various equity transactions, including (i) the issuance of 14,352 ordinary shares to employees under its Equity Incentive Plan, (ii) the issuance of 43,416 ordinary shares upon conversion of convertible notes, whereby the carrying value of the related liabilities was derecognized and reclassified to equity with no gain or loss recognized upon conversion, and (iii) the issuance of an aggregate of 229,823 ordinary shares to investors pursuant to subscription agreements, with proceeds recorded in equity and the excess over par value recognized in additional paid-in capital.

In addition, the Company recognized share-based compensation expense of approximately $630,000 in connection with the issuance of 35,000 Class A ordinary shares, with a corresponding increase in additional paid-in capital.

The cash proceeds from issuance of ordinary shares for the years ended December 31, 2025, 2024 and 2023 were approximately $2,682,925, $5,035,670 and $15,543,750, respectively, as presented in the consolidated statements of cash flows.

During the year ended December 31, 2025, the Company issued ordinary shares through multiple financing and settlement transactions, including (i) the issuance of 13,671 ordinary shares to Orca Capital on January 3, 2025 pursuant to a registered direct offering under an effective registration statement on Form F-3, (ii) the issuance of an aggregate of 286,241 ordinary shares upon conversion of convertible loans in accordance with the contractual terms of the respective agreements, resulting in the derecognition of the related liabilities and reclassification of the carrying amounts to equity, comprising share capital and additional paid-in capital, with no gain or loss recognized upon conversion, and (iii) the issuance of 1,377,888 ordinary shares to certain creditors in settlement of outstanding liabilities, whereby the corresponding liabilities were fully extinguished upon issuance, with the excess over par value recorded in additional paid-in capital.

All issuances of ordinary shares described above are consistent with the movements presented in the consolidated statements of changes in shareholders’ equity.

Issued and Outstanding Shares

Consolidated Balance Sheets as of December 31, 2025:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	2,166,666,666
Number of ordinary shares – issued and outstanding	2,436,907
Par value	$0.0000462

Consolidated Balance Sheets as of December 31, 2024:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	2,166,666,666
Number of ordinary shares – issued and outstanding	759,107
Par value	$0.0000462

Consolidated Balance Sheets as of December 31, 2023:

Equity
(Deficit) Equity
Number of ordinary shares – authorized	2,166,666,666
Number of ordinary shares – issued and outstanding	400,099
Par value	$0.0000462

Additional Paid-in Capital

The Company recognized additional paid-in capital of approximately $13.6 million in connection with its initial public offering, representing gross proceeds of approximately $15.2 million, net of underwriting discounts and offering-related expenses.

Additional paid-in capital also increased during the periods presented as a result of equity issuances under subscription agreements, conversion of liabilities into equity, and share-based compensation arrangements.

Other Matters

All share numbers disclosed in these financial statements have been retrospectively adjusted to reflect the impact of all share splits and share consolidations, as if such transactions had occurred at the beginning of the earliest period presented.

Accordingly, the detailed numerical reconciliation of share movements should be read in conjunction with the consolidated statements of changes in shareholders’ equity.

Restricted Share Units

On January 1, 2021, the Company granted 1,642 restricted share units amounting to $3,240,344, with a vesting period of twenty (20) months effective from the grant date, subject to forfeiture and restrictions which limited the sale or transfer of the shares during the restriction period. The fair value of the restricted share units was estimated on the grant date based on the Company’s most recent observable price of cash transactions with unrelated parties for issuance of its equity securities in September 2020. On August 2, 2024, the Company issued 1,722,159 restricted shares to an investor as part of a financing agreement. The shares had a fair value of approximately $300,000 and were fully vested on the grant date. Although vested, the shares are subject to transfer restrictions. The value of the shares was recorded as a deferred financing cost and will be amortized over 24 months. During the years ended December 31, 2025, 2024 and 2023, the Company recorded share-based compensation of $nil, $630,000 and $nil in its consolidated statements of operations and comprehensive loss. On August 29, 2022, the Company issued 1,642 ordinary shares at the end of the vesting period. As a result of the share forward split, the restricted share unit granted and ordinary shares issued became 4,269,200.

Note 14. Discontinued Operations

(a)	Background and Nature of Discontinued Operations

During the year ended December 31, 2025, the Company completed a strategic shift in its business focus by exiting its grocery segment in Singapore (the “SG Grocery Business”) and reallocating resources toward its higher-margin travel and related services business.

The SG Grocery Business historically comprised the sale and distribution of consumer goods through online and offline channels, including warehousing, logistics and last-mile delivery operations.

Management determined that the disposal of the SG Grocery Business represents a strategic shift that has a major effect on the Company’s operations and financial results. Accordingly, the results of this component have been presented as discontinued operations in accordance with ASC 205-20.

(b)	Date and Manner of Disposal

The Company completed the disposal of the SG Grocery Business during the year ended December 31, 2025 through the sale of its Singapore grocery-related operations and associated assets to a third party.

Following the disposal:

-	the Company has ceased all grocery operations in Singapore;

-	the Company does not retain any significant continuing involvement in the disposed business; and

-	the Company does not have significant continuing cash flows from the disposed component.

Accordingly, the disposal qualifies for discontinued operations presentation under US GAAP.

(c)	Results of Discontinued Operations

The results of the SG Grocery Business have been reclassified and presented as discontinued operations in the consolidated statements of operations for all periods presented.

Costs directly attributable to the discontinued operations have been fully allocated. For shared costs, including general and administrative expenses, allocations have been made based on the nature of the expenses, including employee function, asset utilization, and operational relevance.

In addition, the Company recorded expected credit loss allowances relating primarily to trade receivables and advances to suppliers associated with the wind-down of the grocery operations, reflecting aging balances and uncertainties in recoverability.

During the year ended December 31, 2025, the Company recognized a loss on disposal of discontinued operations of approximately $78,997. This amount is included within loss from discontinued operations in the consolidated statements of operations and is presented as an adjustment to reconcile net loss to net cash used in operating activities in the consolidated statements of cash flows.

(d)	Cash Flow Impact of Disposal

During the year ended December 31, 2025, the Company received proceeds of approximately $429,327 from the disposal of assets related to the discontinued grocery operations. Such proceeds have been presented as cash flows from investing activities in the consolidated statements of cash flows.

(e)	Reassessment of Disposal Disclosures

Management has reassessed the level of detail presented in prior disclosures relating to disposals.

In accordance with US GAAP and based on materiality considerations, detailed disclosures of disposals have been limited to those that:

-	relate to components classified as discontinued operations; or

-	have a continuing impact on the Company’s financial position, results of operations or cash flows.

Disposals that do not have a continuing financial impact on the periods presented have been streamlined or omitted to improve clarity and relevance of the financial statements.

(f)	Continuing Operations

The Company’s remaining businesses, including travel services, MICE and advisory services, and platform-based operations, are presented as continuing operations.

The Company’s grocery operations in Indonesia have not been classified as discontinued operations, as management has not committed to a disposal plan and continues to evaluate strategic alternatives, including potential sale, restructuring, or restart of operations. Accordingly, these operations do not meet the criteria for classification as discontinued operations under ASC 205-20.

(g)	Financial Information of Discontinued Operations

The following table sets forth certain discontinued operational data for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Revenues	$2,269,330	$7,434,023	$10,848,938
Cost of revenues	(2,027,538)	(5,725,852)	(9,023,652)
Gross profit	241,792	1,708,171	1,825,286

Operating expenses
Selling and distribution expenses	(524,957)	(1,311,713)	(1,606,565)
General administrative expenses	(2,697,067)	(3,389,724)	(3,998,903)
Share-based compensation	-	-	-
Total operating expenses	(3,222,024)	(4,701,437)	(5,605,468)

Loss from operations	(2,980,232)	(2,993,266)	(3,780,182)

Other income (expense)
Other income	-	-	-
Finance costs	(120,778)	(370,681)	(279,867)
Total other income (expense), net	(120,778)	(370,681)	(279,867)

Loss before income taxes	(3,101,010)	(3,363,947)	(4,060,049)
Income taxes	-	-
Net loss from discontinued operations, net of tax	(3,101,010)	(3,363,947)	(4,060,049)

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2025, 2024 and 2023.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the years ended December 31, 2025, 2024 and 2023. However, public companies that meet certain conditions are eligible for a reduced rate of 19%.

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

Below is a reconciliation of the statutory tax rate to the effective tax rate after the adoption of ASU 2023-09:

	For the years ended December 31,
	2025	Effective Tax rate	2024	Effective Tax rate	2023	Effective Tax rate
Net loss before income taxes	$(8,692,909)		$(6,775,419)		$(5,162,454)

Income tax expenses attributable to net income at Singapore statutory rate of 17% (*)	(1,477,795)	(17.0)%	(1,151,821)	(17.0)%	(877,617)	(17.0)%
Effect of different tax rates	(175,099)	(2.0)%	(76,503)	(1.1)%	51,540	1.0%
Non-deductible expenses	281,727	3.2%	304,136	4.5%	302,956	5.9%
Unrecognized deferred tax asset	1,371,167	15.8%	924,188	13.6%	523,121	10.1%
Total tax provision	$—	—	$—	—	$—	—

(*)	The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	As of December 31,
	2025	2024
Tax loss carry forwards	$18,423,741	$15,794,453
Deferred tax assets	3,132,036	2,685,057
Valuation allowance	(3,132,036)	(2,685,057)
Total deferred tax assets, net	$—	$—

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $9,175,965, $8,637,591 and $8,596,330 for the years ended December 31, 2025, 2024 and 2023, respectively, cannot be used to offset future profit.

Note 16. Government Grants

The Company receives various government grants from the Singapore government to support employment and business operations.

Under the Wage Credit Scheme (“WCS”), the Singapore government co-funds 30% of qualifying wage increases given to Singaporean employees earning a gross monthly wage of up to SGD 4,000.

Under the Senior Employment Credit (“SEC”), the Singapore government provides wage offsets to employers who hire senior Singaporean employees aged 55 and above. The SEC supports up to 7% of wages paid to eligible employees earning up to SGD 4,000 per month, depending on the age group.

The Company also receives CPF Transition Offset, which is provided to offset increases in employer CPF contribution rates for senior workers.

In addition, the Company received a Corporate Income Tax (CIT) rebate, which is a cash grant provided to support businesses and reduce tax burden.

During the year ended December 31, 2025, 2024 and 2023, these government grants in aggregate amount of $13,183, $46,235 and $50,537, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

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

There was no single customer who represent 10% or more of the Company’s total revenue for financial years ended December 31, 2025, 2024 and 2023.

There were no suppliers who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2025. There were three suppliers who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2024.

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2025	% accounts payable	2024	% accounts payable
Company A	$-	-	2,287,077	37.5
Company B	-	-	728,171	11.9
Company C	-	-	682,011	11.2
Company D	393,676	14.6	-	-
	$393,676	14.6	3,697,259	60.6

There were no customers that individually accounted for 10% or more of total accounts receivable as of December 31, 2025 and 2024.

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

Note 18. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the date of this report.

Note 19. Subsequent Events

Subsequent events have been reviewed through the date these consolidated financial statements were issued and required no adjustments or disclosures other than the following:

1.	Equity Transactions

The Company completed the following equity-related transactions subsequent to December 31, 2025:

(a)	Equity Incentive Plan

On December 31, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants and key employees, and to align their interests with those of shareholders.

The 2025 Plan provides for a maximum of 334,859 Class A ordinary shares available for issuance.

On January 30, 2026, the Company issued 334,859 Class A ordinary shares under the 2025 Plan as share-based compensation to certain employees for their continued service.

Management considers this issuance to be part of its ongoing compensation and retention strategy and does not expect it to have a material impact on the Company’s liquidity.

(b)	Private Investment in Public Equity (“PIPE”)

On February 19, 2026, the Company entered into a securities subscription agreement (as amended) with an investor, pursuant to which the Company agreed to issue and sell Class A ordinary shares for an aggregate purchase price of $1,000,000.

The purchase price per share was determined as 90% of the average closing price of the Company’s Class A ordinary shares on Nasdaq for the five trading days immediately preceding the closing date.

The investment was funded in two tranches:

$600,000 received on February 19, 2026

$400,000 received on March 13, 2026

Based on the pricing formula, the purchase price per share was calculated at $0.8776.

Accordingly, on March 24, 2026, the Company issued 1,139,472 Class A ordinary shares to the investor.

This transaction strengthened the Company’s liquidity position and contributed to the improvement of stockholders’ equity.

2.	Debt Conversion and Settlement

The Company undertook the following debt restructuring transactions through equity settlement as part of its capital optimization strategy:

(a)	Debt Settlement with Creditors

On February 17, 2026, the Company entered into a Debt Settlement and Mutual Release Agreement with certain creditors and related parties.

Under the agreement:

An aggregate amount of $688,404.92 of outstanding payables was settled

Settlement was effected through issuance of equity

The Company issued:

593,453 restricted Class A ordinary shares

At a price of $1.16 per share (based on closing price on February 13, 2026)

Upon issuance:

The related liabilities were fully extinguished

The parties mutually released each other from all related claims

This transaction reduced the Company’s liabilities and improved its overall balance sheet position.

(b)	Convertible Loan Conversion

On February 13, 2026, the Company received a conversion notice from a lender pursuant to a Convertible Loan Note Agreement.

The lender elected to convert the full outstanding balance of $289,200 into equity.

Conversion price: $1.19 per share

Reference price: closing price on February 12, 2026

Shares to be issued: 243,026 Class A ordinary shares

Upon conversion, the related loan obligation was fully extinguished.

This transaction further reduced leverage and strengthened stockholders’ equity.

3.	Financing Arrangements

Equity Line of Credit (“ELOC”)

On March 23, 2026, the Company entered into an Ordinary Share Purchase Agreement with an institutional investor.

Under this agreement:

The Company has the right, but not the obligation, to sell up to $20,000,000 of Class A ordinary shares

The investor is obligated to purchase such shares, subject to the terms of the agreement

Concurrently, the Company entered into a Registration Rights Agreement, pursuant to which the Company agreed to file one or more registration statements with the U.S. Securities and Exchange Commission to register the resale of shares issued under the facility.

This arrangement provides the Company with additional financial flexibility to raise capital over time, subject to market conditions.

4.	Regulatory and Compliance Matters

Nasdaq Compliance Notice

On January 5, 2026, the Company received a notice from the Listing Qualifications Department of Nasdaq indicating that it was not in compliance with the minimum stockholders’ equity requirement of $2,500,000 under Nasdaq Listing Rule 5550(b)(1).

Based on the Company’s unaudited financial information as of June 30, 2025, stockholders’ equity was below the required threshold, and the Company did not meet alternative compliance standards.

In accordance with Nasdaq Listing Rules:

The Company was granted 45 calendar days

Deadline: February 19, 2026

Purpose: to submit a plan to regain compliance

On February 19, 2026, the Company submitted its compliance plan, which includes:

anticipated improvements in stockholders’ equity

capital raising transactions (including the PIPE financing described above)

liability reduction initiatives (including debt settlements and conversions)

operational and strategic initiatives

There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will regain or maintain compliance with continued listing requirements.

5. Additional Share Issuances

Subsequent to the transactions described above, the Company completed the following additional equity issuances:

●	On April 15, 2026, the Company issued 300,000 Class A ordinary shares at a price of $1.17 per share as share-based compensation.

●	On April 21, 2026, the Company issued 100,000 Class B ordinary shares at a price of $1.17 per share pursuant to a share purchase arrangement.