Form 20-F/A
period 2025-12-31
WEBUY GLOBAL LTD
filed 2026-05-13
CIK 1946703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

 (Amendment No.1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 29, 2026. The purpose of this Form 20-F/A is to amend certain information under “Item 16G. Corporate Governance.”

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain requirements of the Nasdaq Listing Rules. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

On November 26, 2025, we obtained a home country practice opinion from our Cayman Islands counsel, Conyers Dill & Pearman Pte. Ltd., pursuant to Nasdaq Listing Rule 5615(a)(3), permitting us to follow Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements.

Although we are permitted to rely on such home country practice exemptions, we currently comply with certain Nasdaq corporate governance requirements, including Rule 5605(b)(1), which requires that a majority of our board of directors be independent, and Rule 5605(c), relating to audit committee composition and independence requirements. In addition, our audit committee complies with Rule 10A-3 under the Exchange Act.

We currently follow home country practice in lieu of certain Nasdaq corporate governance requirements, including:

(i)	Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present;

(ii)	Rule 5605(e), which requires director nominees to be selected or recommended solely by independent directors or a nominations committee comprised solely of independent directors;

(iii)	Rule 5620(a), which requires listed companies to hold an annual meeting of shareholders within one year after the end of each fiscal year. We did not hold an annual general meeting of shareholders in 2025, although we held an extraordinary general meeting of shareholders on March 21, 2025;

(iv)	Rule 5620(b), relating to proxy solicitation and proxy statements for shareholder meetings;

(v)	Rule 5620(c), relating to quorum requirements for shareholder meetings;

(vi)	Rule 5630(a), relating to the review and oversight of related party transactions by an independent body of the board of directors;

(vii)	Rule 5635(a), relating to shareholder approval requirements for certain issuances in connection with acquisitions of stock or assets of another company;

(viii)	Rule 5635(b), relating to shareholder approval requirements for issuances resulting in a change of control;

(ix)	Rule 5635(c), relating to shareholder approval requirements for equity compensation plans and arrangements; and

(x)	Rule 5635(d), relating to shareholder approval requirements for certain issuances of 20% or more of our outstanding ordinary shares or voting power at a price less than the minimum price as defined under Nasdaq rules.

In the future, we may rely on other home country practice exemptions available to foreign private issuers under Nasdaq rules. Because we chose to certain follow home country practices, our shareholders will be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 6. Directors, Senior Management and Employees – 6.C. Board Practices - Foreign Private Issuer Exemption.”

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association of WEBUY GLOBAL LTD (incorporated by reference to Exhibit 1.1 to Form 20-F, filed with the SEC on April 15, 2024)

2.1**	Description of Securities

4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.2	Form of Director Offer Letter (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.3	Form of Independent Director Offer Letter (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

4.4	Form of Group Leader Contract (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.5	Form of Supplier Sales Contract (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.6	Share Swap Agreement by and among New Retail and Shareholders dated August 29, 2022 (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

4.7	Form of Collaboration Agreement between PT Webuy Social Indonesia and Indonesian Local Stores (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 16, 2023)

8.1**	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (Registration No. 333- 271604), filed with the SEC on May 3, 2023)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F, filed with the SEC on April 15, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1**	Consent of Onestop Assurance PAC

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Form 20-F, filed with the SEC on April 15, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this 20-F/A
**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer and Chairman of the Board

Date: May 13, 2026

4